

2024 Annual Meeting of Stockholders

Notice & Proxy Statement
2023 Annual Report on Form 10-K

LETTER TO OUR SHAREHOLDERS

Dear Fellow Yelp Shareholders,

In 2023, Yelp achieved one of the strongest financial performances in the company's history through the consistent, focused execution of its product-led strategy. These results — including a number of records across our categories and channels — are a clear indication of the quality of our accelerated product development and the value advertisers find in reaching our high-intent audience. I am proud of the Yelp team's consistent innovation and their unwavering commitment to our mission of connecting people with great local businesses.

Initiatives to Drive Long-term, Profitable Growth. By further differentiating the Services product experience and increasing the percentage of monetized leads in our Services categories, we delivered record advertising revenue from Services businesses in 2023. Our most efficient sales channels, Self-serve and Multi-location, grew approximately 20% and 15% year over year, respectively. Upgrades to our ad system and technology drove a 5% year-over-year increase in ad clicks as users interacted with even more relevant content. Our execution of these strategic initiatives drove a record $1.34 billion of net revenue with $99 million of net income and $330 million of adjusted EBITDA[1] in 2023.

Trusted Content. To support the growth of the trusted content that forms the basis of our business, we introduced new visual and interactive ways for our users to contribute and engage with content on Yelp. Product enhancements such as our introduction of review topics, which suggest helpful topics for contributors to cover in their reviews, led to an 8% year-over-year increase in cumulative reviews. We also detailed the significant measures we take to maintain the integrity and quality of our content in our fourth annual Trust & Safety Report.[2]

Broad-based Local Ad Platform. We continued to enhance our ad products and system, rolling out nearly 40 product features and updates to help consumers more effortlessly discover and connect with great local businesses. These improvements, along with our high-intent audience, generated robust advertiser demand across a broad range of categories in 2023.

ESG. We continued to enhance our ESG disclosures with the release of our 2023 ESG Report.[3] In addition to detailing our efforts and impact in key areas, we announced our goal to reduce our carbon footprint to net zero by 2031. These disclosures — as well as our commitment to strong governance practices generally — are informed by shareholder feedback and reflect our dedication to responsible and sustainable business practices.

Prudent Capital Allocation. We repurchased $200 million worth of shares in 2023, bringing our cumulative repurchases to nearly $1.4 billion as of December 31, 2023. We have continued to repurchase shares into 2024 and plan to continue doing so, subject to market and economic conditions. In February 2024, our Board of Directors authorized the repurchase of an additional $500 million worth of shares.

On behalf of our Board of Directors and management team, we cordially invite you to attend the 2024 Annual Meeting of Stockholders, which will be conducted by live audio webcast on June 13, 2024 at 9:00 a.m. (Pacific time). Details on how to join the meeting are described in the attached Notice of Annual Meeting of Stockholders and Proxy Statement.

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[1] Adjusted EBITDA is not calculated under accounting principles generally accepted in the United States ("GAAP"). For information on how we define and calculate adjusted EBITDA, and a reconciliation of this non-GAAP financial measure to net income, see Appendix A.

[2] Available at trust.yelp.com. Content available at websites and in documents referenced in this letter are not incorporated herein and are not part of this Proxy Statement.

[3] Available at yelp-ir.com/ESG-investors.

We look forward to your participation and, as always, we sincerely appreciate your continued support and interest in Yelp.

Sincerely,

Diane Irvine
Chair, Board of Directors
Yelp Inc.

YELP INC.
350 Mission Street, 10th Floor
San Francisco, California 94105

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 13, 2024

Dear Stockholder:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of YELP INC., a Delaware corporation (the "Company"). The Annual Meeting will be held on Thursday, June 13, 2024 at 9:00 a.m. (Pacific time).

As in past years, the Annual Meeting will be a completely virtual meeting of stockholders, which will be conducted via a live audio webcast. You will be able to attend the Annual Meeting, submit your questions and vote online during the meeting by visiting www.virtualshareholdermeeting.com/YELP2024.

At the Annual Meeting, stockholders will vote on the following matters:

1. To elect the nine nominees for director named in the accompanying proxy statement (the "Proxy Statement") to hold office until the 2025 Annual Meeting of Stockholders.

2. To ratify the selection by the Audit Committee of the Board of Directors of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2024.

3. To approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Proxy Statement.

4. To conduct any other business properly brought before the Annual Meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice. The record date for the Annual Meeting is April 15, 2024. Only stockholders of record at the close of business on that date may vote at the Annual Meeting or at any adjournment thereof.

A complete list of such stockholders will be available for examination by any stockholder for any purpose germane to the Annual Meeting for a period of ten days ending on the day prior to the meeting at our headquarters at 350 Mission Street, 10th Floor, San Francisco, California 94105. If you would like to view the list, please contact us to schedule an appointment by calling (415) 908-3801 or emailing ir@yelp.com.

We look forward to your attendance at our Annual Meeting.

By Order of the Board of Directors

Aaron Schur
Corporate Secretary

San Francisco, California
April 25, 2024

You are cordially invited to attend and participate in the Annual Meeting, which will be held virtually via the Internet. Whether or not you expect to attend the Annual Meeting, please vote over the telephone or Internet, or, if you receive a paper proxy card by mail, by completing and returning the proxy card mailed to you, as promptly as possible in order to ensure your representation at the Annual Meeting. Voting instructions are provided in the Notice of Internet Availability of Proxy Materials, or, if you receive a paper proxy card by mail, the instructions are printed on your proxy card and included in the accompanying Proxy Statement. Even if you have voted by proxy, you may still vote your shares if you attend the Annual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual Meeting, you may need to obtain a legal proxy issued in your name from that record holder. Please contact your broker, bank or other nominee for information about specific requirements if you would like to vote your shares during the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on June 13, 2024 via a live audio webcast at www.virtualshareholdermeeting.com/YELP2024 at 9:00 a.m. Pacific time.

The Proxy Statement and Annual Report are available at www.proxyvote.com.



PROXY STATEMENT
FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement and other materials we are sending you or that are available on our website in connection with our 2024 Annual Meeting of Stockholders ("Other Materials") contain forward-looking statements that involve risks, uncertainties and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Proxy Statement and the Other Materials, including statements regarding our plans and strategies in 2024 as well as our plans, goals and priorities related to environmental, social and governance matters, that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "seek," "should," "target," "will," "would" and similar expressions or variations intended to identify forward-looking statements.

These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" included in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Furthermore, such forward-looking statements speak only as of the date of this Proxy Statement. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

PROXY STATEMENT SUMMARY

We are providing you with these proxy materials because the Board of Directors (the "Board") is soliciting your proxy to vote at the Annual Meeting. This summary highlights certain information contained in this Proxy Statement, but does not contain all of the information you should consider when voting your shares. Please read the entire Proxy Statement carefully before voting.

1	**Election of Directors** 
	The Board recommends a vote FOR all of the named nominees.

Director Nominees



Diane Irvine INDEPENDENT CHAIR

Director Since: November 2011

Committees: Audit (Chair)

Nominating & Corporate Governance



Sharon Rothstein INDEPENDENT

Director Since: March 2019

Committees: Compensation

Nominating & Corporate Governance



Fred D. Anderson, Jr. INDEPENDENT

Director Since: February 2011

Committees: Audit

Compensation (Chair)



Jeremy Stoppelman, CEO

Director Since: September 2005



Christine Barone INDEPENDENT

Director Since: March 2020

Committees: Audit



Chris Terrill INDEPENDENT

Director Since: March 2022

Committees: Nominating & Corporate Governance



Robert Gibbs INDEPENDENT

Director Since: May 2012

Committees: Audit

Nominating & Corporate Governance (Chair)



Tony Wells INDEPENDENT

Director Since: October 2020

Committees: Compensation



Dan Jedda INDEPENDENT

Director Since: March 2024

The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on our Board. Please see "*Information Regarding the Board of Directors and Corporate Governance—Board of Directors*" on page 8 below for more information about the specific qualifications of the director nominees.

INDEPENDENCE



■ 8 Independent Directors   □ 1 Executive Director

TENURE



■ 1 < 2 years   ■ 4 2-9 years   □ 4 10+ years

AGE



■ 2 41-50   ■ 4 51-60   □ 3 61+

DIVERSITY



■ 4 Gender or Ethnically Diverse   ■ 4 Non-Diverse   □ 1 Declined to Disclose

3 Women directors • 1 Black director • 1 Declined to disclose

Corporate Governance

We are committed to corporate governance practices that promote long-term stockholder value creation. Some highlights of our governance program include:

- ✓ Maintain an independent Chairperson separate from our Chief Executive Officer
- ✓ 100% independent committee members
- ✓ Majority voting with director resignation policy in uncontested elections
- ✓ Strong stockholder engagement practice
- ✓ Track record of effective Board refreshment (with five of our independent director nominees having joined in 2019 or later)
- ✓ All directors elected annually

- ✓ Proxy access for stockholders
- ✓ No short sales, hedging, pledging, margin purchases or other inherently speculative transactions in our equity securities by directors or executive officers
- ✓ Annual say-on-pay vote
- ✓ Stock ownership guidelines for directors and executive officers
- ✓ Updated clawback policy on incentive-based cash and equity compensation for executive officers

Please see "*Information Regarding the Board of Directors and Corporate Governance—Corporate Governance*" on page 23 below for a detailed discussion of our corporate governance practices.

2 Ratification of Independent Registered Public Accounting Firm

The Board recommends a vote FOR this proposal.



3 Advisory Vote on Executive Compensation

The Board recommends a vote FOR this proposal.



Executive Compensation Highlights

Our Board and the Compensation Committee of the Board (the "Compensation Committee") have implemented the following compensation and governance policies and practices, among others, to establish a responsible and competitive pay program:

☑ **What We Do**

✓ Maintain a completely independent Compensation Committee

✓ Retain an independent compensation consultant

✓ Structure a substantial majority of total compensation as long-term equity awards

✓ Set annual and long-term incentive targets based on clearly disclosed, objective performance measures

✓ Grant performance-based long-term equity awards that constitute a meaningful portion of equity compensation

✓ Employ our executive officers at will

✓ Provide reasonable change in control and severance benefits that do not exceed the executive officer's annual cash compensation (i.e., base salary + cash incentive amount, if any) at the time of termination

✓ Maintain stock ownership guidelines for executive officers and directors

✓ Subject incentive-based cash and equity compensation to a clawback policy

✓ Engage with our stockholders and make changes to our executive compensation program when appropriate

☒ **What We Do Not Do**

✗ No guaranteed salary increases, guaranteed cash incentives or guaranteed equity compensation

✗ No strict benchmarking of compensation

✗ No "single-trigger" change in control cash payments or guaranteed equity acceleration

✗ No excise tax "gross-ups" for change in control or termination benefits

✗ No excessive perquisites or personal benefits

✗ No pension arrangements, defined benefit retirement programs or non-qualified deferred compensation plans

✗ No hedging, pledging or other inherently speculative transactions in our equity securities

✗ No stock option exchanges or repricings without stockholder approval

Following feedback from investors and the results of our 2022 say-on-pay vote, our Compensation Committee approved the executive compensation program set forth below for 2023, which is heavily weighted toward at-risk compensation and aligned with our corporate strategy.

2023 Executive Compensation Program

Base Salary

- Only element of total direct compensation not at risk

Annual Cash Incentive

- Based on pre-set corporate performance goals to ensure continued focus on short-term Company performance
- Target amount set at 50% of base salary for all named executive officers
- Payout at 0%-200% of target

Performance-vesting Restricted Stock Units

- Comprised 50% of the target total value of each named executive officer’s equity compensation opportunity
- 50% vest based on the relative performance of our total stockholder return over a three-year period
    - Combine a longer-term performance period and relative performance metric
    - Require above-median performance for target payout
    - Cap payouts at target if our absolute total stockholder return is negative
- 50% vest based on annual net revenue and adjusted EBITDA performance goals for 2023, which are key annual financial metrics aligned with our long-term strategy
    - Four-year vesting schedule for shares that become eligible to vest based on achievement level
- Payout at 0%-200% of target

Restricted Stock Units

- Remaining 50% of the target total value of each named executive officer’s equity compensation opportunity
- Vest quarterly over four years

CHIEF EXECUTIVE OFFICER

Target total direct compensation

95% At-Risk


95%
AT-RISK
5%
3%
46%
46%
Base Salary
Target Cash Incentive
Performance Equity Awards
RSUs

AVERAGE OF OTHER NAMED EXECUTIVE OFFICERS

Target total direct compensation

89% At-Risk


89%
AT-RISK
11%
5%
42%
42%
Base Salary
Target Cash Incentive
Performance Equity Awards
RSUs

<h1 style="text-align:center; color:red;">ABOUT THE ANNUAL MEETING</h1>

Why am I receiving these materials?

We are providing you with these proxy materials because the Board is soliciting your proxy to vote at the Yelp Inc. 2024 Annual Meeting of Stockholders (the "Annual Meeting"), including at any adjournments or postponements thereof. As used in this Proxy Statement, references to "we," "us," "our," "Yelp" and the "Company" refer to Yelp Inc. and its consolidated subsidiaries.

You are invited to attend the Annual Meeting to vote on the proposals described in this Proxy Statement. However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may simply follow the instructions below to submit your proxy. The proxy materials, including this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2023 (the "Annual Report"), are being distributed and made available on or about April 25, 2024.

When and where will the Annual Meeting take place?

The Annual Meeting will be held via a live audio webcast on Thursday, June 13, 2024 at 9:00 a.m. Pacific time. The Annual Meeting can be accessed by visiting www.virtualshareholdermeeting.com/YELP2024, where you will be able to listen to the meeting live, submit questions and vote online.

Why did I receive a notice regarding the availability of proxy materials on the Internet instead of a full set of proxy materials?

Pursuant to rules adopted by the U.S. Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials over the Internet. This approach conserves natural resources and reduces our printing and distribution costs, while providing a timely and convenient method of accessing the materials and voting.

As a result, our stockholders generally will not receive paper copies of our proxy materials unless they request them. We will instead send a Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders of record with instructions for accessing the proxy materials and voting online or by telephone. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to have a printed set of the proxy materials. Instructions on how to access the proxy materials online or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 25, 2024 to all stockholders of record entitled to vote at the Annual Meeting.

How many votes do I have?

On each matter to be voted on, you have one vote for each share of common stock you owned as of April 15, 2024 (the "Record Date").

What am I voting on?

There are three matters scheduled for a vote:

- Proposal No. 1: the election of the nine nominees for director named in this Proxy Statement;

- Proposal No. 2: the ratification of the selection by the Audit Committee of the Board (the "Audit Committee") of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024; and

- Proposal No. 3: the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement in accordance with SEC rules.

We will also transact any other business that may properly come before the meeting, although we are not aware of any such business as of the date of this Proxy Statement.

What are the Board's voting recommendations?

The Board recommends that you vote your shares as follows:

- **FOR** the election of the nine nominees for director named in this Proxy Statement;

- **FOR** ratification of the selection by the Audit Committee of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024; and

- **FOR** the advisory approval of executive compensation.

How do I vote in advance of the Annual Meeting?

Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend and vote at the Annual Meeting even if you have already voted by proxy.

If you are a stockholder of record, you may vote in any of the following ways:

		
Internet	**Phone**	**Mail**
Visit www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from your Notice.	Dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the Notice.	Complete, sign and date the proxy card and return it promptly in the envelope provided (if you requested a paper copy of the proxy materials or we elect to deliver a proxy card at a later time).
Your vote must be received by 11:59 p.m. Eastern time on June 12, 2024 to be counted.	Your vote must be received by 11:59 p.m. Eastern time on June 12, 2024 to be counted.	If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you instruct.

If you are a stockholder who holds shares through a brokerage firm, bank, trust or other similar organization (that is, in "street name"), you should have received a notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in that notice to ensure that your vote is counted.

> **We are holding the Annual Meeting online and providing Internet voting to provide expanded access and to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your voting instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.**

How do I attend and participate in the Annual Meeting?

This year's Annual Meeting will be held entirely online via audio webcast. You may attend and vote at the Annual Meeting by logging in to www.virtualshareholdermeeting.com/YELP2024 and following the instructions provided. You will be asked to provide your 16-digit control number.

Stockholders may submit questions live during the meeting through our Annual Meeting website, where they will also have access to copies of this Proxy Statement and the Annual Report. During the meeting, we will answer as many questions as time permits.

We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at 8:45 a.m. Pacific time. If you have technical difficulties during check-in or during the Annual Meeting, please call the technical support number that will be posted on www.virtualshareholdermeeting.com/YELP2024 for assistance.

INFORMATION REGARDING THE
BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Board of Directors

Our business is managed under the direction of our Board, which is presently composed of nine directors. All of our directors other than our Chief Executive Officer, Jeremy Stoppelman, are independent within the meaning of the listing standards of the New York Stock Exchange ("NYSE").

The following table sets forth the names, ages as of April 15, 2024, and certain other information with respect to each of our nine nominees for election at the Annual Meeting:

	Fred. D. Anderson, Jr.	Christine Barone	Robert Gibbs	Diane Irvine	Dan Jedda	Sharon Rothstein	Jeremy Stoppelman	Chris Terrill	Tony Wells
Compliance									
Audit Committee	●	●	●	✪					
Compensation Committee	✪					●			●
Nominating Committee			✪	●		●		●	
Independent Director	●	●	●	●	●	●		●	●
Audit Committee Financial Expert	●	●		●					
Total Public Company Boards (including Yelp)	1	2	1	2	1	3	1	3	2
Total Public Audit Committee Service (including Yelp)	1	1	1	2	-	1	-	1	-
Background									
Tenure / Age									
Years on the Board	13	4	11	12	< 1	5	18	2	3
Age	79	50	53	65	52	66	46	56	59

Legend: ✪ Committee Chairperson | ● Committee Member

Summary of Director Experience and Qualifications

The matrix below summarizes what our Board believes are desirable types of experience, qualifications, attributes and skills possessed by one or more of our directors as a result of their particular relevance to our business and structure. While all of these were considered by the Board and the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") in connection with this year's director nomination process, the following matrix does not encompass all experience, qualifications, attributes or skills of our directors.

Skills & Expertise	Fred. D. Anderson, Jr.	Christine Barone	Robert Gibbs	Diane Irvine	Dan Jedda	Sharon Rothstein	Jeremy Stoppelman	Chris Terrill	Tony Wells
Consumer-Facing Industry Experience Experience in consumer-facing industry or business, resulting in deep understanding of consumer expectations and preferences	●	●	●	●	●	●	●	●	●
Corporate Governance Experience in governance matters, principles and administration, including through significant experience as a public company board member	●			●		●		●	
Finance and Accounting Experience managing or overseeing the finance function of an organization, or as an accountant or auditor at a large accounting firm, resulting in proficiency in complex financial management, capital allocation and the financial reporting process	●	●		●	●				
Human Capital Management Experience in managing and developing a large workforce, attracting and retaining talent, succession planning, engagement of employees, and/or the development and management of culture, including the alignment of culture and strategy	●	●	●	●	●	●	●	●	●
Internet or Technology Industry Experience Experience in Internet- or technology-related business or functions, including understanding of technological trends, ability to manage technology-related risks, and/or ability to extend or create new business models	●			●	●		●	●	
Online Advertising, Sales or Marketing Experience Experience in advertising industry, or sales or marketing functions, resulting in knowledge of industry landscape, campaign strategies and goals, advertiser needs and expectations, sales cycles and processes						●	●	●	●
Public Company Senior Executive Experience Business and strategic management experience from service in a senior leadership position at a public company, resulting in practical understanding of organizational behavior, processes, and developing and assessing operational plans	●	●	●	●	●	●	●	●	●
Risk Management Experience with reviewing or managing risk in a large organization, including specific types of risks (e.g., financial risk, operational risks, reputational risks facing well-known brands)	●	●	●	●	●	●	●	●	●
Strategic Planning Experience in identifying and developing opportunities for long-term value creation, including driving growth, improving operations, identifying risks and executing successfully	●	●	●	●	●	●	●	●	●
Specific Expertise in Yelp Key Category Experience in one or more of Yelp's key categories: restaurants, hospitality and home services		●	●			●	●	●	●

Biographies of Our Board Members

A brief biography of each nominee is set forth below. The biographies below also include information regarding the specific experience, qualifications, attributes or skills of each nominee or director that led the Nominating Committee to determine that such individual should serve as a member of the Board as of the date of this Proxy Statement. Please see "*Proposal No. 1—Election of Directors*" below for more information about the election of our directors.



Fred D. Anderson, Jr.

Director Since: February 2011

Committees: Audit

                Compensation (Chair)

Fred D. Anderson, Jr. serves as Managing Director of NextEquity Partners, a firm he co-founded in July 2015, making venture capital investments in technology and digital media companies. Mr. Anderson previously served as Managing Director of Elevation Partners, a private equity investment fund he co-founded, from July 2004 to December 2021, when the fund was fully realized and liquidated. From March 1996 to June 2004, he served as Executive Vice President and Chief Financial Officer of Apple Inc., one of the world's largest consumer electronics companies. Prior to joining Apple, Mr. Anderson was Corporate Vice President and Chief Financial Officer of Automatic Data Processing, Inc., an electronic transaction processing firm, from August 1992 to March 1996. Mr. Anderson currently serves on the board of trustees of Whittier College. Mr. Anderson holds a B.A. from Whittier College and an M.B.A. from the University of California, Los Angeles.

Qualifications

✓ Extensive financial expertise from CFO positions at large, global companies

✓ Significant board and senior management experience at large, innovative technology companies

✓ Deep experience in analyzing and executing sophisticated corporate transactions

Other Public Company Board Service

+ eBay Inc. (July 2003 – June 2020)

+ Move, Inc. (November 2006 – March 2012)

+ Palm, Inc. (October 2007 – July 2010)

+ Apple Inc. (June 2004 – September 2006)



Christine Barone

Director Since: March 2020

Committees: Audit

Christine Barone has served as Chief Executive Officer of Dutch Bros Coffee, a drive-through coffee chain, since January 2024 and as President since February 2023. She previously served as Chief Executive Officer of True Food Kitchen, a health-driven and lifestyle brand, from August 2016 to February 2023. From February 2011 to August 2016, Ms. Barone served in various roles at Starbucks Corporation, a premier roaster, marketer and retailer of specialty coffees, most recently as Senior Vice President of Food, Evenings and Licensed Stores. Prior to joining Starbucks, Ms. Barone was a Principal at Bain & Company from September 2000 to February 2011. Ms. Barone holds a A.B. in Applied Mathematics from Harvard College and an M.B.A. from Harvard Business School.

Qualifications

✓ Extensive leadership experience in key restaurant category

✓ Experience as a senior executive of major public companies

Other Public Company Board Service

+ Dutch Bros Coffee (January 2024 – present)



Robert Gibbs

Director Since: May 2012

Committees: Audit

Nominating & Corporate Governance (Chair)

Robert Gibbs has served as Partner at Bully Pulpit Interactive Media, Inc., a communications agency, since March 2020 and is a contributor on NBC and MSNBC television channels. He previously served as Executive Vice President, Global Chief Communications Officer of McDonald's Corporation, a global food service retailer, from June 2015 to October 2019. Prior to joining McDonald's, Mr. Gibbs was a Partner at The Incite Agency, a strategic communications firm he co-founded, from June 2013 to June 2015 and a contributor to cable news channel MSNBC from February 2013 to June 2015. Mr. Gibbs previously served as a senior campaign advisor to President Barack Obama for the 2012 presidential election from January 2012 to November 2012. From January 2009 to February 2011, he served as the 28th White House Press Secretary. Prior to January 2009, Mr. Gibbs was the Communications Director for then-U.S. Senator Obama and his 2008 presidential campaign. He was also the Press Secretary for then-U.S. Senator John Kerry's 2004 presidential campaign and previously specialized in Senate campaigns, serving as Communications Director for the Democratic Senatorial Campaign Committee and for four individual Senate campaigns, including those of Mr. Obama in 2004 and U.S. Senator Fritz Hollings in 1998. Mr. Gibbs holds a B.A. in Political Science from North Carolina State University.

Qualifications

✓ Extensive media, communications and public policy experience

✓ Leadership experience in key restaurant category



Diane Irvine, Chairperson

Director Since: November 2011

Committees: Audit (Chair)

Nominating & Corporate Governance

Diane Irvine has served as Chairperson of the Board since September 2015. She previously served as Chief Executive Officer of Blue Nile, Inc., an online retailer of diamonds and fine jewelry, from February 2008 to November 2011, and as President from February 2007 to November 2011. She also served as Chief Financial Officer of Blue Nile from December 1999 to September 2007. From February 1994 to May 1999, Ms. Irvine served as Vice President and Chief Financial Officer of Plum Creek Timber Company, Inc., a timberland management and wood products company. From September 1981 to February 1994, Ms. Irvine served in various capacities, most recently as Partner, with Coopers & Lybrand LLP, an accounting firm. Ms. Irvine holds a B.S. in Accounting from Illinois State University and an M.S. in Taxation and a Doctor of Humane Letters from Golden Gate University.

Qualifications

✓ Extensive financial expertise

✓ Significant public company board and senior management experience

Other Public Company Board Service

+ Funko, Inc. (since August 2017)

+ Farfetch Limited (August 2020 – December 2023)

+ Casper Sleep Inc. (July 2019 – January 2022)

+ XO Group Inc. (November 2014 – December 2018)

+ Rightside Group, Ltd. (August 2014 – July 2017)

+ CafePress Inc. (May 2012 – May 2015)

+ Blue Nile, Inc. (May 2001 – November 2011)

Other Board Service

+ D.A. Davidson Companies (since January 2018)



Dan Jedda

Director Since: March 2024

Dan Jedda has served as Chief Financial Officer of Roku, Inc., a leading television streaming platform, since May 2023. From December 2020 to April 2023, he served as Chief Financial Officer at Stitch Fix, Inc., an online personal styling service. Prior to Stitch Fix, Mr. Jedda worked at Amazon.com, Inc. from June 2005 to December 2020, most recently as Vice President and Chief Financial Officer for Digital Video (including Amazon Studios), Digital Music and the Advertising and Corporate Development organizations. Mr. Jedda holds a B.S. in Accounting and Finance from the University of St. Thomas and an M.B.A. from the University of Minnesota.

Qualifications

✓ High-growth technology experience, including over 15 years at Amazon.com

✓ Extensive financial expertise



Sharon Rothstein

Director Since: March 2019

Committees: Compensation

Nominating & Corporate Governance

Sharon Rothstein has served as an Operating Partner at Stripes Group, a growth equity firm, since October 2018. Prior to joining Stripes Group, she served as Executive Vice President, Global Chief Marketing Officer of Starbucks Corporation from April 2013 to February 2018. From May 2009 to March 2013, Ms. Rothstein served as Senior Vice President of Marketing at Sephora, a specialty beauty retailer. Prior to joining Sephora, Ms. Rothstein held senior marketing and brand management positions with Godiva Chocolatier, Starwood Hotels and Resorts, Nabisco Biscuit Company and Procter & Gamble. Ms. Rothstein holds a Bachelor of Commerce from the University of British Columbia and an M.B.A. from the University of California, Los Angeles.

Qualifications

✓ Significant marketing expertise from positions at iconic consumer-facing companies

✓ Leadership experience in key restaurant and hospitality categories

Other Public Company Board Service

+ Block, Inc. (since January 2022)

+ InterContinental Hotels Group PLC (since June 2020)

+ Afterpay Limited (from June 2020 until its acquisition by Block, Inc. in January 2022)



Jeremy Stoppelman, CEO

Director Since: September 2005



Chris Terrill

Director Since: March 2022

Committees: Nominating & Corporate Governance

Jeremy Stoppelman is our co-founder and has served as our Chief Executive Officer since our inception in 2004. Prior to founding Yelp, Mr. Stoppelman held various engineering roles at PayPal, Inc., an online payment company, from February 2000 to June 2003, most recently serving as Vice President of Engineering. Prior to PayPal, Mr. Stoppelman was a software engineer at Excite@Home, an Internet company, from August 1999 to January 2000. He holds a B.S. in Computer Engineering from the University of Illinois Urbana-Champaign.

Qualifications

✓ Perspective gained from his experience as one of our co-founders and our Chief Executive Officer

✓ Significant experience in the Internet industry

Chris Terrill most recently served as Executive Co-Chairman of Z-Work Acquisition Corp., a special purpose acquisition company investing in the work technology business, from February 2021 until its wind-down in December 2022. He has also served as an advisor to Range Ventures LLC, a Denver-area venture capital firm, since July 2020. Mr. Terrill previously served as Chief Executive Officer and director of ANGI Homeservices Inc. (now Angi Inc.), a digital marketplace for home services, from September 2017 to November 2018. Mr. Terrill served as Chief Executive Officer of HomeAdvisor, a wholly owned subsidiary of IAC Inc. that merged with Angie's List in September 2017 to form ANGI Homeservices, beginning in May 2011. Prior to joining HomeAdvisor, he held senior marketing roles at Nutrisystem.com, Blockbuster.com and Match.com. Mr. Terrill holds a B.S. from the University of Texas at Austin and an M.B.A. from University of Houston.

Qualifications

✓ Leadership experience in key home services category

✓ Significant marketing experience from senior positions at various companies

Other Public Company Board Service

+ Anywhere Real Estate Inc. (since July 2016)

+ Vacasa, Inc. (since November 2020)

+ Z-Work Acquisition Corp. (February 2021 – December 2022)

+ Terminix Global Holdings, Inc. (July 2021 – October 2022)

+ Porch Group Inc. (January 2021 – April 2022)

+ Angi Inc. (September 2017 – November 2018)



Tony Wells

Director Since: October 2020

Committees: Compensation

Tony Wells has served as a Venture Partner at AZ-VC, Arizona's largest venture capital fund, since April 2024. Mr. Wells previously served as Chief Media Officer of Verizon Communications Inc., one of the world's leading providers of technology and communications services, from September 2021 to March 2023. From July 2020 to September 2021, he served as Chief Brand Officer of USAA, a family of companies that provides insurance, banking and other services to current and former members of the U.S. military and their families. Mr. Wells also served in several other senior marketing roles at USAA from November 2017 to July 2020, including Senior Marketing Officer for both USAA Bank and USAA Life Insurance Company. Prior to joining USAA, Mr. Wells served as Senior Vice President, Chief Marketing Officer for North America for Schneider Electric SA, an energy management and automation company, from October 2014 to November 2017. Mr. Wells also served in the chief marketing officer role at ADT Security Services and 24 Hour Fitness USA, Inc. His career has also spanned the automotive, home, financial services and retail industries at companies including Visa USA, Interpublic Group of Companies, SFX Sports Group, The Mills Corporation and Nissan North America. Mr. Wells served as an infantry officer in the U.S. Marine Corps, and holds a B.S. from the United States Naval Academy and a Certificate in Business Administration from The Johns Hopkins University Carey Business School.

Qualifications

✓ Extensive marketing, operations, data analytics and strategy experience

✓ Leadership experience in multiple major business categories, including our key home services category

Other Public Company Board Service

+ Nexstar Media Group, Inc. (since July 2023)

Independence of the Board

Under the NYSE listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by its board of directors. The Board consults with our counsel to ensure that its determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time. In addition to the definition of "independent" set forth in the NYSE listing standards, our Board also considers other factors that contribute to effective oversight and decision making by our Board when determining whether it considers a director to be independent. These other factors can be found in section 1.2 of our Corporate Governance Guidelines, available to stockholders on our website at www.yelp-ir.com under the section entitled "Governance Documents" in the "Governance" menu.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and the Company, our executive management and independent auditors, the Board has affirmatively determined that the following eight directors are independent directors within the meaning of the applicable NYSE listing standards, as well as under our additional independence factors: Mses. Irvine, Barone and Rothstein and Messrs. Anderson, Gibbs, Jedda, Terrill and Wells. In addition, the Board previously determined that George Hu was an independent director within the meaning of the applicable NYSE listing standards prior to his resignation from the Board on March 29, 2024.

In making these determinations, the Board found that none of these directors had a material or other disqualifying relationship with the Company. It considered the current and prior relationships that each non-employee director has with our company and each other and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director. Mr. Stoppelman, our Chief Executive Officer, is not independent by virtue of his employment with the Company.

Board Leadership Structure

Ms. Irvine has served as Chairperson of the Board since September 2015. Ms. Irvine's tenure on the Board, as well as the deep knowledge of our Company gained in her role as Chairperson of the Audit Committee, allow her to provide valuable insights and facilitate the implementation of our strategic initiatives and business plans. The Board also believes, however, that Ms. Irvine's independence is an essential complement to her familiarity with the Company and management representation on the Board, helping to foster an environment that is conducive to objective evaluation and oversight of management's performance.

Ms. Irvine has authority, among other things, to call and preside over Board meetings and set meeting agendas, as well as to preside over and establish agendas for executive sessions of the independent directors, giving her substantial authority to shape the work of the Board. The Board believes that her independence, coupled with her substantial financial expertise and experience in public company management, enhances the effectiveness of the Board as a whole and makes her chairpersonship in the best interests of the Board, the Company and its stockholders.

Board Meetings and Committees

The Board met eight times during 2023. Each current member of the Board attended at least 75% of the aggregate number of meetings of the Board and of the committees on which he or she served that were held during the portion of 2023 during which he or she was a director or committee member. As required under applicable NYSE listing standards, in 2023, our independent directors met six times in regularly scheduled executive sessions at which only independent directors were present, including at each regularly scheduled Board meeting as required under our Corporate Governance Guidelines. Ms. Irvine presided over the executive sessions.

Under our Corporate Governance Guidelines, directors are also expected to attend our annual meetings of stockholders. All of our nine then-serving directors attended the 2023 Annual Meeting of Stockholders.

The Board has three standing committees: the Audit Committee, Compensation Committee and Nominating Committee. The following table provides membership and meeting information for 2023 for each of the Board committees:

	Audit	Compensation	Nominating
Diane Irvine	✪		●
Fred D. Anderson, Jr.	●	✪	
Christine Barone	●		
Robert Gibbs	●		✪
George Hu[1]		●	
Sharon Rothstein		●	●
Chris Terrill			●
Tony Wells		●	
Total meetings in 2023	9	5	5

✪ Committee Chairperson | ● Committee Member

(1) Mr. Hu's service on the Compensation Committee ended when he resigned from the Board on March 29, 2024.

Below is a description of each committee of the Board. The Board has determined that each member of each committee meets the applicable NYSE rules and regulations regarding "independence" and that each member is free of any relationship that would bear on the materiality of his or her relationship to us.

Audit Committee

The Board established the Audit Committee to oversee our corporate accounting and financial reporting processes, systems of internal control over financial reporting and audits of our financial statements, and the quality and integrity of our financial statements and reports. For this purpose, the Audit Committee performs several functions, including:

- reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

- evaluating the performance of our independent registered public accounting firm and deciding whether to retain its services;

- monitoring the rotation of partners of our independent registered public accounting firm on our engagement team as required by law;

- reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

- conferring with management and our independent registered public accounting firm regarding the scope, adequacy and effectiveness of our internal control over financial reporting;

- considering, approving, disapproving or ratifying, as appropriate, related-party transactions;

- reviewing with management our investment philosophy and policies, including management of investment risk and applicable policies pertinent to our investment portfolio;

- reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation;

- overseeing our cybersecurity risk management processes, including the steps management has taken to monitor and control cybersecurity risks;

- reviewing and establishing appropriate insurance coverage for our directors and executive officers;

- conducting an annual assessment of the performance of the Audit Committee and its members, and the adequacy of its charter; and

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

The Audit Committee is currently composed of four directors, Mses. Irvine and Barone and Messrs. Anderson and Gibbs, each of whom the Board has determined to be independent (as independence is currently defined in Section 303A.02 of the NYSE listing standards and in Rule 10A-3(b)(1) promulgated under the Exchange Act, as well as under our additional independence factors). The Board has determined that Mses. Irvine and Barone and Mr. Anderson each qualify as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Ms. Irvine's, Mr. Anderson's and Ms. Barone's levels of knowledge and experience based on a number of factors, including their formal education and experiences as described in their biographies included in this Proxy Statement. Ms. Irvine is the Chairperson of the Audit Committee.

The Audit Committee has adopted a written charter that is available to stockholders on our website at www.yelp-ir.com under the section entitled "Governance Documents" in the "Governance" menu.

Audit Committee Report[1]

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2023 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.


Respectfully submitted,

The Audit Committee of the Board of Directors

Diane Irvine, Chairperson
Fred D. Anderson, Jr.
Christine Barone
Robert Gibbs


_____

(1) The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of Yelp under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

The Board established the Compensation Committee to oversee our compensation policies, plans and programs, and to review and determine the compensation to be paid to our executive officers and directors. The functions of the Compensation Committee include:

- determining the compensation and other terms of employment of our Chief Executive Officer and our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation, if appropriate;

- reviewing and recommending to the full Board the compensation of our directors;

- evaluating, adopting and administering the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

- establishing policies with respect to equity compensation arrangements;

- reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" and recommending to the full Board its inclusion in our periodic reports to be filed with the SEC; and

- reviewing and evaluating, at least annually, the performance of the Compensation Committee and the adequacy of its charter.

Our Compensation Committee is currently composed of three directors, Messrs. Anderson and Wells and Ms. Rothstein, each of whom the Board has determined to be independent under the NYSE listing standards and our additional independence factors. Mr. Anderson is the Chairperson of the Compensation Committee.

The Compensation Committee has adopted a written charter that is available to stockholders on our website at www.yelp-ir.com under the section entitled "Governance Documents" in the "Governance" menu. Under its charter, the Compensation Committee may form and delegate authority to subcommittees as appropriate, including, but not limited to, a subcommittee composed of one or more members of the Board to grant stock awards under our equity incentive plans.

The specific determinations of the Compensation Committee with respect to executive compensation for 2023 and the Compensation Committee Report, as well as the Compensation Committee's processes and procedures and the role of our executive officers in recommending and determining executive compensation, are described in detail in the section of this Proxy Statement entitled "*Executive Compensation—Compensation Discussion and Analysis*." Our compensation arrangements for our non-employee directors are described under the section of this Proxy Statement entitled "*—Director Compensation*" below.

Compensation Committee Interlocks and Insider Participation

As noted above, the members of our Compensation Committee are Messrs. Anderson and Wells and Ms. Rothstein. No member of the Compensation Committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Nominating Committee

The Board established the Nominating Committee to oversee our corporate governance functions. Specifically, the functions of the Nominating Committee include:

- reviewing periodically and evaluating director performance on our Board and its applicable committees, and recommending to the Board and management areas for improvement;

- interviewing, evaluating, nominating and recommending individuals for membership on our Board;

- implementing an orientation process for directors and, in the Nominating Committee's discretion, instituting a plan or program for the continuing education of directors;

- reviewing and recommending to our Board any amendments to our corporate governance policies; and

- reviewing and assessing, at least annually, the performance of the Nominating Committee and its charter.

The Nominating Committee is currently composed of four directors, Messrs. Gibbs and Terrill and Mses. Irvine and Rothstein, each of whom the Board has determined to be independent under the NYSE listing standards and our additional independence factors. Mr. Gibbs is the Chairperson of the Nominating Committee.

The Nominating Committee has adopted a written charter that is available to stockholders on our website at www.yelp-ir.com under the section entitled "Governance Documents" in the "Governance" menu.

Oversight Roles of the Board

Our Board is selected by stockholders to provide oversight of, and strategic guidance to, the Company's senior management. More specifically, the Board is responsible for reviewing, approving and monitoring fundamental financial and business strategies and major corporate actions, assessing major risks facing the Company and considering ways to address those risks, reviewing and providing guidance to management on risks and issues related to environmental, social and governance ("ESG") matters, and selecting and overseeing management. We discuss each of these responsibilities in greater detail below.

Oversight of Strategy

Our Board is deeply engaged in overseeing the Company's long-term strategy as well as its annual strategic planning, including evaluating key market opportunities, trends and competitive developments. The Board and committees provide guidance and feedback to senior management regarding our strategy throughout the year, including through the Board's review of our annual operating plan and strategic initiatives. The Board engages our senior management in robust discussions about our strategy and challenges them to execute on our plans and initiatives, address emerging risks and opportunities, and promote innovation. Each of our directors has significant experience in strategic planning and execution, and brings this experience as well as their other talents and insights to bear on these strategy discussions.

To assess performance against our strategic plans, the Board receives regular updates from senior management on our overall strategic direction, including updates on our performance and priorities. These boardroom discussions are supplemented between meetings through engagement with senior management and updates to the Board on significant items, such as major corporate actions. The Board also has access to and regularly engages with with key leaders beyond senior management to gain deeper insight into strategically significant areas of our operations, further facilitating its oversight role.

The Board's oversight and management's execution of our business strategy are focused on the long-term success of our company and delivering value to our stockholders. However, the Board's oversight of strategic matters includes its ongoing assessment of both opportunities for and potential risks to the Company, thereby informing the Board's oversight of risk, as described below, and committee-level discussions of a range of issues. Our Board believes that its continuous process of monitoring strategic matters enables it to effectively evaluate their impact on short- and medium-term Company performance and the quality of Company operations.

Oversight of Risk

Our Board recognizes the importance of effective risk oversight in running a successful business and in fulfilling its fiduciary responsibilities to Yelp and its stockholders. While our management is responsible for the day-to-day management of the risks that we face, the Board is responsible for overseeing our aggregate risk profile and our risk management process, as well as ensuring that an appropriate culture of risk management exists within the Company and setting the right "tone at the top."

Notably, the Board recognizes Yelp's responsibility to operate in a responsible and sustainable manner aligned with our mission, vision and values to build authentic connections between consumers and businesses based on trust and integrity, in addition to delivering long-term value to stockholders. The management of key non-financial risks and opportunities, such as consumer protection, workforce inclusion and development, social impact and environmental sustainability, are critical components of the Board's risk oversight responsibilities.

The Board believes that its current leadership structure facilitates its risk oversight responsibilities. In particular, the Board believes an independent Chairperson, the majority-independent Board and independent Board committees provide a well-functioning and effective balance to management's representation on the Board. Although the Board does not have a standing risk management committee, it administers its oversight function

directly as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company.

The Audit Committee considers and discusses our major financial, legal and regulatory risk exposures, which include financial reporting, accounting processes, regulatory compliance and cybersecurity. The Audit Committee also oversees the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management are undertaken. The Audit Committee also oversees the performance of our internal audit function. For additional information regarding our cybersecurity risk management and strategy and governance practices, please see the section entitled "*Cybersecurity*" included under Part I, Item 1C of the Annual Report.

Our Nominating Committee oversees risks related to our overall corporate governance, including Board and committee composition, Board size and structure and director independence, as well as succession planning for the Board and management. The Nominating Committee also monitors the effectiveness of our Corporate Governance Guidelines, including whether they are meeting the needs of the business and align with best practices, the NYSE listing standards, and relevant legal and regulatory requirements.

The Compensation Committee assesses and monitors whether any of our compensation policies and programs have the potential to encourage excessive risk taking. For additional information regarding the Compensation Committee's review of compensation-related risk, please see the section of this Proxy Statement entitled "*Executive Compensation—Compensation Risk Assessment*."

Both the Board as a whole and the various standing committees receive periodic reports from executive management and our Head of Internal Audit, as well as incidental reports as matters may arise. It is the responsibility of the committee chairpersons to report findings regarding material risk exposures to the Board as appropriate.

Oversight of ESG

We believe that the success of our stakeholders — including our employees, customers, and the other people and communities our business touches — is a critical factor in our own success, and that giving appropriate consideration to how our business impacts these stakeholders is therefore in the best interests of our stockholders. This commitment to our stakeholders is reflected in our ESG priorities, goals and practices, which we describe in our annual ESG Report. Our ESG Report and additional information about our efforts in these areas are available on the "ESG Investors" page of our Investor Relations website.

Several teams across the Company hold responsibility for specific ESG topics, with broader oversight provided by our ESG Council. The ESG Council is led by the Chief Financial Officer and Chief Diversity Officer, and consists of representatives from our Legal, Finance, Investor Relations, Communications, Workplace, People and Information Technology teams. The ESG Council meets monthly and is responsible for setting the overall strategy of Yelp's ESG programs and communicating such strategy to the Board on a regular cadence to invite input at the highest levels of the organization.

The Board and its committees have responsibility for risk and operational oversight of the following ESG-related issues:

Board/Committee	Areas of ESG-related Oversight
Full Board of Directors	• Corporate culture, talent planning, and diversity and inclusion initiatives • Advocacy on matters of public policy such as regulation of the technology industry and antitrust policy • Approach to trust and safety
Audit Committee	• Ethics and compliance programs • Capital allocation, including our support for the initiatives of minority-owned banking institutions and green deposits
Compensation Committee	• Employee compensation and benefit programs, well-being and engagement
Nominating Committee	• Board composition and diversity • Monitoring of significant ESG trends • ESG reporting • Investor feedback on ESG matters

Management Succession Planning

Our Board believes that the directors and Chief Executive Officer should collaborate on succession planning and that the entire Board should be involved in critical aspects of the succession planning process, including establishing selection criteria that reflect our business strategies, identifying and evaluating potential candidates, reviewing the Company's leadership pipeline and talent strategies, and making management succession decisions. Management succession is discussed in regular meetings as well as executive sessions of the Board and the Nominating Committee.

Our Chief Executive Officer and Chief Operating Officer are responsible for making available to the Board their recommendations and evaluations of potential successors for the Company's executive officers, including a review of development plans for such individuals to help prepare them for future succession. As outlined in our Corporate Governance Guidelines, the Nominating Committee is primarily responsible for periodically reviewing these succession plans with the Chief Executive Officer and Chief Operating Officer, and, based on such review, making recommendations to the Board with respect to the selection of appropriate individuals to succeed our executive officers.

Corporate Governance

Our mission is to connect people with great local businesses. Since our founding nearly 20 years ago, we have built one of the best known Internet brands in the United States. Consumers trust us for the more than 260 million ratings and reviews available on our platform of businesses across a broad range of categories. This consumer trust is the foundation of our business, from which we are able to empower other businesses to succeed. Our advertising products help businesses of all sizes reach a large audience, promote their products and drive conversion of their services.

We recognize that pursuing our mission goes hand in hand with a commitment to corporate governance practices that promote long-term stockholder value creation, including by providing the right leadership structure and composition of the Board, as well as providing our stockholders with both the opportunity to provide direct feedback and key substantive rights to ensure accountability. Accordingly, our Board and Nominating Committee regularly review our corporate governance practices and structure to evaluate whether changes are needed to continue meeting the needs of the business, align with best practices or respond to stockholder feedback. In recent years, we have made a number of enhancements to our corporate governance practices based on such evaluations, including our declassification of the Board and adoption of proxy access, among other things.

To help ensure that the Board will have the necessary practices in place to review and evaluate our business operations as needed to make decisions that are independent of our management, the Board has documented its governance practices in our Corporate Governance Guidelines. The Corporate Governance Guidelines set forth the practices the Board intends to follow with respect to Board composition and selection, Board meetings and involvement of executive management, Chief Executive Officer performance evaluation and succession planning, and Board committees and compensation. In January 2024, the Board approved and adopted an amendment to the Corporate Governance Guidelines to further enhance our corporate governance practices by providing that the Board will exercise discretion equitably in determining the eligibility of director candidates regardless of the source of nomination, including by adhering to the procedural and information requirements for director candidates as set forth in our Bylaws, and refrain from imposing excessive administrative or evidentiary requirements solely because such candidate is nominated by a stockholder.

Our Board has also adopted a Code of Business Conduct and Ethics applicable to all officers, directors and employees, including those officers responsible for financial reporting, that, together with our Corporate Governance Guidelines, Bylaws and Board committee charters, provide the framework for the governance of the Company.

The following are key highlights of our Board profile and corporate governance practices:

- ✓ Approximately 89% of current directors are independent
- ✓ Maintain an independent Chairperson separate from our Chief Executive Officer
- ✓ 100% independent committee members
- ✓ Majority voting with director resignation policy in uncontested elections
- ✓ Strong stockholder engagement practice
- ✓ Track record of effective Board refreshment (with five of our independent director nominees having joined in 2019 or later)
- ✓ All directors elected annually
- ✓ Proxy access for stockholders
- ✓ Regular executive sessions of independent directors
- ✓ Robust Code of Conduct and Corporate Governance Guidelines
- ✓ Periodic reviews of committee charters, Code of Conduct and Corporate Governance Guidelines

- ✓ No short sales, hedging, pledging, margin purchases or other inherently speculative transactions in our equity securities by directors or executive officers
- ✓ Annual say-on-pay vote
- ✓ Succession planning process
- ✓ Stock ownership guidelines for directors and executive officers
- ✓ Clawback Policy on incentive-based cash and equity compensation for current and former executive officers
- ✓ Comprehensive risk oversight by full Board and committees
- ✓ Annual Board and committee self-evaluations, including individual director evaluations
- ✓ Director participation in orientation and continuing education

Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters of our standing Board committees are available to stockholders on our website at www.yelp-ir.com under the section entitled "Governance Documents" within the "Governance" menu. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver of its provisions to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Board and Committee Performance Evaluations

Our Board and each of its standing committees conduct annual self-evaluations to determine whether they are functioning effectively and whether any changes are necessary to improve their performance. Our Nominating Committee is responsible for establishing the evaluation criteria and implementing the process for the evaluations. Each year, with the assistance of our outside counsel, we conduct interviews of each director to obtain his or her assessment of the effectiveness of the Board and committees, director performance and Board dynamics. A representative of our outside counsel then reports the results of these interviews to the Nominating Committee and the Board, where the results are discussed.

Board Composition

The Nominating Committee seeks to assemble a Board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial expertise and high-level management experience necessary to oversee and direct our business. To that end, the Nominating Committee has identified and evaluated the nominees for election at the Annual Meeting in the broader context of the Board's overall composition, with the goal of selecting nominees who complement and strengthen the skills of other members of the Board and who also exhibit integrity, collegiality, sound business judgment and other qualities that the Nominating Committee views as critical to the effective functioning of the Board, as described in greater detail below.

Considerations in Evaluating Director Nominees

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating Committee also considers such factors as possessing relevant expertise on which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating Committee retains the right to modify these qualifications from time to time. Candidates for director are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of the stockholders.

In conducting this assessment, the Nominating Committee typically considers diversity, age, skills and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. The Nominating Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating Committee believe that it is essential that the Board members represent diverse viewpoints. Accordingly, the Nominating Committee may consider such factors as diversity of gender, race, professional experience, and differences in viewpoints and skills.

In the case of incumbent directors being considered as candidates for reelection, the Nominating Committee reviews such directors' overall service to the Company during their current term, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Nominating Committee also determines whether the nominee is independent for NYSE purposes, which determination is based upon NYSE listing standards, applicable SEC rules and regulations, our additional independence factors and the advice of counsel, if necessary. The Nominating Committee meets to discuss and consider candidates' qualifications and then selects nominee(s) for recommendation to the Board by majority vote.

To identify candidates for Board membership, the Nominating Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. For example, the Nominating Committee engaged Heidrick & Struggles, a nationally recognized director search firm, to assist with our ongoing Board refreshment process in 2023, as described below. The Nominating Committee also conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board.

At this time, the Nominating Committee does not have a policy with regard to the consideration of director candidates recommended by stockholders and will evaluate such candidates on a case-by-case basis. The Nominating Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for Board membership, based on the comprehensive criteria for Board membership approved by the Board.

Board Refreshment

The Board believes that a degree of refreshment is important to ensure that its composition is aligned with the changing needs of the Company and Board, and that fresh viewpoints and perspectives are regularly considered. At the same time, the Board also believes that directors develop an understanding of the Company and an ability to work effectively as a group over time that provides significant value, and that therefore a significant degree of continuity from year to year is in the best interests of stockholders. Accordingly, in addition to seeking to maintain the appropriate balance of skills, knowledge and experience on the Board described above, the Board and the Nominating Committee also look to achieve a balanced mix of newer and longer-serving directors.

To this end, the Board and the Nominating Committee maintain a Board refreshment process in which they evaluate the Board's composition and work to identify additional director candidates to help drive our strategy and business on an ongoing basis. Most recently, the Nominating Committee engaged Heidrick & Struggles in 2023 to help identify candidates for a new independent director position, following which, on the recommendation of the Nominating Committee, our Board appointed Mr. Jedda to fill the vacancy created by Mr. Hu's resignation in March 2024.

As a result of this process, five of our eight independent director nominees were first appointed to our Board in the last five years, reflecting the meaningful Board refreshment that our Board has undertaken in recent years.



2019

Sharon Rothstein

2020

Christine Barone

2020

Tony Wells

2022

Chris Terrill

2024

Dan Jedda

As of April 15, 2024, our Board composition reflected the characteristics shown in the charts below. We believe this Board composition strikes the right balance between long-term understanding of our business and fresh external perspectives, and has the experience, qualifications, attributes and skills needed for the effective oversight of management.



INDEPENDENCE

- 8 Independent Directors
- 1 Executive Director

TENURE

- 1 < 2 years
- 4 2-9 years
- 4 10+ years

AGE

- 2 41-50
- 4 51-60
- 3 61+

DIVERSITY

- 4 Gender or Ethnically Diverse
- 4 Non-Diverse
- 1 Declined to Disclose

3 Women directors • 1 Black director • 1 Declined to disclose

While the Board believes that refreshment is important, it also recognizes that term limits or a mandatory retirement age could cause the loss of experience or expertise important to the effective operation of the Board. Therefore, the Board and the Nominating Committee do not make determinations with regard to Board membership based solely on age or tenure, but rather consider tenure as one of several factors in assessing Board composition.

Committee Compositions

The Board and the Nominating Committee also review committee assignments on an annual basis to help ensure an appropriate mix of skills, experience and tenure on each committee, while also providing each committee with continuity of operations to maintain its effectiveness.

Proxy Access

Our Bylaws provide procedures that allow a stockholder or group of up to 50 stockholders that have owned at least 3% of our outstanding common stock continuously for at least three years to nominate and include in our proxy statement for an annual meeting director nominees constituting up to the greater of two individuals or 20% of the number of directors in office, provided the stockholder or stockholders satisfy the requirements specified in the Bylaws.

Stockholder Engagement

Outreach

We believe that effective corporate governance should include regular, constructive conversations with our stockholders. Certain members of our Board, executive management and Investor Relations team engage with stockholders directly throughout the year to discuss our corporate governance and executive compensation programs, as well as to answer questions and elicit feedback. Our Chief Executive Officer, Chief Financial Officer and Chief Operating Officer also regularly engage in dialogue with our stockholders in connection with our quarterly announcement of financial results, at conferences and through other channels. Management provides an overview of these discussions and feedback to the Board and relevant committees for consideration and appropriate follow up.

As part of our ongoing outreach efforts, we reached out to or responded to meeting requests from stockholders collectively representing approximately 73% of our outstanding shares held by non-affiliates in 2023. Members of executive management and our Investor Relations team, joined at times by Ms. Irvine, the Chairperson of our Board, ultimately engaged in discussions with stockholders representing approximately 41% of our outstanding shares held by non-affiliates.

In addition to discussing company performance and strategy, in 2023 we also received input from our stockholders regarding our ESG reporting, executive compensation program and our disclosures regarding cybersecurity oversight, strategy oversight and human capital management. We took the actions set forth in the table below in response to this investor feedback.

What We Heard		How We Responded
ESG Reporting	• Positive feedback on our second ESG Report, particularly the detailed disclosures regarding remote work. • Request for additional disclosures in the future, including information on pay parity as well as Scope 1 and 2 emissions targets.	• We plan to release our third annual ESG Report in the second quarter of 2024, which will include an update on our efforts to ensure fair compensation across our workforce as well as additional information regarding the evolution of our ESG priorities, goals and practices.
Executive Compensation	• Broad support for our compensation program as it has been structured since 2022.	• Our Compensation Committee approved executive compensation arrangements for 2024 with the same general structure as the 2023 program.
Cybersecurity Oversight	• Request for additional information regarding the Board's oversight of cybersecurity, including methods for training and information gathering.	• We significantly expanded our disclosures on these topics as required by SEC rules in the section entitled "Cybersecurity" included under Part I, Item 1C in our Annual Report.
Strategy Oversight	• Request for greater clarity on how the Board participates in establishing longer-term strategic directives for the Company.	• We expanded our discussion of the Board's strategic oversight role in the section entitled "*Role of the Board—Oversight of Risk—Oversight of Strategy*" above.
Human Capital Management	• Request for information about long-term impacts of remote work.	• We released a Remote Work Report in February 2024, which provided detailed information about employee engagement and other trends for our distributed workforce.[1]

Communications with the Board

Stockholders, any other security holders of the Company and other interested parties may communicate with the Board at the following address:

> The Board of Directors
> c/o Corporate Secretary
> Yelp Inc.
> 350 Mission Street, 10th Floor
> San Francisco, CA 94105

Communications are distributed to the Board or to a particular director, as appropriate, depending on the facts and circumstances outlined in the communication. Material that is unduly hostile, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out will be made available to any non-management director upon request.

---

[1] Available at data.yelp.com/remote-work-report-2024. Content available on our website and documents referenced in this section are not incorporated herein and are not part of this Proxy Statement.

Director Compensation

2023 Director Compensation Arrangements

Our Compensation Committee periodically reviews and assesses non-employee director pay practices, typically with the assistance of an independent compensation consultant. In the first quarter of 2023, our Compensation Committee conducted a full evaluation of Board compensation in consultation with Compensia, Inc. ("Compensia"), an independent national compensation consulting firm that is engaged by, and reports directly to, the Compensation Committee. To provide a comparative framework for the Compensation Committee's evaluation, Compensia provided a compensation analysis consisting of board compensation data from the same peer group used by the Compensation Committee for executive compensation purposes. After considering this market data, as well as the time and responsibility requirements of the various Board roles and committees, our Compensation Committee recommended, and the Board approved, the non-employee director compensation arrangements described below effective as of January 1, 2023 (the "2023 Director Compensation Program").

Prior to the Compensation Committee's approval of the 2023 Director Compensation Program, there had been no changes to our non-employee director compensation program since those approved by the Compensation Committee in late 2019. The 2023 Director Compensation Program reflected the following changes to the annual cash fees provided under our previous non-employee director compensation program:

Board or Committee Role	2022	2023
Non-employee director	$ 32,000	$ 40,000
Chairperson of the Board	$ 30,000	$ 45,000
Chairperson of the Nominating Committee	$ 7,000	$ 7,500

In addition, the 2023 Director Compensation Program made the following changes to the equity compensation provided under our previous non-employee director compensation program: (a) a change to the annual RSU award to increase the target grant value from $175,000 to $205,000 and structure vesting to occur after one year (or at the next annual stockholder meeting) rather than over four years; (b) a change to deliver the initial equity grant for new directors 100% in RSUs that vest annually over three years, rather than a combination of stock options and RSUs; and (c) elimination of the biennial option award covering 10,000 shares of our common stock. The changes to our non-employee director compensation program were intended to align closer with general market practices for non-employee director compensation and to acknowledge the time and responsibility requirements of the Board roles and committees.

As an employee of Yelp, Mr. Stoppelman, our Chief Executive Officer, does not receive any additional compensation for his service on the Board.

Cash Compensation

Each of our non-employee directors receives an annual cash fee of $40,000 and the Chairperson of our Board receives an additional annual cash fee of $45,000. We also provide the following cash compensation for Board committee services, as applicable, to non-employee directors:

Board Committee	Chairperson Fee	Member Fee
Audit Committee	$ 20,000	$ 9,000
Compensation Committee	$ 10,000	$ 5,000
Nominating Committee	$ 7,500	$ 2,600

Cash compensation payments are made quarterly in arrears. Our non-employee directors may elect to receive any cash fees that they would otherwise be entitled to in the form of shares of common stock with an equivalent value, issued in the form of restricted stock unit ("RSU") awards that vest quarterly over the applicable year of service.

Equity Compensation

New non-employee directors are entitled to receive an RSU award valued at $325,000 that vests in equal annual installments over three years.

Each non-employee director is also entitled to receive an RSU award annually (the "Annual RSU Award") on the date of our annual meeting of stockholders. The Annual RSU Award is valued at $205,000 and fully vests on the earlier of (a) one year from the date of grant or (b) the next annual meeting of stockholders. The grant date fair value of the Annual RSU Award shown in the Director Compensation Table may vary slightly from the stated value due to rounding.

The timing of our equity awards is not coordinated in a manner that intentionally benefits our non-employee directors.

Other Compensation

We have a policy of reimbursing our non-employee directors for their reasonable out-of-pocket expenses incurred in attending our Board and Board committee meetings.

Director Compensation for the Year Ended December 31, 2023

The following table shows, for the year ended December 31, 2023, certain information with respect to the compensation of our non-employee directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards [2][3][4] ($)	Total ($)
Diane Irvine	—[1]	312,597[5]	312,597
Fred D. Anderson, Jr.	—[1]	263,303[6]	263,303
Christine Barone	—[1]	253,456[7]	253,456
Robert Gibbs	—[1]	259,697[8]	259,697
George Hu	45,000	205,005[9]	250,005
Sharon Rothstein	47,600	205,005[9]	252,605
Chris Terrill	—[1]	247,160[10]	247,160
Tony Wells	45,000	205,005[9]	250,005

(1) The indicated non-employee director elected to receive the following cash fees he or she was otherwise entitled to receive in the form of an RSU award of equivalent value (calculated as set forth under "*—Director Compensation Arrangements—Cash Compensation*" above): (a) Ms. Irvine, $107,600; (b) Mr. Anderson, $59,000; (c) Ms. Barone, $49,000; (d) Mr. Gibbs, $56,500; and (e) Mr. Terrill, $42,600. The number of shares issued in lieu of cash fees was calculated based on the average closing price of our common stock on the NYSE over the two calendar months prior to grant; as a result, the grant date fair value of such awards varies from the fees provided for under our 2023 Director Compensation Program as described above.

(2) The amounts reported here do not reflect the actual economic value realized by our directors. In accordance with SEC rules, this column represents the aggregate grant date fair value of shares underlying stock awards granted during the year ended December 31, 2023, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). The grant date fair values of RSU awards are calculated based on the closing price of our common stock on the date of grant.

(3) The aggregate number of unvested shares subject to outstanding RSU awards held by each non-employee director as of December 31, 2023 was as follows: (a) 12,830 shares of common stock for Ms. Irvine; (b) 12,419 shares of common stock for Mr. Anderson; (c) 12,688 shares of common stock for Ms. Barone; (d) 12,388 shares of common stock for Mr. Gibbs; (e) 11,931 shares of common stock for Mr. Hu; (f) 11,931 shares of common stock for Ms. Rothstein; (g) 12,805 shares of common stock for Mr. Terrill; and (h) 12,367 shares of common stock for Mr. Wells.

As discussed in footnote 1 to the table above, Mses. Irvine and Barone and Messrs. Anderson, Gibbs and Terrill each elected to receive the cash fees he or she was otherwise entitled to receive in 2023 in the form of an RSU award of equivalent value.

(4) The aggregate number of shares subject to outstanding stock options held by each non-employee director as of December 31, 2023 was as follows: (a) 40,000 shares of common stock for Ms. Irvine; (b) 30,000 shares of common stock for Mr. Anderson; (c) 24,600 shares of common stock for Ms. Barone; (d) 40,000 shares of common stock for Mr. Gibbs; (e) 29,950 shares of common stock for Mr. Hu; (f) 29,950 shares of common stock for Ms. Rothstein; (g) 10,150 shares of common stock for Mr. Terrill; and (h) 21,550 shares of common stock for Mr. Wells.

(5) Consists of: (a) $87,700, which represents the grant date fair value of the RSUs Ms. Irvine initially received in lieu of cash board fees for 2023; (b) $19,892, which represents the grant date fair value of the RSUs Ms. Irvine received in lieu of the incremental cash board fees she became entitled to following the adoption of the 2023 Director Compensation Program, adjusted to account for Mr. Gibbs's replacement of Ms. Irvine as the Chairperson of the Nominating Committee as of March 10, 2023; and (c) $205,005, which represents the grant date fair value of Ms. Irvine's Annual RSU Award.

(6) Consists of: (a) $50,251, which represents the grant date fair value of the RSUs Mr. Anderson initially received in lieu of cash board fees for 2023; (b) $8,048, which represents the grant date fair value of the RSUs Mr. Anderson received in lieu of the incremental cash board fees he became entitled to following the adoption of the 2023 Director Compensation Program; and (c) $205,005, which represents the grant date fair value of Mr. Anderson's Annual RSU Award.

(7) Consists of: (a) $40,403, which represents the grant date fair value of the RSUs Ms. Barone initially received in lieu of cash board fees for 2023; (b) $8,048, which represents the grant date fair value of the RSUs Ms. Barone received in lieu of the incremental cash board fees she became entitled to following the adoption of the 2023 Director Compensation Program; and (c) $205,005, which represents the grant date fair value of Ms. Barone's Annual RSU Award.

(8) Consists of: (a) $42,970, which represents the grant date fair value of the RSUs Mr. Gibbs initially received in lieu of cash board fees for 2023; (b) $11,723, which represents the grant date fair value of the RSUs Mr. Gibbs received in lieu of the incremental cash board fees he became entitled to following the adoption of the 2023 Director Compensation Program, adjusted to account for Mr. Gibbs's replacement of Ms. Irvine as the Chairperson of the Nominating Committee as of March 10, 2023; and (c) $205,005, which represents the grant date fair value of Mr. Gibbs's Annual RSU Award.

(9) The amount represents the grant date fair value of the Annual RSU Award received by each of Ms. Rothstein and Messrs. Hu and Wells.

(10) Consists of: (a) $34,107, which represents the grant date fair value of the RSUs Mr. Terrill initially received in lieu of cash board fees for 2023; (b) $8,048, which represents the grant date fair value of the RSUs Mr. Terrill received in lieu of the incremental cash board fees he became entitled to following the adoption of the 2023 Director Compensation Program; and (c) $205,005, which represents the grant date fair value of Mr. Terrill's Annual RSU Award.

Director Stock Ownership Requirement

In December 2018, our Board adopted Stock Ownership Guidelines that require each non-employee director to attain a minimum share ownership position of the lesser of (a) 2,000 shares or (b) shares valued at 3x the director's annual cash retainer for service on the Board, excluding any fees paid with respect to service on a committee of the Board, calculated based on the average closing price over the ninety (90) trading days prior to measurement.

Each non-employee director must achieve this minimum position by the later of (x) December 5, 2021 or (y) three years after the individual became subject to the Stock Ownership Guidelines. Each then-serving non-employee director was in compliance with the Stock Ownership Guidelines measured as of December 31, 2023, although the deadline had not passed for Mr. Terrill.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

As recommended by the Nominating Committee, the Board's nominees for election as directors are Fred D. Anderson, Jr., Christine Barone, Robert Gibbs, Diane Irvine, Dan Jedda, Sharon Rothstein, Jeremy Stoppelman, Chris Terrill and Tony Wells, whose terms expire at the Annual Meeting. If elected at the Annual Meeting, each of these nominees would serve until the 2025 Annual Meeting of Stockholders and until his or her successor has been duly elected and qualified, or, if sooner, until the director's death, resignation or removal.

Each of the nominees is currently a member of our Board. Mr. Jedda was appointed to the Board to fill a vacancy and has not previously been elected by our stockholders. The Nominating Committee recommended Mr. Jedda's initial election to the Board in connection with its continuation of the refreshment process it began in late 2018, and his candidacy was recommended by a third-party search firm, as described above in the section titled "*Information Regarding the Board of Directors and Corporate Governance—Corporate Governance—Board Composition—Board Refreshment*."

Shares represented by executed proxies will be voted, unless otherwise directed, for the election of the nine nominees named above. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by the Board on the recommendation of the Nominating Committee. Each person nominated for election has agreed to serve if elected. Our management has no reason to believe that any nominee will be unable to serve.

Required Vote and Board Recommendation

Majority Voting with Director Resignation Policy

Our Bylaws include a majority voting with director resignation policy. This policy provides that, in uncontested elections (such as this one), directors are elected by a majority of votes cast by holders of shares present in person, by remote communication or represented by proxy and entitled to vote on the election of directors — that is, the nominee must receive a greater number of votes "for" his or her election than votes "against" his or her election.

In the event that an incumbent nominee for director in an uncontested election does not receive the required majority vote and no successor has been elected at such meeting, our Bylaws require the director to promptly tender his or her resignation to the Board. The Nominating Committee will then consider the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation. The Board will then act on the Nominating Committee's recommendation. Within ninety (90) days after the date of the certification of election results, we will disclose the Board's decision and an explanation of such decision in a filing with the SEC, a press release or other broadly disseminated means of communication.

If the Board does not accept such incumbent director's resignation, the director will continue to serve until the next annual meeting and until his or her successor is elected and duly qualified. If the Board accepts such incumbent director's resignation, or if a nominee for director does not receive the required vote and is not an incumbent director, then the Board, in its sole discretion, may decrease the size of the Board or may fill the resulting vacancy by a majority vote of the remaining directors. A director elected by the Board to fill a vacancy, including vacancies created by an increase in the number of directors, will serve until the next annual meeting and until the director's successor is elected and duly qualified.

Through this policy, the Board seeks to be accountable to all stockholders and respect the rights of stockholders to express their views through their votes for nominees. However, the Board also deems it important to

preserve sufficient flexibility to make sound evaluations based on the relevant circumstances in the event a nominee fails to receive a majority of the votes cast with respect to such nominee. For example, the Board may wish to assess whether the sudden resignation of one or more directors would materially impair the effective functioning of the Board. This policy is intended to allow the Board to react to situations that could arise if the resignation of multiple directors would prevent a key committee from achieving a quorum or if a resignation would otherwise impair the functioning of the committee. The policy also would allow the Board to assess whether a director was targeted for reasons unrelated to his or her performance as a director at the Company.

Under this policy, in contested elections — any election in which the number of candidates for director exceeds the number of directors to be elected — directors will be elected by a plurality of the votes of holders of shares present in person, by remote communication or represented by proxy and entitled to vote on the election of directors, meaning the candidates who receive the highest numbers of affirmative votes will be elected as directors.


THE BOARD RECOMMENDS
A VOTE "FOR" ALL OF THE NAMED NOMINEES


PROPOSAL NO. 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024 and has further directed that management submit the selection of our independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. We first engaged Deloitte & Touche LLP in 2008 to audit our financial statements beginning with those for the year ended December 31, 2007. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of Deloitte & Touche LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and our stockholders.

Principal Accountant Fees and Services

The following table represents aggregate fees billed to us for the years ended December 31, 2023 and 2022 by Deloitte & Touche LLP, our independent registered public accounting firm.

	Year Ended December 31,	
	2023	2022
	(in thousands)	
Audit Fees[1]	$ 2,561	$ 2,198
Audit-Related Fees	$ —	$ —
Tax Fees[2]	$ 140	$ 143
All Other Fees[3]	$ 4	$ 16
Total Fees	$ 2,705	$ 2,357

(1) Audit Fees are fees and expenses for the audit of our financial statements, review of interim financial statements, and services in connection with our statutory and regulatory filings or engagements in those fiscal years.

(2) Tax Fees are fees billed for tax compliance, advice and planning.

(3) All other fees are fees for products and services other than the services described above. The other fees billed in 2023 and 2022 included the Company's subscription to the Deloitte Accounting Research Tool, a web-based library of accounting and financial disclosure literature, and, in 2022, fees for permissible trainings and workshops.

All fees described above were pre-approved by the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Deloitte & Touche LLP. The policy generally pre-approves specified services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The Audit Committee has delegated to the Chairperson of the Audit Committee the authority to grant interim pre-approvals of audit services, provided that any such pre-approvals are required to be presented to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of the services other than audit services by Deloitte & Touche LLP is compatible with maintaining the principal accountant's independence.

Required Vote and Board Recommendation

The affirmative vote of holders of a majority of the voting power of the shares present in person, by remote communication or represented by proxy and entitled to vote generally on the subject matter will be required to ratify the selection of Deloitte & Touche LLP for the year ending December 31, 2024.


**THE BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL NO. 2**


PROPOSAL NO. 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, the Company's stockholders are entitled to vote to approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this Proxy Statement in accordance with SEC rules. The Board has adopted a policy of soliciting a non-binding advisory vote on the compensation of our named executive officers, commonly referred to as a "say-on-pay" vote, every year in accordance with the preference previously indicated by our stockholders. Accordingly, this year we are again asking the stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

Our executive compensation program for 2023 emphasized teamwork and long-term value creation through a philosophy of rewarding performance by making a meaningful portion of compensation dependent on achieving performance goals, maintaining internal pay equity, tying a substantial portion of compensation to the long-term value of our business, and establishing pay practices that are both competitive and responsible, have a reasonable cost structure and do not encourage unnecessary or excessive risk taking. Consistent with this philosophy, the Compensation Committee designed an executive compensation program that we believe has been effective at achieving its objectives of:

- attracting and retaining a team of executives with strong leadership and management capabilities;

- motivating our executives to achieve our business objectives;

- aligning the interests of our executives with those of our stockholders; and

- promoting teamwork while also recognizing the role that each executive plays in our success.

As described in detail under the heading "*Executive Compensation—Compensation Discussion and Analysis*," our 2023 executive compensation program was heavily weighted towards at-risk compensation. In line with the feedback we received during stockholder outreach discussions and the positive results of our 2022 say-on-pay vote, our Compensation Committee maintained the expanded performance-based compensation components established in our 2022 executive compensation program — performance-vesting RSUs that vest based on our relative total stockholder return ("TSR") over a three-year period and an annual cash incentive program based on pre-set corporate performance goals. Together with performance-vesting RSUs with short-term financial performance goals and service-vesting RSUs, each with a four-year vesting schedule, our Compensation Committee believes that this total direct compensation mix appropriately aligns the interests of our executive team with our performance and the interests of our stockholders.

Other highlights of our executive compensation program for 2023 include:

- We increased Mr. Saldanha's base salary by 6% primarily based on internal pay equity considerations. We did not increase the base salary of any other named executive officer for 2023.

- We increased the target total value of Mr. Eaton's equity compensation opportunity by 13% primarily based on internal pay equity considerations. We did not increase the target total value of any other named executive officer's equity compensation opportunity for 2023.

- We granted performance-vesting RSUs to our named executive officers that represented 50% of the target total value of each such executive's equity compensation opportunity, reflecting our stockholders' preferred mix of equity awards.

- We structured 50% of the performance-vesting RSUs to vest based on the relative performance of our TSR over a three-year period, combining a longer-term performance period and relative performance metric.

- The TSR performance-vesting RSUs require above-median performance for target payout and cap payouts at target if our absolute TSR is negative.

- The remaining 50% of the performance-vesting RSUs were eligible to vest based on annual net revenue and adjusted EBITDA performance goals, which are key annual financial metrics aligned with our long-term strategy.

- Our annual cash incentive program was based on pre-set corporate performance goals.

- We do not maintain employment agreements with our executive officers that contain multi-year guarantees for salary increases, guaranteed cash incentives or guaranteed equity compensation.

- Our employment agreements with our executive officers do not provide for specific employment terms and our U.S.-based executive officers are employed at will. All executive officers are expected to demonstrate high-quality performance in order to continue serving as members of our executive team.

- We offer reasonable change in control and severance benefits to our executive officers, as customary in our industry, with cash severance payments under these agreements not exceeding the executive officer's annual cash compensation (i.e., base salary + cash incentive amount, if any) at the time of termination.

- We do not provide excise tax reimbursements or "gross ups" to our executive officers with respect to benefits received in connection with a change in control or termination event.

- We provide few fringe benefits to our executive officers and do not offer access to car allowances, financial planning advice or club memberships.

We believe this program is reasonable in light of the executive compensation programs of companies with whom we compete for talent, and responsible in that it encourages our executive officers to pursue sustainable increases in stockholder value without encouraging excessive risk taking. We encourage you to read the Compensation Discussion and Analysis, compensation tables and related narrative disclosures included in this Proxy Statement for additional details about our executive compensation program.

The Board is asking the stockholders to indicate their support for the compensation of our named executive officers, as described in this Proxy Statement, by casting a non-binding advisory vote "FOR" the following resolution:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this Proxy Statement, is hereby APPROVED."

Because the vote is advisory, it is not binding on the Board or the Company. Nevertheless, the views expressed by the stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the Board and the Compensation Committee intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements.

Required Vote and Board Recommendation

Advisory approval of this Proposal No. 3 requires the vote of the holders of a majority of the voting power of the shares present in person, by remote communication or represented by proxy and entitled to vote generally on the subject matter. Unless the Board decides to modify its policy regarding the frequency of soliciting advisory

votes on the compensation of our named executive officers, the next scheduled advisory vote on executive compensation will be at the 2025 Annual Meeting of Stockholders.


THE BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL NO. 3


EXECUTIVE OFFICERS

The names, ages and certain other information concerning our executive officers as of April 15, 2024 are set forth below. There are no family relationships between any of our directors and any of our executive officers.

Name	Age	Position Held With the Company
Jeremy Stoppelman	46	Co-Founder and Chief Executive Officer
David Schwarzbach	55	Chief Financial Officer
Sam Eaton	51	Chief Technology Officer
Joseph R. ("Jed") Nachman	51	Chief Operating Officer
Carmen Amara (Orr)	49	Chief People Officer
Craig Saldanha	46	Chief Product Officer

Jeremy Stoppelman. Biographical information regarding Mr. Stoppelman is set forth under "*Information Regarding the Board of Directors and Corporate Governance—Board of Directors—Biographies of Our Board Members*."



David Schwarzbach has served as our Chief Financial Officer since February 2020. Mr. Schwarzbach previously served as Chief Financial Officer of Optimizely, Inc., a private company that provides A/B testing tools and personalization capabilities for websites, mobile apps and connected devices, from October 2015 to January 2020. He also served as Chief Operating Officer of Optimizely from February 2017 to January 2020. From June 2011 to September 2015, Mr. Schwarzbach held several senior finance positions at eBay Inc., an Internet marketplace company, most recently as Vice President and Chief Financial Officer of eBay's multibillion-dollar North American Marketplaces business. Mr. Schwarzbach holds a B.S. in Plant Science from the University of California, Davis and an M.P.A. in Economics and Public Policy from Princeton University.



Sam Eaton has served as our Chief Technology Officer since January 2021. Mr. Eaton previously served as Senior Vice President, Engineering from September 2018 to December 2020 and Vice President, Operations and Infrastructure from April 2016 to September 2018, where he was responsible for scaling and innovating our technical infrastructure and backend systems. Mr. Eaton joined Yelp in April 2013 as Director of Engineering to run the site reliability engineering team. Prior to Yelp, Mr. Eaton spent seven years as Director of Web Technology for Future Publishing, a major U.K. media company. Mr. Eaton holds a B.A. in Computing and Artificial Intelligence from the University of Sussex.



Jed Nachman has served as our Chief Operating Officer since August 2016 and previously served as our Chief Revenue Officer from January 2016 to August 2016, Senior Vice President of Revenue from September 2011 to January 2016 and Vice President of Sales from January 2007 to September 2011. Prior to joining us, Mr. Nachman held several senior sales roles at Yahoo! from January 2002 to January 2007, most recently as Director of Corporate Sales for the Western Region for Yahoo! HotJobs, an online job search company. Prior to Yahoo!, Mr. Nachman served as sales manager at HotJobs from June 1999 to 2002, when it was acquired by Yahoo!. Prior to HotJobs, Mr. Nachman was an associate at Robertson Stephens from 1996 to 1998. Mr. Nachman holds a B.A. in Economics from the University of Colorado at Boulder.



Carmen Amara (Orr) has served as our Chief People Officer since January 2022. Prior to joining us, Ms. Amara held several senior human resources roles at eBay Inc., most recently serving as Vice President of Global People Operations & Development from February 2021 to January 2022. Prior to that role, she served as Vice President of People from March 2018 to February 2021 and Senior Director, Human Resources Business Partner – Global Customer Experience from November 2014 to February 2018. Prior to eBay, Ms. Amara served in various roles at The Home Depot from June 2002 to May 2012, including Human Resources Director from 2010 to May 2012. Ms. Amara holds a B.A. in Spanish and International Studies from Colby College and an M.B.A. in International Business from Bentley University, and is certified in Executive Coaching through Columbia University.



Craig Saldanha has served as our Chief Product Officer since February 2022. Prior to joining us, Mr. Saldanha served in several product roles at Amazon.com, Inc. from July 2013 to February 2022, including most recently as a Director of Product and Engineering for Prime Video from February 2021 to February 2022. Prior to that role, he served as Director and General Manager of X-Ray for Prime Video from August 2018 to February 2021, Head of Amazon Prime Video, India from August 2017 to August 2018 and Senior Manager, Product Management for Prime Video from March 2017 to July 2017. Prior to Amazon, Mr. Saldanha spent a decade at Intel Corporation in various technical roles. Mr. Saldanha holds a B.E. in Electrical Engineering from the University of Mumbai, an M.S. in Computer Engineering from the University of Wisconsin-Madison and an M.B.A. from Carnegie Mellon University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our compensation discussion and analysis describes our executive compensation program and the decisions in 2023 regarding compensation for our named executive officers (sometimes referred to as "NEOs"):

- Jeremy Stoppelman, our Chief Executive Officer;

- David Schwarzbach, our Chief Financial Officer;

- Sam Eaton, our Chief Technology Officer;

- Jed Nachman, our Chief Operating Officer; and

- Craig Saldanha, our Chief Product Officer.

Executive Summary

This executive summary provides an overview of: (1) our strategy and 2023 business highlights; (2) highlights of our 2023 executive compensation program; (3) the impact of our 2023 advisory vote and stockholder outreach on executive compensation; (4) our executive compensation governance policies and practices; and (5) an analysis of our pay-for-performance alignment.

Our Strategy and 2023 Business Performance

As one of the best known Internet brands in the United States, Yelp is a trusted local resource for consumers and a partner in success for businesses of all sizes. Consumers trust us for the more than 260 million ratings and reviews available on our platform of businesses across a broad range of categories, while businesses advertise with us to reach our large audience of purchase-oriented and generally affluent consumers. We believe our ability to provide value to both consumers and businesses not only fulfills our mission to connect consumers with great local businesses, but also positions us well in the local, digital advertising market in the United States.

Our performance in 2023 demonstrated that our product-led strategy can drive durable growth. We delivered one of the strongest financial performances in our company's history — including another year of record annual revenue and profitable growth — through the consistent execution of our strategic initiatives:

✓ Net revenue increased by 12% year over year to a record $1.34 billion, driven by strong advertiser demand across categories and channels.

✓ Net income nearly tripled from 2022 to a strong $99 million, representing a 7% net income margin, and adjusted EBITDA[1] increased by 23% year over year to a record $330 million, representing a 25% adjusted EBITDA margin.[1]

✓ Ad clicks returned to growth in 2023, up 5% year over year as we continued improving our ad technology to more efficiently match consumers with the right advertisers at the right time. Advertiser demand for our high-intent ad clicks remained robust in 2023, driving a 9% increase in average cost per click compared to the prior year.

---

[1] Adjusted EBITDA and adjusted EBITDA margin are not calculated under accounting principles generally accepted in the United States ("GAAP"). For information on how we define and calculate adjusted EBITDA and adjusted EBITDA margin, and a reconciliation of these non-GAAP financial measures to net income and net income margin, see Appendix A.

✓ By further differentiating the Services product experience for consumers and advertisers, we were able to better connect consumers with service professionals and deliver more valuable leads to Services businesses in 2023. These efforts, which included launching Yelp Guaranteed, improving our matching technology and introducing new dynamic landing pages based on a consumer's location that serve as an entry point to a monetized project submission flow for certain categories and geographies, contributed to a record $793 million of advertising revenue from Services businesses in 2023.

✓ By prioritizing investments in our Self-serve and Multi-location channels, we have significantly shifted our go-to-market mix toward our most efficient channels in recent years. Our product and marketing investments drove another year of record customer acquisition in our Self-serve channel, which contributed to annual revenue growth of approximately 20% year over year in this channel. Multi-location channel revenue also increased as we continued to expand our product offerings, our Agency Development Program, which streamlines the process by which large media agencies purchase Yelp ads on behalf of their enterprise customers, and Yelp Audiences, our off-Yelp offering.

✓ In 2023, we enhanced the consumer experience with new discovery and review features, including an AI-powered search experience and a more visual and interactive review-writing process. For example, we used advanced technologies such as large language models to more effectively leverage our large first-party dataset for seamless search and discovery experiences. To reduce friction in review writing, we launched review topics, which suggest helpful topics for contributors to cover in their reviews. We also updated the review submission flow to enable users to post high-resolution videos of up to 12 seconds in length alongside their review text and photos. Together, these efforts contributed to 22 million new reviews from Yelp users in 2023, bringing our cumulative reviews to 287 million.

We believe that the investments we have made in our strategic initiatives have led our business to new highs in recent years, and we see further opportunities to build upon this success and deliver even greater value to both consumers and advertisers over the long term. In 2024, we plan to expand upon these initiatives by investing in providing the most trusted local search and discovery platform, delivering the best Home Services experience for consumers and service professionals, optimizing advertiser value through our advanced technology and driving profitable growth through our most efficient channels.

2023 Pay Highlights

- We increased Mr. Saldanha's base salary by 6% primarily based on internal pay equity considerations. We did not increase the base salary of any other named executive officer for 2023.

- We increased the target total value of Mr. Eaton's equity compensation opportunity by 13% primarily based on internal pay equity considerations. We did not increase the target total value of any other named executive officer's equity compensation opportunity for 2023.

- Performance-vesting RSUs ("Performance Equity Awards") comprised 50% of the target total value of each named executive officer's equity compensation opportunity.

- We structured 50% of the Performance Equity Awards to vest based on the relative performance of our total stockholder return over a three-year period (the "TSR RSUs"), combining a longer-term performance period and relative performance metric.

- The TSR RSUs require above-median performance for target payout and cap payout at target if absolute TSR is negative.

- The remaining 50% of the Performance Equity Awards vest based on annual net revenue and adjusted EBITDA performance goals (the "Financial Performance RSUs"), which are key annual financial metrics aligned with our long-term strategy.

- Our annual cash incentive program was based on pre-set corporate performance goals (the "Performance Bonus Plan").

- 95% of the target total value of the direct compensation we awarded to our Chief Executive Officer was "at risk"; an average of 89% of the target total value of the direct compensation awarded to our other named executive officers was at risk.

Impact of 2023 Advisory Vote and Stockholder Outreach on Executive Compensation

At our 2023 Annual Meeting of Stockholders, our annual say-on-pay proposal received approximately 96% support, consistent with the preceding year's result of 94%. Our Compensation Committee believes that this result reflected strong support for our executive compensation program as it has been structured since 2022. Following significant stockholder engagement in 2021, we expanded the performance-based compensation components for our 2022 executive compensation program to include the Performance Bonus Plan and TSR RSUs, the latter of which incorporated a relative performance metric and a longer performance period.

Although our 2023 say-on-pay proposal received strong support, we proactively solicited further input on pay practices as part of our regular outreach efforts in advance of making executive compensation decisions for 2024. Following our 2023 Annual Meeting, we reached out to, or responded to meeting requests from, stockholders collectively representing approximately 73% of our outstanding shares held by non-affiliates (i.e., excluding shares held by officers and directors). Members of executive management and our Investor Relations team, joined at times by Diane Irvine, the independent Chairperson of our Board, ultimately engaged in substantive discussions with stockholders collectively representing approximately 41% of our outstanding shares held by non-affiliates. These stockholders generally expressed support for the current structure of our executive compensation program.

Based on the feedback from these discussions and the results of our 2023 say-on-pay vote, our Compensation Committee approved executive compensation arrangements for 2024 with the same general structure as the 2023 program.

Executive Compensation Governance

Our Board and Compensation Committee have implemented the following compensation and governance policies and practices, which they determined to be in the best interests of our stockholders:

☑ **What We Do**	☒ **What We Do Not Do**
✓ Maintain a completely independent Compensation Committee	✗ No guaranteed salary increases, guaranteed cash incentives or guaranteed equity compensation
✓ Retain an independent compensation consultant	✗ No strict benchmarking of compensation
✓ Structure a substantial majority of total compensation as long-term equity awards	✗ No "single-trigger" change in control cash payments or guaranteed equity acceleration
✓ Set annual and long-term incentive targets based on clearly disclosed, objective performance measures	✗ No excise tax "gross-ups" for change in control or termination benefits
✓ Grant performance-based long-term equity awards that constitute a meaningful portion of equity compensation	✗ No excessive perquisites or personal benefits
✓ Employ our executive officers at will	✗ No pension arrangements, defined benefit retirement programs or non-qualified deferred compensation plans
✓ Provide reasonable change in control and severance benefits that do not exceed the executive officer's annual cash compensation (i.e., base salary + cash incentive amount, if any) at the time of termination	✗ No hedging, pledging or other inherently speculative transactions in our equity securities
✓ Maintain stock ownership guidelines for executive officers and directors	✗ No stock option exchanges or repricings without stockholder approval
✓ Subject incentive-based cash and equity compensation to a clawback policy	
✓ Engage with our stockholders and make changes to our compensation program when appropriate	

Pay-for-Performance Alignment

Our 2023 executive compensation program was heavily weighted towards at-risk compensation. Our Compensation Committee believes that our combination of appropriate base salary, long-term equity awards, including Performance Equity Awards, and the Performance Bonus Plan appropriately align the interests of our executive team with our performance and the interests of our stockholders:

- the value of the TSR RSUs depends on the performance of our total stockholder return over a three-year period relative to that of the other companies in the Russell 2000 Index, focusing management on longer-term performance and incorporating a relative performance metric;

- the Financial Performance RSUs and cash incentive opportunities under the Performance Bonus Plan would have value only to the extent that we achieved certain predetermined performance goals, based on performance measures aligned with our long-term strategy; and

- RSUs, including any Performance Equity Awards that become eligible to vest based on our performance, will not retain their expected value if our shares lose value.

For the pay-versus-performance disclosure prescribed by SEC rules, which does not necessarily reflect the way our Compensation Committee views the alignment between our performance and our named executive officers' compensation, see the section entitled "*—Pay versus Performance*" below.

In late January 2023, our Compensation Committee approved a target total direct compensation mix (i.e., base salary + target cash incentive + target total value of equity compensation) for our named executive officers that reflected this alignment:



CHIEF EXECUTIVE OFFICER
95% At-Risk
95%
AT-RISK
5%
3%
46%
46%
Base Salary
Target Cash Incentive
Performance Equity Awards
RSUs

AVERAGE OF OTHER NEOs
89% At-Risk
89%
AT-RISK
11%
5%
42%
42%
Base Salary
Target Cash Incentive
Performance Equity Awards
RSUs

Executive Compensation Objectives, Philosophy and Design

Objectives and Philosophy. We operate in a highly dynamic industry where the market for talent is extremely competitive. As our business has evolved, our Compensation Committee has continued its ongoing efforts to ensure that our executive compensation program is aligned with our strategy and the needs, scale and resources of our business, including our program objectives, philosophy and design. Despite changes in our business and the evolution of our compensation arrangements, we continue to believe our executive compensation program must satisfy certain basic objectives:

Attract and retain a team of executive officers with strong leadership and management capabilities	Motivate our executive officers to achieve our business objectives	Align the interests of our executive officers with those of our stockholders	Promote teamwork while also recognizing the role each executive officer plays in our success

We approach these objectives by emphasizing teamwork and long-term value creation through a philosophy of:

- rewarding performance by making a meaningful portion of compensation dependent on achieving performance goals;
- maintaining internal pay equity, such that each executive officer's compensation reflects the relative importance of his role, while at the same time providing a certain amount of parity to promote teamwork;
- tying a substantial portion of compensation directly to the long-term value and growth of our business and total stockholder return; and
- establishing pay practices that are both competitive and responsible, have a reasonable cost structure and do not encourage unnecessary or excessive risk taking.

Design. Based on the above principles, the total compensation package for 2023 for our named executive officers consisted of the following key components:

	Compensation Component	Delivery Method	Purpose
Fixed Compensation	Base Salary	Cash	To compensate our executive officers for their day-to-day responsibilities, at levels necessary to attract and retain executive talent
At-Risk Compensation	Short-Term Incentive Awards	Annual Cash Incentive	To drive achievement of key annual corporate performance goals
	Long-Term Incentive Awards	Financial Performance RSUs	To link pay directly to Company performance in the short term, while service-based vesting component also serves as a retention tool over a longer-term period
		TSR RSUs	To link pay to Company's relative performance over a longer-term performance period
		Service-Vesting RSUs	To align pay with long-term stockholder value, while ensuring continued motivation and retention during periods of market volatility
Post-Employment & Change in Control Compensation	Executive Severance Benefits Plan	Cash and Vesting Acceleration	Limited severance and change in control benefits to encourage our executive officers to work to maximize stockholder value

We also provide our executive officers with comprehensive employee benefit programs such as medical, dental and vision insurance, a 401(k) plan, life and disability insurance, flexible spending accounts, an employee stock purchase plan and other plans and programs made available to all of our eligible employees.

We do not affirmatively set out in any given year, or with respect to any given new hire package, to apportion compensation in any specific ratio between cash and equity, or between long- and short-term compensation. Rather, the total compensation package awarded to our executive officers is determined based on the factors described in the paragraphs above and in greater detail below.

Executive Compensation Program Components

Base Salary

We provide a base salary as a fixed source of compensation for our executive officers, allowing them a degree of certainty in the face of having a substantial portion of their compensation "at risk" in the form of equity awards with value generally contingent on stock price appreciation and, in the case of Performance Equity Awards, achievement of performance goals. Our Compensation Committee recognizes the importance of base salaries as an element of compensation that helps to attract and retain highly qualified executive talent.

Our Compensation Committee does not apply specific formulas in setting initial salary levels or determining adjustments from year to year. Rather, our Compensation Committee may consider a range of factors, including:

- the executive officer's anticipated responsibilities and individual experience;

- the value of the other elements of the executive officer's compensation package;

- internal pay equity among our executive officers; and

- negotiations with the executive officer.

In January 2023, our Compensation Committee approved a 2023 annual base salary for each named executive officer, as set forth in the following table:

Name	2023 Annual Base Salary		Percent Increase from 2022 Base Salary (%)
Jeremy Stoppelman	$	500,000	—
David Schwarzbach	$	500,000	—
Sam Eaton[1]	£	374,165	—
Jed Nachman	$	500,000	—
Craig Saldanha	$	475,000	5.6

(1) In February 2022, our Compensation Committee approved an annual base salary of $500,000 for Mr. Eaton for 2022. In connection with Mr. Eaton's relocation to the United Kingdom effective March 16, 2022, his base salary was converted to £374,165 based on the average exchange rate from February 13, 2022 to March 14, 2022.

With the exception of Mr. Saldanha, the Compensation Committee determined not to increase the base salary of any named executive officer for 2023 based on pay equity considerations and its determination that their existing base salaries provided sufficient fixed compensation for retention purposes. The Compensation Committee approved a base salary increase of approximately 6% for Mr. Saldanha primarily based on internal pay equity considerations.

Cash Incentive Compensation

2023 Annual Cash Incentive Opportunity. In 2022, our Compensation Committee adopted the Performance Bonus Plan, which provides the opportunity for our executive officers to earn annual cash incentives based on the achievement of designated corporate performance goals. The Compensation Committee believes that providing an annual cash incentive opportunity helps drive the achievement of key short-term performance goals as well as attract and retain talented individuals in the competitive market for technology executives.

2023 Target Cash Incentive Opportunity. To establish each named executive officer's target cash incentive opportunity for 2023, which is expressed as a percentage of base salary, the Compensation Committee considered peer company practices from Compensia's 2023 executive compensation analysis, the value of the other elements of the executive officer's compensation package, and internal pay equity among our executive officers. Based on its consideration of these factors, our Compensation Committee determined to maintain a target cash incentive opportunity for each named executive officer equal to 50% of their respective base salaries.

Although the target cash incentive opportunity for certain named executive officers was substantially lower than the opportunities for comparable executive officers at our peer companies — including for Mr. Stoppelman, whose target opportunity was below the 10th percentile for the chief executive officer position — our Compensation Committee determined that it would provide a sufficient short-term cash incentive while maintaining our emphasis on equity. The Compensation Committee also determined that each named executive officer's target cash incentive opportunity should be the same to maintain internal pay equity.

2023 Performance Bonus Plan Goals and Achievement. For 2023, each named executive officer's annual cash incentive was determined based on our level of achievement of two corporate performance goals — net revenue and adjusted EBITDA — which are key short-term business metrics aligned with our strategy. Payouts were capped at 200% of target. The Compensation Committee approved the threshold, target and stretch performance levels for each corporate performance goal in January 2023 with the conviction that they were appropriately challenging and demonstrated significant rigor, considering our financial forecasts and business outlook at the time as well as our historical performance. The performance levels for the 2023 corporate performance goals and the associated achievement of each goal are set forth in the following table:

Weighting	Corporate Performance Goal	2022 Result	Business Outlook[1]	Performance Levels[2]			2023 Result	Payout
				Threshold (25%)	Target (100%)	Stretch[3]		
50%	2023 Net Revenue	$1.19B	$1.29B - $1.31B	$1.26B	$1.32B	$1.40B	$1.34B	126.7%
50%	2023 Adjusted EBITDA[4]	$270M	$290M - $310M	$270M	$310M	$350M	$330M	138.4%
Overall Payout								132.5%

(1) Business outlook as announced on February 9, 2023.

(2) Payouts for performance between these specified performance levels are linearly interpolated, with performance below the threshold performance level resulting in a 0% payout. Moreover, if the threshold performance level for one corporate performance goal was not achieved, the maximum payout percentage for the other corporate performance goal was capped at 100%, notwithstanding achievement in excess of such goal's target performance level.

(3) The maximum payout percentages for the 2023 net revenue goal and the 2023 adjusted EBITDA goal were 225% and 175%, respectively.

(4) For purposes of our Performance Bonus Plan, adjusted EBITDA is defined as our non-GAAP adjusted EBITDA financial measure as reported in our periodic filings with the SEC (see Appendix A for a detailed definition of adjusted EBITDA and a reconciliation of this non-GAAP metric to net income).

2023 Cash Incentive Payout. The payouts under the Performance Bonus Plan for 2023 to the named executive officers were as follows:

Name	2023 Target Cash Incentive	2023 Actual Cash Incentive	Percent of 2023 Target Cash Incentive
Jeremy Stoppelman	$ 250,000	$ 331,353	132.5 %
David Schwarzbach	$ 250,000	$ 331,353	132.5 %
Sam Eaton[1]	£ 187,083	£ 247,961	132.5 %
Jed Nachman	$ 250,000	$ 331,353	132.5 %
Craig Saldanha	$ 237,500	$ 314,785	132.5 %

(1) Mr. Eaton's actual cash incentive for 2023 of £247,961 represents $316,225 based on the exchange rate in effect on the payment date.

Craig Saldanha Earned Retention Bonus. In February 2022, in order to incentivize Mr. Saldanha to join the Company, the Compensation Committee approved a one-time cash retention bonus of $100,000, subject to Mr. Saldanha remaining employed by the Company for one year from his start date in February 2022. The retention

bonus was earned and paid to Mr. Saldanha in February 2023 following his satisfaction of this requirement. The Compensation Committee believed this bonus was necessary and appropriate to help secure Mr. Saldanha's employment by offsetting the compensation opportunities he would forfeit as a result of leaving his former employer.

Equity Compensation

The primary component of our executive compensation program is equity awards. Our Compensation Committee believes this approach has allowed us to attract and retain key talent in our industry and aligned our executive team's focus and contributions with our long-term interests and those of our stockholders.

In determining the size, form and material terms of executive equity awards, our Compensation Committee may consider, among other things:

- the executive officer's total compensation opportunity;
- the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value;
- equity awards granted to similarly situated executive officers at our peer group companies;
- individual accomplishments;
- any recent changes to the executive officer's job duties;
- the executive officer's existing equity award holdings (including the unvested portion of such awards);
- internal pay equity among our executive officers;
- the cost associated with equity awards, including both stockholder dilution and compensation expense; and
- feedback received from our stockholder outreach discussions.

Equity Compensation Mix. We deliver equity compensation to our executive officers through a mix of Performance Equity Awards and service-vesting RSUs, with the target total value of each executive officer's awards split evenly between them. This target mix reflects the most prevalent mix used by our peer group companies and the preferred combination expressed by our investors during our stockholder outreach discussions. In 2023, our Compensation Committee continued to believe that this target mix of Performance Equity Awards and RSUs would best incentivize each individual executive officer and awarded equity compensation with the target total value evenly split between Performance Equity Awards and RSUs to each named executive officer.

All Performance Equity Awards are subject to the achievement of one or more performance goals, and Performance Equity Awards with one-year performance periods are also subject to our standard four-year vesting schedule for RSUs, allowing them to serve as a retention tool in addition to tying executive pay directly to Company performance. Because RSUs have value even in the absence of stock appreciation, RSUs help us retain and incentivize employees during periods of market volatility. RSUs typically vest in equal quarterly installments over four years and, as a result, our Compensation Committee believes they are also an effective tool to motivate our executive officers to build sustainable stockholder value. In addition, RSU awards cover fewer shares of common stock than stock option awards of equivalent grant date fair value, which helps manage the dilutive effect of our equity compensation program.

Target Total Value of Equity Compensation. In January 2023, our Compensation Committee reviewed the then-current equity compensation opportunities and holdings of our named executive officers. Using the 2023 peer group equity compensation data as a general reference, and considering the factors described in the bullet

points above, our Compensation Committee approved awards consisting of RSUs and Performance Equity Awards covering the following numbers of shares to our named executive officers:

Name	Target Total Value[1]	Increase from 2022 Target Total Value	RSUs	Performance Equity Awards at Target Achievement Level[2]	
				Financial Metrics	3-Year Relative TSR
Jeremy Stoppelman	$ 8,500,000	—%	141,667	70,834	70,834
David Schwarzbach	$ 4,100,000	—%	68,334	34,167	34,167
Sam Eaton[3]	$ 4,100,000	13%	68,334	34,167	34,167
Jed Nachman	$ 4,250,000	—%	70,834	35,417	35,417
Craig Saldanha	$ 3,000,000	N/A[4]	50,000	25,000	25,000

(1) "Target total value" of equity compensation represents the value used by our Compensation Committee to calculate the number of shares subject to each named executive officer's equity awards at the target performance level, with the number of shares subject to each award calculated based on the closing price of our common stock on the grant date.

This target total value differs from the value reflected in the Summary Compensation Table, which represents the aggregate grant date fair value of each named executive officer's equity awards calculated in accordance with ASC 718. While the grant date fair value under ASC 718 for RSUs and the Financial Performance RSUs is also calculated based on the closing price of our common stock on grant date, the grant date fair value for the TSR RSUs is calculated using a Monte Carlo model. In addition, the grant date fair value for both the Financial Performance RSUs and the TSR RSUs is calculated assuming the probable outcome of the performance conditions.

(2) The 2023 Performance Equity Awards covered the following numbers of shares at each achievement level:

Name	Financial Performance RSUs			TSR RSUs		
	Threshold	Target	Maximum	Threshold	Target	Maximum
Jeremy Stoppelman	17,709	70,834	141,668	35,417	70,834	141,668
David Schwarzbach	8,542	34,167	68,334	17,084	34,167	68,334
Sam Eaton	8,542	34,167	68,334	17,084	34,167	68,334
Jed Nachman	8,855	35,417	70,834	17,709	35,417	70,834
Craig Saldanha	6,250	25,000	50,000	12,500	25,000	50,000

(3) The increase to Mr. Eaton's target total equity value was primarily based on internal pay equity considerations.

(4) Mr. Saldanha was newly hired in 2022 and received time-vesting RSUs valued at $4.0 million as part of his new hire package.

Our Compensation Committee determined that the size of these awards would address our retention goals as well as provide sufficient incentive opportunities to motivate our executive officers to achieve our business objectives. The relative size of the awards reflects our Compensation Committee's desire for pay parity, while recognizing the scope and importance of each role's responsibilities. For Mr. Stoppelman, in particular, although

his target total cash compensation continued to be well below the median for chief executive officers at our peer group companies, the Compensation Committee determined not to increase the target total value of his equity compensation from his 2022 target total equity value.

TSR RSUs. In accordance with the preference of our investors, our Compensation Committee tied the vesting of 50% of the target total value of the 2023 Performance Equity Awards to our relative total stockholder return over a three-year period to focus management on longer-term performance. A percentage of the target number of shares subject to the TSR RSUs, ranging from zero to 200%, will vest based on the percentile rank of our total stockholder return relative to that of the other companies in the Russell 2000 Index over the period beginning January 1, 2023 and ending December 31, 2025 (the "TSR Goal"). The Compensation Committee will calculate the percentage of the target shares, if any, that will vest (the "Earned Shares") based on our level of achievement of the TSR Goal, as follows:

	Threshold	Target	Stretch
Percentile Rank	25th	55th	75th
Percent of Target Shares Earned	50%	100%	200%

Our total stockholder return for the period, as well as the total stockholder return of the other companies in the Russell 2000 Index, will be calculated based on the average closing price of each company's stock over the last 20 trading days of the performance period compared to the average closing price over the first 20 trading days of the performance period. In the event that our absolute total stockholder return for the performance period is below zero, the Earned Shares may not exceed 100% of the target shares.

The Compensation Committee will make the final determination of our level of achievement of the TSR Goal, as well as the number of Earned Shares, as soon as administratively practicable following the end of the three-year performance period, but no later than March 15, 2026. The Earned Shares, if any, will fully vest (a) on February 20, 2026 if the Compensation Committee has made its determination on or prior to that date, or (b) on March 15, 2026, in each case subject to the applicable executive officer's continued service as of such vesting date.

Financial Performance RSUs. The Financial Performance RSUs, which represented the remaining 50% of the target total value of the 2023 Performance Equity Awards, were subject both to the achievement of performance goals for annual financial metrics and our standard four-year vesting schedule for RSUs. The one-year performance period reflects the predominant practice of companies in our industry due to the difficulty for such companies of developing durable longer-term financial goals or repeatable strategic goals.

As in previous years, the performance goals for the Financial Performance RSUs were based on our annual net revenue and adjusted EBITDA, which are key short-term business metrics aligned with our strategy. A percentage of the target number of shares subject to the Financial Performance RSUs, ranging from zero to 200%, would become eligible to vest based on our level of achievement of the net revenue and adjusted EBITDA performance goals measured with reference to the threshold, target and stretch performance levels established for the 2023 Performance Bonus Plan.

Our Compensation Committee was required to make the final determination of our level of achievement of the performance goals, as well as the number of shares subject to the Financial Performance RSUs that would become eligible to vest (which we refer to as the "Eligible Shares"), no later than March 15, 2024. The percentage of the target shares that would become Eligible Shares would be calculated in the same manner as the payout percentage under the 2023 Performance Bonus Plan. On March 15, 2024, the Eligible Shares, if any, would vest to the extent that the applicable executive officer had met the service-based vesting schedule as of such date. Thereafter, the Eligible Shares would continue vesting in accordance with the service-based vesting schedule, subject to the applicable executive officer's continued service as of each such vesting date.

On March 7, 2024, our Compensation Committee evaluated the level of achievement of the performance goals based on the Company's reported financial results for the year ended December 31, 2023:

Performance Goal	Actual Performance	Achievement Level
2023 Net Revenue	$1.34B	126.7%
2023 Adjusted EBITDA	$330M	138.4%

Based on the Company's performance in 2023, our Compensation Committee determined that 132.5% of the target shares subject to each executive officer's respective Financial Performance RSUs would become Eligible Shares:

Name	Eligible Shares
Jeremy Stoppelman	93,885
David Schwarzbach	45,286
Sam Eaton	45,286
Jed Nachman	46,943
Craig Saldanha	33,136

In accordance with the terms of the Financial Performance RSUs, 31.25% of these Eligible Shares vested on March 15, 2024. These shares represent the portion of the Eligible Shares that had met the service-based vesting schedule as of such date (i.e., the portion of such shares that would have vested on the four vesting dates in 2023 and the first quarter of 2024). The remaining Eligible Shares will continue vesting on a quarterly basis through the fourth quarter of 2026, subject to the applicable executive officer's continued service as of each such vesting date.

Post-Employment and Change in Control Compensation

We maintain the Executive Severance Benefits Plan (the "Severance Plan"), which provides that our executive officers are eligible to receive certain cash severance upon an involuntary termination without cause, plus certain equity vesting acceleration if the involuntary termination occurs during the three months prior to a change in control or within the 12 months following a change in control, in each case subject to signing a release of claims and compliance with continuing obligations of confidentiality. For a summary of the material terms and conditions of the Severance Plan, see "*Compensation Plans and Arrangements—Change in Control and Severance Arrangements—Severance Plan*" below.

Our Compensation Committee believed, based on the experience of its members, that such severance benefits are reasonable and allow our executive officers to focus on pursuing business strategies that, while in the best interests of our stockholders, may result in a disruption of their employment. Our Compensation Committee has also determined that the limited benefits upon which an involuntary termination not in connection with a change in control provided under the Severance Plan are in line with the benefits provided at the companies with whom we compete for talent and appropriate to encourage our executive officers to remain with us.

Employee Benefits

We offer standard health, dental, vision, life and disability insurance benefits to our executive officers on the same terms and conditions generally provided to all other employees. Our executive officers may also

participate in our broad-based 401(k) plan, which in 2023 included a company match of up to $1,000 per year for employees with less than one year of tenure and up to $3,000 per year for employees with more than one year of tenure, including executive officers. Each of our named executive officers other than Messrs. Stoppelman and Eaton received 401(k) matching contributions in 2023 as set forth in the Summary Compensation Table below. We believe these benefits are reasonable and consistent with the broad-based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining qualified employees. In addition, the Yelp Foundation typically offers to match donations to charitable organizations made by our regular full-time employees, subject to certain limitations on the amount per employee per year. In 2023, Messrs. Schwarzbach and Saldanha participated in this matching program in the amounts of $1,250 and $250, respectively.

We generally do not offer many executive perquisites. However, from time to time, we may consider providing limited perquisites to the extent our Compensation Committee believes that these limited perquisites facilitate the efficient operation of our business, including by helping to attract and retain key talent or addressing security concerns. For example, we may provide tax consulting benefits to executive officers who relocate abroad. As a result of the additional tax burden created by Mr. Nachman's previous secondment to our wholly owned subsidiary Yelp UK Ltd., we provided Mr. Nachman with tax equalization benefits. We continue to pay for the preparation of his tax returns and tax equalization settlement calculations for the tax years affected by his secondment in accordance with our tax equalization policy and as provided in the letter agreement we entered into with Mr. Nachman in May 2014 (the "Repatriation Agreement"). We currently expect that Mr. Nachman's tax return for the 2023 tax year (to be filed in 2024) will be the final return affected by his secondment. The actual amounts received by Mr. Nachman are set forth in the Summary Compensation Table below. Although the final terms of Mr. Nachman's compensation during his secondment and in connection with his return were the result of individual negotiations with him, they generally reflected benefits we typically provided to employees we required to relocate abroad at that time.

Mr. Stoppelman's executive assistant may also provide him with incidental assistance with personal matters, such as personal scheduling support, and the incremental cost to the Company of such services is included in the Summary Compensation Table. Because Mr. Stoppelman's executive assistant is employed and paid by the Company, the aggregate incremental cost to the Company of these services is based on the approximate amount of the executive assistant's regular time spent on Mr. Stoppelman's personal matters during a particular year as a percentage of her total time spent working for the Company during that year, multiplied by her applicable Company-paid base salary. We believe providing these services is for the Company's benefit as they enhance Mr. Stoppelman's productivity and allow him to operate more effectively.

Summary Information Regarding 2024 Executive Compensation Program

In the fourth quarter of 2023 and first quarter of 2024, our Compensation Committee approved cash and equity compensation arrangements for 2024 with the same general structure as our 2023 executive compensation. However, in line with organization-wide changes to our compensation mix aimed at reducing stock-based compensation expense as a percentage of net revenue, the Compensation Committee increased the base salary and decreased the target total equity compensation value for each named executive officer, as set forth below. As a result of these changes, the target total value of each executive officer's compensation opportunity for 2024 decreased by 6% to 8% from his 2023 compensation opportunity.

Name	Annual Base Salary 2024	% Change from 2023	Target Cash Incentive (% of Base Salary)	Target Total Equity Value[1] 2024	% Change from 2023	Target Total Compensation 2024	% Change from 2023
Jeremy Stoppelman	$600,000	20%	50%	$7,650,045	(10)%	$8,550,045	(8)%
David Schwarzbach	$550,000	10%	50%	$3,690,036	(10)%	$4,515,036	(7)%
Sam Eaton[2]	£430,290	15%	50%	$3,690,036	(10)%	$4,475,079	(7)%
Jed Nachman	$550,000	10%	50%	$3,825,036	(10)%	$4,650,036	(7)%
Craig Saldanha	$522,500	10%	50%	$2,700,000	(10)%	$3,483,750	(6)%

(1) The 2024 equity awards covered the following numbers of shares at each achievement level:

Name	RSUs	Financial Performance RSUs Threshold	Target	Maximum	TSR RSUs Threshold	Target	Maximum
Jeremy Stoppelman	87,470	10,934	43,735	87,470	21,868	43,735	87,470
David Schwarzbach	42,192	5,274	21,096	42,192	10,548	21,096	42,192
Sam Eaton	42,192	5,274	21,096	42,192	10,548	21,096	42,192
Jed Nachman	43,735	5,467	21,868	43,736	10,934	21,868	43,736
Craig Saldanha	30,872	3,859	15,436	30,872	7,718	15,436	30,872

(2) Mr. Eaton's 2024 target total compensation and the percentage change from his 2023 target total compensation reflect his cash compensation for each year converted to U.S. dollars based on the average exchange rate in effect between October 1, 2023 and October 10, 2023, reflecting the exchange rate used by the Compensation Committee in setting Mr. Eaton's 2024 compensation.

Compensation Setting Process

Role of Our Compensation Committee

Our Compensation Committee is primarily responsible for executive compensation decisions, including establishing our executive compensation philosophy and programs, as well as determining specific compensation arrangements for each executive officer. Our Compensation Committee generally reviews our compensation programs and individual executive compensation arrangements on an annual basis to determine whether any changes would be appropriate.

In making executive compensation decisions, our Compensation Committee may consult with its independent compensation consultant and management, as described below; however, our Compensation Committee uses its own judgment, as well as the experiences and individual knowledge of its members, in making final decisions regarding our executive compensation program. We believe this approach helps us compete in hiring and retaining the best possible talent while maintaining a reasonable and responsible cost structure.

Role of Management

In general, our Compensation Committee works closely with members of our management, including our Chief People Officer, to manage and develop our executive compensation program, including reviewing existing

compensation arrangements for adjustments (as needed) and establishing new hire packages. Our Finance and People Operations teams work with the Chief People Officer to gather data — which may include information related to each executive officer's job duties, company-wide pay levels and benefits, current financial constraints, each executive officer's current equity award holdings, shares available for grant under our equity plans, and company and individual accomplishments, as appropriate — that management reviews in making its recommendations to the Compensation Committee and provides to the Compensation Committee to assist it in making executive compensation decisions.

Our Chief People Officer and, from time to time, other members of our executive management attend meetings (or portions of meetings) of the Compensation Committee to present information and answer questions. Members of our People Operations and Legal teams also attend Compensation Committee meetings. Our Compensation Committee meets in executive session when appropriate to discuss and determine the compensation for each executive officer. No executive officer voted on or was present during the final deliberations of our Compensation Committee regarding the amount or any component of his or her own compensation package or of any other executive officer's compensation package.

Role of Compensation Consultant

Our Compensation Committee has the authority under its charter to engage its own advisors to assist in carrying out its responsibilities, and typically engages an independent compensation consultant to provide advice on current market practices and other compensation-related matters. We expect our Compensation Committee will continue this practice in the future to ensure that our executive compensation program is competitive and aligned with our strategy. As in past years, our Compensation Committee engaged Compensia to provide the executive compensation advisory services described below in preparation for its 2023 evaluation of our pay practices.

From time to time, representatives of compensation consultants may attend meetings (or portions of meetings) of our Compensation Committee to present information and answer questions. The compensation consultant reports to our Compensation Committee rather than management, though representatives of the firm may meet with members of management and employees in our People Operations and Legal teams to collect data and obtain management's perspective on compensation for our executive officers.

Our Compensation Committee periodically assesses whether the work of its compensation advisors, including its compensation consultant, presents any conflict of interest, taking into consideration the independence factors required by the NYSE listing standards. Our Compensation Committee most recently evaluated Compensia's independence in March 2024 and determined that Compensia's work, including that of the individual compensation advisors it employs, as compensation consultant to our Compensation Committee has not created any conflict of interest and that it is satisfied with Compensia's independence.

Role of Market Data

To provide a comparative framework for its annual review of our executive compensation program, our Compensation Committee typically reviews the executive compensation practices of a public company peer group. Our Compensation Committee generally compiles our peer company group annually in the third quarter with the assistance of its independent compensation consultant. The compensation consultant then provides a compensation analysis to our Compensation Committee in the fourth quarter, which consists of executive compensation data from these companies' most recent publicly available compensation disclosures. In some instances, our Compensation Committee may supplement publicly available data from the peer company group with relevant published survey sources.

In the third quarter of 2022, in preparation for making executive compensation decisions for 2023, our Compensation Committee requested that Compensia develop an updated peer company group. Based on Compensia's recommendations, our Compensation Committee approved the following peer company group:

1-800-FLOWERS.COM, Inc. (FLWS)	CarGurus, Inc. (CARG)	LendingClub Corp. (LC)	Revolve Group, Inc. (RVLV)	TripAdvisor, Inc. (TRIP)
Angi Inc. (ANGI)	Cars.com Inc. (CARS)	LendingTree, Inc. (TREE)	Shutterstock, Inc. (SSTK)	Vacasa, Inc. (VCSA)
Box, Inc. (BOX)	Envestnet, Inc. (ENV)	Overstock.com, Inc. (OSTK)	Squarespace, Inc. (SQSP)	Ziff Davis, Inc. (ZD)
Bumble Inc. (BMBL)	Frontdoor, Inc. (FTDR)	Redfin Corporation (RDFN)	Stitch Fix, Inc. (SFIX)	ZipRecruiter, Inc. (ZIP)

The companies included in the 2023 peer group were chosen based on generally meeting the industry, revenue, market capitalization and other criteria set forth in the table below as of August 2022. Our corresponding metrics are also included for comparison. Of the seven companies from our 2022 peer group that were not included in the 2023 peer group:

- Cornerstone OnDemand, Inc., Mandiant, Inc., Proofpoint, Inc. and Stamps.com Inc. were removed because they were acquired (or were in the process of being acquired);

- Groupon, Inc., was removed because it no longer met our market capitalization parameters; and

- QuinStreet, Inc. and Quotient Technology Inc. were removed because they no longer met our revenue or market capitalization parameters.

	Industries	Net Revenue Over Previous Four Quarters	Market Capitalization	Other Criteria (Preferred but Not Required)
2023 Peer Group Companies	Internet and Direct Marketing Retail Interactive Media and Services Application and Systems Software	$636M – $2.4B $1.195B median	$599M – $6.7B $2.1B median	Positive revenue growth Market cap >2.5x annual net revenue
Yelp Inc.	Interactive Media and Services	$1.118B	$2.1B	19% year-over-year revenue growth[1] Market cap 1.9x annual net revenue

(1) For the four quarters ended June 30, 2022.

Compensia subsequently provided a compensation analysis to our Compensation Committee consisting of a detailed market assessment and retention analysis for our named executive officers, as well as an overview of market trends. Our Compensation Committee reviewed Compensia's analysis and market data to inform its

evaluation of our executive compensation program for 2023; however, it did not benchmark to any particular level.

Role of Stockholder Input

Our Compensation Committee considers the voting results from our most recent annual advisory vote on executive compensation, as well as any specific input provided by stockholders through our engagement activities, in determining executive compensation levels.

When our Compensation Committee made 2023 executive compensation decisions in January 2023, the most recent advisory vote results were from our 2022 Annual Meeting of Stockholders, at which approximately 94% of the votes affirmatively cast were voted in favor of the say-on-pay proposal approving the compensation of our named executive officers. Based on this result, feedback from investors during our stockholder outreach discussions and its ongoing review of our compensation practices, our Compensation Committee determined not to make any significant changes to our executive compensation program for 2023.

Additional information about stockholder engagement and the impact of our say-on-pay proposal at our 2023 Annual Meeting of Stockholders is set forth above under "*—Executive Summary—Impact of 2023 Advisory Vote and Stockholder Outreach on Executive Compensation*."

Other Compensation Policies

Stock Ownership Guidelines. In December 2018, we adopted stock ownership guidelines for our executive officers and non-employee directors. The stock ownership guidelines require our Chief Executive Officer to attain ownership of the greater of (a) 30,000 shares or (b) shares valued at 3x his base salary, and require each of our other executive officers to attain ownership of the lesser of (w) shares valued at 1x his base salary or (x) 10,000 shares. Non-employee directors must attain ownership of the lesser of (y) 3x the director's annual cash retainer for service on the Board, excluding committee fees, or (z) 2,000 shares. For purposes of our stock ownership guidelines, the calculation of an individual's stock ownership includes the in-the-money value of vested, unexercised stock options, but does not include unvested RSUs or unearned Performance Equity Awards.

Each executive officer and director must achieve this minimum position by the later of (x) December 5, 2021 or (y) three years after the individual became subject to the Stock Ownership Guidelines. Each of our named executive officers currently exceeds his ownership requirement under the Stock Ownership Guidelines and would continue to exceed his ownership requirement even excluding in-the-money vested, unexercised stock options.

Equity Grant Timing. Equity awards for executive officers are typically approved by the Compensation Committee in the early part of each year as part of the Compensation Committee's approval of our annual executive compensation program. The timing of our equity awards is not coordinated in a manner that intentionally benefits our executive officers; grant dates typically occur on dates determined in accordance with our policy regarding the timing of the grant of equity awards. This policy provides, among other things, that the grant date for equity awards approved by written consent will generally be the next of the following dates to occur on or after the date the consent is effective: the fifth business day of the month or tenth business day of the month. The grant date for equity awards approved at regularly scheduled meetings is typically the meeting date. On limited occasions, grant dates may occur later or outside of our annual grant cycle for new hires, promotions, retention and other purposes.

Prohibition on Short Sales, Margin Purchases, Hedging and Pledging. Our Board has adopted an Insider Trading Policy that prohibits our employees and directors, among others, from engaging in the following transactions in the Company's securities:

- holding Yelp securities in a margin account or otherwise pledging Yelp securities as collateral;

- short sales;

- trading in puts, calls and other derivative securities;

- other inherently speculative transactions in our equity securities; and

- hedging, including through financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds.

Prior to engaging in any transaction in the Company's securities, certain individuals must first obtain pre-clearance of the transaction from the Company's General Counsel, except with respect to trading pursuant to certain written plans, contracts, instructions or arrangements under Rule 10b5-1 that have been approved by the Company. These pre-clearance requirements apply to our executive officers and Board members, as well as (a) all employees at the vice president level and above, (b) employees on our Legal team and (c) such other employees as we may designate from time to time because of their access to sensitive Company information.

Compensation Recovery Policies. In accordance with the new requirements of the SEC and NYSE listing standards, we adopted an Incentive Compensation Recoupment Policy (the "Clawback Policy") in September 2023 that requires us to seek recovery of erroneously awarded incentive-based compensation received by our executive officers during any three-year period prior to the date the Company is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under the securities laws, including any required accounting restatement that results from the correction of an error that is material to the previously issued financial statement(s), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. In the event of a financial restatement, any executive officer of the Company would forfeit the amount of any incentive-based compensation paid during the three years preceding the date of the restatement that the Compensation Committee determines exceeds the amount the employee would have received had the revised financial statement(s) been used to determine the compensation, subject to certain exceptions. The Clawback Policy applies to incentive-based compensation received on or after October 2, 2023, as further described in the Clawback Policy.

Our Clawback Policy is filed as an exhibit to our Annual Report.

We also maintain a Policy for Recoupment of Incentive Compensation (the "Recoupment Policy") that requires us to seek to recover certain incentive-based compensation from a current or former officer who is (or was at the relevant time) subject to Section 16 of the Exchange Act (an "Affected Officer") if: (a) we are required to prepare an accounting restatement for any fiscal period commencing after the adoption of the Recoupment Policy due to material non-compliance with any financial reporting requirement and (b) it is determined that fraud, gross negligence or intentional misconduct by such Affected Officer contributed to the non-compliance underlying the restatement. The Recoupment Policy was adopted in January 2019 and applies to incentive-based compensation received prior to October 2, 2023.

Tax and Accounting Considerations

Deductibility of Executive Compensation. Under Section 162(m) ("Section 162(m)") of the Internal Revenue Code (the "Code"), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible unless the compensation qualifies for (i) certain grandfathered exceptions (including the "performance-based compensation" exception) for certain compensation paid pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date or (ii) the reliance period exception for certain compensation paid by corporations that became publicly held on or before December 20, 2019.

Although the Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, the Compensation Committee also looks at other factors in making its decisions and retains the flexibility to provide compensation for the Company's named executive officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m). The Compensation Committee also retains the flexibility to modify compensation that was initially intended to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with the Company's business needs.

Taxation of "Parachute" Payments and Deferred Compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain defined limits, and that the company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Section 409A of the Code. We have not historically, and did not in 2023, provide any executive officer, including any named executive officer, with a "gross up" or other reimbursement payment for any tax liability that he might owe as a result of the application of Sections 280G, 4999 or 409A of the Code, and we have not agreed, and are not otherwise contractually obligated to provide, any named executive officers with such a "gross up" or other reimbursement in connection with such taxes.

Accounting Treatment. The accounting impact of our compensation programs is a factor that the Compensation Committee considers in determining the size and structure of our programs to ensure that our compensation programs are reasonable and in the best interests of the stockholders.

Compensation Committee Report[1]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained in this Proxy Statement. Based on such review and discussion, our Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2023 and the Company's definitive proxy statement for its 2024 Annual Meeting of Stockholders.

Respectfully submitted,

The Compensation Committee of the Board of Directors

Fred D. Anderson, Jr., Chairperson
Sharon Rothstein
Tony Wells

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(1) The material in this report is not "soliciting material," is furnished to, but not deemed "filed" with, the SEC and is not deemed to be incorporated by reference in any filing of Yelp under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Risk Assessment

As part of its annual review of our executive compensation program for 2023, as well as the compensation programs generally available to our employees, our Compensation Committee considered potential risks arising from our compensation policies and practices, as well as the management of these risks, in light of our overall business, strategy and objectives.

Based on its review, the Compensation Committee concluded that our compensation programs are designed with an appropriate balance of risk and reward in relation to our overall business strategy and do not create risk that is reasonably likely to have a material adverse effect on the Company. In making this determination, the Compensation Committee considered our pay mix, base salaries, the attributes of our variable compensation programs, including our equity program, cash incentive opportunities and sales compensation plans, as well as our alignment with market pay levels and compensation program designs.

The Compensation Committee believes the structure of our compensation program for executive officers does not encourage excessive or unnecessary risk-taking behavior. The base salary component does not encourage risk taking because it is a fixed amount. Although the cash incentive opportunity under the Performance Bonus Plan and the Financial Performance RSUs have short-term performance goals, the significant weighting of our executive compensation program towards long-term equity discourages short-term risk taking. Long-term equity awards (including Eligible Shares earned under Financial Performance RSUs) do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to our stock price and because awards are staggered and subject to long-term vesting schedules or performance periods to help ensure that executives have significant value tied to long-term stock price performance.

Summary Compensation Table

The following table shows compensation awarded to, paid to or earned by our named executive officers for the years ended December 31, 2023, 2022 and 2021.

<p style="text-align:center">2023 Summary Compensation Table</p>

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	All Other Compensation ($)	Total ($)
Jeremy Stoppelman	2023	500,000	—	10,318,005	331,353	30,121[3]	11,179,479
Chief Executive Officer	2022	500,000	—	10,109,480	207,125	29,662	10,846,268
	2021	500,000	—	9,516,849	—	27,827	10,044,676
David Schwarzbach	2023	500,000	—	4,976,936	331,353	3,000[4]	5,811,289
Chief Financial Officer	2022	500,000	—	4,876,423	207,125	2,925	5,586,473
	2021	450,000	—	4,078,672	—	1,575	4,530,247
Sam Eaton[5]	2023	465,424	—	4,976,936	316,225	—	5,758,585
Chief Technology Officer	2022	462,352	—	5,960,051	186,525	—	6,608,928
	2021	500,000	—	3,860,801	—	—	4,360,801
Jed Nachman	2023	500,000	—	5,159,017	331,353	17,564[6]	6,007,933
Chief Operating Officer	2022	500,000	—	5,054,740	207,125	113,672[7]	5,875,538
	2021	450,000	—	4,758,464	—	69,613[8]	5,278,078
Craig Saldanha[9]	2023	475,000	100,000	3,641,625	314,785	3,000[4]	4,534,410
Chief Product Officer	2022	398,077	625,000	3,583,558	186,413	800	4,793,848

(1) The amounts reported here do not reflect the actual economic value realized by our named executive officers. In accordance with SEC rules, this column represents the grant date fair value of shares underlying stock awards, calculated in accordance with ASC 718. The grant date fair values of RSU awards and Financial Performance RSUs are calculated based on the closing price of our common stock on the date of grant. Assumptions used in the calculation of the grant date fair value of the TSR RSUs are set forth in footnote 5 to the Grants of Plan-Based Awards Table below.

The grant date fair value of the Performance Equity Awards assumes the probable outcome of the performance conditions (i.e., at 125.5% of target for the Financial Performance RSUs and 160.1% for the TSR RSUs). If the Performance Equity Awards were instead valued based on the maximum outcome of the performance conditions, the grant date fair values of such awards would increase as follows: from $6,067,995 to $8,500,080 for Mr. Stoppelman; from $2,926,916 to $4,100,040 for Mr. Schwarzbach; from $2,926,916 to $4,100,040 for Mr. Eaton; from $3,033,997 to $4,250,040 for Mr. Nachman; and from $2,141,625 to $3,000,000 for Mr. Saldanha.

(2) The amounts reported here reflect payouts to the named executive officers under the Performance Bonus Plan for performance in 2023, which were paid in March 2024.

(3) The amount reported consists of (a) $29,994 of incremental cost to the Company for assistance with personal matters provided by Mr. Stoppelman's executive assistant and (b) $127 of incremental cost to the Company for certain online security services provided by the Company. See "—*Compensation Discussion and Analysis—Executive Compensation Program Components—Employee Benefits*" for more details.

(4) The amount reported consists of Company-paid 401(k) plan matching contributions. These benefits were provided to the named executive officers on the same terms as provided to all of our regular full-time employees.

(5) Mr. Eaton's cash compensation was paid in British pounds. His base salary was converted using the average exchange rate for 2023 and his payout under the Performance Bonus Plan was converted using the exchange rate in effect on the payment date.

(6) The amount reported consists of (a) $3,000 of Company-paid 401(k) matching contributions, (b) $14,500 of tax preparation payments paid pursuant to Mr. Nachman's Repatriation Agreement and (c) $64 of incremental cost to the Company for certain online security services provided by the Company.

(7) This amount reflects the addition of the following amounts to the amount previously reported: (a) $25,473 in tax equalization payments made on behalf of Mr. Nachman for 2022; and (b) $3,050 in payments related to the preparation of Mr. Nachman's 2022 tax returns incurred after April 26, 2023, the date that our definitive proxy statement for our 2023 Annual Meeting of Stockholders was filed with the SEC. The tax equalization payments represent additional taxes on income imputed to Mr. Nachman as a result of our payment of certain other taxes on his behalf.

(8) This amount reflects the addition of $1,550 to the amount previously reported, which represents payments related to the preparation of Mr. Nachman's 2021 tax returns incurred after April 26, 2023.

(9) Mr. Saldanha began his employment with the Company on February 14, 2022. Because Mr. Saldanha was not a named executive officer prior to 2022, SEC rules do not require his compensation for 2021 to be reported.

Compensation Plans and Arrangements

Employment Agreements

We entered into amended and restated employment letter agreements with Messrs. Stoppelman and Nachman on February 3, 2012. The amended and restated employment letter agreements provided that our executive officers are eligible to participate in our incentive compensation programs, insurance programs and other employee benefit plans established by us, including our Severance Plan.

We entered into employment agreements with Messrs. Schwarzbach and Saldanha on December 27, 2019 and January 13, 2022, respectively. The agreements provide for initial base salary, eligibility to participate in our standard benefit plans, including the Severance Plan, and initial equity awards. Mr. Saldanha's agreement also provides for his signing bonus and retention bonus.

We entered into an employment letter agreement with Mr. Eaton on August 26, 2013 that provided for his initial base salary, eligibility to participate in our standard benefit plans and initial equity awards, but did not provide for severance. Effective March 16, 2022, Mr. Eaton relocated from the United States to the United Kingdom and became an employee of our wholly owned subsidiary Yelp UK Ltd. pursuant to a contract of employment dated as of the same date (the "U.K. Employment Agreement"). Mr. Eaton's U.K. Employment Agreement provides for his base salary in British Pounds, eligibility to participate in our standard U.K. employee benefit plans and the Severance Plan, and termination provisions.

The employment agreements described above do not provide for a specific employment term and our executive officers are employed on an at-will basis, with the exception of Mr. Eaton, whose employment may be terminated with the greater of two months' notice or the applicable statutory minimum notice under the terms of the U.K. Employment Agreement.

Performance Bonus Plan

The Performance Bonus Plan is an annual incentive program pursuant to which each executive who is deemed to be an officer under Section 16 of the Exchange Act (a "Section 16 officer") is eligible to participate in, and, if warranted, to receive an annual performance-based cash incentive thereunder. The amount of the cash incentive payment is based on a target award expressed as either a pre-set target percentage of the participant's annual base salary earned during the year or a set dollar amount. The Compensation Committee is responsible for establishing the target awards as well as the proportion of the target award that will be based on corporate performance goals and individual performance goals, if any.

The corporate performance goals under the Performance Bonus Plan are established by the Compensation Committee and may be based on performance criteria as described in the plan document. Individual performance goals may be based on the participant's contributions toward the achievement of the corporate goals, department goals for such individual's area of accountability or responsibility, or other individual goals derived from or related to the corporate performance goals for such year.

For each participant, the amount of the cash incentive payment for a given year depends upon the Company's achievement of the applicable corporate performance goals established by the Compensation Committee for that year, and, if applicable, an assessment of the participant's individual performance and such other factors as the Compensation Committee may determine appropriate. For any year, the achieved corporate performance percentage and/or the individual performance percentage may exceed 100%, provided that neither may exceed 200% or such other maximum payout limitation set by the Compensation Committee for the applicable year. Each participant must remain a Section 16 officer through the cash incentive payment date to be eligible to receive the cash incentive. Cash incentives are paid in cash unless otherwise determined by the Compensation Committee.

Change in Control and Severance Arrangements

Severance Plan

Each of our executives at the level of vice president or above who is deemed to be a Section 16 officer and selected by the Board is eligible to participate in the Severance Plan, including each of our named executive officers.

Each eligible participant who suffers an involuntary termination without cause or, in the case of our Chief Executive Officer, a constructive termination will be eligible to receive, provided that he or she signs a release of claims and complies with continuing obligations of confidentiality, (i) a lump sum cash payment equal to one year of his or her then-current base salary, (ii) a lump sum cash incentive payment equal to the actual cash incentive amount the participant would have earned for the year in which the termination occurred, if any, based on our actual performance, prorated for the period of active service, and (iii) one year of company-paid health insurance coverage.

In the event a participant suffers an involuntary termination without cause or a constructive termination within a Change in Control Period, the lump sum cash incentive payment will be equal to the actual cash incentive amount as if we had achieved all of the goals at the target level of achievement under the Performance Bonus Plan in the year in which the termination occurred and will not be pro-rated. Additionally, each participant who experiences an involuntary termination without cause or a constructive termination during a Change in Control Period will receive accelerated vesting of 100% of the number of their unvested shares subject to each equity award held by such participant that was awarded after the adoption of the Severance Plan.

These benefits are subject to a "best after-tax" provision in the case where benefits would trigger excise tax penalties and loss of deductibility under Sections 280G and 4999 of the Code. This means that the executive officer will receive whichever of the following two alternative forms of payment would result in the executive officer's receipt, on an after-tax basis, of the greater amount of benefits notwithstanding that all or some portion of the benefit may be subject to the excise tax: (a) payment in full of the entire amount of the benefits or (ii) payment of only a part of the benefit so that the executive officer receives the largest benefit possible without the imposition of the excise tax. If a participant has other severance benefits in another agreement with us, he or she will not receive double benefits.

2023 Financial Performance RSUs

If a change in control (as defined in the Severance Plan) had occurred during the performance period for the 2023 Financial Performance RSUs, the number of shares subject to such awards that would have become Eligible Shares would have been the target number of shares subject to the awards pro-rated based on the number of days elapsed in the performance period as of the effective time of such change in control. The portion of such Eligible Shares that had met the time-based vesting schedule would have become vested as of the quarterly vest date immediately following the effective date of the change in control.

If a change in control occurs at a time when any Eligible Shares (including Eligible Shares resulting from such change in control) are outstanding and not fully vested, such Eligible Shares will be eligible to continue vesting pursuant to the service-based vesting schedule after the change in control if the acquiring, surviving or continuing entity continues, assumes or substitutes for the Financial Performance RSUs in such change in control on substantially the same terms and conditions in effect as prior to the transaction, subject to potential vesting acceleration upon or following such change in control pursuant to the terms of the Severance Plan. Notwithstanding the terms of the Severance Plan, the vesting acceleration provisions of such plans will apply to Eligible Shares only; if a change in control had occurred after the performance period, no shares subject to the 2023 Financial Performance RSUs would have been eligible for vesting acceleration under the Severance Plan if the Company had not achieved the applicable threshold performance level.

TSR RSUs

If a change in control (as defined in the Severance Plan) occurs during the performance period for the 2022 or 2023 TSR RSUs, the number of shares subject to each such award that become Earned Shares will be determined based on the percentile rank of our total stockholder return relative to that of the other companies in the Russell 2000 Index calculated as follows:

- the Company's total stockholder return will be calculated based on the fair market value of the per-share consideration received by the Company's stockholders in the change in control compared to the average closing price of its stock over the first 20 trading days of the applicable performance period; and

- the total stockholder return of the other companies in the Russell 2000 Index will be calculated based on the average closing price of each company's stock over the 20 trading days ending on the last trading day prior to the change in control compared to the average closing price over the first 20 days of the applicable performance period.

If the acquiring, surviving or continuing entity continues, assumes or substitutes for the TSR RSUs, any Earned Shares will vest on the first day following the end of the performance period (i.e., January 1, 2025 for the 2022 TSR RSUs and January 1, 2026 for the 2023 TSR RSUs), subject to the recipient's continued service through the end of the respective performance periods as well as to potential vesting acceleration upon or following such change in control pursuant to the terms of the Severance Plan. If the TSR RSUs are not assumed, substituted for or continued by the acquiring, surviving or continuing entity, any Earned Shares will vest immediately prior to the closing of the change in control, subject to the recipient's continued service through the closing date of such change in control.

Other Equity Awards

Equity awards are subject to potential vesting acceleration under the terms of our 2012 Equity Incentive Plan, as amended (the "2012 Plan"). The 2012 Plan provides that in the event of a specified corporate transaction, as defined in the 2012 Plan, the administrator will determine how to treat each outstanding stock award. The administrator may: (1) arrange for the assumption, continuation or substitution of a stock award by a successor corporation; (2) arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation; (3) accelerate the vesting of a stock award and provide for its termination prior to the transaction; (4) arrange for the lapse of any reacquisition or repurchase rights held by us; or (5) cancel the stock award prior to the transaction in exchange for a cash payment, which may be reduced by the exercise price payable in connection with the stock award. The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner.

The administrator may provide, in an individual award agreement or in any other written agreement between a participant and us, that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control (as defined in the 2012 Plan). In the absence of such a provision, no such acceleration of the stock award will occur.

Additional Benefits

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation, subject to applicable annual limits under the Code. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

For a description of additional benefits we offer to our executive officers, including health and welfare benefits, please see "*—Compensation Discussion and Analysis—Executive Compensation Program Components—Employee Benefits*."

Pension Benefits

Other than with respect to the 401(k) Plan, our employees, including our named executive officers, do not participate in any plan that provides for retirement payments and benefits, or payments and benefits that will be provided primarily following retirement.

Non-Qualified Deferred Compensation

During the year ended December 31, 2023, our employees, including our named executive officers, did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Grants of Plan-Based Awards

The following table shows certain information regarding grants of plan-based awards to our named executive officers during the year ended December 31, 2023.

Grants of Plan-Based Awards in the Year Ended December 31, 2023

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Jeremy Stoppelman										
	1/25/23	1/25/23	62,500	250,000	500,000	—	—	—	—	—
	1/25/23	1/25/23	—	—	—	17,709	70,834	141,668	—	2,665,838[4]
	1/25/23	1/25/23	—	—	—	35,417	70,834	141,668	—	3,402,157[5]
	1/25/23	1/25/23	—	—	—	—	—	—	141,667	4,250,010[6]
David Schwarzbach										
	1/25/23	1/25/23	62,500	250,000	500,000	—	—	—	—	—
	1/25/23	1/25/23	—	—	—	8,542	34,167	68,334	—	1,285,875[4]
	1/25/23	1/25/23	—	—	—	17,084	34,167	68,334	—	1,641,041[5]
	1/25/23	1/25/23	—	—	—	—	—	—	68,334	2,050,020[6]
Sam Eaton										
	1/25/23	1/25/23	56,583	226,332	452,665	—	—	—	—	—
	1/25/23	1/25/23	—	—	—	8,542	34,167	68,334	—	1,285,875[4]
	1/25/23	1/25/23	—	—	—	17,084	34,167	68,334	—	1,641,041[5]
	1/25/23	1/25/23	—	—	—	—	—	—	68,334	2,050,020[6]
Jed Nachman										
	1/25/23	1/25/23	62,500	250,000	500,000	—	—	—	—	—
	1/25/23	1/25/23	—	—	—	8,855	35,417	70,834	—	1,332,919[4]
	1/25/23	1/25/23	—	—	—	17,709	35,417	70,834	—	1,701,079[5]
			—	—	—	—	—	—	70,834	2,125,020[6]
Craig Saldanha										
	1/25/23	1/25/23	59,375	237,500	475,000	—	—	—	—	—
	1/25/23	1/25/23	—	—	—	6,250	25,000	50,000	—	940,875[4]
	1/25/23	1/25/23	—	—	—	12,500	25,000	50,000	—	1,200,750[5]
	1/25/23	1/25/23	—	—	—	—	—	—	50,000	1,500,000[6]

(1) The amounts in this column represent the 2023 cash incentive opportunity under the Performance Bonus Plan. Please see "—*Compensation Discussion and Analysis—Executive Compensation Components—Cash*

Incentive Compensation." Mr. Eaton's opportunity at each achievement level was converted from British pounds to U.S. dollars using the exchange rate in effect on January 1, 2023.

(2) The amounts in this column represent shares of common stock subject to Performance Equity Awards granted pursuant to our 2012 Plan. Please see "*—Compensation Discussion and Analysis—Executive Compensation Program Components—Equity Compensation*."

(3) The amounts in this column represent shares of common stock subject to RSU awards granted pursuant to our 2012 Plan. Please see "*—Compensation Discussion and Analysis—Executive Compensation Program Components—Equity Compensation*."

(4) This amount represents the grant date fair value of the Financial Performance RSUs calculated in accordance with ASC 718 and assuming the probable outcome of the performance conditions. The grant date fair value of the Financial Performance RSUs is calculated based on the closing price of our common stock on the date of grant.

(5) This amount represents the grant date fair value of the TSR RSUs calculated in accordance with ASC 718 and assuming the probable outcome of the performance conditions. We used a Monte Carlo model to determine the grant date fair value of the TSR RSUs, which requires assumptions and judgments about the variables used in the calculation. We used the following assumptions for the Monte Carlo model:

Remaining Performance Period: 2.93 years

Expected Volatility: 58.83%

Compounded Risk-Free Interest Rate (2.93-year): 3.77%

Compounded Dividend Yield: 0%

(6) This amount represents the grant date fair value of the RSU award calculated in accordance with ASC 718 based on the closing price of our common stock on the date of grant.

Outstanding Equity Awards at Fiscal Year End

The following table shows certain information regarding outstanding equity awards at December 31, 2023 for the named executive officers.

Outstanding Equity Awards at December 31, 2023

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(2)
Jeremy Stoppelman									
	01/08/2015	32,600	—	53.83	01/08/2025	—	—	—	—
	03/09/2016	426,200	—	20.47	03/09/2026	—	—	—	—
	03/01/2017	347,650	—	34.66	03/01/2027	—	—	—	—
	03/01/2017	305,950	—	34.66	03/01/2027	—	—	—	—
	01/16/2018	288,000	—	43.58	01/16/2028	—	—	—	—
	02/07/2019	272,700	—	36.25	02/07/2029	—	—	—	—
	02/05/2021	—	—	—	—	29,855[3]	1,413,336	—	—
	02/22/2021	—	—	—	—	40,690[4]	1,926,265	—	—
	02/14/2022	—	—	—	—	60,164[3]	2,848,164	—	—
	02/14/2022	—	—	—	—	24,926[4]	1,179,997	—	—
	02/14/2022	—	—	—	—	—	—	120,328[5]	5,696,328
	01/25/2023	—	—	—	—	106,251[3]	5,029,922	—	—
	01/25/2023	—	—	—	—	—	—	141,668[6]	6,706,563
	01/25/2023	—	—	—	—	—	—	141,668[5]	6,706,563
David Schwarzbach									
	03/06/2020	67,406	4,494[7]	28.94	03/06/2030	—	—	—	—
	03/06/2020	—	—	—	—	2,879[8]	136,292	—	—
	02/05/2021	—	—	—	—	12,795[3]	605,715	—	—
	02/22/2021	—	—	—	—	17,440[4]	825,610	—	—
	02/14/2022	—	—	—	—	29,021[3]	1,373,854	—	—
	02/14/2022	—	—	—	—	12,024[4]	569,216	—	—
	02/14/2022	—	—	—	—	—	—	58,042[5]	2,747,708
	01/25/2023	—	—	—	—			—	—
	01/25/2023	—	—	—	—	—	—	68,334[6]	3,234,932
	01/25/2023	—	—	—	—	—	—	68,334[5]	3,234,932
Sam Eaton									
	06/30/2014	7,100	—	76.68	06/30/2024	—	—	—	—
	07/01/2015	2,950	—	42.44	07/01/2025	—	—	—	—
	02/05/2021	—	—	—	—	19,192[3]	908,549	—	—

71

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(2)
	02/22/2021	—	—	—	—	8,720[4]	412,805	—	—
	02/14/2022	—	—	—	—	25,786[3]	1,220,709	—	—
	02/14/2022	—	—	—	—	11,325[9]	536,126	—	—
	02/14/2022	—	—	—	—	10,682[4]	505,686	—	—
	02/14/2022	—	—	—	—	—	—	51,572[5]	2,441,418
	01/25/2023	—	—	—	—			—	—
	01/25/2023	—	—	—	—	—	—	68,334[6]	3,234,932
	01/25/2023	—	—	—	—	—	—	68,334[5]	3,234,932
Jed Nachman									
	01/08/2015	24,450	—	53.83	01/08/2025	—	—	—	—
	03/09/2016	53,300	—	20.47	03/09/2026	—	—	—	—
	03/01/2017	83,450	—	34.66	03/01/2027	—	—	—	—
	01/16/2018	117,850	—	43.58	01/16/2028	—	—	—	—
	02/07/2019	83,900	—	36.25	02/07/2029	—	—	—	—
	02/05/2021	—	—	—	—	14,928[3]	706,692	—	—
	02/22/2021	—	—	—	—	20,346[4]	963,180	—	—
	02/14/2022	—	—	—	—	30,082[3]	1,424,082	—	—
	02/14/2022	—	—	—	—	12,462[4]	589,951	—	—
	02/14/2022	—	—	—	—	—	—	60,164[5]	2,848,164
	01/25/2023	—	—	—	—	53,126[3]	2,514,985	—	—
	01/25/2023	—	—	—	—	—	—	70,834[6]	3,353,282
	01/25/2023	—	—	—	—	—	—	70,834[5]	3,353,282
Craig Saldanha									
	03/14/2022	—	—	—	—	64,711[10]	3,063,419	—	—
	01/25/2023	—	—	—	—	37,500[3]	1,775,250	—	—
	01/25/2023	—	—	—	—	—	—	50,000[6]	2,367,000
	01/25/2023	—	—	—	—	—	—	50,000[5]	2,367,000

(1) Represents the market value of the unvested shares subject to each RSU based on the closing price of our common stock on December 30, 2023, which was $47.34 per share.

(2) Represents the market value of the unvested shares subject to each Performance Equity Award based on a price of $47.34 per share.

(3) 1/16th of the shares subject to this RSU vest on a quarterly basis over four years following the grant date.

(4) 31.25% of the shares underlying this Performance Equity Award vested on March 15th of the calendar year following the grant date, with 6.25% of the shares vesting quarterly thereafter until fully vested.

(5) Represents the maximum payout (i.e., 200% of the target shares) under the applicable TSR RSUs. The shares subject to this Performance Equity Award vest in the first quarter of third calendar year following the grant date based on the percentile rank of our total stockholder return relative to that of the other companies in the Russell 2000 Index over the period beginning January 1 of the calendar year of the grant date and ending December 31 two calendar years later.

(6) Represents the maximum payout (i.e., 200% of the target shares) under the 2023 Financial Performance RSUs. 1/16th of the shares subject to this Performance Equity Award vest on a quarterly basis over four years following the grant date, subject to the achievement of net revenue and adjusted EBITDA performance goals for the year ended December 31, 2023. In March 2024, our Compensation Committee determined that 132.54% of the target shares subject to the 2023 Financial Performance RSUs would become Eligible Shares.

(7) 25% of the shares underlying this option vested on February 14, 2021, with the remainder vesting on a monthly basis over the following 36 months.

(8) 25% of the shares underlying this RSU vested on February 20, 2021, with the remainder vesting on a quarterly basis over the following three years.

(9) The shares underlying this RSU vest quarterly over four years, as follows: 50% vested over the first year following the grant date; 25% vests over the second year following the grant date; and 12.5% vests in each of the third and fourth years following the grant date.

(10) 25% of the shares underlying this RSU vested on February 20, 2023, with the remainder vesting on a quarterly basis over the following three years.

Option Exercises and Stock Vested

The following table shows certain information regarding option exercises and stock vested during the year ended December 31, 2023.

Option Exercises and Stock Vested in the Year Ended December 31, 2023

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting[2] ($)
Jeremy Stoppelman	665,000	5,379,350	214,246	7,732,198
David Schwarzbach	—	—	92,713	3,444,205
Sam Eaton	18,850	179,829	93,523	3,480,786
Jed Nachman	—	—	105,077	3,908,715
Craig Saldanha	—	—	62,831	2,220,911

(1) The value realized is calculated as the difference between the closing price of our common stock on the date of exercise and the applicable exercise price of such options, multiplied by the number of shares underlying the options that were exercised.

(2) The value realized equals the closing price of our common stock on each vesting date or, if the vesting date fell on a non-trading day, the closing price on the trading day immediately preceding the vesting date, multiplied by the number of shares that vested on that date.

Potential Payments Upon Termination or Change in Control

The following table sets forth quantitative estimates of the benefits that each of our named executive officers would be entitled to in connection with certain termination and change in control events pursuant to the terms of the Severance Plan. The table assumes that the qualifying termination or change in control event, as indicated, occurred on December 31, 2023.

Name	Lump Sum Cash Severance Payment		Continuation of Benefits[3] ($)	Value of Equity Acceleration [4] ($)	Total ($)
	Base Salary[1] ($)	Cash Incentive [2] ($)			
Jeremy Stoppelman					
Qualifying Termination[5]	500,000	331,353	9,021	—	840,374
Qualifying Termination Upon Change in Control[6]	500,000	250,000	9,021	28,153,855	28,912,877
David Schwarzbach					
Qualifying Termination[5]	500,000	331,353	27,816	—	859,168
Qualifying Termination Upon Change in Control[6]	500,000	250,000	27,816	13,619,705	14,397,521
Sam Eaton					
Qualifying Termination[5]	476,312	315,654	2,269	—	794,236
Qualifying Termination Upon Change in Control[6]	476,312	238,156	2,269	13,303,913	14,020,650
Jed Nachman					
Qualifying Termination[5]	500,000	331,353	27,177	—	858,529
Qualifying Termination Upon Change in Control[6]	500,000	250,000	27,177	14,076,975	14,854,152
Craig Saldanha					
Qualifying Termination[5]	475,000	314,785	27,816	—	817,601
Qualifying Termination Upon Change in Control[6]	475,000	237,500	27,816	8,389,169	9,129,485

(1) Represents one year of each named executive officer's base salary in effect as of December 31, 2023. The amounts indicated do not include the payment of any accrued salary or vacation that might be due upon termination of employment. With respect to Mr. Eaton, the amount reported represents his base salary of £374,165 converted based on the exchange rate in effect on December 31, 2023.

(2) Represents each named executive officer's actual 2023 cash incentive payment for a qualifying termination and each named executive officer's target 2023 cash incentive payment for a qualifying termination during a Change in Control Period.

(3) Represents 12 months of payments of premiums for continued health insurance coverage under COBRA or, with respect to Mr. Eaton, continued health coverage in the United Kingdom, assuming in each case that the executive officer timely elects to receive the benefits. Under the Severance Plan, we would continue to pay for such premiums for 12 months unless the executive officer earlier (a) becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment, or (b) loses eligibility for continuation of coverage under COBRA or our U.K. private health insurance, as applicable.

With respect to Mr. Eaton, the amount reported is £1,782 converted to U.S. dollars based on the exchange rate in effect on December 31, 2023.

(4) The value of unvested RSUs subject to accelerated vesting — including any shares subject to Performance Equity Awards that become Eligible Shares or Earned Shares as a result of the change in control — is calculated as the number of RSUs subject to accelerated vesting held by the applicable named executive officer multiplied by $47.34, the closing price of our common stock on December 29, 2023.

Under the terms of the 2023 Financial Performance RSUs, the target number of shares subject to such awards would become Eligible Shares. Based on a Change in Control Price of $47.34, the percentile rank of our TSR relative to that of the other companies in the Russell 2000 Index was 90.93% for the 2023 TSR RSUs and 82.91% for the 2022 TSR RSUs, resulting in 200% of the target shares becoming Earned Shares in each case.

The value of unvested options that are subject to accelerated vesting and have an exercise price of less than $47.34 is calculated as (a) the difference between $47.34 and the exercise price of the applicable option, multiplied by (b) the number of unvested options subject to accelerated vesting held by the applicable named executive officer.

(5) Represents benefits payable under the Severance Plan upon an involuntary termination without cause or, with respect to Mr. Stoppelman, a constructive termination (as such terms are defined in the Severance Plan).

(6) Represents benefits payable under the Severance Plan upon an involuntary termination without cause or a constructive termination that occurs during a Change in Control Period.

In addition to the benefits described and quantified above, the 2012 Plan provides for an extended period of time during which an optionholder may exercise options following the optionholder's termination of service, which time period we refer to as the post-termination exercise period. Generally, under the 2012 Plan, if an optionholder's service relationship with us ends, the optionholder may exercise any vested options for up to three months after the date that the service relationship ends. However, if the optionholder's service relationship with us ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options for up to 12 months in the event of disability or 18 months in the event of death, after the date the service relationship ends. Accordingly, each of the named executive officers would be entitled to an extended post-termination exercise period in the event of a termination due to death or disability.

CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Act and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of Jeremy Stoppelman, our Chief Executive Officer ("CEO"):

For the year ended December 31, 2023, the median of the total annual compensation of all employees of our Company (other than our CEO) was $107,000. The annual total compensation of our CEO for purposes of determining the CEO pay ratio was $11,179,479, as reported in the "Total" column of the Summary Compensation Table. Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees in 2023 was approximately 104 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments and estimates that we used were as follows:

- We selected December 31, 2023, which is the last day of our most recently completed fiscal year, as the date upon which we would identify the median employee.

- As of December 31, 2023, our employee population (other than the CEO) consisted of approximately 4,873 individuals, 4,021 of whom were located in the United States and 852 of whom were located outside of the United States, consisting of 441 employees in Canada, 92 in Germany, 307 in the United Kingdom, 10 in Ireland and two in Belgium. The pay ratio disclosure rules permit a company to exclude non-U.S. employees from the median employee calculation if non-U.S. employees in a particular jurisdiction account for five percent or less of the company's total number of employees. Applying this *de minimis* exemption, we excluded all 92 of our employees located in Germany, the 10 employees located in Ireland and the two employees located in Belgium from our median employee calculation. Following the application of this exemption, the total number of employees used in our median employee calculation was 4,769 (4,021 from the United States, 441 from Canada and 307 from the United Kingdom).

- We used total direct compensation for 2023 (i.e., total cash compensation + grant date fair value of equity awards granted in 2023 (with Performance Equity Awards valued based on target achievement)), as compiled from our payroll and stock administration records, as a consistently applied compensation measure to identify the "median employee" from our employees in the United States, Canada and the United Kingdom. We also annualized the compensation of all employees who joined Yelp mid-year during 2023. We converted amounts paid in Canadian dollars and British pounds into U.S. dollars using the exchange rate in effect on December 31, 2023.

- Once we identified our median employee, we then determined that employee's total compensation, including any perquisites, in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Pay versus Performance

The following table sets forth the compensation of our CEO, who is our principal executive officer ("PEO"), and the average compensation of our other NEOs ("non-PEO NEOs"), both as reported in the Summary Compensation Table ("SCT") and with certain adjustments to reflect the "compensation actually paid" to such individuals, as defined under SEC rules, for each of the periods presented below. The table also provides information on our TSR, the cumulative TSR of a peer group, net income (loss) and net revenue. For further information regarding how the Company aligns executive compensation with the Company's performance, see "*—Compensation Discussion and Analysis*" above.

2023 Pay versus Performance Table

| Year | SCT Total for PEO[1] ($) | Compensation Actually Paid to PEO[2] ($) | Average SCT Total for Non-PEO NEOs[3] ($) | Average Compensation Actually Paid to Non-PEO NEOs[2] ($) | Value of Initial Fixed $100 Investment Based on: | | Net Income (loss)[6] (in thousands) ($) | Net Revenue[7] (in thousands) ($) |
					TSR[4] ($)	Peer Group TSR[4][5] ($)		
2023	11,179,479	25,370,720	5,528,054	11,737,842	135.92	158.16	99,173	1,337,062
2022	10,846,268	4,646,548	5,716,196[8]	4,390,457[9]	78.50	119.91	36,347	1,193,506
2021	10,044,676	11,916,503	4,402,783[8]	5,120,825	104.05	153.85	39,671	1,031,839
2020	7,960,242	5,013,409	2,953,943	2,497,058[10]	93.80	123.29	(19,424)	872,933

(1) Jeremy Stoppelman served as our CEO in each of the reporting years. The dollar amounts reported are the amounts of total compensation reported for Mr. Stoppelman for each corresponding year in the "Total" column of the SCT.

(2) Reflects the amount of compensation actually paid to Mr. Stoppelman and our non-PEO NEOs in the applicable year, calculated as indicated in the tables below in accordance with SEC rules. These dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Stoppelman or our other NEOs during the applicable year. For information regarding the decisions made by our Compensation Committee with respect to Mr. Stoppelman's and our other NEOs' compensation for 2023, see "*—Compensation Discussion and Analysis*" above.

	PEO 2023 ($)	PEO 2022 ($)	PEO 2021 ($)	PEO 2020 ($)
Summary Compensation Table Total	11,179,479	10,846,268	10,044,676	7,960,242
Less: Stock award value reported in the Summary Compensation Table for the covered year[a]	10,318,005	10,109,480	9,516,849	7,921,304
Plus: Fair value as of the end of the covered year of all awards granted in covered year that are outstanding and unvested as of the end of the covered year	15,658,203	6,251,323	9,129,234	6,197,265
Plus: Change in fair value as of the end of the covered year of any awards granted in any prior years that are outstanding and unvested as of the end of the covered year	5,973,353	(2,618,405)	223,038	(562,437)
Plus: Fair value as of the vesting date of vested awards that are granted and vest in the covered year	1,294,189	971,944	1,140,425	202,990
Plus: Change in fair value as of the vesting date of any awards granted in any prior years for which all applicable vesting conditions were satisfied at the end of or during the covered year	1,583,500	(695,102)	895,979	(863,347)
Less: Fair value at the end of the prior year of awards granted in any prior year that fail to meet the applicable vesting conditions during the covered year	—	—	—	—
Plus: Dollar value of any dividends or other earnings paid on stock or option awards in the covered year prior to the vesting date that are not otherwise included in the total compensation for the covered year	—	—	—	—
Compensation Actually Paid[b]	25,370,720[c]	4,646,548	11,916,503	5,013,409

	Non-PEO NEOs 2023 ($)	Non-PEO NEOs 2022 ($)	Non-PEO NEOs 2021 ($)	Non-PEO NEOs 2020 ($)
Summary Compensation Table Total	5,528,054	5,716,196[8]	4,402,783[8]	2,953,943
Less: Stock award value reported in the Summary Compensation Table for the covered year[a]	4,688,629	4,868,693	3,922,236	2,517,915
Plus: Fair value as of the end of the covered year of all awards granted in covered year that are outstanding and unvested as of the end of the covered year	7,115,278	3,932,525	3,673,443	2,198,119
Plus: Change in fair value as of the end of the covered year of any awards granted in any prior years that are outstanding and unvested as of the end of the covered year	2,481,365	(685,884)	157,886	(99,706)
Plus: Fair value as of the vesting date of vested awards that are granted and vest in the covered year	607,211	525,793	526,147	164,687
Plus: Change in fair value as of the vesting date of any awards granted in any prior years for which all applicable vesting conditions were satisfied at the end of or during the covered year	694,562	(229,481)	282,803	(202,070)
Less: Fair value at the end of the prior year of awards granted in any prior year that fail to meet the applicable vesting conditions during the covered year	—	—	—	—
Plus: Dollar value of any dividends or other earnings paid on stock or option awards in the covered year prior to the vesting date that are not otherwise included in the total compensation for the covered year	—	—	—	—
Compensation Actually Paid[b]	11,737,842[c]	4,390,457[9]	5,120,825	2,497,058[10]

(a) The grant date fair value of equity awards represents the sum of the amounts reported in the "Stock Awards" and "Option Awards" columns in the SCT for each covered year.

(b) The fair values set forth in the tables above are calculated in accordance with ASC 718 as of the end of the respective years, other than fair values of awards that vested in the covered year, which are valued as of the applicable vesting date. The assumptions used for purposes of calculating fair values of the TSR RSUs and the Performance Equity Awards granted in 2019 as of the end of the respective years are as follows:

Award	Measurement Date	Remaining Performance Period	Expected Volatility	Compounded Risk-Free Interest Rate	Compounded Dividend Yield
2019 Performance Equity Awards	12/31/2019	3.10 years	45.32 %	1.61 %	— %
2019 Performance Equity Awards	12/31/2020	2.10 years	61.42 %	0.13 %	— %
2019 Performance Equity Awards	12/31/2021	1.10 years	41.87 %	0.42 %	— %
2019 Performance Equity Awards	12/31/2022	0.10 years	34.55 %	4.07 %	— %
2022 TSR RSUs	12/31/2022	2.00 years	44.01 %	4.31 %	— %
2022 TSR RSUs	12/31/2023	1.00 years	29.04 %	4.67 %	— %
2023 TSR RSUs	12/31/2023	2.00 years	39.10 %	4.13 %	— %

(c) Total does not sum due to rounding.

(3) The non-PEO NEOs included in this calculation for each year are:

2023 — David Schwarzbach, Sam Eaton, Jed Nachman and Craig Saldanha

2022 — David Schwarzbach, Sam Eaton, Jed Nachman and Craig Saldanha

2021 — David Schwarzbach, Sam Eaton, Jed Nachman and Vivek Patel

2020 — David Schwarzbach, James Miln, Jed Nachman, Vivek Patel and Laurence Wilson

(4) TSR is determined based on the value of an initial fixed investment of $100 on December 31, 2019. Cumulative TSR is calculated by dividing (a) the sum of (i) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period.

(5) The peer group TSR is based on the NYSE Arca Tech 100 Index, which is the industry index used in our Annual Report pursuant to Item 201(e) of Regulation S-K for the year ended December 31, 2023.

(6) Net income (loss) as reported in the Company's consolidated financial statements included in the Annual Report.

(7) Net revenue as reported in the Company's consolidated financial statements included in the Annual Report.

(8) The previously reported amount has been adjusted to reflect the revised amount of total compensation reported for Mr. Nachman for the corresponding year in the 2023 SCT. See footnotes 7 and 8, as applicable, to the 2023 SCT for additional information.

(9) The previously reported amount of $4,867,114 incorrectly reflected adjustments to the average SCT total compensation of our non-PEO NEOs that were calculated including Ms. Amara's compensation. Ms. Amara was not a named executive officer in 2022.

(10) The previously reported amount of $2,803,042 incorrectly reflected adjustments to the average SCT total compensation of our non-PEO NEOs that were calculated including Mr. Eaton's compensation. Mr. Eaton was not a named executive officer in 2020.

Performance Measures

As required, the table below sets forth the most important measures that we use to link compensation actually paid to our NEOs for 2023 to Company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see "*—Compensation Discussion and Analysis*."

2023 Most Important Measures (Unranked)
Net Revenue
Adjusted EBITDA
Three-year relative TSR

Relationship Between Compensation Actually Paid and Financial Performance Measures

The following graphs further illustrate the relationship between the pay and performance figures included in the Pay versus Performance Table above. In addition, the first graph below illustrates the relationship between Company TSR and that of the NYSE Arca Tech 100 Index.


Compensation Actually Paid vs. TSR
Compensation Actually Paid (in thousands)
$15,000
$10,000
$5,000
$0
Value of Initial $100 Investment (TSR)
$160
$140
$120
$100
$80
$60
2019
2020
2021
2022
2023
Compensation Actually Paid to PEO
Average Compensation Actually Paid to Non-PEO NEOs
Yelp Inc.
NYSE Arca Tech 100 Index





The information provided under the "Pay versus Performance" heading is not deemed to be incorporated by reference into any filing of Yelp under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our capital stock as of March 1, 2024 by:

- each of our directors;

- each of our named executive officers;

- all of our executive officers and directors as a group; and

- all those known by us to be beneficial owners of more than five percent of our common stock.

Beneficial ownership is determined according to the rules of the SEC and generally means that the person has beneficial ownership if he, she or it possesses sole or shared voting power of a security, including options that are currently exercisable or exercisable within 60 days of March 1, 2024. Applicable percentages are based on 69,009,355 shares of common stock outstanding on March 1, 2024. Shares subject to options exercisable or RSUs (including Performance Equity Awards) expected to vest as of or within 60 days of March 1, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

This table is based upon information supplied by our officers and directors, as well as our review of Schedule 13Gs filed with the SEC. Except as indicated by footnote, and subject to applicable community property laws, we believe that each person identified in the table possesses sole voting and investment power with respect to all capital stock shown to be held by that person. The address of each executive officer and director, unless otherwise indicated by footnote, is c/o Yelp Inc., 350 Mission Street, 10th Floor, San Francisco, California 94105.

Beneficial Owner	Number of Shares of Common Stock	Percent of Total
Principal Stockholders		
BlackRock, Inc.[1]	12,398,023	18.0%
The Vanguard Group, Inc.[2]	9,203,382	13.3%
Jeremy Stoppelman[3]	4,120,824	5.8%
Named Executive Officers and Directors		
Jeremy Stoppelman[3]	4,120,824	5.8%
David Schwarzbach[4]	167,166	*
Sam Eaton[5]	43,952	*
Jed Nachman[6]	503,229	*
Craig Saldanha[7]	61,992	*
Diane Irvine[8]	101,988	*
Fred D. Anderson, Jr.[9]	50,441	*
Christine Barone[10]	44,734	*
Robert Gibbs[11]	64,401	*
Dan Jedda	—	*

Beneficial Owner	Number of Shares of Common Stock	Percent of Total
Sharon Rothstein[12]	46,074	*
Chris Terrill[13]	11,614	*
Tony Wells[14]	28,420	*
All current executive officers and directors as a group (14 persons)[15]	5,263,353	7.4%

* Less than one percent.

(1) Based on information contained in a Schedule 13G/A filed with the SEC on January 19, 2024, BlackRock, Inc. ("BlackRock"), a global investment management firm, has sole voting power over 11,858,980 shares and sole dispositive power over 12,398,023 shares. The Schedule 13G/A filed by BlackRock provides information only as of December 31, 2023 and, consequently, the beneficial ownership of BlackRock may have changed between December 31, 2023 and March 1, 2024. The address of BlackRock is 50 Hudson Yards, New York, New York 10001.

(2) Based on information contained in a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group, Inc. ("Vanguard"), an independent advisor, has shared voting power over 123,004 shares, sole dispositive power over 9,009,642 shares and shared dispositive power over 193,740 shares. The Schedule 13G/A filed by Vanguard provides information only as of December 29, 2023 and, consequently, the beneficial ownership of Vanguard may have changed between December 29, 2023 and March 1, 2024. The address of Vanguard is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(3) Consists of (a) 2,068,310 shares held by the Jeremy Stoppelman Revocable Trust, over which Mr. Stoppelman retains sole voting and dispositive power, (b) 350,075 shares held by Mr. Stoppelman, (c) 29,339 shares underlying Performance Equity Awards expected to vest within 60 days of March 1, 2024 and (d) 1,673,100 shares issuable upon exercise of options exercisable within 60 days of March 1, 2024.

(4) Consists of (a) 81,111 shares held by Mr. Schwarzbach, (b) 14,155 shares underlying Performance Equity Awards expected to vest within 60 days of March 1, 2024 and (c) 71,900 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

(5) Consists of (a) 19,747 shares held by Mr. Eaton, (b) 14,155 shares underlying Performance Equity Awards expected to vest within 60 days of March 1, 2024 and (c) 10,050 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

(6) Consists of (a) 125,610 shares held by Mr. Nachman, (b) 14,669 shares underlying Performance Equity Awards expected to vest within 60 days of March 1, 2024 and (c) 362,950 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

(7) Consists of (a) 51,637 shares held by Mr. Saldanha and (b) 10,355 shares underlying Performance Equity Awards expected to vest within 60 days of March 1, 2024.

(8) Consists of (a) 64,905 shares held by Ms. Irvine and (b) 37,083 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

(9) Consists of (a) 23,358 shares held by Mr. Anderson and (b) 27,083 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

(10) Consists of (a) 23,051 shares held by Ms. Barone and (b) 21,683 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

(11) Consists of (a) 27,318 shares held by Mr. Gibbs and (b) 37,083 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024. Mr. Gibbs transferred an economic interest in 20,730 of such exercisable options pursuant to a domestic relations order and disclaims beneficial ownership of the underlying shares.

(12) Consists of (a) 19,041 shares held by Ms. Rothstein and (b) 27,033 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

(13) Consists of (a) 6,962 shares held by Mr. Terrill and (b) 4,652 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

(14) Consists of (a) 11,231 shares held by Mr. Wells and (b) 17,189 shares issuable upon exercise of options exercisable within 60 days of March 1, 2024.

(15) Includes (a) 91,647 shares underlying Performance Equity Awards expected to vest within 60 days of March 1, 2024 and (b) 2,289,806 shares issuable upon exercise of options exercisable within 60 days after March 1, 2024.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the year ended December 31, 2023, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% stockholders were complied with, except for: one report covering one transaction for each of Messrs. Stoppelman, Schwarzbach, Eaton and Nachman filed on March 10, 2023; one report covering one transaction for Mr. Gibbs filed on March 17, 2023; one report covering one transaction for Mr. Stoppelman filed on September 13, 2023; and one report covering three transactions for Mr. Stoppelman filed on November 8, 2023, due to administrative errors.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to our equity compensation plans under which awards remained outstanding or available for future grant as of December 31, 2023. Information is included for our 2012 Plan and our 2012 Employee Stock Purchase Plan, as amended (the "ESPP"), each of which was adopted with the approval of our stockholders, and our 2023 Inducement Award Plan (the "2023 Plan"), for which stockholder approval was not required under the NYSE listing standards.

Plan Category	Shares of Common Stock to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted-Average Exercise Price of Outstanding Options and Rights[1] (b) ($)	Shares of Common Stock Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders	12,284,933[2]	34.94	12,386,494[3]
Equity compensation plans not approved by stockholders	190,863[4]	—	1,208,549[5]
Total	12,475,796	34.94	13,595,043

(1) The weighted-average exercise price excludes RSU awards and Performance Equity Awards, which have no exercise price.

(2) Consists of (a) options to purchase 2,542,988 shares of common stock under our 2012 Plan; (b) 9,003,792 shares of common stock subject to outstanding RSU awards under our 2012 Plan; and (c) 738,153 shares of common stock subject to outstanding Performance Equity Awards under our 2012 Plan (including the 2023 Performance Equity Awards assuming the target achievement level).

Excludes purchase rights currently accruing under our ESPP. Each offering under our ESPP consists of one six-month purchase period and eligible employees may purchase shares of our common stock at a price equal to 85% of the fair market value of our common stock at the end of each offering period.

(3) Consists of (a) 10,304,487 shares of common stock reserved for issuance under our 2012 Plan and (b) 2,082,007 shares of common stock reserved for issuance under our ESPP.

(4) Consists of shares of common stock subject to outstanding RSU awards under our 2023 Plan. In February 2023, the Compensation Committee adopted the 2023 Plan, pursuant to which we initially reserved 1,400,000 shares of our common stock for issuance to individuals who were not previously employees of Yelp, or who are returning to employment with Yelp following a bona fide period of non-employment, as an inducement material to such persons entering into employment with Yelp, in accordance with Rule 303A.08 of the NYSE listing standards.

(5) Consists of shares reserved for issuance under our 2023 Plan.

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration, and approval or ratification of "related-person transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company and any "related person" are participants involving an amount that exceeds $100,000. Transactions involving compensation for services provided to the Company as an employee, director or consultant are not covered by this policy. A related person is any executive officer, director or more than five percent stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where the Audit Committee would be inappropriate, to another independent committee of the Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Company of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders.

In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to the Company, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources of comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties, or to or from employees generally. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Audit Committee consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

Certain Related-Person Transactions

Below we describe transactions and series of similar transactions since January 1, 2023 to which we were or will be a party, in which:

- the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers or holders of more than five percent of our common stock, or any immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

The Yelp Foundation

In 2011, our Board approved the establishment of the Yelp Foundation, a non-profit organization designed to support consumers and businesses in the communities in which we operate. Messrs. Stoppelman and Nachman are officers and directors of the Yelp Foundation. As described under "*Executive Compensation—Compensation Discussion and Analysis—Other Compensation Policies*," the Yelp Foundation made matching charitable donations to charitable organizations on behalf of Messrs. Saldanha and Schwarzbach in 2023.

Indemnification

Our Amended and Restated Certificate of Incorporation, as amended (the "Restated Certificate"), and Bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law. In addition to the indemnification required in our Restated Certificate and Bylaws, we have entered into indemnification agreements with each of our current directors, officers and certain employees. These agreements provide for the indemnification of such persons for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity. We have obtained director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us.

PROCEDURAL MATTERS

General

The Board is soliciting your vote with this Proxy Statement and proxy card for use at the Annual Meeting, to be held on Thursday, June 13, 2024 at 9:00 a.m. Pacific time and for any adjournment or postponement of the Annual Meeting. The Annual Meeting will be held entirely online via audio webcast. You may attend, vote and ask questions at the Annual Meeting by following the instructions provided on the Notice to log in to www.virtualshareholdermeeting.com/YELP2024.

Our Annual Report, including our financial statements for the year ended December 31, 2023, is also enclosed or available online at the same website as this Proxy Statement. These proxy materials are first being made available to stockholders on or about April 25, 2024.

The Notice you are receiving identifies the items to be voted on at the Annual Meeting and provides instructions on how to vote by telephone or online, by requesting and returning a printed proxy card, or by submitting a ballot online during the Annual Meeting. Please note that you cannot vote by marking the Notice and returning it.

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of your Notices to ensure that all of your shares are voted.

We may send you a proxy card, along with a second Notice, on or after May 6, 2024. In addition, you may request a printed copy of our proxy materials by following the instructions found in the Notice.

Stockholders Entitled to Vote; Record Date

Only stockholders of record at the close of business on the Record Date — April 15, 2024 — will be entitled to vote at the Annual Meeting. On the Record Date, there were 67,840,595 shares of our common stock outstanding and entitled to vote.

Stockholders of Record: Shares Registered in Your Name

If on the Record Date your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote online at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to vote your shares electronically online or by telephone, or by completing and returning a printed proxy card that you may request or that we may elect to deliver at a later time, to ensure your vote is counted.

Beneficial Owners: Shares Registered in the Name of a Broker or Bank

If on the Record Date your shares were held not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are a beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting.

As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account; to do so, simply follow the voting instructions provided by that organization. You are also invited to attend the Annual Meeting and may vote your shares online at the meeting by following the instructions indicated below. However, because you are not the stockholder of record, you may not be able to

vote your shares online at the Annual Meeting unless you request and obtain a valid proxy from your broker or other agent. Please contact your broker, bank or other nominee for information about specific requirements if you would like to vote your shares during the Annual Meeting.

Voting; Revocability of Proxies

Vote at the Annual Meeting

If you are a stockholder of record, you may vote your shares at the Annual Meeting by following the instructions provided on the Notice to log in to www.virtualshareholdermeeting.com/YELP2024. You will be asked to provide the control number from your Notice.

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you may need to obtain a valid proxy from your broker, bank or other agent to vote online during the Annual Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form. Please contact your broker, bank or other nominee for information about specific requirements if you would like to vote your shares during the Annual Meeting.

The webcast of the Annual Meeting will begin promptly at 9:00 a.m. Pacific time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:45 a.m. Pacific time, and you should allow reasonable time for the check-in procedures. If you have technical difficulties during check-in or during the Annual Meeting, please call the technical support number that will be posted on www.virtualshareholdermeeting.com/YELP2024 for assistance.

Voting by Proxy

Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend and vote at the Annual Meeting even if you have already voted by proxy. All shares entitled to vote and represented by properly executed proxies received, and not revoked, by the deadlines set forth below will be voted in accordance with the instructions indicated on those proxies.

Stockholders of Record. If you are a stockholder of record, you may vote by proxy over the telephone, vote by proxy online, or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time:

**Internet**	**Phone**	**Mail**
To vote online, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from your Notice.	To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the Notice.	To vote using the printed proxy card that may be delivered to you, simply complete, sign and date the proxy card and return it promptly in the envelope provided.
Your vote must be received by 11:59 p.m. Eastern time on June 12, 2024 to be counted.	Your vote must be received by 11:59 p.m. Eastern time on June 12, 2024 to be counted.	Your signed proxy card must be received prior to the Annual Meeting to be counted.

Beneficial Owners. If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a Notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in the Notice to ensure that your vote is counted.

Discretionary Voting

If you return a signed and dated proxy card or otherwise vote without providing specific voting instructions, your shares will be voted in accordance with the Board's recommendations, as applicable:

- **FOR** the election of each of the nine nominees for director;

- **FOR** the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024; and

- **FOR** the advisory approval of executive compensation.

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. However, if any other matters are properly brought before the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares on those matters in accordance with his best judgment.

Revocability of Proxies

You can revoke your proxy at any time before the final vote at the Annual Meeting.

Stockholders of Record. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may grant a subsequent proxy by telephone or online.

- You may submit another properly completed proxy card with a later date.

- You may send a timely written notice that you are revoking your proxy to our Corporate Secretary by emailing ir@yelp.com. Such notice will be considered timely if it is received at the indicated address by the close of business on the business day immediately preceding the date of the Annual Meeting.

- You may attend and vote online during the Annual Meeting. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or Internet proxy is the one that is counted.

Beneficial Owners. If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

Effect of Not Casting Your Vote

Stockholders of Record. If you are a stockholder of record and do not vote by telephone, online, by completing a proxy card that may be delivered to you or online during the Annual Meeting, your shares will not be voted.

Beneficial Owners. If you are a beneficial owner and do not instruct your broker, bank or other agent how to vote your shares, the question of whether your broker or agent will still be able to vote your shares depends on whether the NYSE deems the particular proposal to be a "routine" matter. Brokers and nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters.

Under the rules and interpretations of the NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation) and certain corporate governance proposals, even if management supported. Accordingly, your broker or agent may not vote your shares on Proposal Nos. 1 or 3 without your instructions, but may vote your shares on Proposal No. 2. The unvoted shares on non-routine matters are referred to as "broker non-votes."

Quorum; Abstentions; Broker Non-Votes

In order to conduct business at the Annual Meeting, a quorum must be present at the meeting or represented by proxy. A quorum will be present if stockholders holding at least a majority of the voting power of the shares of stock entitled to vote are present at the Annual Meeting in person, by remote communication or represented by proxy. On the Record Date, there were 67,840,595 shares of our common stock outstanding and entitled to vote. Thus, the holders of 33,920,298 shares of our common stock must be present in person, by remote communication or represented by proxy at the Annual Meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you attend the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of shares representing a majority of the voting power present at the Annual Meeting in person, by remote communication or represented by proxy may adjourn the Annual Meeting to another date.

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count votes "For" and "Against," abstentions and, if applicable, broker non-votes.

The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes:

Proposal Number	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Election of Directors	"For" votes from the holders of a majority of the votes cast with respect to each director's election[1]	No effect	None
2	Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2024	"For" votes from the holders of a majority of the voting power of the shares present in person, by remote communication or represented by proxy at the Annual Meeting and entitled to vote generally on the subject matter	Against	None[2]
3	Advisory approval of the compensation of our named executive officers	"For" votes from the holders of a majority of the voting power of the shares present in person, by remote communication or represented by proxy at the Annual Meeting and entitled to vote generally on the subject matter	Against	None

(1) The majority voting standard for uncontested elections is subject to a director resignation policy, as set forth in our Bylaws. For additional information, see "*Proposal No. 1 — Required Vote and Board Recommendation*."

(2) Broker non-votes will have no effect; however, Proposal No. 2 is considered a routine matter, and therefore no broker non-votes are expected to exist in connection with Proposal No. 2.

Expenses of Solicitation

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

Deadlines to Submit Stockholder Proposals and Director Nominations for 2025 Annual Meeting

To be considered for inclusion in next year's proxy materials, you must submit your proposal, in writing, by December 26, 2024 to our Corporate Secretary at 350 Mission Street, 10th Floor, San Francisco, California 94105, and you must comply with all applicable requirements of Rule 14a-8 promulgated under the Exchange Act.

Pursuant to our Bylaws, if you wish to bring a proposal before the stockholders or nominate a director at the 2025 Annual Meeting of Stockholders, but you are not requesting that your proposal or nomination be included in next year's proxy materials, including any nomination under Rule 14a-19 of the Exchange Act, you must notify our Corporate Secretary, in writing, not later than the close of business on March 15, 2025 nor earlier than February 13, 2025. However, if our 2025 Annual Meeting of Stockholders is not held between May 14, 2025 and July 13, 2025, to be timely, notice by the stockholder must be received no earlier than the close of business on the 120th day prior to the 2025 Annual Meeting of Stockholders and not later than the close of business on the later of the 90th day prior to the 2025 Annual Meeting of Stockholders or the 10th day following the day on which public announcement of the date of the 2025 Annual Meeting of Stockholders is first made. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

The chairperson of the 2025 Annual Meeting of Stockholders may determine, if the facts warrant, that a matter has not been properly brought before the meeting and, therefore, may not be considered at the meeting. In addition, the proxy solicited by the Board for the 2025 Annual Meeting of Stockholders will confer discretionary voting authority with respect to any proposal (i) presented by a stockholder at that meeting for which we have not been provided with timely notice and (ii) made in accordance with our Bylaws, if (x) the 2025 proxy statement briefly describes the matter and how management's proxy holders intend to vote on it, and (y) the stockholder does not comply with the requirements of Rule 14a-4(c)(2) promulgated under the Exchange Act.

In addition, our Bylaws contain "proxy access" provisions that permit a stockholder or group of stockholders to include director candidates that they intend to nominate in our annual meeting proxy statement and on our proxy card, provided that the stockholder ownership, notice and other requirements set forth in our Bylaws are satisfied. To be timely for our 2025 Annual Meeting of Stockholders, the required notice under the proxy access provisions of our Bylaws must be received by our Corporate Secretary not earlier than the close of business on November 26, 2024 and not later than the close of business on December 26, 2024. However, if our 2025 Annual Meeting of Stockholders is not held between May 14, 2025 and August 12, 2025, then notice under the proxy access provisions must be received no earlier than the close of business on the 150th day prior to the 2025 Annual Meeting of Stockholders and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made.

Delivery of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or set of other Annual Meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

We and a number of brokers with account holders who are Yelp stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from us (if you are a stockholder of record) or your broker (if you are a beneficial owner) that we or they, as applicable, will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, or if you currently receive multiple copies and would like to request householding of your communications, please notify the Company or your broker. Direct your written request to the Company to the attention of our Corporate Secretary, Yelp Inc., 350 Mission Street, 10th Floor, San Francisco, California 94105, or contact our Corporate Secretary at (415) 908-3801. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials or the full set of proxy materials, as applicable, to a stockholder at a shared address to which a single copy of the documents was delivered.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Aaron Schur
Corporate Secretary

April 25, 2024

A copy of the Company's Annual Report to the U.S. Securities and Exchange Commission on Form 10-K for the year ended December 31, 2023 is available without charge upon written request to: Corporate Secretary, Yelp Inc., 350 Mission Street, 10th Floor, San Francisco, California 94105, or by email to ir@yelp.com.

APPENDIX A

Reconciliation of Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with GAAP. However, we have also disclosed adjusted EBITDA and adjusted EBITDA margin, each of which is a non-GAAP financial measure. We have included adjusted EBITDA and adjusted EBITDA margin because they are key measures used by our management and Board to understand and evaluate our operating performance and trends, to prepare and approve our annual budget, and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our primary business operations. Accordingly, we believe that adjusted EBITDA and adjusted EBITDA margin provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. In particular, adjusted EBITDA should not be viewed as a substitute for, or superior to, net income (loss) prepared in accordance with GAAP as a measure of profitability or liquidity. Some of these limitations are:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- adjusted EBITDA does not reflect the impact of the recording or release of valuation allowances or tax payments that may represent a reduction in cash available to us;

- adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

- adjusted EBITDA does not take into account any income or costs that management determines are not indicative of ongoing operating performance, such as material litigation settlements, impairment charges and fees related to shareholder activism; and

- other companies, including those in our industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider adjusted EBITDA and adjusted EBITDA margin alongside other financial performance measures, net income (loss) and our other GAAP results.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted to exclude: provision for (benefit from) income taxes; other income, net; depreciation and amortization; stock-based compensation expense; and, in certain periods, certain other income and expense items, such as material litigation settlements, impairment charges and fees related to shareholder activism.

Adjusted EBITDA margin. Adjusted EBITDA margin is a non-GAAP financial measure that we calculate as Adjusted EBITDA divided by net revenue.

The following is a reconciliation of net income to adjusted EBITDA, as well as the calculation of net income margin and adjusted EBITDA margin, for each of the periods indicated (in thousands, except percentages):

	Year Ended December 31,	
	2023	**2022**
Reconciliation of Net Income to Adjusted EBITDA:		
Net income	$ 99,173	$ 36,347
Provision for income taxes	5,909	30,431
Other income, net	(26,039)	(8,425)
Depreciation and amortization	42,184	44,852
Stock-based compensation	173,451	156,090
Litigation settlement[1][2]	11,000	—
Asset impairment[1]	23,563	10,464
Fees related to shareholder activism[1]	1,252	—
Adjusted EBITDA	$ 330,493	$ 269,759
Net revenue	$ 1,337,062	$ 1,193,506
Net income margin	7 %	3 %
Adjusted EBITDA margin	25 %	23 %

(1) Recorded within general and administrative expenses on our consolidated statements of operations.

(2) Represents the loss contingency recorded in connection with our agreement to settle a class action lawsuit asserting claims under the California Invasion of Privacy Act. Note that this amount does not include any legal fee reimbursements that we expect to receive related to this matter; we do not adjust for legal fees and related reimbursements, which we consider to be part of our ongoing operations. See Note 13, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements in the Annual Report for additional information.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-35444

YELP INC.

(Exact name of Registrant as specified in its charter)

Delaware	**20-1854266**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

350 Mission Street, 10th Floor
San Francisco, California 94105

(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (415) 908-3801

———————————————

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.000001 per share	YELP	New York Stock Exchange LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was $1,616,163,111 as of June 30, 2023, the last day of the registrant's most recently completed second fiscal quarter, based upon the closing sale price of the registrant's common stock on the New York Stock Exchange LLC reported for June 30, 2023. An aggregate of 24,898,680 shares of the registrant's common stock held by officers, directors, affiliated stockholders and The Yelp Foundation as of June 30, 2023 were excluded. For purposes of determining whether a stockholder was an affiliate of the registrant at June 30, 2023, the registrant assumed that a stockholder was an affiliate of the registrant if such stockholder (i) beneficially owned 10% or more of the registrant's capital stock, as determined based on public filings, and/or (ii) was an executive officer or director, or was affiliated with an executive officer or director, of the registrant at June 30, 2023. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

As of February 20, 2024, there were 68,281,153 shares of the registrant's common stock, par value $0.000001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the U.S. Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference in Part III, Items 10-14 of this Annual Report on Form 10-K.

YELP INC.
2023 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Unless the context suggests otherwise, references in this Annual Report on Form 10-K (the "Annual Report") to "Yelp," the "Company," "we," "us" and "our" refer to Yelp Inc. and, where appropriate, its subsidiaries.

Unless the context otherwise indicates, where we refer in this Annual Report to our "mobile application" or "mobile app," we refer to all of our consumer applications for mobile-enabled devices; references to our "mobile platform" refer to both our mobile app and the versions of our consumer-facing website that are optimized for mobile-based browsers. Similarly, references to our "website" refer to versions of our consumer-facing website dedicated to both desktop- and mobile-based browsers, as well as the U.S. and international versions of our consumer-facing website. These terms do not refer to the Yelp for Business mobile application, web-based versions of our business owner account or other business owner products unless stated.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve risks, uncertainties and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are often identified by the use of words such as, but not limited to, "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "project," "seek," "should," "target," "will," "would" and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "*Risk Factors*" included under Part I, Item 1A below. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

NOTE REGARDING METRICS

We review a number of performance metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. Please see the section titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics*" for information on how we define our key metrics. Unless otherwise stated, these metrics do not include metrics from subscription products or our business owner products.

While our metrics are based on what we believe to be reasonable calculations, there are inherent challenges in measuring usage across our large user base. Certain of our performance metrics, including the number of unique devices accessing our mobile app, ad clicks, average cost-per-click ("CPC") and active claimed local business locations, are tracked with internal company tools, which are not independently verified by any third party and have a number of limitations. For example, our metrics may be affected by mobile applications that automatically contact our servers for regular updates with no discernible user action involved; this activity can cause our system to count the device associated with the app as an app unique device in a given period. Although we take steps to exclude such activity and, as a result, do not believe it has had a material impact on our reported metrics, our efforts may not successfully account for all such activity.

Our metrics that are calculated based on data from Google Analytics, a digital marketing intelligence product from Google LLC ("Google") — the number of desktop and mobile website unique visitors — are subject to similar limitations. Google Analytics periodically encounters difficulties in providing accurate data for such metrics as a result of a variety of factors, including human and software errors. In addition, because these traffic metrics are tracked based on unique identifiers, an individual who accesses our website from multiple devices with different identifiers may be counted as multiple unique visitors, and multiple individuals who access our website from a shared device with a single identifier may be counted as a single unique visitor. As a result, the calculations of our unique visitors may not accurately reflect the number of people actually visiting our website.

Our measures of traffic and other key metrics may also differ from estimates published by third parties (other than those whose data we use to calculate such metrics) or from similar metrics of our competitors. We are continually seeking to improve our ability to measure these key metrics, and regularly review our processes to assess potential improvements to their accuracy. From time to time, we may discover inaccuracies in our metrics or make adjustments to improve their accuracy, including adjustments that may result in the recalculation of our historical metrics. We believe that any such inaccuracies or adjustments are immaterial unless otherwise stated. Similarly, Google Analytics also makes periodic changes and updates to their tools and methodologies. Google has announced that it will no longer offer the Universal Analytics version of its Google Analytics product, which we currently use, as of July 1, 2024. We plan to begin reporting our web traffic metrics based on internal

measurement tools for the year ending December 31, 2024. These changes to our web traffic metrics will result in inconsistency between new data and previously reported data.


RISK FACTOR SUMMARY


Our business operations are subject to numerous risks and uncertainties, including the risks described in the section titled "*Risk Factors*" included under Part I, Item 1A of this Annual Report, that could cause our business, financial condition or operating results to be harmed, including risks regarding the following:

Business and Industry

- adverse macroeconomic conditions and their impact on consumer behavior and advertiser spending;

- our ability to maintain and expand our advertiser base;

- our ability to execute on our strategic initiatives and the effectiveness thereof;

- our ability to maintain and increase traffic to and user engagement on our platform;

- our reliance on Internet search engines and application marketplaces;

- our ability to hire, retain, motivate and effectively manage well-qualified employees in a remote work environment;

- competition in our industry;

- our reliance on third-party service providers and strategic partners;

- our ability to generate, maintain and recommend sufficient content that consumers find relevant, helpful and reliable;

- our ability to maintain, protect and enhance our brand;

Technology and Intellectual Property

- our ability to maintain the uninterrupted and proper operation of our technology and network infrastructure;

- actual or perceived security breaches as well as errors, vulnerabilities or defects in our software or in products of third-party providers;

- our ability to protect our intellectual property rights;

- our use of open source software and artificial intelligence ("AI");

Financial and Tax Matters

- fluctuations in our operating results;

- the accuracy and reliability of our key metrics;

- our significant operating losses and potential inability to maintain profitability;

- our credit obligations;

- our tax liabilities;

Regulatory Compliance and Legal Matters

- current and future disputes and assertions by others that we violate their rights;

- complex and evolving U.S. and foreign laws and regulations;

Factors Related to Ownership of Our Common Stock

- the volatility of the trading price of our common stock; and

- provisions of Delaware law and our charter documents that could impair a takeover attempt if deemed undesirable by our Board of Directors (the "Board").

<center>**PART I**</center>

Item 1. Business.

Company Overview

Since Yelp's founding nearly 20 years ago, our mission has remained the same — to connect consumers with great local businesses. Over that time, we have built one of the best-known Internet brands in the United States. Consumers trust us for the more than 260 million ratings and reviews available on our platform of businesses across a broad range of categories. This consumer trust is the foundation of our business, from which we are able to empower other businesses to succeed. Our advertising products help businesses of all sizes reach a large audience, advertise their products and drive conversion of their services.

Our performance in 2023 — which included record annual revenue and profitable growth — demonstrates that our product-led strategy can drive durable growth. For a discussion of our results for the year ended December 31, 2023, see the section titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" included under Part II, Item 7 of this Annual Report.

Our Long-term Growth Opportunity is Large

We believe our ability to provide value to both consumers and businesses positions us well in the large and growing local, digital advertising market in the United States. The competitive advantages we have established over nearly two decades, together with the product-led business model and improved cost structure we have implemented in recent years, provide us with the opportunity for consistent, long-term growth in this market. We have:

- *A proven engine to generate and recommend trusted content*. Our platform provides the type of reliable and useful review content that helps consumers make informed spending decisions and confidently transact with local businesses. This forms the basis for a positive feedback loop in which more content attracts users, who contribute more content, which in turn attracts more businesses to become advertisers. The breadth and depth of our high-quality content is the result of our significant investments over nearly two decades in both developing communities of users as well as providing a great consumer experience that enables and encourages consumers to share their everyday business experiences through reviews, photos, videos and other content. We have also developed industry-leading content moderation practices to maintain the quality and integrity of our content. For example, our recommendation software and other machine learning algorithms are designed to surface the most useful and trustworthy information on our platform for consumers. This technology, together with content moderation by our User Operations team and other consumer protection efforts, helps us detect and mitigate attempts to manipulate ratings and reviews. As of December 31, 2023, approximately 74% of the reviews submitted to our platform were recommended.

- *A strong brand and a large consumer audience*. Our trusted content has attracted a large, high-intent consumer audience. This large audience reflects the strength of our brand as a leading resource for consumers to search for and discover great local businesses across categories as well as our availability across a wide range of platforms and devices. It also provides a compelling value proposition to advertisers. In addition to its size, our audience has high purchase intent and is generally affluent — we estimate that over 55% of our audience has annual household income of more than $100,000.

- *A broad-based local advertising platform and sophisticated advertising technology*. Our large consumer audience supports a broad-based advertising model with products designed to meet the needs of businesses of all sizes. Our portfolio of products and attribution capabilities leverage first-party data to provide advertising solutions across categories and each stage of the consumer funnel, both on and off platform. These products are backed by a scaled and extensible advertising technology platform. To establish the price of an individual ad click on our platform, we run an auction for each advertising unit displayed to a consumer on our website or mobile app, which resulted in an average of 19 million auctions per day in 2023. The bidding algorithms used in our auction system are designed to prioritize spending advertiser budgets efficiently and maximize ad clicks to optimize the value we deliver to advertisers, while our proprietary ad delivery technology is designed to determine the most relevant ads to display to consumers to drive fulfillment.

<center>1</center>

Our Growth and Margin Strategy

We believe that the investments we made in our strategic initiatives have led our business to new highs in recent years, and see further opportunities to build upon this success and deliver even greater value to both consumers and advertisers over the long term. As a result, in 2024 we plan to invest in the areas set forth below, each of which we believe represents its own long-term opportunity and which together we believe will drive long-term sustainable and profitable growth.

Revenue Growth

- *Provide the most trusted local search and discovery platform.* Our trusted content forms the basis for our business and has made Yelp a leading resource for consumers to confidently search for and discover great local businesses across categories. In 2024, we plan to invest in a portfolio of product and marketing initiatives that we believe will make Yelp even more engaging and useful to consumers, including by making visual updates, streamlining content navigation and enhancing new user experiences. As we explore search engine marketing ("SEM") as a cost-effective way to connect consumers searching for Services off the Yelp platform with our high-quality service professionals, we believe our efforts to provide a great user experience will help us convert many of these consumers into ongoing users.

- *Deliver the best Home Services experience for consumers and service professionals*. We aim to make Yelp the first-choice destination for consumers and service professionals to connect by enhancing the consumer experience while also driving more quality leads to advertisers. For example, we plan to further reduce friction in the hiring journey by continuing to improve Request-a-Quote, including by using advanced technologies to create more personalized request flows. We will also look to leverage reviews, Yelp Guaranteed and other trust signals to promote high-value connections between consumers and service professionals, both on Yelp and through SEM.

- *Optimize advertiser value through our advanced technology.* Our sophisticated ad system optimizes for value by matching consumers with the right advertisers at the right time, allowing us to deliver more value to our advertisers in the form of more and higher performing ad clicks. We believe that we can increase retention and platform monetization by further developing this proprietary ad technology. In 2024, we intend to deliver new ad formats as well as further leverage neural networks to drive greater efficiency of ads on Yelp. For example, we plan to expand the ways we use this technology to help advertisers predict the best performing creative ad content and make other performance optimizations to better match advertisers with our high-intent audience. We are also working to better capture additional data signals to improve our real-time bidding and click prediction systems.

- *Drive profitable growth through our most efficient channels*. In recent years, we have focused on driving sales through our most efficient sales channels, Self-serve and national, mid-market and franchise ("Multi-location"). We plan to continue to explore ways to drive small to medium-sized businesses ("SMBs") through our fully digital Self-serve channel in 2024, including by investing in technology to help make the onboarding process and customer support for these advertisers faster and more efficient, as well as further improving the business owner platform by using AI to provide insights aimed at improving campaign performance. To capture more spend from multi-location advertisers, we will continue to grow our suite of full-funnel ad products tailored to these advertisers and enhance our attributing and reporting capabilities. We are also exploring opportunities to drive performance on and off Yelp for non-location based brand advertisers through Yelp Audiences.

Delivering Profitable Growth

We believe our strategic investments in product development, together with our distributed workforce, have positioned us well to drive profitable growth and leverage over the long term:

- Retention improvements benefit our margins. Accordingly, we believe our initiatives designed to deliver more value to advertisers through more and higher-quality ad clicks, as well as through product-driven customer support improvements, will also drive margin expansion over the long term.

- Our Self-serve and Multi-location channels are more margin-accretive than Local sales; as a result, we expect that our plans to drive sales through these sales channels will also help improve our margins over time as revenue from these channels makes up an increasing percentage of our total advertising revenue.

- In addition to providing our employees with increased flexibility and reducing our reliance on the San Francisco Bay Area, operating on a distributed basis has allowed us to reduce our real estate footprint, which we expect to continue to benefit margin going forward. In addition to focusing our product development hiring efforts outside of the Bay Area,

we have taken significant action throughout our organization to adjust our compensation mix to emphasize cash over stock. As a result, we expect our stock-based compensation expense as a percentage of revenue to decrease over time and reach less than 8% of revenue by the end of 2025.

Our Products and Services

Advertising

We offer a range of free and paid advertising products to businesses of all sizes, including the products listed below, which provide the ability to deliver targeted advertising to our large and high-intent audience. As in past years, advertising accounted for the vast majority of our revenue during the year ended December 31, 2023, contributing 95% of our revenue, which was fairly consistent with the years ended December 31, 2021 and 2022. We recognize revenue from our business listing and advertising products, including advertising sold by partners, as advertising revenue.

Advertising Products

CPC Advertising ("Yelp Ads")	We allow businesses to promote themselves in sponsored search results on our platform, on the Yelp pages of businesses in the same or related categories, and other key places on our platform. Yelp Ads can also be delivered through syndication on the Yelp Ads Network, a large collection of third-party sites. We primarily sell performance-based ads, which our advertising platform matches to individual consumers through our automated auction system priced on a CPC basis. We generate a majority of our advertising revenue from the sale of CPC advertising. We also provide Services businesses with the ability to provide competing quotes for consumers using our Request-a-Quote feature and with a way for consumers to easily request a phone call from them through our Request-a-Call feature.
Multi-location Ad Products	We offer a range of ad products designed for multi-location advertisers, including: Showcase Ads, which showcase and feature limited-time offers, new products or promotions in relevant search results; Spotlight Ads, which highlight special offers and promotions related to seasonal or other special events in a carousel directly on the Yelp app home screen; and Yelp Audiences, which extends campaign reach to our high-intent audience off platform. We also offer a first-party attribution solution, Yelp Store Visits, which provides insights on how Yelp Ads drive physical store foot traffic.

Business Page Products

Free Business Account	Businesses have the ability to create a free business account and claim a Yelp page for each of their business locations. Once a business has claimed its page, it can update its listing information and has the option to purchase certain page upgrade features.
Upgrade Package	Our most popular product after Yelp Ads is our Upgrade Package, which includes access to features such as the removal of competitor ads from the business's Yelp page, Business Highlights, Portfolio, Yelp Connect and Logo, each as described below, among other features.
Branded Profile	Our Branded Profile is a multi-location product that provides businesses with access to premium features in connection with their Yelp business pages, such as the ability to update listing information and select photos to highlight on the page through a slideshow feature.
Enhanced Profile	In addition to providing multi-location businesses with the same premium features and support options as our Branded Profile product, our Enhanced Profile product prevents ads from other businesses from appearing on the Yelp business pages of our Enhanced Profile customers.
Verified License	Verified License is a badge that appears on Yelp business pages as a paid upgrade for certain eligible licensed businesses, primarily in our home and local services subcategories. The badge indicates that we have verified the business's trade license and confirmed it was in good standing as of a certain date, allowing businesses to distinguish themselves as licensed and helping consumers make confident decisions when selecting businesses for their projects.
Business Highlights	Businesses in eligible categories can pay to highlight up to six attributes that make their business unique, such as "Family Owned" or "Pet Friendly."

Portfolio	Portfolio allows businesses to showcase their work or services to prospective customers through a collection of projects.
Yelp Connect	Yelp Connect provides advertisers with a channel to market new offerings, such as new menu items and specials, or communicate business updates to customers. Yelp Connect posts appear in various locations on our platform, including business pages and the home feed on our mobile apps.
Logo	Logo provides businesses with the ability to display their logos in high-visibility locations, including prominently at the top of Yelp business pages and in search results.
Nearby Jobs	Nearby Jobs provides businesses with the ability to see a dynamic feed of job quote requests in their area of business.
Yelp Guaranteed	Yelp Guaranteed is a satisfaction guarantee program that provides limited coverage to consumers who hire a Yelp Guaranteed business through Request-a-Quote in the event something goes wrong with their projects. It is currently available for eligible businesses in select Services categories that have Request-a-Quote enabled and are using Yelp Ads.

Transactions

In addition to our advertising products, we also offer features and consumer-interactive tools to facilitate transactions between consumers and the local businesses they find on Yelp. These features are primarily available through partner integrations, the largest of which — by both transaction volume and revenue — is our partnership with Grubhub, which allows consumers to place food orders for pickup and delivery through Yelp. We recognized revenue from these sources on a net basis as transactions revenue through December 31, 2023. In the three months ending March 31, 2024, we will begin recognizing revenue from these sources on a net basis within other revenue to reflect that neither transactions revenue nor the underlying business is a material part of our current business model.

Other

We generate other revenue through subscription services, licensing payments for access to Yelp data, other non-advertising arrangements and other non-advertising, non-transaction arrangements. Beginning in the three months ending March 31, 2024, other revenue will also include transactions revenue.

Yelp Guest Manager	Yelp Guest Manager is a subscription-based suite of front-of-house management tools for restaurants, nightlife and certain other venues. These tools include online reservations, a waitlist management solution that allows consumers to check wait times and join waitlists remotely as well as through hostless kiosks, and seating and server rotation management tools.
Yelp Knowledge	Through partnerships with companies such as Sprinklr and Chatmeter, our Yelp Knowledge program offers business owners local analytics and insights through access to our historical data and other proprietary content. Our Yelp Knowledge partners pay us license fees for access to Yelp Knowledge content.
Yelp Fusion	Our Yelp Fusion program enables developers to build products that include our high-quality content and data. We partner with industry leaders like Apple, which makes our content available through Apple Maps and its virtual assistant Siri, as well as several auto manufacturers, including Audi AG and BMW, to make our content available in their in-dash experiences. We offer free access to certain basic information through our publicly available APIs as well as paid access to broader sets of content and data for consumer-facing enterprise use. We typically enter into multi-year license agreements with paying Yelp Fusion customers, with rates determined based on the type and volume of usage.
Other Partnerships	Other non-advertising partner arrangements include content licensing and allowing third-party data providers to update and manage business listing information on behalf of businesses.

Sales

We sell our advertising products directly through our sales force as well as online through our website and our Yelp for Business app, and indirectly through partners.

Sales Teams

Local Sales	Through the end of 2023, our Local sales team was primarily responsible for selling Yelp Ads to SMBs. As of the beginning in 2024, Local sales representatives sell our advertising products to any businesses with fewer than 10 locations. This includes smaller mid-market businesses and most franchise businesses that were previously included in Multi-location sales, but which follow a sales process closer to that of Local than that of the remaining multi-location businesses. Local sales representatives are primarily focused on adding new customers by generating qualified sales leads through direct engagement, direct marketing campaigns and e-mails to local businesses. Revenue from direct Local sales has historically comprised the largest share of advertising revenue and was driven by growth in Local sales headcount. While it still represents nearly half of our advertising revenue, we have become less reliant on Local sales headcount to drive growth as we have increased our focus on our more margin-accretive Self-serve and Multi-location channels. This has allowed us to optimize the size and compensation structure of the Local sales team accordingly.
Multi-location Sales	Through the end of 2023, our Multi-location sales team was responsible for selling our advertising products to national, mid-market and franchise businesses. As of the beginning in 2024, our Multi-location sales team sells to any businesses with 10 or more locations, which consist of larger mid-market businesses, national businesses and non-location-based brand advertisers. Our Local sales team sells to smaller mid-market and franchise businesses. We believe that multi-location advertising budgets represent a significant growth opportunity and this channel has been a focus of our strategic investments in recent years as we expanded our products and attribution capabilities to meet the needs of these advertisers. We plan to continue expanding our suite of full-funnel ad products tailored to these advertisers and attribution solutions to drive revenue growth in our Multi-location sales channel in 2024.
Customer Success	Our customer success teams support existing advertisers through account management and retention initiatives as well as engage advertisers with the goal of increasing their overall spend. For example, our Local customer success team helps educate local business owners about how using Yelp can benefit their businesses, including by helping them create, update and familiarize themselves with their Yelp business pages. Our Multi-location customer success team is responsible for managing campaign performance by suggesting ad content and helping optimize to improve campaign performance.

Self-serve Sales. Our Self-serve platform allows businesses to purchase and manage their advertising products directly from our website or the Yelp for Business app. Businesses can purchase Yelp Ads and business page upgrades directly through our Self-serve platform. The convenience of our Self-serve platform has helped us reduce our reliance on sales and customer support headcount, and continues to be a strategic priority for us. In 2023, our performance marketing as well as continued improvements to the claim and ads purchase flows, onboarding and the business owner experience drove another year of record Self-serve customer acquisition. As a result, our Self-serve channel accounted for nearly half of all SMB acquisitions in 2023.

Sales Partnerships. We also generate revenue through the resale of our advertising products by certain agencies and partners, such as Thryv, as well as monetization of remnant advertising inventory through third-party ad networks. Our Yelp Advertising Partner Program allows partner agencies to independently sell and manage ad campaigns on behalf of their SMB clients, providing increased centralization and flexibility. The products covered by these arrangements include Yelp Ads as well as all of our business profile products.

Technology

We rely on a set of core technologies that enable us to be a trusted local resource for consumers and a partner in success to businesses of all sizes. We provide scalable services across platforms and devices using a combination of proprietary, open source and third-party technology solutions and products:

- *Anticipating Consumer Needs*. We analyze the large volumes of data collected from our platform and apply our proprietary indexing and ranking techniques to provide our users with contextual, relevant and up-to-date information. Our sophisticated search platform delivers search results faster and at a lower cost than the industry-standard solution for some use cases, allowing better search matching and ad targeting. We also apply machine learning algorithms to predict user needs and preferences based on factors such as the user's recent activity, location, time of day and season, then tailor the user's experience on Yelp accordingly. In our Services categories, for example, if a user recently searched for movers, we might suggest searches for businesses offering self-storage or junk removal. Similarly, if our data suggests that a user is a homeowner, we might promote collections of businesses that offer spring cleaning or other seasonally appropriate services.

- *Recommendation Software*. Our recommendation software refers to the proprietary automated trust and safety software systems that we have developed to analyze the relevance, reliability and utility of each review submitted to our platform. "Recommended" reviews — those that the software deems to be the most useful and reliable — appear directly on Yelp business pages, while less trustworthy and unreliable content appear on secondary pages and do not factor into a business's overall star rating. Our recommendation software analyzes all reviews, reviewers and businesses, using hundreds of signals and billions of data points, and applies the same objective standards to each review, regardless of whether the business being reviewed advertises on Yelp. These signals include those related to the reviewer's type and level of activity with Yelp (which might correspond to the reviewer's reliability or suggest reviewer biases) and whether certain reviews originate from related Internet Protocol ("IP") addresses (which might mean the reviews were submitted by the same person). The software regularly evaluates each review and, as a result, its analysis can change over time as new data becomes available; reviews that were previously recommended may become not recommended, and reviews that were previously not recommended may be restored to recommended status.

- *Machine Learning, AI and Large Language Models*. We use advanced machine learning and AI to power and enhance features across our platform. Deep learning neural networks model user behavior to select the most relevant ads to display and predict which photo shown in an ad will generate the most clicks. Neural network-based systems also support our content moderation efforts by proactively removing video content that may be inappropriate. We use large language models ("LLMs") to better understand user intent in search queries and enhance our search capabilities, including by determining the most relevant information from reviews to display in the business highlights that appear in search results. LLMs also play an important role in analyzing user-generated content to protect consumers and business owners from malicious or harmful content.

- *Mobile Solutions*. With our most engaged users on our mobile app, we have invested significant resources into developing a comprehensive mobile platform for consumers that supports both major smartphone operating systems available today, iOS and Android. Similarly, we designed our Yelp for Business app to make it easier for businesses to engage with their customers and manage their presence on Yelp. Currently available for iOS and Android, this app provides businesses with daily metrics reports, page view analytics and leads data, as well as the ability to manage quote requests and opportunities in Nearby Jobs. Businesses can also purchase, customize and manage Yelp Ads through the Yelp for Business app.

- *Ad Delivery*. We use proprietary ad targeting and delivery technologies that are designed to quickly target and display hyper-relevant advertisements to users of our platform. When a consumer enters a search on our app, these technologies determine the most relevant ads to show and serve those ads alongside the organic search results, typically in less than half a second. Our targeting software leverages neural networks that evaluate more than 4,000 signals about the user, business and search context to make sure consumers see the right ad at the right time and drive ad clicks.

- *Auction System*. We use an auction system to determine the price we charge advertisers for ad clicks. Our auction system uses advanced algorithms to bid on ad placements on behalf of advertisers, taking into account their budgets, current and predicted levels of relevant consumer traffic, changes in user behavior and competition from other advertisers, among other things. These bidding algorithms are also designed to prioritize spending advertiser budgets efficiently and maximize ad clicks, with the goal of delivering as much value to advertisers as possible. For example, if our models predict that relevant consumer traffic will meaningfully decrease for a period of time during an ad campaign, our bidding algorithms will dynamically allocate advertiser budget around that period to avoid spending a

disproportionate amount of the budget while supply is constrained. To conduct an average of 19 million auctions per day, we predict demand for 16 million ad categories and distinct time intervals to set bid pricing and pacing, then optimize bids 96 times per day per advertiser.

- *Infrastructure*. The vast majority of our platform is currently hosted by Amazon Web Services ("AWS") from multiple locations, which allows us to scale our infrastructure dynamically according to demand as well as optimize the cost and performance of our infrastructure. Our platform is designed to have high availability, from the Internet connectivity providers we choose, to the servers, databases and networking hardware that we deploy. We design our systems such that the failure of any individual component is not expected to affect the overall availability of our platform. We also leverage other third-party cloud-based services such as content delivery networks, rich-content storage, map-related services, ad serving and bulk processing.

- *Network Security*. Computer viruses, malware, phishing attacks, denial-of-service and other attacks and similar disruptions from unauthorized use of computer systems have become more prevalent in our industry, have occurred on our systems in the past and we expect them to occur periodically on our systems in the future. For information about our cybersecurity risk management, strategy and governance practices, see the section titled "*Cybersecurity*."

Maintaining the Integrity of Our Content

Providing access to useful and reliable information to help inform consumers' spending decisions is critical to our mission of connecting people with great local businesses. With misinformation and deceptive behavior common across the Internet, we have prioritized combating this sort of conduct since our earliest days to maintain user trust and level the playing field for hard-working businesses that earn their great reputations honestly. Our industry-leading trust and safety measures include investments in both technology and human moderation:

Recommendation Software. Our automated recommendation software is our first line of defense against unreliable content and misinformation submitted to our platform. As described in more detail under "—*Technology*" above, our recommendation software analyzes billions of data points and hundreds of signals from all reviews, businesses and reviewers in an effort to recommend the most useful and reliable reviews. Our recommendation software helps us mitigate misinformation at scale by detecting and de-emphasizing less trustworthy reviews, including content that may be:

- *Biased*: including reviews written by those with ties to a business, such as competitors, disgruntled employees, friends or family.

- *Solicited*: when someone associated with a business requested the review, which can create a positive bias that is unfair to other businesses. When asked to write a review by a business, customers may feel pressured to give the business a higher star rating than someone who was inspired to write a review on their own. Businesses also tend to ask for reviews from customers they know will give them a great rating.

- *Less reliable*: including reviews written by less active users, whom we don't know enough about to recommend their opinion to our community, and reviews connected to suspicious behavior, such as when a disproportionate number of reviews for a business are submitted from the same IP address.

- *Less useful*: including unhelpful rants and raves as well as irrelevant information.

As of December 31, 2023, approximately 74% of the reviews submitted to our platform were recommended by our automated software and approximately 18% were not recommended but still accessible on secondary pages. Although they do not factor into a business's overall star rating, we provide access to reviews that are not recommended because they provide additional perspectives and information on reviewed businesses and reviewers, as well as transparency as to the efficacy of our recommendation software.

Community. Yelp has always been a community-driven review platform, and we encourage authentic content from the start of the user experience. We encourage users to complete a public profile, which not only helps build a community but also helps signal the reliability of their content. We also established the Yelp Elite Squad to provide recognition to users who are active in the Yelp community and consistently contribute high-quality content.

In addition to encouraging reliable content and fair play from the outset, our communities serve as additional layers of oversight. For example, we provide easy ways for our communities of users and business owners to report content that they believe violates our guidelines and suggest updates to business information. We also provide multiple ways for business owners to respond to reviews.

Human Content Moderation. In addition to investigating individual reports of content that violates our policies, our User Operations team conducts and facilitates larger investigations into attempts to deceive consumers. For example, we proactively work to identify businesses and individuals who offer or receive cash, discounts or other benefits in exchange for reviews, such as reputation management companies that offer to artificially inflate search rankings and online reputations. Our human-powered moderation is also able to identify and thwart nuanced attempts to mislead consumers that other platforms may miss. For example, since 2018, our moderators have manually evaluated business pages and recategorized businesses that offer reproductive health services, but not abortion services or referrals to such services, as crisis pregnancy centers. And in 2022, as the ability to access safe abortion care became more limited for millions of women across the United States with the reversals of *Roe v. Wade* and *Planned Parenthood v. Casey*, we introduced a new consumer notice on Yelp business pages categorized as crisis pregnancy centers to protect consumers from the potential of being misled when seeking reproductive health services.

In addition to taking direct corrective action — such as recategorizing businesses to appropriately reflect their services, as in the example above — if we identify or confirm any such issues through our investigations, we typically pursue one or more of the courses of action described below (each of which we may also employ on a stand-alone basis).

Consumer Alerts Program. Our consumer alerts program warns consumers when we find evidence of extreme attempts to manipulate a business's ratings and reviews or other egregious conduct that may harm consumers and unfairly put other businesses at a disadvantage. When we issue a consumer alert, a warning message appears above the review section of the business's Yelp page with information about the reason for the alert and, where available, a link to the evidence we collected in support of the alert. We issue consumer alerts for the following types of activity:

- *Unusual activity*: in order for Yelp to remain a useful resource, reviews must be based on genuine, first-hand experiences. When people take to a business's Yelp page to express their views after the business receives increased public attention, our User Operations team may temporarily disable the posting of content to the page and publish a public attention alert as they investigate and remove content that violates our policies. In 2020, we expanded this category of alert to add new notifications informing consumers when a business gains public attention for either being accused of, or the target of, racist behavior.

- *Suspicious review activity*: this alert informs consumers if we have uncovered a disproportionate number of positive reviews submitted from the same IP address, which can indicate a concerted effort to inflate the business's overall star rating on Yelp. We also issue this type of alert when we discover a business has a possible connection to a deceptive review ring.

- *Compensated activity*: we issue this type of consumer alert if we encounter a business attempting to purchase favorable reviews, incentivizing new or updated reviews, or offering compensation to remove reviews.

- *Questionable legal threats*: when we receive evidence that a business is making dubious legal threats against a reviewer or using a contractual gag clause in an attempt to prevent critical reviews, we issue this type of alert to warn others that the business may be attempting to abuse the legal system to maintain an inflated star rating.

Removal of Reviews. We regularly remove reviews from our platform that we believe violate our terms of service, including, without limitation: reviews that do not reflect a first-hand consumer experience; content that has been bought, sold or traded; and reviews that are posted by someone we believe to be affiliated with the reviewed business. We also take steps to ensure that Yelp is a safe and welcoming place for everyone by removing threatening, harassing or lewd content, as well as hate speech and other displays of bigotry. Consumers can access information about reviews that we have removed for a particular business by clicking on a link on the business's Yelp page. As of December 31, 2023, approximately 9% of the reviews submitted to our platform had been removed.

Coordination with Law Enforcement. We regularly cooperate with law enforcement and consumer protection agencies to investigate and identify businesses and individuals who may be engaged in false advertising or other deceptive practices relating to reviews. In September 2023, we published an index that regularly lists the latest compensated activity and suspicious review activity alerts we have placed on Yelp business pages, making it easier for regulators to identify businesses that may have participated in suspicious or deceptive review activity.

Legal Action. Our terms of service prohibit the buying and selling of reviews, as well as writing fake reviews. We regularly issue demands to third parties engaging in these and other deceptive activities that they cease such activities in relation to our platform. In egregious cases, we take legal action against businesses we believe to be engaged in deceptive practices based on these prohibitions.

Consumer Engagement

At the heart of our business are the vibrant communities of users that contribute the content on our platform. We help businesses succeed by empowering them to reach a large audience of purchase-oriented consumers, which depends on our ability to attract consumer traffic with valuable content. The rich, first-hand information about local businesses that our users share — in the form of reviews, ratings, photos and more — is the reason consumers come to Yelp when making their spending decisions and is therefore the foundation of our value proposition to businesses.

Community Management

For the above reasons, we foster and support communities of users and make the consumer experience a top priority. We have a team of Community Managers and Community Ambassadors based across the United States and Canada whose primary goals are to support and grow communities of users in the local markets that they serve, raise brand awareness and engage with their surrounding communities through:

- planning and executing fun and engaging events for the community, such as parties, outings and activities at restaurants, museums, hotels and other local places of interest;

- getting to know community members and helping them get to know one another to foster an offline community experience that can be transferred online;

- promoting Yelp, including guest appearances on local television and radio, and at local events such as concerts and street fairs; and

- recurring weekly e-mail newsletters to share information with the community about local businesses, events and activities.

Through these activities, we believe our Community Management team helps us increase awareness of our platform and grow avid communities who are willing to contribute content to our platform. We plan to continue these community development efforts in 2024.

Yelp Elite Squad

Our Community Managers' responsibilities include engaging with our most passionate users — Yelp Elite Squad members. From the earliest days of Yelp, it was clear that some of our users went above and beyond with their prolific reviews, thoughtful photos and commitment to supporting local businesses by sharing their experiences. These users were not only active in their Yelp communities, but were also role models on and offline. Their voices helped make Yelp what it is today, and we started the Yelp Elite Squad to recognize these passionate individuals, signal our trust in them and their contributions, and encourage similar beneficial activities in our communities.

Beyond having well-written reviews, high-quality photos and a detailed personal profile, Yelp Elite Squad members are active evangelists for their Yelp communities. Yelp Elites receive a badge on their Yelp profile pages and Community Managers organize sponsored social events for them, which facilitates face-to-face interactions, builds the Yelp brand and fosters the sense of true community in which we believe so strongly. These behind-the-scenes looks at top-rated businesses often include interacting with business owners, hearing their unique stories and engaging with other locals in their community; however, as users of our service, Yelp Elites do not receive compensation for their contributions.

Intellectual Property

We rely on federal, state, and international statutory, common law and other legal rights, as well as contractual restrictions, to protect our intellectual property. We pursue the registration of our copyrights, trademarks, service marks and domain names in the United States and in certain locations internationally. Our registration efforts have focused on gaining trademark protection for the word mark "Yelp" and the Yelp burst logo, among others. These marks are material to our business and essential to our brand identity as they enable others to easily identify us as the source of the services offered in connection with these marks.

We control access to and distribution of our trade secrets, including our proprietary technology and algorithms, by entering into confidentiality and inventions assignment agreements with our employees and contractors, as well as confidentiality agreements with third parties, and taking other reasonable precautions intended to prevent unauthorized disclosure. However, contractual restrictions, policies and processes that protect our trade secrets provide only limited safeguards against misappropriation. We also currently have only limited patent protection for our core business, which may make it more difficult to assert certain of our intellectual property rights.

Any unauthorized disclosure or use of our intellectual property, or significant impairment of our intellectual property rights, could make it more expensive to do business and harm our operating results. Protecting our intellectual property rights is costly and time consuming, and our efforts to do so may not be sufficient or effective. In addition, effective intellectual property protection may not be available in the United States or other countries in which we operate.

Companies in the Internet, technology and media industries own large numbers of patents and other intellectual property rights, and may request license agreements or threaten to enter into litigation based on allegations of infringement or other violations of such rights. From time to time, we receive notice letters from patent holders alleging that certain of our products and services infringe their patent rights. We have also been subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors and non-practicing entities. We may face more such claims of infringement as our business grows, we face increasing competition, and we increasingly use new or different technologies.

Competition

We compete in rapidly evolving and intensely competitive markets, and we expect competition to intensify further in the future with the emergence of new technologies and market entrants. Our competitors consist of companies that help businesses — particularly businesses in our strategically important Services categories and, to a lesser extent, restaurants category — connect and engage with consumers, including:

- online search engines and directories, including those incorporating AI technologies, such as Google and ChatGPT, as well as traditional, offline business guides and directories;

- online and offline providers of consumer ratings, reviews and referrals, such as TripAdvisor, as well as social media platforms and features where consumers are increasingly searching for and posting information about local businesses, such as TikTok and Snap Map;

- providers of online marketing and tools for managing and optimizing advertising campaigns, such as Google, Instagram and TikTok, as well as various forms of traditional offline advertising, including radio, direct marketing campaigns, yellow pages and newspapers;

- restaurant reservation and seating tools, such as OpenTable and Resy, as well as food ordering and delivery services; and

- home and/or local services-related platforms and offerings, such as Angi.

Our competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, established marketing relationships with, and access to, large existing user bases and substantially greater financial, technical and other resources. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. Certain competitors could also use strong or dominant positions in one or more markets to gain competitive advantage against us in markets in which we operate.

We believe our ability to compete successfully for users, content, and advertising and other customers depends upon many factors both within and beyond our control, including:

- the popularity, usefulness, ease of use, performance and reliability of our products and services compared to those of our competitors;

- our ability, in and of itself as well as in comparison to the ability of our competitors, to develop new products and services and enhancements to existing products and services;

- the quantity, quality and reliability of our content, including its breadth, depth and timeliness;

- our ad targeting and measurement capabilities, and those of our competitors;

- the size, composition and level of engagement of our consumer audience relative to those of our competitors;

- our marketing and selling efforts, and those of our competitors;

- the pricing of our products and services relative to those of our competitors;

- the actual or perceived return our customers receive from our products and services relative to returns from our competitors;

- the frequency and relative prominence of the ads displayed by us or our competitors;

- acquisitions or consolidation within our industry, which may result in more formidable competitors; and

- our reputation and brand strength relative to our competitors.

Government Regulation

As a company conducting business on the Internet, we are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws regarding privacy, data protection, data security, user-generated content and consumer protection, among others. For example:

- *Privacy, Data Protection and Data Security*. Because we receive, store and process personal information and other user data, including credit card information in certain cases, we are subject to numerous data privacy and security obligations, including federal, state, local and foreign laws, regulations, guidance and industry standards, that restrict the collection, storing, use, retention, processing and disclosure of personal information and other user data. The laws in many jurisdictions require companies to implement specific security controls and contractual arrangements to protect certain types of information. Likewise, many jurisdictions have laws in place requiring companies to notify users and government agencies if there is a security breach that compromises certain categories of their information. We may also be subject to laws that require us to publish statements that accurately and fairly describe how we handle personal information and choices individuals have about the way we handle their personal information.

- *Liability for Third-Party Action*. We rely on laws limiting the liability of providers of online services for activities of their users and other third parties, such as Section 230 of the Communications Decency Act ("CDA 230") in the United States.

- *Advertising*. We are subject to a variety of laws, regulations and guidelines that regulate the way we distinguish paid search results and other types of advertising from unpaid search results.

We operate in a rapidly evolving industry, and many laws and regulations that impact our business are being proposed, still evolving or being tested in courts. The application and interpretation of these laws and regulations are often uncertain, and they could be interpreted and applied in ways that harm our business. They may also conflict with other rules, be interpreted and applied inconsistently (including from country to country) and in ways that are at odds with our current policies and practices. As our business grows and evolves, we will also become subject to additional laws and regulations, including in jurisdictions outside of the United States.

For example, laws providing immunity to websites that publish user-generated content are regularly tested in courts by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement and other theories based on the nature and content of the materials searched, the ads posted or the content provided by users. There are also regular Congressional efforts to restrict the scope of the protections available to online platforms under CDA 230, and our current protections from liability for third-party content in the United States could decrease or change as a result. Claims and legislation applicable to user-generated content also regularly arise in other jurisdictions.

Regulatory frameworks related to the processing of personal information are also evolving and generally becoming increasingly stringent. In the United States, several states have introduced comprehensive privacy, data protection and data security legislation. These laws generally give residents of such states the ability to access and require deletion of their personal information and opt out of certain personal information sharing, restrict the use of cross-contextual advertising and restrict the retention of personal information. They also provide for civil penalties, which may include statutory damages, and, in certain states, residents have a private right of action for data breaches. As more states adopt privacy, data protection and data security laws with different obligations and limitations on the processing of personal information, our compliance efforts become more complex and expensive and we are exposed to greater potential liabilities. There has also been discussion in Congress of a new comprehensive federal data protection and privacy law to which we likely would be subject if it is enacted.

Foreign laws and regulations concerning privacy, data protection and data security are also evolving and are often more restrictive and burdensome than those in the United States; any failure on our part to comply with them may subject us to significant liabilities. For example, the European Union's General Data Protection Regulation ("GDPR") imposes comprehensive privacy, data protection and data security obligations on businesses and imposes significant penalties for non-compliance. Among other obligations under the GDPR, businesses are required to make contractual privacy, data protection and data security commitments; give detailed disclosures about how they collect, use and share personal information; maintain adequate security measures; notify regulators and affected individuals of certain personal information breaches; meet extensive governance and documentation requirements; and honor individuals' rights to their personal information.

European data protection laws including the GDPR also restrict the transfer of personal information from Europe to the United States and most other countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal information. However, recent judicial decisions invalidated the primary framework allowing such transfers, and the new framework negotiated by the European Union and United States may impose additional obligations and requirements with respect to such transfers. If our solution for personal information transfers from Europe is deemed insufficient and no other valid solution can be readily implemented, we will face increased exposure to regulatory actions, substantial fines, and injunctions against processing or transferring personal information from Europe and may be required to increase our data processing capabilities in Europe at significant expense. Other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws with more restrictive data protection obligations, which could increase the cost and complexity of operating our business. For example, Canada's Quebec province has enacted Law 25, a comprehensive data privacy law governing data processing for Quebec residents with many of the same requirements as the GDPR.

For additional information, see the section titled "*Risk Factors—Our business is subject to complex and evolving U.S. and foreign regulations and other legal obligations related to privacy, data protection and other matters. Our actual or perceived failure to comply with such regulations and obligations could harm our business*."

Human Capital Management

At Yelp, we deeply value our community of employees who sustain our culture through their dedication to our mission of connecting people with great local businesses and to living our values of authenticity, tenacity, creativity, collegiality, and prioritizing consumer trust. We are committed to providing them with a great work experience by creating a diverse and inclusive environment. We have long focused on building a diverse team of innovators and problem solvers who can bring their whole professional selves to work, which we believe positions our employees to relate to and solve the diverse needs of consumers and businesses.

As of December 31, 2023, we had 4,713[*] employees globally across the following teams:



Sales & Marketing ■ Product Development ■ General & Administrative

* Excludes employees on leave as of December 31, 2023. Including employees on leave, there were 4,872 employees globally as of December 31, 2023.

Distributed Work

We believe that operating on a distributed basis is in the best interests of both Yelp and our employees. We have operated successfully as a remote workforce since March 2020 and committed to a fully remote working model in 2022 based on strong employee support for our distributed operations. The vast majority of our team works remotely on a full-time basis, which has allowed us to significantly reduce our office footprint and workplace operating costs. We believe this model provides even greater flexibility to our employees, who now have the opportunity to relocate within the countries where we operate so they can live where they want to live and work where they will feel most effective. It also provides employees with more opportunities for flexible work schedules and reduces time spent commuting. In addition, our distributed operations allow us to access and attract great talent from a more diverse pool of candidates across North America and Europe.

Culture

We consider our company culture to be one of our competitive strengths; it is at the foundation of our success and continues to help drive our business forward as a pivotal part of our everyday operations. It allows us to attract and retain a talented group of employees, create an energetic work experience and continue to innovate in a highly competitive market.

Distributed Workforce. While we have always taken great pride in our company culture, it has never been static, and our decision to become a fully remote workforce is driving its latest evolution. We are working to build on our existing strong and collaborative culture with the goal of supporting and fostering a thriving distributed workforce. These efforts include focusing on equity in opportunities for career advancement, regardless of where an employee is located, as well as in opportunities to contribute by continuing to hold meetings in digital space. At the same time, we are committed to establishing and maintaining the collaborative and creative working relationships that our pre-pandemic office environments fostered through, among other things, regular in-person gatherings.

Employee Engagement. To maintain our vibrant culture and address any areas of employee concern, we conduct annual employee engagement surveys covering a wide range of topics including: manager effectiveness; feedback and recognition; company confidence; inclusion and belonging; learning and development; and remote work issues such as managing remotely, manager and team support, employee well-being in a remote environment, and remote growth and connection opportunities. We also conduct biennial surveys regarding employee programs and benefits. We implemented a number of changes that took effect in 2024 in response to the results of our most recent benefits survey, including enhancement of our retirement plans and the addition of non-medical surrogacy expenses as an eligible reimbursement, among other things. We also improved the benefit programs for our employees in Canada with coverage of gender affirmation service and voluntary critical illness and life insurance.

Making a Difference. We endeavor to have a positive impact on the diverse communities in which people use Yelp by using our platform to raise awareness, promote economic opportunity for those in need and support organizations that serve local communities. Our initiatives in 2023 included: hosting our annual Women in Business and Black in Business Summits to celebrate diverse business owners and provide a forum for them to share their stories and offer tactical advice for entrepreneurs; spotlighting great Black- and Latinx-owned businesses across categories; and highlighting collections of highly rated eco-friendly businesses and top bookstores that elevate meaningful stories from underrepresented voices. In addition, employees participated in virtual volunteer events in partnership with various nonprofit organizations.

The Yelp Foundation. The Yelp Foundation (the "Foundation"), a non-profit organization established by our Board in 2011, directly supports consumers and local businesses in the communities in which we operate. In 2011, our Board approved the contribution and issuance to the Foundation of 520,000 shares of our common stock to fund grants to local non-profit organizations that are actively engaged in supporting community and small business growth. The Foundation held 160,000 shares as of December 31, 2023, which represented less than 1% of our outstanding common stock.

One of the Foundation's missions is to promote a culture of philanthropy among Yelp employees and, to that end, the Foundation offers up to $1,000 per person in matching donations each year to charitable organizations made by our regular full-time employees. In 2023, the Foundation again matched Yelp employee donations made to a wide range of charitable organizations, including those focused on the causes that mattered most to our employees: international relief; youth development; pediatric research; international emergency response; and disaster preparedness and relief. The Foundation also took additional steps to ensure that its donation-matching platform does not give money to organizations engaged in discriminatory practices.

Diversity, Inclusion and Belonging

Every local business has a unique story; having a diverse workforce means our employees are better equipped to relate to and solve for the diverse needs of consumers and businesses. As a result, we are committed to increasing diversity at all levels of our organization to better reflect the diversity of the communities in which we live and work. Our Executive Diversity Task Force, which includes our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, oversees the implementation of our diversity initiatives, including by holding individual department heads accountable for growing the diversity of their organizations.

Our distributed operations provide us with an opportunity to proactively grow and cultivate an employee community based on a variety of backgrounds, talents and perspectives, including by evaluating new opportunities to improve access and equity. While our ability to attract talent was previously limited by our requirement that employees work in our physical office space, we are now able to access talent in areas where we do not have offices. This has allowed us to reach a wider pool of individuals from a broader variety of backgrounds and recruit an even more diverse workforce, with representation in all 50 states.

While our 2023 diversity data* shows that our efforts have had a positive impact, we plan to continue our work in this area.



Gender Diversity

51%
Male
46%
Female
3%
Male
Female
Non-binary/Other

Racial and Ethnic Diversity

Asian
14%
Black or African
11%
Latinx
14%
Native American
<1%
Native Hawaiian and Other Pacific Islander
<1%
Two or more
5%
White
52%
Underrepresented Minorities*
25%

* As of December 31, 2023, based on self-reported information from our employees and reflecting judgments about our organizational structure. Approximately 4% of U.S. employees declined to disclose the race and ethnic groups with which they identify. The racial and ethnic diversity data excludes non-U.S. employees, as we do not have complete data for

employees outside of the United States and definitions of "underrepresented minorities" vary by country. The underrepresented minority grouping includes Black, Latinx, Native American, and Native Hawaiian and other Pacific Islander employees. In 2023, we improved our data collection processes and revised our human capital data reporting for consistency and alignment with external standards, including by incorporating employees who declined to provide information regarding their ethnic identity as well as our intern employees, resulting in meaningful differences between our 2023 and 2022 diversity data.

We also firmly believe that inclusion is just as important as diversity. We aim to cultivate a sense of belonging through company-supported employee resource and affinity groups, hosting events that provide our employees with the opportunity to celebrate and learn about the diverse cultures of their colleagues, and instituting a mandatory company-wide diversity training program that covers systemic racism and institutional bias. For example, our Yelp Employee Resource Groups ("YERGs") serve as a resource for employees with shared social identities, characteristics or life experiences and help foster employee engagement, professional development and a sense of belonging. We now have 21 YERGs that count nearly half of our employee population as members and provide key insights and support for employees.

Talent Attraction and Retention

Our success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Qualified individuals are in high demand and we expect to continue to face significant competition from other companies in hiring and retaining such personnel. While our plans to continue operating on a distributed basis may mitigate this challenge by expanding the pool of candidates from which we draw, we may continue to face significant competition for talent.

We focus on attracting top talent through our employment marketing and outreach initiatives. We advertise our career opportunities on premier job boards and aggregators in addition to running targeted brand campaigns that enable us to connect with diverse talent pools. We maintain an active voice on social media through our Life at Yelp channel, which highlights employee testimonials regarding their Yelp experiences. Our distributed workforce model has expanded our hiring reach, allowing us to access and attract great talent pools regardless of geography. We also focus on attracting early-in-career talent through university outreach and on-campus recruiting efforts, including at historically Black colleges and universities and Hispanic-serving institutions.

We believe that happy employees are successful employees and that providing an environment in which our employees can thrive both personally and professionally will help us attract and retain great talent. In addition to offering our employees the flexibility to work remotely, we offer competitive compensation and comprehensive benefits, including standard health, dental, vision, life and disability insurance benefits as well as a 401(k) plan with company matching for our U.S. employees. To foster a sense of ownership and align the interests of our employees and stockholders, we offer an employee stock purchase plan and grant equity awards, primarily in the form of restricted stock units, to eligible employees under our equity incentive plans. We are committed to compensating all of our employees fairly for their contributions, regardless of gender, race or ethnicity.

We also provide comprehensive talent development programs, as described below, as well as health and financial wellness programs. In addition to our insurance benefits, our wellness program includes a monthly wellness subsidy, access to mental health support and services through Modern Health and our Employee Assistance Program, as well as financial wellness programs such as financial counseling and tools to help manage student loans.

Talent Development

To help our employees succeed in their current roles and to aid their career development, we emphasize continuous learning and development opportunities. Our talent development programs begin with a global onboarding program to acclimate new employees to our culture and collaborative ways of working in a distributed work environment. We believe this investment in creating early connections and establishing a solid foundation for further career growth is a critical factor in employee success and ultimately employee retention. Similarly, effective leadership is an important driver of an employee's growth and feelings of belonging and connection to our purpose. To that end, we provide leadership development programs for new and continuing managers that focus on developing the self, developing others and driving business results.

We also provide ongoing learning opportunities for individual contributors that focus on managing the self, emotional intelligence, and career and professional development. Through our professional development program, employees can partner with their managers to create career development plans and receive an annual development reimbursement to invest in their growth. We also offer customized coaching resources to provide individual support and develop critical skills, as well as regular, ongoing training in compliance and workplace conduct matters to all employees.

Seasonality and Cyclicality

Our business is affected by seasonal fluctuations in Internet usage and advertising spending, as well as cyclicality in economic activity:

Seasonality. Based on historical trends, our revenue is typically lowest in the first quarter and increases sequentially through the third quarter. Fourth quarter revenue is typically similar to the third quarter as well as to the first quarter of the subsequent year. Ad budgets for our multi-location customers typically increase throughout the year, generally starting the year at their lowest and peaking in the fourth quarter, while SMB ad budgets tend to decrease in the fourth quarter. With regard to expenses, we generally decrease our marketing expenditures in the fourth quarter before increasing them again in the first quarter of the following year. Our personnel expenses tend to increase from the fourth quarter to the first quarter due to the timing of payroll taxes and benefits, as well as our annual compensation cycle. Our traffic is also typically weakest in the fourth quarter of the year.

Cyclicality. Many businesses reduce their advertising spending during challenging macroeconomic environments. SMBs in particular — which have historically experienced high failure rates and which make up a significant portion of our advertiser base — may be disproportionately affected by negative fluctuations in the business cycle. As a result, adverse macroeconomic conditions or a worsening economic outlook typically have a negative impact on the ability and willingness of advertisers to spend on our products and services.

Many businesses, particularly in our Restaurants, Retail & Other ("RR&O") categories, continue to face supply chain issues, rising commodity prices, inventory and labor shortages, and other macroeconomic pressures, which have continued to negatively impact their advertising spending with us. These conditions have had, and may continue to have, a significant adverse impact on our business and revenue; we expect that our business will continue to be significantly negatively affected for the duration of the current adverse macroeconomic conditions as well as any future recessionary period or protracted economic downturn.

Corporate and Available Information

We were incorporated in Delaware on September 3, 2004. Our principal executive offices are located at 350 Mission Street, 10th Floor, San Francisco, California 94105, and our telephone number is (415) 908-3801. Our website is located at www.yelp.com, and our investor relations website is located at www.yelp-ir.com.

We file or furnish electronically with the U.S. Securities and Exchange Commission ("SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. We make copies of these reports available free of charge through our investor relations website as soon as reasonably practicable after we file or furnish them with the SEC. These reports are also accessible through the SEC website at www.sec.gov.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including filings with the SEC, investor events, press and earnings releases, and blogs as part of our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by signing up for e-mail alerts and RSS feeds.

Information contained on or accessible through our websites is not incorporated into, and does not form a part of, this Annual Report or any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

Risks Related to Our Business and Industry

Adverse macroeconomic conditions — such as the current uncertain economic environment — have had, and may continue to have, a significant adverse impact on our business and results of operations, and also exposes our business to other risks.

The United States continues to face widespread macroeconomic uncertainties, including labor disruptions, inflation and recessionary concerns. These challenging macroeconomic conditions have had, and may continue to have, a significant adverse impact on our business and results of operations. For example, adverse macroeconomic conditions have had, and may continue to have, a negative impact on the ability and willingness of advertisers to spend on our products and services. Although advertiser demand was generally strong in 2023, many businesses — particularly in our RR&O categories — continue to face supply chain issues, rising commodity prices, and inventory and labor shortages. We observed weakness in our RR&O categories and increased caution among advertisers generally in the second half of December 2023 and into 2024 in response to the macroeconomic environment, which we expect to have an adverse impact on our results of operations in 2024.

Changes in consumer behavior due to adverse economic conditions may also negatively impact our business. For example, in 2023 economic uncertainty and inflationary pressures, as well as concerns related to severe weather and the prevalence of respiratory illnesses, contributed to consumer use of our mobile app and web traffic to our platform remaining below pre-pandemic 2019 levels. This impact was particularly pronounced in certain geographies within the United States and in our RR&O categories.

Because traffic to and user engagement on our platform together impact the number of ads we are able to show as well as the value of those ads to businesses, such negative impacts on consumer activity may also make it more difficult to convince existing and prospective advertisers that our products offer them a material benefit and generate a competitive return relative to other alternatives. Strong advertiser demand combined with less robust consumer activity increased our average CPC in 2023 compared to 2022; if the value our products provide to advertisers does not keep pace with any further price increases, our revenue and results of operations could be harmed.

As macroeconomic uncertainties continue, our business is exposed to a variety of risks, including:

- continued reduced demand for our products, lower retention rates, and increased challenges in or cost of acquiring new customers;

- reductions in cash flows from operations and liquidity, which impacts our capital allocation strategy in turn;

- setbacks on the progress of our strategic initiatives as we reallocate resources to responding to such adverse conditions;

- reductions in traffic, engagement, and the quantity and quality of the content provided by our users, which may further harm traffic to our platform;

- increased fluctuation in our operating results and volatility and uncertainty in our financial projections;

- inefficiencies, delays and disruptions in our business due to the illness of key employees or a significant portion of our workforce;

- additional restructuring and impairment charges; and

- operational difficulties due to adverse effects of such conditions on our third-party service providers and strategic partners.

It is not possible for us to predict the remaining duration of the current adverse macroeconomic conditions, or the duration or magnitude of the resulting adverse impact on our business. We expect that our business would continue to be significantly adversely affected for the duration of any recessionary period or protracted economic downturn.

We generate substantially all of our revenue from advertising. If we fail to maintain and expand our base of advertisers, our revenue and our business will be harmed.

In order to maintain and expand our advertiser base, we must convince existing and prospective advertisers alike that our advertising products offer them a material benefit and generate a competitive return relative to other alternatives. Adverse macroeconomic conditions may make this more difficult, particularly when such macroeconomic conditions disproportionately affect the SMBs on which we rely, as was the case with the economic impact of the COVID-19 pandemic. Many businesses

continue to face supply chain issues, rising commodity prices, and inventory and labor shortages. These conditions have had, and may continue to have, a significant adverse impact on our business and revenue; for example, we believe these macroeconomic pressures were responsible for weakness in advertiser demand in our RR&O categories in the second half of December 2023 and into 2024.

Advertisers will not advertise with us, or they will reduce the prices they are willing to pay to advertise with us, if we do not deliver compelling ad products in an effective manner, or if we do not provide accurate, easy-to-use analytics and measurement solutions that demonstrate the effectiveness and value of our products. As is typical in our industry, our advertisers generally have the ability to cancel their ad campaigns at any time without penalty. If we are unable to quickly and effectively respond to any decrease in customer satisfaction, economic downturn or other change negatively affecting our ability to retain advertisers, our ability to maintain and expand our advertiser base will be harmed.

In addition, a significant portion of our advertiser base consists of SMBs, which are subject to increased challenges and risks. SMBs often have limited advertising budgets and view online advertising products like ours as experimental and unproven; as a result, we may need to devote additional time and resources to educate them about our products and services. Such businesses have also historically experienced high failure rates, and we must continually add new advertisers to replace those who do not renew their advertising due to factors outside of our control, such as declining advertising budgets, closures and bankruptcies.

Our advertising revenue could be impacted by a number of other factors, including, but not limited to:

- the perceived effectiveness and acceptance of online advertising generally, particularly among SMBs that may have less experience with it;
- our ability to drive traffic to our platform, which remains below pre-pandemic levels, and increase user engagement, including engagement with the ads displayed on our platform;
- challenging macroeconomic conditions or trends that negatively impact consumer demand, such as the current inflationary environment and consumers visiting many types of businesses less frequently than prior to the pandemic;
- the effectiveness of our ad targeting technology and tools for advertisers to optimize their campaigns;
- our ability to innovate and introduce enhanced products meeting advertiser expectations;
- product changes or inventory management decisions we may make that change the size, format, frequency or relative prominence of ads displayed on our platform;
- the widespread adoption of any technologies that make it more difficult for us to deliver ads, such as ad-blocking programs;
- loss of advertising business to our competitors, including if competitors offer lower priced or more integrated products;
- the prevalence of low-quality or invalid traffic on our platform, such as robots and spiders, which we have discovered in the past and expect to discover in the future, and our ability to detect and prevent click fraud or other invalid clicks on ads;
- our reputation and perceptions regarding our platform, including of the ratings and reviews that businesses receive from our users — favorable ratings and reviews could be perceived as obviating the need to advertise, while unfavorable ratings and reviews could discourage businesses from advertising to an audience that they perceive as hostile;
- the size and productivity of our sales force, which may be affected by a range of factors, not all of which are within our control;
- the degree to which businesses choose to reach users through our free products in lieu of our paid products and services; and
- the pricing of our products, including the CPCs determined by our auction system, which have increased in recent quarters even as we have delivered fewer ad clicks.

Any of these or other factors could result in a reduction in demand for our products, which would negatively affect our revenue and operating results.

Our strategy to grow our business may not be successful and may expose us to additional risks.

Our growth strategy includes priorities such as providing the most trusted local search and discovery platform, delivering the best Home Services experience for consumers and service professionals, optimizing advertiser value through our advanced technology, and driving profitable growth through our Self-serve and Multi-location channels. These initiatives involve risks and executing on them may prove more difficult than we currently anticipate. We may not succeed in realizing the benefits of these efforts, including growing our revenue and improving our margins, within the time frame we expect or at all.

Our ability to execute each of our strategic priorities depends on our ability to develop innovative, relevant and useful products in a timely manner. Developing successful products requires substantial investments, and such investments may not prioritize short-term financial results and may involve significant risks and uncertainties. For example, new products may fail to generate sufficient revenue, operating margin or other value to justify the investments we made in them, which is a particular risk for new products that are unproven or that are outside of our historical core business. Similarly, our Home Services initiative includes plans to scale our SEM efforts to acquire Services leads off Yelp. Implementing these plans will significantly increase our marketing expenses and may not prove to be successful or cost effective.

We will also face industry challenges in our efforts to monetize more of the leads we deliver to Services businesses. In addition to being a highly competitive, fragmented market, it has not yet fully embraced online solutions of the type we offer. Many of our consumers continue to search for, select and hire service professionals offline through word-of-mouth and referrals. Changing traditional habits is difficult, and the speed and ultimate outcome of the shift of these markets online for consumers and businesses alike is uncertain and may not occur as quickly as we expect, or at all.

Our efforts to provide advertisers more value for their money may include lowering prices while making significant investments in product development. We cannot guarantee that any resulting increase in demand for our products or improvement in retention will offset lower prices or otherwise generate sufficient revenue to justify our investments. Our plans to leverage advanced technologies such as AI to drive advertiser value and consumer engagement also pose particular risks to our business.

Certain of our past strategic decisions may also continue to impact our opportunities and long-term prospects. For example, we wound down our international sales and marketing operations in 2016 and reallocated the associated resources primarily to our U.S. and Canadian markets. While our decision to focus our sales and marketing resources primarily on the United States and Canada has resulted in some cost savings, it also limited the markets from which we generate revenue and affects our ability to expand internationally in the future. Our continued growth depends on our ability to further expand our U.S. and Canadian business for the foreseeable future; however, our business in these markets is in a relatively late stage of development, and further expansion may not yield similar results. If we are not able to develop these markets as we expect, or if we fail to address the needs of those markets, our business will be harmed.

If traffic to or user engagement on our platform declines, our revenue, business and operating results may be harmed.

We derive a substantial majority of our revenue based on our users' engagement with the ads that we display. Because traffic to and user engagement on our platform together determine the number of ad clicks we are able to deliver, affect the value of those ads to businesses and support the content creation that drives further traffic, our ability to attract, retain and engage visitors on our platform is critical to our business and financial success.

We have experienced, and expect to continue to experience, fluctuations and declines in our traffic from time to time for a variety of reasons. For example, we believe that the current uncertain and inflationary economic environment, as well as concerns related to severe weather events and the prevalence of respiratory illnesses, contributed to a slight decrease in consumer use of our mobile app year over year in 2023 and to web traffic remaining approximately flat. We cannot predict the remaining duration of the current adverse macroeconomic conditions or the duration or magnitude of their impact on our traffic, and we expect that our traffic levels will continue to fluctuate with consumers' level of confidence, particularly in our RR&O categories.

In addition, we have historically relied on the integration of our content into Apple Maps to drive a significant amount of traffic to our website and downloads of our application. However, the volume of traffic and app downloads has declined following certain changes to the display of our content in Apple Maps and we expect it to continue to decline over time. Our efforts to drive traffic and downloads from alternate sources is requiring, and we expect it to continue to require, us to increase our marketing spend, which will adversely affect our financial results. We also cannot assure you that the value we ultimately derive from such traffic and downloads would exceed the cost of acquisition.

Other factors that could adversely affect our traffic and user engagement include, but are not limited to:

- our reliance on Internet search engines;

- other adverse macroeconomic conditions and their negative impact on consumer spending at local businesses;

- if users have difficulty installing, updating or otherwise accessing our platform as a result of actions by us or third parties that we rely on to distribute our products, such as application marketplaces and device manufacturers;

- if users engage with other products, services or activities as an alternative to our platform;

- if we fail to introduce new and improved products or features that users find engaging, or we introduce new products or features that do not effectively address consumer needs or otherwise alienate consumers;

- the quantity and quality of the content contributed by our users, as well as the perceived distribution of such content across the categories of businesses on our platform;

- increasing competition in the market for information regarding local businesses;

- our ability to manage and prioritize information to ensure users are presented with content that is relevant and helpful to them, including through the effective operation of our automated recommendation software;

- technical or other problems that negatively impact the availability and reliability of our platform or otherwise affect the user experience, including as a result of infrastructure performance problems and security breaches;

- if users believe that their experience is diminished as a result of the decisions we make with respect to the frequency, relevance and prominence of the advertising we display;

- the adoption of any laws or regulations that adversely affect the growth, popularity or use of our platform or the Internet in general, such as the repeal of Internet neutrality regulations in the United States;

- any actions taken by companies with significant market power in the broadband and Internet marketplace that degrade, disrupt or increase the cost of user access to our products and services; and

- if we do not maintain our brand image or our reputation is damaged.

We also anticipate that our traffic growth rate will continue to slow over the medium and long term and decrease in certain periods due to the maturation of our business and our high penetration rates in most major geographic markets within the United States and Canada. As our traffic growth rate slows and declines, our business and financial performance will become increasingly dependent on our ability to drive user engagement on our platform and with the ads that we display.

We rely on Internet search engines and application marketplaces to drive traffic to our platform, certain providers of which offer products and services that compete directly with our products. If links to our applications and website are not displayed prominently, traffic to our platform could decline and our business would be adversely affected.

We rely heavily on Internet search engines, such as Google, to drive traffic to our platform through their unpaid search results and on application marketplaces, such as Apple's App Store and Google's Play, to drive downloads of our applications. If they fail to drive sufficient traffic to our platform, we may need to increase our marketing spend to acquire additional traffic. For example, in 2023, we began testing SEM to acquire traffic to our Services categories in particular, and we intend to expand these efforts in 2024. We cannot assure you that the value we ultimately derive from any such additional traffic would exceed the cost of acquisition, and the resulting increase in marketing expense may in turn harm our operating results.

The amount of traffic we attract from search engines is due in large part to how and where information from and links to our website are displayed on search engine result pages. The display, including rankings, of unpaid search results can be affected by a number of factors, many of which are not in our direct control, and may change frequently. Search engines have made changes in the past to their ranking algorithms, methodologies and design layouts that have reduced the prominence of links to our platform and negatively impacted our traffic, and we expect they will continue to make such changes from time to time in the future.

We may not know how or otherwise be in a position to influence search results or our treatment in application marketplaces. With respect to search results in particular, even when search engines announce the details of their methodologies, their parameters may change from time to time, be poorly defined or be inconsistently interpreted. For example, Google previously announced that the rankings of sites showing certain types of app install interstitials could be penalized on its mobile search results pages. While we believe the type of interstitial we currently use is not being penalized, we cannot guarantee that Google will not unexpectedly penalize our app install interstitials, causing links to our mobile website to be featured less prominently in Google's mobile search results and harming traffic to our platform as a result.

In some instances, search engine companies and application marketplaces may change their displays or rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. For example, Google has integrated its local product offering with certain of its products, including search and maps. The resulting promotion of Google's own competing products ahead of its web search results has negatively impacted the prominence of links to our platform. Because Google in particular is the most significant source of traffic to our website, our success depends on our ability to maintain a prominent presence in search results for queries regarding local businesses on Google. As a result, Google's promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results — such as its incorporation of AI-generated responses to search queries above its web search results — could have a substantial negative effect on our business and results of operations.

Similarly, Apple, Google or other marketplace operators may make changes to their marketplaces, technical requirements or policies that make access to our products more difficult, reduce the prominence or rank of our applications within marketplaces, require us to change our current practices or make it more difficult for us to provide effective advertising tools to businesses on our platform. For example, Google has implemented product changes to its Chrome browser and announced future plans to limit the ability of websites to collect and use data signals from user activity to target and measure advertising. While these changes currently impact only a small portion of our advertising business, they could limit our ability to expand the relevant advertising products in the future. Similarly, if application marketplaces change their policies — or interpretations of their policies — in a manner that adversely impacts the way in which we offer our services, or how we or our partners collect, use and share data from users, our ability to maintain and expand our base of advertisers will be harmed. However, if we do not comply with these requirements, we could lose access to the app store and users, and our business would be harmed. For example, on multiple occasions in recent years, Apple has required us to provide more information and make changes to our iOS applications based on new interpretations of its policies. Although our apps have remained available in the Apple app store, resolving these issues was time consuming and required additional expenditures. We cannot guarantee that similar issues will not arise again in the future or that, if they do, we would be able to resolve them at a reasonable cost or in a timely manner.

We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our employees, including our senior management team, our product and engineering teams, marketing professionals and advertising sales staff. All of our U.S. employees, including all but one of our executive officers, are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. Any changes in our senior management team in particular, even in the ordinary course of business, may be disruptive to our business. While we seek to manage these transitions carefully, including by establishing strong processes and procedures and succession planning, such changes may result in a loss of institutional knowledge and cause disruptions to our business. If our senior management team fails to work together effectively or execute our plans and strategies on a timely basis as a result of management turnover or otherwise, our business could be harmed.

Our ability to execute on our key strategic initiatives depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees while maintaining the beneficial aspects of our company culture, which may be more difficult with a distributed workforce. Qualified individuals are in high demand and we expect to continue to face significant competition from other companies in hiring such personnel. In recent years, we have undertaken a significant shift in our compensation mix away from equity toward cash, and the incentives to attract, retain and motivate employees provided by our current cash-focused compensation arrangements may not be as effective as our previous compensation arrangements. Identifying, recruiting, training and integrating new hires will require significant time, expense and attention; as a result, we may incur significant costs to attract them before we can validate their productivity. If we fail to manage our hiring needs effectively, our efficiency and ability to meet our forecasts, as well as employee morale, productivity and retention, could suffer, and our business and operating results could be adversely affected.

We face intense competition in rapidly evolving markets, and expect competition to increase in the future.

We compete in rapidly evolving and intensely competitive markets, and we expect competition to intensify further in the future with the emergence of new technologies, such as AI, and market entrants. We face competition for users, content, and customers, including from: online search engines and directories, including those incorporating AI technologies; traditional, offline business guides and directories; online and offline providers of consumer ratings, reviews and referrals; social media platforms and features; providers of online marketing and tools for managing and optimizing advertising campaigns; various forms of traditional offline advertising; restaurant reservation and seating tools; food ordering and delivery services; and home and/or local services-related platforms and offerings.

Our competitors may enjoy competitive advantages, such as greater name recognition, longer operating histories, substantially greater market share, large existing user bases and substantially greater financial, technical and other resources. These companies may use these advantages to offer products similar to ours at a lower price, develop different products to compete with our current solutions and respond more quickly and effectively than we do to new or changing opportunities, technologies, standards or client requirements. For example, competitors may use their substantial financial resources to secure positions as the default or exclusive option in web browsers, mobile devices or other potential sources of traffic and app downloads, as Alphabet Inc., the parent company of Google, pays for Google to be the default search engine in Apple's Safari browser. In particular, major Internet companies, such as Google and Meta, may be more successful than us in developing and marketing online advertising and other services directly to local businesses, and may leverage their relationships based on other products or services to gain additional share of advertising budgets. Certain competitors could also use strong or dominant positions in one or more markets to gain competitive advantage against us in areas in which we operate, including by:

- integrating review platforms, local offerings or other competitive products into products they control, such as search engines, web browsers or mobile device operating systems;

- leveraging their control of products to induce third parties to preference products that compete with ours;

- making acquisitions;

- changing their unpaid search result rankings to preference or promote their own products;

- refusing to enter into or renew licenses on which we depend;

- limiting or denying our access to advertising measurement or delivery systems;

- limiting our ability to target or measure the effectiveness of ads; or

- making access to our platform more difficult.

These risks may be exacerbated by the trend in recent years toward consolidation among online media companies, potentially allowing our larger competitors to offer bundled or integrated products that feature alternatives to our platform.

To compete effectively, we must continue to invest significant resources in product development to enhance user experience and engagement, as well as sales and marketing to expand our base of advertisers. However, there can be no assurance that we will be able to compete successfully for users and customers against existing or new competitors, and failure to do so could result in loss of existing users, reduced revenue, increased marketing expenses or diminished brand strength, any of which could harm our business.

We rely on third-party service providers and strategic partners for many aspects of our business, and any failure to maintain these relationships could harm our business.

We rely on relationships with various third parties to grow our business, including strategic partners and technology and content providers. For example, we rely on third parties for data about local businesses, mapping functionality, payment processing, information technology and systems, network infrastructure and administrative software solutions. We also rely on partnership integrations for various transactions available through Yelp, including Grubhub for food-ordering services. Identifying, negotiating and maintaining relationships with third parties require significant time and resources, as does integrating their data, services and technologies onto our platform. This may divert the attention of our management and employees from other aspects of our business operations, and there can be no assurance that we will be able to continue to realize the intended benefits of any given partnership.

It is possible that third-party providers and strategic partners may not be able to devote the resources we expect to the relationships. We may also have competing interests and obligations with respect to certain of our partners, which may make it

difficult to maintain, grow or maximize the benefit for each partnership. For example, we have historically relied on the integration of our content into Apple Maps to drive a significant amount of traffic to our website and downloads of our application. If Apple were to offer products competitive with ours, such as local business reviews, our relationship with Apple would be negatively impacted and our longstanding partnership may be difficult to maintain as a result. Although traffic and app downloads driven by Apple Maps are decreasing following certain changes to the display of our content in Apple Maps, if our partnership with Apple ended, we would be required to further increase our marketing spend to drive traffic and downloads from alternate sources, which would adversely affect our financial results. Similarly, our entry into the online reservations space with our acquisition of SeatMe, Inc. in 2013 put us in competition with OpenTable, which led to the end of our partnership with OpenTable in 2015. If our relationships with our partners and providers deteriorate, we could suffer increased costs and delays in our ability to provide consumers and advertisers with content or similar services. As in the case of the expiration or termination of any of our agreements with third-party providers, transitioning from one partner or provider to another could subject us to operational delays and inefficiencies and we may not be able to replace the services provided to us in a timely manner or on terms that are favorable to us, if at all.

In addition, we exercise limited control over our third-party partners and vendors, which makes us vulnerable to any errors, interruptions or delays in their operations. If these third parties experience any service disruptions, financial distress or other business disruption, or difficulties meeting our requirements or standards, it could make it difficult for us to operate some aspects of our business. For example, we rely on AWS cloud computing infrastructure to host our website, mobile app and many of the internal tools we use to operate our business. Any significant disruption or limitation of our access to or other interference with our use of AWS would negatively impact our operations and business, including potentially causing harm to our reputation, results of operations and financial results. Any transition of the cloud services currently provided by AWS to another provider could cause us to incur significant time and expense, and any unplanned transition could also disrupt or degrade our ability to deliver our products and services.

Similarly, the actions of our partners may affect our brand if users or customers do not have a positive experience interacting with or through them. For example, if advertisers do not have a positive experience purchasing our advertising products through our resale partners, such as Thryv, or the agency participants in our Yelp Ads Certified Partners Program, they may not continue advertising with us, which would negatively affect our revenue and operating results. Although such partners are contractually obligated to observe certain standards and best practices while selling our advertising products, our ability to ensure their compliance is limited. Any disagreements or disputes with these or other partners about our respective contractual obligations — which we have had in the past and may have again from time to time in the future — could result in legal proceedings or negatively affect our brand and reputation. Any termination of a partnership agreement, including as a result of disagreements or disputes, could also negatively impact our revenue.

If we fail to manage our employee operations and organization effectively, our brand, results of operations and business could be harmed.

Our employee operations are complex and place substantial demands on management and our operational infrastructure. These operations may be negatively affected by a range of external factors that are not within our control, including catastrophic events, such as earthquakes or fires, and public health crises, such as the COVID-19 pandemic. Such factors may have a substantial impact on employee attendance or productivity, and the extent and duration of their impact are typically uncertain; if we are not able to respond to and manage the impact of such events effectively, our business will be harmed. For example, our rapid and broad-based shift to a remote working environment in connection with the COVID-19 pandemic added to the complexity of our employee operations by creating productivity, connectivity, security and oversight challenges. While we believe these challenges have been addressed, we expect similar challenges to arise in the future as we continue to operate with a distributed workforce going forward. Addressing these challenges could adversely affect our company culture and will require the attention of our executive team and other key employees, which could adversely affect our business.

As our business matures, we make periodic changes and adjustments to our organization in response to various internal and external considerations, including market opportunities, the competitive landscape, new and enhanced products, acquisitions, sales performance, availability of employee talent and costs. In some instances, these changes have resulted in a temporary lack of focus and reduced productivity, which may occur again in connection with any future changes to our organization and may negatively affect our results of operations. If we are unable to adapt quickly and effectively to changes or adjustments to our organization, our business will be harmed.

We may also need to improve our operational, financial and management systems and processes to support our large and distributed workforce, which may require significant capital expenditures and allocation of valuable management and employee resources, as well as subject us to the risk of over-expanding our operating infrastructure. For example, it can be difficult to train thousands of sales employees across multiple offices according to the same business standards, practices and laws, and we

have been the subject of lawsuits alleging that we have failed to do so. If we fail to scale our operations successfully and increase productivity, the quality of our platform and efficiency of our operations could suffer, which could harm our brand, results of operations and business.

Consumers frequently access online services through a variety of platforms other than desktop computers, including mobile devices. If we are unable to operate effectively on such devices or our products for such devices are not compelling, our business could be adversely affected.

Consumers frequently access the Internet through devices other than desktop computers, including mobile phones, tablets, handheld computers, voice-assisted speakers, automobiles and television set-top devices. We generate a substantial majority of our revenue from advertising delivered on mobile devices, and anticipate that this will continue to be the case for the foreseeable future. As a result, we must continue to drive adoption of and user engagement on our mobile platform, and on our mobile app in particular, which is less reliant on search results for traffic than our website. If we are unable to drive continued adoption of and engagement on our mobile app, our business may be harmed and we may be unable to decrease our reliance on traffic from Google and other search engines.

In order to attract and retain engaged users of our platform on mobile and other alternative devices, the products and services we introduce on such devices must be compelling. However, the functionality and user experience associated with some alternative devices may make the use of our platform and products more difficult than through a desktop computer. For example, devices with small screen sizes or that lack a screen may exacerbate the risks associated with how and where our website is displayed in search results because they display or otherwise present fewer search results than desktop computers. We also expect that the ways in which users engage with our platform will continue to change over time as users increasingly engage via alternative devices. This may make it more difficult to develop products that consumers find useful, may make it more difficult for us to monetize our products and may also negatively affect our content if users do not continue to contribute high-quality content through such devices.

Similarly, as new devices and platforms develop, advertiser demand may increase for products that we do not offer or that may alienate our user base, which we must balance against our commitment to prioritizing the quality of user experience over short-term monetization. If we are not able to balance these competing considerations successfully to develop compelling advertising products, advertisers may stop or reduce their advertising with us and we may not be able to generate meaningful revenue from alternative devices despite the expected growth in their usage.

As new devices and platforms are continually being released, it is also difficult to predict the problems we may encounter in adapting our products and services — and developing competitive new products and services — to them, and we may need to devote significant resources to the creation, support and maintenance of such products. Our success will be dependent on the interoperability and compliance of our products with a range of technologies, systems, networks and standards that we do not control, such as mobile operating systems like Android and iOS. For example, in 2021, Apple made certain changes to its products and data use policies in connection with changes to its iOS operating system that reduce our ability to target and measure advertising. While these changes currently impact only a small portion of our advertising business, they could limit our ability to expand the relevant advertising products in the future. We may not be successful in developing products that operate effectively with these technologies, systems, networks and standards or in creating, maintaining and developing relationships with key participants in related industries, some of which may be our competitors.

If we experience difficulties or increased costs in integrating our products into alternative devices, or if manufacturers elect not to include our products on their devices, make changes that degrade the functionality of our products, give preferential treatment to competitive products or prevent us from delivering advertising, our user growth and operating results may be harmed. This risk may be exacerbated by the frequency with which users change or upgrade their devices; in the event users choose devices that do not already include or support our platform or do not install our products when they change or upgrade their devices, our traffic and user engagement may be harmed.

If we fail to generate, maintain and recommend sufficient content from our users that consumers find relevant, helpful and reliable, our traffic and revenue will be negatively affected.

Our success depends on our ability to attract consumer traffic with valuable content, which in turn depends on the quantity and quality of the content provided by our users, as well as consumer perceptions of the relevance, helpfulness and reliability of that content. We may be unable to provide consumers with valuable information if our users do not contribute sufficient content or if our users remove content they previously submitted. For example, users may be unwilling to contribute content as a result of concerns that they may be harassed or sued by the businesses they review, instances of which have occurred in the past and may occur again in the future.

Consumers also may not find the content on our platform to be valuable if they do not perceive it as relevant, helpful or reliable. For example, we do not phase out or remove dated reviews, and consumers may view older reviews as less relevant or reliable than more recent reviews. If the high concentration of reviews in our restaurants and shopping categories creates a perception that our platform is primarily limited to these categories, consumers may not believe that we can provide them with helpful information about businesses in other categories and seek that information elsewhere.

Our automated recommendation software is a critical part of our efforts to provide consumers with relevant, helpful and reliable content. However, although we have designed our technology to avoid recommending content that we believe to be biased, unreliable or otherwise unhelpful, we cannot guarantee that our efforts will be successful, or that each of the recommended reviews available on our platform at any given time is useful or reliable. If our automated software does not recommend helpful content or recommends unhelpful content, consumers may reduce or stop their use of our platform.

Our business depends on a strong brand. Maintaining, protecting and enhancing our brand requires significant resources and our efforts to do so may not be successful.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting and enhancing the "Yelp" brand are critical to expanding our base of users and advertisers and increasing the frequency with which they use our solutions. If we fail to maintain and enhance our brand successfully, or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

Our ability to do so will depend largely on our ability to maintain business owner and consumer trust in the integrity of our products and in the quality of the user content and other information found on our platform, which we may not do successfully. Although we dedicate significant resources to these goals, we may fail to respond to user or business owner concerns expeditiously or in a manner they perceive to be appropriate, which could erode confidence in our brand. For example, some consumers and businesses have alternately expressed concern that our technology either recommends too many reviews, thereby recommending some reviews that may not be legitimate, or too few reviews, thereby not recommending some reviews that may be legitimate. The actions of our partners, over whom we have limited, if any, control, may also affect the perceived integrity of our brand if users or advertisers do not have a positive experience interacting with or through them. In addition, our website and mobile app serve as a platform for expression by our users, and third parties or the public at large may attribute the political or other sentiments expressed by users on our platform to us, which could harm our reputation.

Negative publicity about our company, including our technology, sales practices, personnel, customer service, litigation, strategic plans or political activities, could also diminish confidence in our brand and the use of our products. Certain media outlets have previously reported allegations, although untrue, that we manipulate our reviews, rankings and ratings in favor of our advertisers and against non-advertisers. Although we have taken action to combat this perception, our reputation and brand, and our traffic and business in turn, may suffer if negative publicity about our company persists or if users otherwise perceive that our content is manipulated or biased. Allegations and complaints regarding our business practices, and any resulting negative publicity, may also result in increased regulatory scrutiny of our company. In addition to requiring management time and attention, any regulatory inquiry or investigation could itself result in further negative publicity regardless of its merit or outcome.

Trademarks are also an important element of our brand and require substantial investments to maintain, which may not be successful. We have faced in the past, and may face in the future, oppositions from third parties to our applications to register key trademarks. If we are unsuccessful in defending against these oppositions, our trademark applications may be denied. Whether or not our trademark applications are denied, third parties may claim that our trademarks infringe their rights. As a result, we could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of our brand. Doing so could harm our brand recognition and adversely affect our business. Conversely, if we are unable to prevent others from misusing our brand or passing themselves off as being endorsed or affiliated with us, it could harm our reputation and our business could suffer. For example, we have encountered instances of reputation management companies falsely representing themselves as being affiliated with us when soliciting customers; this practice could be contributing to the perception that business owners can pay to manipulate reviews, rankings and ratings.

We may acquire or invest in other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results. We may also be unable to realize the expected benefits and synergies of any acquisitions or investments.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, user and advertiser demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses or technologies rather than through internal development. Similarly, we

may pursue investments in privately held companies in furtherance of our strategic objectives. We have limited experience as a company in the complex processes of acquiring and investing in businesses and technologies. The pursuit of potential future acquisitions or investments may divert the attention of management and in many cases causes us to incur expenses in identifying, investigating and pursuing transactions, whether or not they are consummated.

Acquisitions that are consummated could result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our results of operations. The incurrence of debt in particular could result in increased fixed obligations or include covenants or other restrictions that would impede our ability to manage our operations. In addition, any transactions we announce could be viewed negatively by users, businesses or investors. We may also fail to accurately forecast the financial impact of a transaction, including tax and accounting charges.

We have in the past and may in the future discover liabilities or deficiencies associated with the companies or assets we acquire or invest in that we did not identify in advance, which may result in significant unanticipated costs or losses. The effectiveness of our due diligence review and our ability to evaluate the results of such due diligence are dependent upon the accuracy and completeness of statements and disclosures made by the companies we acquire or their representatives, as well as the limited amount of time in which acquisitions are executed.

In order to realize the expected benefits and synergies of any acquisition that is consummated, we must meet a number of significant challenges that may create unforeseen operating difficulties and expenditures, including:

- integrating operations, strategies, services, sites and technologies of an acquired company;

- managing the post-transaction business effectively;

- retaining and assimilating the employees of an acquired company;

- retaining existing customers and strategic partners, and minimizing disruption to existing relationships, as a result of any integration of new personnel or departure of existing personnel;

- difficulties in the assimilation of corporate cultures;

- implementing and retaining uniform standards, controls, procedures, policies and information systems; and

- addressing risks related to the business of an acquired company that may continue to impact the business following the acquisition.

Any inability to integrate services, sites and technologies, operations or personnel in an efficient and timely manner could harm our results of operations. Transition activities are complex and require significant time and resources, and we may not manage the process successfully, particularly if we are managing multiple transactions concurrently. Our ability to integrate complex acquisitions is unproven, particularly with respect to companies that have significant operations or that develop products with which we do not have prior experience. We expect to invest resources to support any future acquisitions, which will result in ongoing operating expenses and may divert resources and management attention from other areas of our business. We cannot assure you that these investments will be successful. Even if we are able to integrate the operations of any acquired company successfully, we may not realize the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the transaction, or we may not achieve these benefits within a reasonable period of time.

Similarly, investments in private companies are inherently risky in that such companies are typically at an early stage of development, may have no or limited revenues, may not be or may never become profitable, may not be able to secure additional funding or their technologies, services or products may not be successfully developed or introduced into the market. The success of any such investment is typically dependent on a liquidity event, such as a public offering or acquisition. If any company in which we invest decreases in value, we could lose all or part of our investment. These risks would be heightened to the extent any such investment is a minority investment in which we have limited management or operational control over the business.

We are committed to providing a great consumer experience, which may cause us to forgo short-term gains and advertising revenue.

We base many of our decisions on our commitment to providing the consumers who use our platform with a great experience. In the past, we have forgone, and we may in the future forgo, certain expansion or revenue opportunities that we believe excessively degrade the consumer experience, even if such decisions negatively impact our results of operations in the short term. For example, we phased out our brand advertising products in part because demand in the brand advertising market shifted toward products disruptive to the consumer experience. Any decisions we make that prioritize consumers may

negatively impact our relationship with existing or prospective advertisers. For example, unless we believe that a review violates our terms of service, such as reviews that contain hate speech or bigotry, we will allow the review to remain on our platform, even if the business disputes its accuracy. Certain advertisers may therefore perceive us as an impediment to their success as a result of reviews and ratings that are critical of them. This practice could result in a loss of advertisers, which in turn could harm our results of operations. However, we believe that this approach has been essential to our success in attracting users and increasing the frequency with which they use our platform. As a result, we believe this approach has served the long-term interests of our company and our stockholders and will continue to do so in the future.

Our aspirations and disclosures related to ESG matters expose us to risks that could adversely affect our reputation and performance.

We have established and publicly announced environmental, social and governance ("ESG") goals, including our commitments to advancing racial and gender equality within our workforce and reducing our carbon footprint. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our failure to accomplish or accurately track and report on these goals on a timely basis, or at all, could adversely affect our reputation, financial performance and growth, and expose us to increased scrutiny from the investment community as well as enforcement authorities and private litigation. Further, if our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees, and our attractiveness as an investment, business partner, acquiror or service provider could be negatively impacted. Conversely, maintaining focus on ESG goals may also expose us to scrutiny from members of the investment community or enforcement authorities who may disagree with aspects of our ESG work.

Standards for tracking and reporting ESG matters continue to evolve. Our use of disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. This may result in a lack of consistent or meaningful comparative data from period to period or between Yelp and other companies in the same industry. In addition, our processes and controls may not comply with evolving standards for identifying, measuring and reporting ESG metrics, including ESG-related disclosures that may be required of public companies by the SEC and other regulators, and such standards may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals or ability to achieve such goals in the future.

Risks Related to Our Technology and Intellectual Property

Our business is dependent on the uninterrupted and proper operation of our technology and network infrastructure. Any significant disruption in our service could damage our reputation, result in a potential loss of users and engagement and adversely affect our results of operations.

It is important to our success that users in all geographies in which we operate be able to access our platform at all times. If our platform is unavailable when users attempt to access it or it does not load as quickly as they expect, users may seek other services to obtain the information for which they are looking, and may not return to our platform as often in the future, or at all. This would negatively impact our ability to attract users and advertisers and increase the frequency with which they use our platform.

We have previously experienced, and may experience in the future, service disruptions, outages and other performance problems. Such performance problems may be due to a variety of factors, including those set forth below; however, in some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time.

- *Infrastructure Changes and Capacity Constraints*. We may experience capacity constraints due to an overwhelming number of users accessing our platform simultaneously. It may become increasingly difficult to maintain and improve the availability of our platform, especially during peak usage times, as our products become more complex and our traffic increases.

- *Human or Software Errors*. Our products and services are highly technical and complex, and may contain errors or vulnerabilities that could result in unanticipated downtime for our platform. Users may also use our products in unanticipated ways that may cause a disruption in service for other users attempting to access our platform. We may encounter such difficulties more frequently as we acquire companies and incorporate their technologies into our service.

- *Service Providers*. We rely on a number of providers of infrastructure and software services, including AWS. Although we use these systems and services in a manner designed to achieve high reliability and minimize risk, large-scale outages affecting our service providers could negatively impact our ability to maintain the full functionality of our systems.

- *Catastrophic Occurrences*. Our systems are vulnerable to damage or interruption from earthquakes, fires, floods, power losses, telecommunications failures, terrorist attacks and similar events. Acts of terrorism, which may be targeted at metropolitan areas that have higher population densities than rural areas, could cause disruptions in our or our advertisers' businesses or the economy as a whole. While our distributed operations may help to reduce this risk in the context of local or regional catastrophic events, coordinating a response to a larger-scale event could be complex and we may not manage it successfully.

We may not have sufficient protection or recovery plans in certain circumstances, such as a large-scale outage affecting our major service providers, such as AWS, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Our disaster recovery program contemplates transitioning our platform and data to a backup center in the event of a catastrophe. Although this program is functional, if our primary data center shuts down, there will be a period of time that our services will remain shut down while the transition to the back-up data center takes place. During this time, our platform may be unavailable in whole or in part to our users.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology in a cost-effective manner, while at the same time maintaining the reliability and integrity of our systems and infrastructure, our business and operating results may be harmed.

If our security measures are compromised, or if our platform is subject to attacks that degrade or deny the ability of users to access our content, users may curtail or stop use of our platform.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data, or to disrupt our ability to provide our services. Any failure to prevent or mitigate security breaches could expose us to the risk of loss or misuse of private user and business information, which could result in potential liability and litigation. We may be a particularly compelling target for such attacks as a result of our brand recognition.

Computer viruses, break-ins, malware, social engineering (particularly spear phishing attacks), attempts to overload servers with denial-of-service or other attacks and similar disruptions from unauthorized use of computer systems have become more prevalent in our industry, have occurred on our systems in the past and are expected to occur periodically on our systems in the future. Our distributed workforce could impact the security of our systems, as well as our ability to protect against attacks and detect and respond to them quickly. We also face risks associated with security breaches affecting our third-party partners and service providers. A security breach at any such third party could be perceived by consumers as a security breach of our systems and result in negative publicity, damage to our reputation and expose us to other losses.

Cyber-attacks continue to evolve in sophistication and volume, and may be inherently difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and prevent data loss and other security breaches, the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, often are not recognized until launched against a target or long after, and may originate from less regulated and more remote areas around the world. As a result, these preventative measures may not be adequate and we cannot assure you that they will provide absolute security. Although none of the disruptions we have experienced to date have had a material effect on our business, any future disruptions could lead to interruptions, delays or website shutdowns, causing loss of critical data or the unauthorized disclosure or use of personally identifiable or other confidential information. Even if we experience no significant shutdown or no critical data is lost, obtained or misused in connection with an attack, the occurrence of such attack or the perception that we are vulnerable to such attacks may harm our reputation, degrade the user experience, cause loss of confidence in our products or result in financial harm to us.

Any or all of these issues could negatively impact our ability to attract new users, deter current users from returning to our platform, cause existing or potential advertisers to cancel their contracts or subject us to third-party lawsuits or other liabilities. For example, we work with third-party vendors to process credit card payments by users and businesses, and are subject to payment card association operating rules. Compliance with applicable operating rules, however, will not necessarily prevent illegal or improper use of our payment systems, or the theft, loss or misuse of payment information. If our security measures fail to prevent fraudulent credit card transactions and protect payment information adequately as a result of employee error, malfeasance or otherwise, or we fail to comply with the applicable operating rules, we could be liable to the users and businesses for their losses, as well as the vendor under our agreement with it, and be subject to fines and higher transaction fees. In addition, government authorities could also initiate legal or regulatory actions against us in connection with such incidents, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices.

Failure to protect or enforce our intellectual property rights could harm our business and results of operations.

We regard the protection of our trade secrets, copyrights, trademarks, patent rights and domain names as critical to our success. In particular, we must maintain, protect and enhance the "Yelp" brand. We strive to protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We pursue the registration of our domain names, copyrights, trademarks and service marks in the United States and in certain jurisdictions abroad. While we have pursued a number of patent applications, we currently have only limited patent protection for our core business, which may make it more difficult to assert certain of our intellectual property rights. We typically enter into confidentiality and invention assignment agreements with our employees and contractors, as well as confidentiality agreements with parties with whom we conduct business in order to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation or disclosure of our proprietary information or deter independent development of similar technologies by others, which may diminish the value of our brand and other intangible assets and allow competitors to more effectively mimic our products and services.

Effective trade secret, copyright, trademark, patent and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. Seeking protection for our intellectual property is expensive, time consuming and may not be successful; accordingly, we may determine not to seek such protections for all of our intellectual property or in every location in which we operate. Litigation may become necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of proprietary rights claimed by others. For example, we may incur significant costs in enforcing our trademarks against those who attempt to imitate our "Yelp" brand. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results.

Some of our products contain open source software or incorporate AI, each of which may pose particular risks to our business.

We have used open source software in our products and will use open source software in the future. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we developed using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business and operating results.

We are also increasingly incorporating AI and AI-generated content into our platform, products and services, including using it to recommend relevant content to our users, summarize content and enhance our advertising products and systems, among other things. There are significant risks involved in developing and deploying AI, and there can be no assurance that our usage of AI will enhance our products or benefit our business. For example, our AI-enabled products may not operate properly or as we expect them to. If the recommendations, analyses or other content incorporated into or produced by such products are (or are perceived to be) deficient, biased or inaccurate, we could be subject to competitive harm, potential legal liability and brand or reputational harm. In addition, certain rights related to AI technologies and AI-generated content, including those granted under copyright laws, have not been fully addressed by U.S. courts or by federal or state laws or regulations. This uncertainty exposes us to risks with respect to both our ability to adequately protect the intellectual property underlying our AI technologies and the content generated by such technologies, as well as our inadvertent infringement of third-party intellectual property. It is also uncertain how existing laws granting protections to online services for display of third-party content, such as CDA 230, will apply to AI-generated content. If we are unable to mitigate these risks, or if we incur excessive expenses in our efforts to do so, our reputation, business operating results and financial condition may be harmed.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered domain names for the websites that we use in our business, such as Yelp.com. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us substantial harm or cause us to incur significant

expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered by others in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management's attention.

Risks Related to Our Financial Statements and Tax Matters

We expect a number of factors to cause our operating results to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our operating results could vary significantly from period to period as a result of a variety of factors, many of which may be outside of our control. This volatility increases the difficulty in predicting our future performance and means comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risk factors discussed in this section, factors that may contribute to the volatility of our operating results include:

- the impact of macroeconomic conditions, including the current uncertain economic environment, as well as the resulting effect on consumer spending at local businesses and the level of advertising spending by local businesses;

- changes in advertiser budgets or their ability to pay for our products, including due to the impact of adverse macroeconomic conditions;

- changes in consumer behavior with respect to local businesses, including as a result of adverse macroeconomic conditions;

- changes in the products we offer and the market acceptance of those products and online advertising solutions generally;

- changes or updates to our business strategies;

- changes in our pricing policies and terms of contracts, whether initiated by us or as a result of competition;

- changes in the markets in which we operate, such as the wind down of our international sales and marketing operations to focus on our core markets of the United States and Canada;

- cyclicality and seasonality, which has become more pronounced since we transitioned to non-term contracts and may become further pronounced as our growth rate slows;

- the effects of changes in search engine placement and prominence;

- the adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, such as the repeal of Internet neutrality regulations in the United States;

- the success of our sales and marketing efforts;

- adverse litigation judgments, settlements or other litigation-related costs, including the costs associated with investigating and defending claims;

- interruptions in service and any related impact on our reputation;

- changes in our tax rates or exposure to additional tax liabilities;

- new accounting pronouncements or changes in existing accounting standards and practices; and

- the effects of natural or man-made catastrophic events.

We rely on data from both internal tools and third parties to calculate certain of our performance metrics. Real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain performance metrics — including the number of unique devices accessing our mobile app in a given period, paying advertising locations, active claimed local business locations, ad clicks and CPCs — with internal tools, which are not independently verified by any third party. Our internal tools have a number of limitations and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including key metrics that we report. If the internal tools we use to track these metrics over- or under-count performance or contain algorithm or other technical errors, the data we report may not be accurate and our understanding of certain details of our business may be distorted, which could affect our longer-term strategies. For example, in 2018, we discovered a software error that caused our

previously reported claimed local business locations metric to be overstated for the third quarter of 2017 through the first quarter of 2018, and revised them accordingly. Our metrics may also be affected by mobile applications that automatically contact our servers for regular updates with no discernible user action involved; this activity can cause our system to count the device associated with the app as an app unique device in a given period. Although we take steps to exclude such activity and, as a result, do not believe it has had a material impact on our reported metrics, our efforts may not successfully account for all such activity.

In addition, certain of our other key metrics — the number of our desktop unique visitors and mobile website unique visitors — are currently calculated based on data from Google Analytics. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, Google Analytics periodically encounters difficulties in providing accurate data for such metrics as a result of a variety of factors, including human and software errors. For example, we have discovered in certain prior periods that portions of our desktop traffic, as measured by Google Analytics, were attributable to robots. Because the traffic from robots does not represent valid consumer traffic, our reported desktop unique visitor metric for impacted periods reflected an adjustment to the Google Analytics measurement of our traffic to remove traffic identified as originating from robots to provide greater accuracy and transparency. We expect these challenges to continue to occur for the duration of our use of Google Analytics and that we will make similar adjustments in the future if we determine that our traffic metrics are materially impacted by robot or other invalid traffic.

There are also inherent challenges in measuring usage across our large user base. For example, because our traffic metrics are based on users with unique identifiers, an individual who accesses our website from multiple devices with different identifiers may be counted as multiple unique visitors, and multiple individuals who access our website from a shared device with a single identifier may be counted as a single unique visitor. In addition, although we use technology designed to block low-quality traffic, such as robots, spiders and other software, we may not be able to prevent all such traffic, and such technology may have the effect of blocking some valid traffic. For these and other reasons, the calculations of our desktop unique visitors and mobile website unique visitors may not accurately reflect the number of people actually visiting our website.

We are continually seeking to improve our ability to measure these key metrics, and regularly review our processes to assess potential improvements to their accuracy. Similarly, Google Analytics also makes periodic changes and updates to their tools and methodologies. Google has announced that it will no longer offer the Universal Analytics version of its Google Analytics product, which we currently use, as of July 1, 2024. We plan to begin reporting our web traffic metrics based on internal measurement tools for the year ending December 31, 2024, which we believe will allow us to better analyze web traffic data. However, we have not yet finalized the methodology that we will use to measure our web traffic metrics, which are complex, require significant judgment and are susceptible to technical errors. We will also need to ensure that our internal data collection and reporting processes align with our new methodology. These changes to our web traffic metrics will result in inconsistency between new data and previously reported data, and we may not have the necessary data to provide an overlapping transition period. As a result, investors may perceive the transition as abrupt and the new data we report may not be comparable to data from prior periods, which could be confusing, raise questions about the integrity of our data, and may harm our reputation and harm our reputation.

Our measures of traffic and other key metrics may differ from estimates published by third parties (other than those whose data we use to calculate our key metrics) or from similar metrics of our competitors. In addition, as both the industry in which we operate and our business continue to evolve, so too might the metrics by which we evaluate our business. We may revise or cease reporting metrics if we determine such metrics are no longer accurate or appropriate measures of our performance. For example, we stopped reporting our claimed local business locations metric and instead disclose the number of active claimed local business locations, which we believe provides a better measure of the number of businesses that represent the highest quality leads available to our local sales force than our claimed local business locations metric. We also phased out our paid advertising accounts metric and replaced it with paid advertising locations, which we believe provides a better measurement of our market penetration. If our users, advertisers, partners and stockholders do not perceive our metrics to be accurate representations, or if we discover material inaccuracies in our metrics, our reputation may be harmed.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to maintain profitability. Our failure to achieve an adequate growth rate will adversely affect our business and results of operations.

You should not rely on the revenue growth of any prior quarterly or annual period, or the net income we realize in certain periods, as an indication of our future performance. Although our revenues have grown over time, increasing from $12.1 million in 2008 to $1.34 billion in 2023, our revenue growth rate has declined in certain recent periods as a result of a variety of factors, including the maturation of our business. Moreover, our strategy to grow our business involves significant risks and executing on it may prove more difficult than we currently anticipate.

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Our revenue has also been significantly negatively impacted as businesses reduced their advertising spending as a result of adverse macroeconomic conditions. While advertiser demand was generally strong in 2023, economic uncertainty and inflationary pressures, as well as concerns related to severe weather and the prevalence of respiratory illnesses, among other adverse macroeconomic conditions, resulted in web traffic remaining approximately flat and app unique devices decreasing slightly year over year, with both remaining below pre-pandemic 2019 levels. Our RR&O categories have been particularly sensitive to changes in consumer confidence. We cannot predict the remaining duration of the current adverse economic conditions or the duration or magnitude of the adverse impact on our revenue.

Historically, our costs have increased each year and we expect our costs to increase in future periods as we continue to expend substantial financial resources on:

- product and feature development;

- sales and marketing;

- our technology infrastructure;

- market development efforts;

- strategic opportunities, including commercial relationships and acquisitions;

- our stock repurchase program; and

- general administration, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in our business. Our expenses may grow faster than our revenue and may be greater than we anticipate in a particular period or over time. If we are unable to maintain adequate revenue growth and to manage our expenses, we may continue to incur significant losses in the future and may not be able to maintain profitability.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history at the current scale of our business in an evolving industry that may not develop as expected, if at all. If the demand for connecting consumers and local businesses does not develop as we expect, or if we fail to address the needs of this demand, our business will be harmed. As a result, our historical operating results may not be indicative of our future operating results, making it difficult to assess our future prospects. You should consider our business and prospects in light of the risks and difficulties we may encounter in this rapidly evolving industry, which we may not be able to address successfully. These risks and difficulties include numerous factors, many of which we are unable to predict or are outside of our control, including those discussed elsewhere in these Risk Factors. Failure to address these risks and difficulties adequately could harm our business and cause our operating results to suffer.

If we default on our credit obligations, our business, revenue and financial results could be harmed.

Our Revolving Credit and Guaranty Agreement, dated April 28, 2023, with certain lenders and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (the "Credit Agreement"), provides our lenders with a first-priority lien against substantially all of our domestic assets, including certain domestic intellectual property, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations. It contains a number of covenants that limit our ability to, among other things, incur indebtedness, grant liens, make distributions, pay dividends, repurchase shares, make investments, or engage in transactions with our affiliates, merge or consolidate with other companies, sell material businesses or assets, or license or transfer certain of our intellectual property. We are also required to maintain certain financial covenants. Complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to such restrictions.

If we fail to comply with the covenants under the Credit Agreement, lenders would have a right to, among other things, terminate the commitments to provide additional loans under the facility, enforce any liens on collateral securing the obligations under the facility, declare all outstanding loans and accrued interest and fees to be due and payable and require us to post cash collateral to be held as security for any reimbursement obligations in respect of any outstanding letters of credit issued under the facility. If any remedies under the facility were exercised, we may not have sufficient cash or be able to borrow sufficient funds to refinance the debt or sell sufficient assets to repay the debt, which could immediately materially and adversely affect our business, cash flows, operations and financial condition. Even if we were able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us.

Additionally, the Credit Agreement utilizes Secured Overnight Financing Rate ("SOFR") or various alternative methods to calculate the amount of accrued interest on any loans. If a published U.S. dollar SOFR is unavailable, the interest rates on our debt indexed to SOFR will be determined using one of the alternative methods, any of which could, if the revolver is drawn, result in interest obligations that are more than the current form, which could have a material adverse effect on our financing costs.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to our statements of operations.

We have recorded a significant amount of goodwill related to our acquisitions to date, and a significant portion of the purchase price of any companies we acquire in the future may be allocated to acquired goodwill and other intangible assets. Under accounting principles generally accepted in the United States ("GAAP"), we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value of our goodwill and other intangible assets may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered include declines in our stock price, market capitalization and future cash flow projections. If our acquisitions do not yield expected returns, our stock price declines or any other adverse change in market conditions occurs, a change to the estimation of fair value could result.

For example, we performed an impairment test after identifying indicators of impairment during the first quarter of 2020 as a result of COVID-19. While we ultimately recorded only an immaterial impairment charge related to intangible assets as a result of this test, any further adverse changes in our business environment, stock price, market capitalization and future cash flow projections could result in additional impairment charges to our intangible assets or goodwill, particularly if such change impacts any of our critical assumptions or estimates, and may have a negative impact on our financial position and operating results.

We may require additional capital to support business growth, and such capital might not be available on acceptable terms, if at all.

We intend to continue to invest in our business and may require or otherwise seek additional funds to respond to business challenges, including the need to develop new features and products, enhance our existing services, improve our operating infrastructure and acquire complementary businesses and technologies. As a result, we may need to engage in equity or debt financings to secure additional funds. If our access to capital is restricted or our borrowing costs increase as a result of developments in financial markets relating to the current macroeconomic uncertainty or otherwise, our operations and financial condition could be adversely impacted.

If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our common stock. Any future debt financing we secure could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and respond to business challenges could be significantly impaired, and our business may be harmed.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based in part on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value and use our intellectual property and the valuations of our intercompany transactions. For example, our corporate structure includes legal entities located in jurisdictions with income tax rates lower than the U.S. statutory tax rate. Our intercompany arrangements allocate income to such entities in accordance with arm's length principles and commensurate with functions performed, risks assumed and ownership of valuable corporate assets. We believe that income taxed in certain foreign jurisdictions at a lower rate relative to the U.S. statutory rate will have a beneficial impact on our worldwide effective tax rate.

However, significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in relevant tax, accounting and other laws, regulations, principles and interpretations.

In addition, the application of the tax laws of various jurisdictions, including the United States, to our international business activities is subject to interpretation and depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the intended tax consequences, which could increase our worldwide effective tax rate and harm our financial position and results of operations. As we operate in numerous taxing jurisdictions, the application of tax laws can also be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm's-length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property.

Changes in tax laws or tax rulings, or the examination of our tax positions, could materially affect our financial position and results of operations.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Our current practices, existing corporate structure and intercompany arrangements have been implemented in a manner we believe is in compliance with current prevailing tax laws. However, the tax benefits that we intend to eventually derive could be undermined due to changing tax laws or new interpretations of existing laws that are inconsistent with previous interpretations or positions taken by taxing authorities on which we have relied.

For example, the U.S. Tax Cuts and Jobs Act (the "Tax Act"), which was enacted on December 22, 2017, made broad and complex changes to the U.S. tax code, including, among other things, reducing the federal corporate tax rate. Beginning in 2022, the Tax Act required the capitalization of research and development expenses with amortization periods over 5 or 15 years pursuant to Internal Revenue Code Section 174 ("Section 174"). If the requirement to capitalize Section 174 expenditures is not modified, it may significantly impact our cash tax liability in future years. We expect further guidance regarding Section 174 may be forthcoming from regulations, interpretations and rulings from federal and state agencies, the Financial Accounting Standards Board and the SEC, which could impact our consolidated financial statements.

Furthermore, taxing authorities in various jurisdictions worldwide have enacted or proposed new tax laws, rules and regulations directed at taxing the digital economy and multinational entities. Over the last several years, the Organization for Economic Co-operation and Development has been working on a Base Erosion and Profit Shifting Project that, if implemented, would change various aspects of the existing framework under which our tax obligations are determined in certain countries where we do business. Many countries have approved a framework that imposes a minimum tax rate of 15%, among other provisions. As this framework is subject to further negotiation and implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations are uncertain. Various jurisdictions have also unilaterally enacted or are considering a digital services tax on companies that generate revenues from the provision of digital services. These ongoing efforts to modernize the international tax framework and address the digitalization of the global economy could increase our future tax obligations. We will continue to monitor the developments and assess any impacts on our long-term tax planning and consolidated financial statements.

In addition, the taxing authorities in the United States and other jurisdictions where we do business regularly examine our income and other tax returns. The ultimate outcome of these examinations cannot be predicted with certainty. Should the Internal Revenue Service ("IRS") or other taxing authorities assess additional taxes as a result of examinations or changes to applicable law or interpretations of the law, we may be required to record charges to our operations, which could harm our business, operating results and financial condition.

Risks Related to Regulatory Compliance and Legal Matters

We are, and may be in the future, subject to disputes and assertions that we violate the rights of other parties. These disputes may be costly to defend and could harm our business and operating results.

We currently face, and we expect to face from time to time in the future, allegations that we have violated the rights of other parties, including patent, trademark, copyright and other intellectual property rights, privacy or data protection rights of our users, and the rights of current and former employees, users and business owners.

The nature of our business also exposes us to claims relating to the information posted on our platform, including claims for defamation, libel, negligence and patent, copyright or trademark infringement, among others. For example, businesses have in the past claimed, and may in the future claim, that we are responsible for the content of reviews posted by our users. We expect claims like these to continue, and potentially increase in proportion to the amount of content on our platform. In some instances,

we may elect or be compelled to remove the content that is the subject of such claims, or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims. For example, laws in Germany may impose significant fines for failure to comply with certain content removal and disclosure obligations. If we elect or are compelled to remove content from our platform, our products and services may become less useful to consumers and our traffic may decline, which would have a negative impact on our business. This risk may increase if the protections afforded us by CDA 230 are limited by legislative or judicial actions. This risk may also be greater in certain jurisdictions outside of the United States where our protection from such liability may be unclear.

We are also regularly exposed to claims based on allegations of infringement or other violations of intellectual property rights. Companies in the Internet, technology and media industries own large numbers of patent and other intellectual property rights, and frequently enter into litigation. Various "non-practicing entities" that own patents and other intellectual property rights also often aggressively attempt to assert claims in order to extract value from technology companies. From time to time, we receive complaints that certain of our products and services may violate the intellectual property rights of others, and have previously been involved in patent lawsuits, including lawsuits involving plaintiffs targeting multiple defendants in the same or similar suits. While we have pursued a number of patent applications, we currently have only limited patent protection for our core business, and the contractual restrictions and trade secrets that protect our proprietary technology provide only limited safeguards against appropriation. This may make it more difficult to defend certain of our intellectual property rights, particularly related to our core business.

We expect other claims to be made against us in the future, and the results of litigation and claims to which we may be subject cannot be predicted with any certainty. Even if the claims are without merit, the costs associated with defending against them may be substantial in terms of time, money and management distraction. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes, or otherwise involve significant settlement costs. The development of alternative non-infringing technology or practices could require significant effort and expense or may not be feasible. Even if claims do not result in litigation or are resolved in our favor without significant cash settlements, such matters, and the time and resources necessary to resolve them, could harm our business, results of operations and reputation.

Our business is subject to complex and evolving domestic and foreign laws, regulations and other obligations related to privacy, data protection, data security and other matters. Our actual or perceived failure to comply with such laws, regulations and obligations could harm our business.

We are subject to numerous domestic and foreign laws and regulations that involve matters central to our business, including laws regarding privacy, data protection, data security, user-generated content and consumer protection, among others, as described in more detail under the section titled "*Business—Government Regulation.*" For example, we are subject to numerous laws around the world that restrict the collection, use, storing, processing and disclosure of personal information and other user data. We are also subject to a variety of laws, regulations and guidelines that regulate the way we distinguish paid search results and other types of advertising from unpaid search results. We operate in a rapidly evolving industry, and many laws and regulations that impact our business are being proposed, are still evolving or are being tested in courts, which adds to the complexity of operating our business.

Our business could be adversely affected if we are required to change our current policies, practices or the design of our platform, products or features based on new laws, regulations or judicial interpretations. For example, the European Union recently enacted the Digital Services Act ("DSA"), which includes extensive new obligations for online platforms related to content moderation and transparency. The DSA introduces "trusted flaggers" with rights to expedited decisions on the reports they make to platforms, mandates an appeals process for content moderation decisions and gives consumers the right to challenge those decisions with out-of-court settlement bodies. Fines for failing to comply with the DSA can reach 6% of worldwide annual turnover. Aspects of the DSA and other new and emerging laws concerning content moderation and transparency, including in the United States, remain unclear and we may be required to modify our policies and practices further in an effort to comply with them.

Similarly, regulatory frameworks for privacy issues and behavioral advertising are currently in flux worldwide and are trending toward more restrictive obligations. Changes to privacy and data security laws could make it more difficult for consumers to use our platform, resulting in lower traffic and revenue, or make it more difficult for us to provide effective advertising tools to businesses on our platform, resulting in fewer advertisers and lower revenue. Delivering targeted advertising off Yelp in particular is becoming more difficult due to changes in our ability to gather information about user behavior through third-party platforms, new laws and regulations, and consumer resistance. Current and proposed laws and regulations regulate the use of cookies and other tracking technologies, electronic communications and marketing. For example,

in addition to giving residents expansive rights related to their personal information, various state privacy laws restrict the "sale" of personal information, allow users to opt out of targeted advertising and, in certain states, require the adoption of universal opt-out signals for targeted advertising and the sale of data. If these and other future restrictions negatively impact our ability to offer ad products that are highly targeted to audience interests, or to measure the effectiveness of our ad products, such as our ability to offer store-level attribution through integrations with third-party data partners, our ability to maintain and expand our base of advertisers will be harmed. In addition, if we encounter widespread consumer withholding of consent, opt-outs of targeted advertising, or adoption of universal opt-out signals, "do not track" mechanisms or "ad-blocking" software to prevent the collection of personal information for targeted advertising purposes, we may be required to change the way we market our products, our ability to reach new or existing customers may be materially impaired or our operations may be otherwise harmed.

These challenges may be compounded to the extent that different jurisdictions adopt inconsistent or conflicting laws and regulations applicable to our business, which would add complexity to our operations and increase our compliance costs. For example, laws in all states and U.S. territories require businesses to notify affected individuals and governmental entities of the occurrence of certain security breaches affecting personal information. However, these laws are not consistent, and compliance with them in the event of a widespread data breach would be complex and costly. It is also possible that the interpretation and application of various laws and regulations may conflict with other rules or our practices, such as industry standards to which we adhere, our privacy policies and our privacy-related obligations to third parties (including, in certain instances, voluntary third-party certification bodies).

Uncertainty regarding the application and interpretation of existing laws and regulations due to court challenges or evolving legislation may also result in a significantly greater compliance burden for us. For example, there have been ongoing legislative efforts to restrict the scope of the critical liability protections afforded to online platforms like ours under CDA 230, which could increase our content moderation costs and our exposure to liability in connection with the publication of third-party content, including user-generated reviews. There have also been efforts to limit the applicability of CDA 230 to new types of content, such as AI-generated content. Changes to CDA 230 or new interpretations of its application, whether the result of legislative or judicial action, could also cause us to remove more content from our platform, particularly critical consumer commentary, in response to takedown demands that may or may not be legitimate, which would negatively affect the quality and quantity of information available through our service.

In addition to various laws and regulations, we are or may become bound by industry standards and other contractual obligations, particularly related to data privacy and security, and our efforts to comply with such obligations may not be successful. We must also comply with the technical requirements and policies of the search engines, application marketplace operators, mobile operating systems and other third-party products and services on which we rely. For example, Apple has made certain changes to its products and data use policies in connection with changes to its iOS operating system that reduce our ability to target and measure advertising across third-party platforms. Key web browsers, including Chrome, Safari and Firefox, have also indicated that they will no longer support third-party tracking cookies by the end of 2024. If we do not comply with these requirements, which these third parties generally retain discretion to interpret, we could lose access to such products and services, which would harm our business. We also publish privacy policies, marketing materials and other statements, such as compliance with certain third-party certifications, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair or not representative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Our actual or perceived failure to comply with laws, regulations and other obligations has led to, and could lead to further, costly legal actions, which in turn could result in adverse publicity, significant liability and decreased demand for our services, which could adversely affect our business, results of operations and financial condition. For example, our failure or perceived failure to comply with applicable laws and regulations may result, and in some cases has resulted, in inquiries and other proceedings and actions against us by governments, regulations or others. Responding to and resolving any future litigation, investigations, settlements or other regulatory actions may require significant time and resources, and could diminish confidence in, and the use of, our products. We may also be forced to implement new measures to reduce our legal exposure, which may require us to expend substantial resources, delay development of new products or discontinue certain products or features, which would negatively impact our business. For example, if we fail to comply with our privacy-related obligations to users or third parties, or any compromise of security that results in the unauthorized release or transfer of personal information or other user data, we may be compelled to provide additional disclosures to our users, obtain additional consents from our users before collecting or using their information or implement new safeguards to help our users manage our use of their information, among other changes. Any resulting negative publicity could adversely affect our reputation and brand, regardless of whether the internal resources expended and expenses incurred in connection with such inquiries and their resolutions are material.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations has increased, and will likely continue to increase, our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and place significant strain on our personnel, systems and resources. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time. This could result in continuing uncertainty regarding compliance matters, higher administrative expenses and a diversion of management's time and attention. Further, if our compliance efforts differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a public company that is subject to these rules and regulations also makes it more expensive for us to obtain and retain director and officer liability insurance, and we may in the future be required to accept reduced coverage or incur substantially higher costs to obtain or retain adequate coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board and qualified executive officers.

Risks Related to Ownership of Our Common Stock

Our share price has been and will likely continue to be volatile.

The trading price of our common stock has been, and is likely to continue to be, highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. In addition to the factors discussed in these Risk Factors and elsewhere in this Annual Report, factors that may cause volatility in our share price include:

- the impact of the current adverse macroeconomic conditions, as well as the timing and pace of the recovery;
- actual or anticipated fluctuations in our financial condition and operating results;
- changes in projected operating and financial results;
- actual or anticipated changes in our growth rate relative to our competitors;
- repurchases of our common stock pursuant to our stock repurchase program, which could also cause our stock price to be higher that it would be in the absence of such a program and could potentially reduce the market liquidity for our stock;
- announcements of changes in strategy;
- announcements of technological innovations or new offerings by us or our competitors;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;
- additions or departures of key personnel;
- actions of securities analysts who cover our company, such as publishing research or forecasts about our business (and our performance against such forecasts), changing the rating of our common stock or ceasing coverage of our company;
- investor sentiment, including that of derivatives traders, with respect to us or our competitors, business partners and industry in general;
- any disruption to the proper operation of our network infrastructure or compromise of our security measures;
- any failure to maintain effective controls or difficulties encountered in their implementation or improvement;
- reporting on our business by the financial media, including television, radio and press reports and blogs;
- fluctuations in the value of companies perceived by investors to be comparable to us;
- changes in the way we measure our key metrics;
- sales of our common stock;
- changes in laws or regulations applicable to our solutions;
- share price and volume fluctuations attributable to inconsistent trading volume levels of our shares; and

- general economic and market conditions such as recessions or interest rate changes.

Furthermore, the stock markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In some cases, these fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. For example, in January 2018, we and certain of our officers were sued in a putative class action lawsuit alleging violations of the federal securities laws for allegedly making materially false and misleading statements. We may be the target of additional litigation of this type in the future as well. Securities litigation against us could result in substantial costs and divert our management's time and attention from other business concerns, which could harm our business.

We cannot guarantee that our stock repurchase program will be fully consummated or that it will enhance long-term stockholder value. Share repurchases could also increase the volatility of the trading price of our stock and could diminish our cash reserves.

Since we implemented our stock repurchase program in July 2017, our Board has authorized the repurchase of up to an aggregate of $1.95 billion of our common stock, of which $554.7 million remained available as of February 20, 2024 and which does not have an expiration date. Although our Board has authorized this repurchase program, the program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The actual timing and amount of repurchases remain subject to a variety of factors, including liquidity, cash flow and market conditions, all of which may be negatively impacted by the current uncertain macroeconomic conditions. In addition, the terms of our Credit Agreement impose limitations on our ability to repurchase shares during the term of our revolving credit facility. We cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The program could affect the trading price of our stock and increase volatility, and any announcement of a termination of this program may result in a decrease in the trading price of our stock. In addition, this program could diminish our cash and cash equivalents, and marketable securities.

We do not intend to pay dividends for the foreseeable future, and as a result, our stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our Company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change in control or changes in our board and management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our Board to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our Board, the Chair of our Board or our Chief Executive Officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

- prohibit cumulative voting in the election of directors;

- provide that vacancies on our Board may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our Board or the holders of a supermajority of our outstanding shares of capital stock to amend our bylaws and certain provisions of our amended and restated certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Our amended and restated certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware and the U.S. federal district courts will be the exclusive forums for the adjudication of certain disputes, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Yelp to us or our stockholders;

- any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated bylaws; and

- any action asserting a claim against us that is governed by the internal affairs doctrine.

This exclusive-forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Furthermore, section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws provide that the U.S. federal district courts will be the exclusive forum for resolving any compliant asserting a cause of action arising under the Securities Act.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation and bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in such other jurisdictions.

These exclusive-forum provisions further provide that any person or entity that acquires any interest in shares of our capital stock will be deemed to have notice of and consented to such provisions and may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find either exclusive-forum provision to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.

Future sales of our common stock in the public market could cause our share price to decline.

Sales of a substantial number of shares of our common stock in the public market, particularly sales by our directors, officers, employees and significant stockholders, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. As of December 31, 2023, we had 68,863,710 shares of common stock outstanding.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk Management and Strategy

Computer viruses, malware, phishing attacks, denial-of-service attacks and similar cybersecurity threats present a common and constantly evolving risk in our industry. Accordingly, we have incorporated the assessment and management of material risks from cybersecurity threats into our overall risk management process. Our Engineering Security team, which is primarily responsible for identifying, assessing and managing material risks from cybersecurity threats, works with our Chief Technology Officer and other members of management to prioritize our cybersecurity risk management processes and mitigate cybersecurity threats that are most likely to materially impact our business. Our Chief Technology Officer and members of the Engineering Security team regularly report to the Audit Committee of our Board (the "Audit Committee"), which oversees our efforts to monitor and control cybersecurity risk, as discussed further below.

We have implemented and maintain various information security measures, processes, standards and policies, as applicable, designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, as well as the data of our users, customers, partners and employees ("Information Systems and Data"):

- *Risk Identification and Assessment.* The Engineering Security team identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment and the Company's risk profile using various internal resources as well as third-party products and services. For example, depending on the environment, system and data, we use manual and automated tools, including third-party cybersecurity software; subscription reports and services from threat intelligence service providers; scans of the threat environment; audits; and threat assessments.

- *Risk Management.* Depending on the environment, systems and data, we implement and maintain various technical, physical and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data. These include, as applicable to specific environments, systems and data, our Security Incident Response Plan, our Vulnerability Management Policy, data encryption, network security controls and data segregation.

- *Vendor Management.* We also have a vendor management program to manage cybersecurity risks associated with our use of third-party service providers, such as AWS, Oracle and Workday, to perform various functions throughout our business. The program includes risk assessments, security questionnaires and security assessment calls with vendors' security personnel as appropriate. Depending on the nature of the services provided, the characteristics of the affected Information Systems and Data, and the identity of the provider, our process may involve different levels of assessment designed to help identify cybersecurity risks associated with the provider and imposing contractual obligations related to cybersecurity on the provider.

- *Employee Engagement and Education.* In addition to the processes and practices described above, we work to empower employees to recognize and respond to cybersecurity risks. For example, we regularly host hackathons, which encourage our Product and Engineering teams to collaborate to test creative ideas, including for security solutions. In addition to keeping employees informed about cybersecurity best practices throughout the year, our IT and Engineering Security teams host "Hacktober" each October to promote security awareness in honor of National Cyber Security Awareness Month. Hacktober consists of activities such as weekly trivia challenges to help educate employees about how they can securely access corporate systems, recognize and report phishing email attempts, and take other actions to protect Yelp. To test employee readiness, these teams also send simulated phishing emails that direct employees to additional training if they engage with the email contents.

At this time, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations or financial condition. For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see the section titled "*Risk Factors—If our security measures are compromised, or if our platform is subject to attacks that degrade or deny the ability of users to access our content, users may curtail or stop use of our platform.*"

Governance

Our Board oversees the Company's aggregate risk profile and risk management process. The Board administers this oversight function with respect to cybersecurity risks through the Audit Committee, which is responsible for overseeing the Company's cybersecurity risk management processes, including the steps our management has taken to monitor and control cybersecurity risks.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Chief Technology Officer, our Vice President of Engineering Security and our Director of Engineering Security. Each of these individuals has extensive industry experience developed through a significant career in engineering, IT and systems management, and security, respectively. Our Chief Technology Officer received a B.A. in Computing and Artificial Intelligence, and his experience includes the development of intrusion detection and firewall functionality for products at a global technology company. Our Vice President of Engineering Security received an M.S. in Business Analytics, with a focus on Computer and Information Systems, and her experience includes more than 15 years in systems management and administration at a major U.S. financial institution. Our Director of Engineering Security received an M.S. in Telecommunications Networks with a specialization in Security, is a Certified Information Systems Security Professional, and has more than 15 years of experience building security programs, including building and leading the incident response team at a global software company.

Our Chief Technology Officer is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy and communicating key priorities to relevant personnel. Our Chief Technology Officer is also responsible for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. Our Director of Engineering Security works with our Chief Technology Officer and Vice President of Engineering Security to develop a cybersecurity strategy that aligns with our business strategy and is responsible for implementing that strategy through his leadership of the day-to-day operations of our Engineering Security team.

Our Vulnerability Management Policy and Security Incident Response Plan are designed to escalate certain cybersecurity vulnerabilities and incidents, respectively, to members of management depending on the circumstances, including the Vice President, Director and other members of the Engineering Security team. Our Security Incident Response Plan also provides for escalations to our General Counsel and other members of the Legal team, as well as for notification of our Chief Technology Officer. The Engineering Security team and other members of management work with the incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified.

Our Chief Technology Officer and members of the Engineering Security team typically meet twice annually with the Audit Committee to review the Company's significant cybersecurity threats and risks, as well as the processes the Company has implemented to address them. The Chair of the Audit Committee, in turn, reports to the full Board.

Item 2. Properties.

Our principal executive offices in North America are currently located at 350 Mission Street, San Francisco, California, where we lease office space pursuant to a lease agreement that expires in 2030. We also lease office space in Canada and Europe. We believe that our properties are generally suitable to meet our needs for the foreseeable future and, to the extent we require additional space in the future, we believe that it would be available on commercially reasonable terms.

Item 3. Legal Proceedings.

For information regarding material legal proceedings in which we are involved, see "Legal Proceedings" in Note 13, "*Commitments and Contingencies*," of the Notes to Consolidated Financial Statements included in this Annual Report, which is incorporated herein by reference. We are also subject to legal proceedings arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we currently do not believe that the final outcome of any of these matters will have a material effect on our business, financial position, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock, par value $0.000001 per share, is listed on the New York Stock Exchange LLC ("NYSE") under the symbol "YELP."

Stockholders

As of the close of business on February 20, 2024, there were 31 stockholders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors that our Board may deem relevant.

Performance Graph

We have presented below the cumulative total return to our stockholders during the period from December 31, 2018 through December 31, 2023 in comparison to the NYSE Composite Index and NYSE Arca Tech 100 Index. All values assume a $100 initial investment and data for the NYSE Composite Index and NYSE Arca Tech 100 Index assume reinvestment of dividends. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.



The information under "Performance Graph" is not deemed to be "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act, and is not to be incorporated by reference in any

filing of Yelp under the Securities Act or the Exchange Act, whether made before or after the date of this Annual Report and irrespective of any general incorporation language in those filings.

Issuer Purchases of Equity Securities

The following table summarizes our stock repurchase activity for the three months ended December 31, 2023 (in thousands except for price per share):

Period	Total Number of Shares Purchased[1]		Average Price Paid per Share[2]		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Program
October 1 - October 31, 2023	596	$	42.34		596	$	106,423
November 1 - November 30, 2023	208	$	44.60		208	$	97,159
December 1 - December 31, 2023	342	$	45.35		342	$	81,659

[1] Between its initial authorization in July 2017 and November 2022, our Board authorized us to repurchase up to an aggregate of $1.45 billion of our outstanding common stock. On February 13, 2024, our Board authorized a $500.0 million increase to our stock repurchase program, bringing the total amount of repurchases authorized under our stock repurchase program since its inception to $1.95 billion. We repurchased $27.0 million of shares subsequent to December 31, 2023, resulting in approximately $554.7 million remaining available for future repurchases on February 20, 2024. The actual timing and amount of repurchases depend on a variety of factors, including liquidity, cash flow and market conditions. See the section titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Stock Repurchase Program.*"

[2] Average price paid per share includes costs associated with the repurchases.

Item 6. [Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those discussed in the section titled "Risk Factors" included under Part I, Item 1A and elsewhere in this Annual Report. See "Special Note Regarding Forward-Looking Statements" in this Annual Report.

The following section also includes information regarding 2023 and 2022 and year-over-year comparisons between these periods. A full discussion of 2021 items and year-over-year comparisons between 2022 and 2021 can be found in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2022.

Overview

As one of the best known Internet brands in the United States, Yelp is a trusted local resource for consumers and a partner in success for businesses of all sizes. Consumers trust us for the more than 260 million ratings and reviews available on our platform of businesses across a broad range of categories, while businesses advertise with us to reach our large audience of purchase-oriented and generally affluent consumers. We believe our ability to provide value to both consumers and businesses not only fulfills our mission to connect consumers with great local businesses, but also positions us well in the local, digital advertising market in the United States.

We generate substantially all of our revenue from the sale of performance-based advertising products, which our advertising platform matches to individual consumers through auctions priced on a CPC basis. In the year ended December 31, 2023, our net revenue was $1.34 billion, up 12% from the year ended December 31, 2022 and 30% from the year ended December 31, 2021, and we recorded net income of $99.2 million and adjusted EBITDA of $330.5 million. For information on how we define and calculate adjusted EBITDA and a reconciliation of this non-GAAP financial measure to net income (loss), see "—Non-GAAP Financial Measures" below.

In 2023, we delivered another year of record annual revenue and profitable growth through the consistent execution of our product-led strategic initiatives:

Grow Quality Leads and Monetization in Our Services Categories

- By further differentiating the Services product experience for consumers and advertisers, we were able to better connect consumers with service professionals and deliver more valuable leads to Services businesses in 2023. These efforts drove record advertising revenue from Services businesses in 2023, which grew 14% year over year to $793 million, led by 20% year-over-year revenue growth in our Home Services subcategories. Our expansion of Yelp Guaranteed nationwide and across all Home Services subcategories positively impacted consumer project submissions and lead monetization. We also launched new dynamic landing pages based on a consumer's location that serve as an entry point to monetized project submission flows for several categories and geographies. Improvements to the Request-a-Quote flow led to a year-over-year increase in consumer requests in the fourth quarter of 2023. Matching and ad system improvements drove a meaningful increase in the percentage of monetized leads in Services, which reached approximately 30% in 2023, up from 25% in 2022.

Drive Sales through Our Self-Serve and Multi-location Channels

- By prioritizing investments in our Self-serve and Multi-location channels, we have significantly shifted our go-to-market mix toward our most efficient channels in recent years. In 2023, revenue from these channels together accounted for approximately 50% of total advertising revenue, a two percentage point increase from 2022. Our product and marketing efforts contributed to another year of record Self-serve customer acquisition in 2023, which drove annual revenue growth of approximately 20% year over year in this channel. For example, we continued to enhance the onboarding and business owner experience through in-product recommendations, such as photo-upload and service offering prompts. As a result, Self-serve customer acquisition accounted for nearly half of all SMB acquisitions in 2023.

- Multi-location channel revenue also increased by approximately 15% year over year in 2023 as enterprise customers continued to increase their spend across our expanded suite of offerings, including new iterations of our Themed and

Spotlight Ad formats. We also expanded our Agency Development Program to streamline the process by which large media agencies purchase Yelp ads on behalf of their enterprise customers. Yelp Audiences, our off-Yelp offering for multi-location businesses, also grew in 2023 and enabled us to capture incremental spend from non-location-based advertisers.

Deliver More Value to Advertisers

- In 2023, we delivered more valuable clicks to our advertisers by upgrading our ad system and technology to more efficiently match consumers with the right advertisers at the right time. For example, we used neural networks to analyze unstructured data, including to predict which photo shown in an ad will generate the most clicks for a business, and to more accurately predict click-through rates — the rate at which users interact with our advertising products — to optimize ad placement for a given consumer. As a result, advertiser demand for our high-intent ad clicks remained robust, driving a 9% year-over-year increase in average CPC in 2023, and ad clicks increased by 5% year over year as users interacted with even more relevant content.

Enhance the Consumer Experience

- In 2023, we enhanced the consumer experience with new discovery, review and Services features, supporting the growth of the trusted review content that attracts our large and valuable audience in 2023. Our users contributed 22 million new reviews in 2023, bringing our cumulative reviews to 287 million, despite web traffic remaining approximately flat and app unique devices decreasing slightly year over year. We introduced an AI-powered search experience, a more visual and interactive review-writing process, as well as Yelp Guaranteed. For example, we used LLMs to determine the most relevant information from reviews to display in the highlights appearing under each business listing in search results. To reduce friction in review writing, we launched review topics to suggest helpful topics for contributors to cover in their reviews. We also updated the review submission flow to enable users to post high-resolution videos of up to 12 seconds in length alongside their review text and photos, which contributed to the total number of videos on Yelp nearly doubling from 2022 to 2023.

Looking ahead, we see further opportunities to build upon the success of these strategic initiatives and deliver even more value to both consumers and advertisers by investing in our 2024 strategic initiatives. As we enter 2024, we expect that our expenses will increase from the fourth quarter of 2023 to the first quarter of 2024, reflecting our cash compensation adjustments and incremental marketing investments, particularly for acquiring Services leads through SEM, as well as a seasonal increase in expenses from payroll taxes and benefits. We expect stock-based compensation expense as a percentage of revenue to decrease to approximately 11% in 2024 and reach 8% by the end of 2025; however, we expect that the benefit of the reduction in 2024 will be largely offset by cash compensation increases as a result of the adjustment of our compensation mix to emphasize cash over equity. We also expect that our revenue will grow year over year in 2024 as our initiatives gain traction; however, we expect revenue in the first quarter of 2024 to be slightly down sequentially, reflecting seasonal trends and the macroeconomic challenges facing our RR&O categories.

Factors Affecting Our Performance

Macroeconomic Conditions. The United States continues to face widespread macroeconomic uncertainties, including labor disruptions, inflation and recessionary concerns. These challenging macroeconomic conditions have had, and may continue to have, a significant adverse impact on our business and results of operations. For example, adverse macroeconomic conditions have had, and may continue to have, a negative impact on the ability and willingness of advertisers to spend on our products and services. Although advertiser demand was generally strong in 2023, many businesses — particularly in our RR&O categories — continue to face supply chain issues, rising commodity prices, and inventory and labor shortages, which has negatively impacted their advertising spending with us.

Changes in consumer behavior due to adverse economic conditions have also had, and may continue to have, a negative impact our business. For example, we believe that economic uncertainty and inflationary pressures, as well as concerns related to severe weather events and the prevalence of respiratory illnesses, contributed to web traffic to our platform remaining approximately flat and app unique devices decreasingly slightly year over year in 2023. Because traffic to and user engagement on our platform together impact the number of ads we are able to show as well as the value of those ads to businesses, such negative impacts on consumer activity may also make it more difficult to convince existing and prospective advertisers that our products offer them a material benefit and generate a competitive return relative to other alternatives. Strong advertiser demand combined with less robust consumer activity has increased our average CPC in 2023 compared to 2022; if the value our products provide to advertisers does not keep pace with any further price increases, our revenue and results of operations could be harmed.

It is not possible for us to predict the remaining duration of the ongoing adverse macroeconomic conditions or the duration or magnitude of any resulting adverse impact on our business. Adverse macroeconomic conditions have historically been particularly challenging for the SMBs on which we rely and any protracted economic downturn would have significant negative effects on our business.

Investment in Growth. In 2024, we plan to invest heavily in our strategic initiatives to provide the most trusted local search and discovery platform, deliver the best Home Services experience for consumers and service professionals, optimize advertiser value through our advanced technology and drive profitable growth through our Self-serve and Multi-location channels. These initiatives will require substantial investments that may not prioritize short-term financial results, depend on our ability to develop innovative, relevant and useful products in a timely manner, and involve significant risks and uncertainties. For example, new products and initiatives may fail to generate sufficient revenue, operating margin or other value to justify the investments we made in them, which is a particular risk for new products and initiatives that are unproven or that are outside of our historical core business, such as our planned acquisition of Services leads through SEM. While we believe these initiatives will ultimately drive revenue growth, our investments in them will increase our operating expenses, and any increase in revenue resulting from these product innovations will likely trail the increase in expenses.

Our Ability to Attract, Retain and Engage Consumers. We generate substantially all of our revenue based on our users' engagement with the ads that we display. Because traffic to and user engagement on our platform together determine the number of ads we are able to show, affect the value of those ads to businesses and support the content creation that drives further traffic, our ability to attract, retain and engage visitors on our platform is critical to our business and financial success. While we believe our largest growth opportunity will be to monetize a greater portion of our existing traffic, rather than to grow traffic generally, we are also investing in a broad set of consumer initiatives to support the long-term growth of our traffic and business.

Our Ability to Attract and Retain Advertisers. Our revenue growth is driven by our ability to attract and retain advertising customers. To do so, we must deliver tailored advertising products at a competitive price in a highly competitive market. A substantial portion of our advertisers have the ability to cancel their advertising campaigns at any time. Their decisions to renew depend on the degree of satisfaction with our products as well as a number of factors that are outside of our control, including their ability to continue their operations and spending levels. Although the opportunity presented by our Multi-location channel is a strategic priority, we continue to rely heavily on SMBs that often have limited advertising budgets, may view online advertising products like ours as experimental and unproven, and are disproportionately impacted by macroeconomic conditions.

Our Ability to Attract and Retain Talent. Our ability to execute on our strategic initiatives depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand and we expect to continue to face significant competition from other companies in hiring such personnel. Our employee operations are complex and place substantial demands on management and our operational infrastructure, particularly in our fully remote work environment. We believe our decision to maintain distributed operations will provide even greater flexibility to our employees, who now have the opportunity to relocate within the countries where we operate so they can live where they want to live and work where they will feel most effective, and will allow us to access and attract great talent from a more diverse pool of candidates across North America and Europe.

Stock Repurchases. Since July 2017, our Board has authorized us to repurchase up to an aggregate of $1.95 billion of our outstanding common stock, $554.7 million of which remained available as of February 20, 2024 and which does not have an expiration date. During the year ended December 31, 2023, we repurchased on the open market 5,626,851 shares for an aggregate purchase price of $200.0 million. The actual timing and amount of repurchases remain subject to a variety of factors, including liquidity, cash flow and market conditions. In addition, the terms of our Credit Agreement impose limitations on our ability to repurchase shares during the term of our revolving credit facility. We have funded the repurchases, and expect to fund future repurchases under the stock repurchase program, with cash available on our balance sheet. As a result, this program could diminish our cash reserves and reduce our ability to invest in our business, in addition to affecting the trading price and volatility of our stock.

Corporate Development Activities. As part of our business strategy, we may decide to expand our product offerings and grow our business through the acquisition of complementary businesses or technologies, as well as through partnerships. In addition to diverting our management's attention and otherwise disrupting our operations, our corporate development activities will affect our future financial results due to factors such as expenses incurred in identifying, investigating and pursuing transactions, whether or not they are consummated, possible dilutive issuances of equity securities or the incurrence of debt, unidentified liabilities and the amortization of acquired intangible assets. Maintaining relationships with partners also requires significant time and resources, as does integrating their data, services and technologies onto our platform. We may not realize

the full benefits of synergies, innovation and operational efficiencies that may be possible from a corporate transaction; similarly, if our relationships with partners deteriorate, we could suffer increased costs and delays in our ability to provide consumers and advertisers with our content or services.

Seasonality. Our business is affected by seasonal fluctuations in Internet usage and advertising spending. Based on historical trends, our revenue is typically lowest in the first quarter and increases sequentially through the third quarter. Fourth quarter revenue is typically similar to the third quarter as well as to the first quarter of the subsequent year. Multi-location ad budgets typically increase throughout the year, generally starting the year at their lowest and peaking in the fourth quarter, though our SMB customers tend to decrease their spending at that time. With regard to expenses, we generally decrease our marketing expenditures in the fourth quarter before increasing them again in the first quarter of the following year. Our personnel expenses tend to increase from the fourth quarter to the first quarter due to the timing of payroll taxes and benefits, as well as our annual compensation cycle. Our traffic is also typically weakest in the fourth quarter of the year.

Key Metrics

We regularly review a number of metrics, including the key metrics set forth below, to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions.

Ad Clicks and Average CPC

The amount of revenue we generate from our pay-for-performance advertising products is determined by the number of ad clicks we deliver to advertisers and the price we charge for each ad click ("CPC").

Ad clicks represent user interactions with our pay-for-performance advertising products, including clicks on advertisements on our website and mobile app, clicks on syndicated advertisements on third-party platforms and Request-a-Quote submissions, among others. Ad clicks include only user interactions that we are able to track directly, and therefore do not include user interactions with ads sold through our advertising partnerships. We do not expect the exclusion of such user interactions to materially affect this metric. We report the year-over-year percentage change in ad clicks as a measure of our success in monetizing more of our consumer activity and delivering more value to advertisers.

Average CPC is calculated as revenue from our performance-based ad products — excluding certain revenue adjustments that do not impact the outcome of an auction for an individual ad click, such as refunds, as well as revenue from our advertising partnerships — divided by the total number of ad clicks for a given period. Average CPC represents the average amount we charge advertisers for each ad click.

We believe that ad clicks and average CPC together reflect one of the most significant dynamics affecting our advertising revenue performance: the interplay of advertiser demand and consumer activity. At the level of an auction for an individual ad click, advertiser demand — consisting of advertiser budgets and the number of advertisers competing to purchase the ad click — intersects with the supply of consumer activity — consisting of the predicted levels of relevant consumer traffic and engagement — to determine CPC, with higher advertiser demand putting upward pressure on the CPC and higher consumer activity putting downward pressure on the CPC. In aggregate, advertiser demand consists of the number of business locations advertising with us (which we refer to as paying advertising locations, as discussed below) and the aggregate budget they allocate to purchasing our advertising products. Aggregate monetizable consumer activity depends on the levels of consumer traffic and engagement with our ads, the numbers of locations where we can display ads and other monetizable features, and our click-through rate, which is the ratio of ad clicks to the number of times the ads were displayed to consumers. The relative strengths of these factors in aggregate are reflected in average CPC.

Ad clicks and average CPC also provide important insight into the value we deliver to advertisers, which we believe is a significant factor in our ability to retain both revenue and customers. For example, a positive change in ad clicks for a given period combined with lower growth or a negative change in average CPC over the same period would indicate that we delivered more ad clicks at lower prices, thereby delivering more value to our advertisers; we would expect this to have a positive impact on retention. Conversely, growth in average CPC paired with a negative or lower growth rate in ad clicks would indicate we charged more without delivering more ad clicks; we would expect this to have a negative impact on retention unless we are able to increase the value we deliver through higher performing ad clicks.

The following table presents year-over-year changes in our ad clicks and average CPC for the periods presented (each expressed as a percentage):

	Three Months Ended December 31,		Year Ended December 31,	
	2023	**2022**	**2023**	**2022**
Ad Clicks	9%	(7)%	5%	(8)%
Average CPC	4%	23%	9%	27%

In the three and twelve months ended December 31, 2023, advertising revenue grew 11% and 13% year over year, respectively, due to year-over-year increases in both ad clicks and average CPC. Ad clicks returned to growth in the three and twelve months ended December 31, 2023, driven by ad system and ad format improvements. Average CPC also increased in the three and twelve months ended December 31, 2023 due to higher advertiser demand, as reflected in the increase in average advertising revenue per paying advertising location.

Although average CPC was up year over year in the fourth quarter of 2023, it continued the moderating trend observed earlier in 2023, compared to the more volatile quarter-to-quarter fluctuations in 2022. However, complex macroeconomic pressures may continue to cause volatility in the near term.

Advertising Revenue by Category

Our advertising revenue comprises revenue from the sale of our advertising products, including the resale of our advertising products by partners and syndicated ads appearing on third-party platforms.

To reflect our strategic focus on creating two differentiated experiences on Yelp, we provide a breakdown of our advertising revenue attributable to businesses in two high-level category groupings: Services and RR&O. Our Services categories consist of home, local, auto, professional, pets, events, real estate and financial services. Our RR&O categories consist of restaurants, shopping, beauty & fitness, health and other.

The following table presents our advertising revenue by category for the periods presented (in thousands, except percentages):

	Three Months Ended December 31,		% Change	Year Ended December 31,		% Change
	2023	**2022**		**2023**	**2022**	
Services	$ 203,140	$ 178,292	14%	$ 793,112	$ 693,810	14%
Restaurants, Retail & Other	124,231	115,692	7%	483,406	440,593	10%
Total Advertising Revenue	$ 327,371	$ 293,984	11%	$ 1,276,518	$ 1,134,403	13%

Paying Advertising Locations

Paying advertising locations comprise all business locations associated with a business account from which we recognized advertising revenue in a given month, excluding business accounts that purchased advertising through partner programs other than Yelp Ads Certified Partners, averaged over a given three- or twelve-month period. We also provide a breakdown of paying advertising locations between our Services categories and RR&O categories.

We provide our paying advertising locations as a measure of the reach and scale of our business; however, this metric may exhibit short-term volatility as a result of factors such as seasonality and macroeconomic conditions. For example, macroeconomic factors, such as the current inflationary pressures and labor and supply chain challenges, have had a predominant negative impact on RR&O paying advertising locations in recent quarters. Short-term fluctuations in paying advertising locations may also reflect the acquisition or loss of single advertising accounts associated with large numbers of locations, or the pausing/restarting of advertising campaigns by such multi-location advertisers.

The following table presents the number of paying advertising locations for the periods presented (in thousands, except percentages):

	Three Months Ended December 31,		% Change	Year Ended December 31,		% Change
	2023	**2022**		**2023**	**2022**	
Services	245	231	6%	239	231	3%
Restaurants, Retail & Other	299	314	(5)%	316	327	(3)%
Total Paying Advertising Locations	544	545	—%	555	558	(1)%

Paying advertising locations decreased in the three and twelve months ended December 31, 2023 compared to the prior-year periods largely due to a few lower-spend enterprise advertisers that turned off their advertising spend during 2023.

Reviews and Traffic

We report our reviews and traffic metrics on an annual basis as measures of the volume of our content and the size of our audience, respectively. Although measures of our content (including our reviews metric) and traffic do not factor directly into the advertising arrangements we have with our customers, this dynamic underpins our ability to deliver ad clicks and drive conversion of advertisers' products and services. Consumer engagement metrics validate our value proposition to businesses as they seek easy-to-use and effective advertising solutions.

Reviews

Number of reviews represents the cumulative number of reviews submitted to Yelp since inception, as of the period end, including reviews that were not recommended or had been removed from our platform. In addition to the text of the review, each review includes a rating of one to five stars. We include reviews that are not recommended and that have been removed because all of them are either currently accessible on our platform or were accessible at some point in time, providing information that may be useful to users to evaluate businesses and individual reviewers. Because our automated recommendation software continually reassesses which reviews to recommend based on new information that becomes available, the "recommended" or "not recommended" status of reviews may change over time. Reviews that are not recommended or that have been removed do not factor into a business's overall star rating. Users can access the reviews that are not currently recommended, as well as the star rating and other information about reviews that were removed for violation of our terms of service, through a link on the business's page.

As of December 31, 2023, 287.4 million reviews had been submitted to our platform, of which 262.8 million reviews were available on business pages, including 51.4 million reviews that were not recommended, and 24.6 million reviews had been removed from our platform, either by us for violation of our terms of service or by the users who contributed them. The following table presents the number of cumulative reviews as of December 31, 2023 and 2022 (in thousands):

	As of December 31,		
	2023	**2022**	**% Change**
Reviews	287,364	265,288	8%

Traffic

Traffic to our website and mobile app has three components: mobile devices accessing our mobile app, visitors to our non-mobile optimized website, which we refer to as our desktop website, and visitors to our mobile-optimized website, which we refer to as our mobile website. App users generate a substantial majority of activity on Yelp, including the page views and ad clicks that we monetize, and we expect that traffic to our website will fluctuate and generally decline over time. While we believe our largest growth opportunity will be to monetize a greater portion of our existing traffic, rather than to grow traffic generally, we are also investing in a broad set of consumer initiatives to support the long-term growth of our traffic and business.

Since the early stages of the COVID-19 pandemic in 2020, traffic levels, particularly in our RR&O categories, have fluctuated as consumer confidence levels changed in response to the pandemic and other macroeconomic conditions. As a result, although our traffic has recovered from its lowest levels in 2020, it has remained below our pre-pandemic 2019 traffic.

Economic uncertainty and inflationary pressures, among other macroeconomic concerns, continued to negatively impact consumer traffic in 2023 compared to 2019. We cannot predict the remaining duration of these conditions, or the duration or magnitude of any resulting adverse impacts on our traffic, and we expect that our traffic levels will continue to fluctuate with consumers' level of confidence.

We use the metrics set forth below to measure each of our traffic streams. An individual user who accesses our platform through multiple traffic streams will be counted in each applicable traffic metric; as a result, the sum of our traffic metrics will not accurately represent the number of people who visit our platform on an average monthly basis.

App Unique Devices. We calculate app unique devices as the number of unique mobile devices using our mobile app in a given month, averaged over a given twelve-month period. Under this method of calculation, an individual who accesses our mobile app from multiple mobile devices will be counted as multiple app unique devices. Multiple individuals who access our mobile app from a shared device will be counted as a single app unique device.

The following table presents app unique devices for the periods presented (in thousands):

	Year Ended December 31,		
	2023	**2022**	**% Change**
App Unique Devices	31,909	33,026	(3)%

Desktop and Mobile Website Unique Visitors. We currently calculate desktop unique visitors as the number of "users," as measured by Google Analytics, who have visited our desktop website at least once in a given month, averaged over a given twelve-month period. Similarly, we have calculated mobile website unique visitors as the number of "users" who have visited our mobile website at least once in a given month, averaged over a given twelve-month period.

Google Analytics measures "users" based on unique identifiers. Because the numbers of desktop unique visitors and mobile website unique visitors are therefore based on unique identifiers, an individual who accesses our desktop website or mobile website from multiple devices with different identifiers may be counted as multiple desktop unique visitors or mobile website unique visitors, as applicable, and multiple individuals who access our desktop website or mobile website from a shared device with a single identifier may be counted as a single desktop unique visitor or mobile website unique visitor.

The following table presents our web traffic for the periods presented (in thousands):

	Year Ended December 31,		
	2023	**2022**	**% Change**
Desktop Unique Visitors	36,301	38,046	(5)%
Mobile Web Unique Visitors	60,282	59,172	2%

We have discovered in the past, and expect to discover in the future for the duration of our use of Google Analytics, that portions of our desktop traffic measured by Google Analytics have been attributable to robots and other invalid sources. Because traffic from such sources does not represent valid consumer traffic, our reported desktop unique visitor metric for impacted periods reflects an adjustment to the Google Analytics measurement of our traffic to remove traffic that we have identified as originating from invalid sources to provide greater accuracy and transparency. However, we cannot assure you that we have identified or will be able to identify all such traffic for any particular period. For additional information, please see the risk factor included under Part I, Item 1A titled "*We rely on data from both internal tools and third parties to calculate certain of our performance metrics. Real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business*."

Additionally, Google has announced that it will no longer offer the Universal Analytics version of its Google Analytics product, which we currently use, as of July 1, 2024. We plan to begin reporting our web traffic metrics based on internal measurement tools for the year ending December 31, 2024, which we believe will allow us to better analyze web traffic data. These changes to our web traffic metrics will result in inconsistency between new data and previously reported data, and we may not have the necessary data to provide an overlapping transition period.

Active Claimed Local Business Locations

We report active claimed local business locations annually as a measure of the scope of our business. The number of active claimed local business locations represents the number of claimed local business locations — business addresses for which a business representative has visited our platform and claimed the free business page for the business located at that address — that are both (a) active on Yelp and (b) associated with an active business owner account as of a given date. We consider a claimed local business location to be active if it has not closed, been removed from our platform or merged with another claimed local business.

The table set forth below presents the number of active claimed local business locations as of the dates presented (in thousands).

	As of December 31,		% Change
	2023	2022	
Active Claimed Local Business Locations	7,056	6,321	12%

Results of Operations

The following table sets forth our results of operations for 2023 and 2022 (in thousands, except percentages). The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,		$ Change	% Change[1]
	2023	2022		
Consolidated Statements of Operations Data:				
Net revenue by product:				
Advertising revenue by category:				
Services	$ 793,112	$ 693,810	$ 99,302	14 %
Restaurants, Retail & Other	483,406	440,593	42,813	10 %
Advertising	1,276,518	1,134,403	142,115	13 %
Transactions	13,008	14,063	(1,055)	(8)%
Other	47,536	45,040	2,496	6 %
Total net revenue	1,337,062	1,193,506	143,556	12 %
Costs and expenses:				
Cost of revenue (exclusive of depreciation and amortization shown separately below)	114,229	105,705	8,524	8 %
Sales and marketing	556,605	514,927	41,678	8 %
Product development	332,570	305,561	27,009	9 %
General and administrative	212,431	164,108	48,323	29 %
Depreciation and amortization	42,184	44,852	(2,668)	(6)%
Total costs and expenses	1,258,019	1,135,153	122,866	11 %
Income from operations	79,043	58,353	20,690	35 %
Other income, net	26,039	8,425	17,614	209 %
Income before income taxes	105,082	66,778	38,304	57 %
Provision for income taxes	5,909	30,431	(24,522)	(81)%
Net income attributable to common stockholders	$ 99,173	$ 36,347	$ 62,826	173 %

[1] Percentage changes are calculated based on rounded numbers and may not recalculate exactly due to rounding.

Years Ended December 31, 2023 and 2022

Net Revenue

Advertising. We generate advertising revenue from the sale of our advertising products — including Yelp Ads and business page upgrades — to businesses of all sizes, from single-location local businesses to multi-location national businesses. Advertising revenue also includes revenue generated from the resale of our advertising products by certain partners and monetization of advertising inventory through third-party ad networks. We present advertising revenue on a disaggregated basis for our high-level category groupings, Services and RR&O.

Advertising revenue increased in 2023 compared to 2022, driven by a 5% increase in ad clicks and a 9% increase in average CPC.

Transactions. We generate revenue from various transactions with consumers, primarily through our partnership integrations, which are mainly revenue-sharing arrangements that provide consumers with the ability to place food orders for pickup and delivery through third parties directly on Yelp. We earn a fee for acting as an agent for transactions placed through these integrations, which we record on a net basis and include in revenue upon completion of a transaction. In the three months ending March 31, 2024, we will begin recognizing revenue from these sources on a net basis within other revenue to reflect that neither transactions revenue nor the underlying business is material to our current business model.

Transactions revenue decreased in 2023 compared to 2022, primarily due to a lower volume of food takeout and delivery orders.

Other Revenue. We generate revenue through our subscription services, including our Yelp Guest Manager product. We also generate revenue through our Yelp Fusion and Yelp Knowledge programs, which provide access to Yelp data for a fee, as well as other non-advertising partnerships. Beginning in the three months ending March 31, 2024, other revenue will also include transactions revenue.

Other revenue increased in 2023 compared to 2022, primarily driven by the continued growth of our Yelp Fusion and Yelp Knowledge programs.

Trends and Uncertainties of Net Revenue. Net revenue in the year ended December 31, 2023 increased by 12% year over year, as our execution of our strategic initiatives drove strong advertiser demand in both our Services and RR&O categories. Although we anticipate that net revenue in the first quarter of 2024 will decrease slightly from the fourth quarter of 2023, reflecting typical seasonality in Services and macroeconomic challenges facing our RR&O categories, we also expect that net revenue will grow in the first quarter and full year of 2024 compared to the prior-year periods as our 2024 strategic initiatives gain traction.

Costs and Expenses

Cost of Revenue (exclusive of depreciation and amortization). Our cost of revenue consists primarily of website infrastructure expense, which includes website hosting costs and employee costs (including stock-based compensation expense) for the infrastructure teams responsible for operating our website and mobile app, and excludes depreciation and amortization expense. Cost of revenue also includes third-party advertising fulfillment costs and credit card processing fees.

Cost of revenue increased in 2023 compared to 2022, primarily as a result of:

- an increase in merchant credit card processing fees of $2.9 million, primarily due to the increase in advertising revenue;

- an increase in advertising fulfillment costs of $2.7 million largely attributable to the expansion of Yelp Audiences; and

- an increase in website infrastructure expense of $2.1 million, primarily as a result of higher labor costs associated with maintaining and improving our infrastructure.

We expect cost of revenue to increase on an absolute dollar basis in 2024 compared to 2023.

Sales and Marketing. Our sales and marketing expenses primarily consist of employee costs (including sales commission and stock-based compensation expenses) for our sales and marketing employees. Sales and marketing expenses also include business and consumer acquisition marketing, community management, as well as allocated workplace and other supporting overhead costs.

Sales and marketing expenses increased in 2023 compared to 2022, primarily due to an increase of $54.5 million in employee costs resulting from higher average sales headcount, higher commissions and bonuses due to the increased productivity of our Local sales team, and higher cost of labor.

This increase was partially offset by a decrease of $7.0 million in marketing and advertising costs, primarily related to business owner and consumer marketing, and a decrease of $5.8 million in workplace operating costs from reductions in our leased office space. See Note 9, "*Leases,*" of the Notes to Consolidated Financial Statements for further detail.

We expect sales and marketing expenses to increase in 2024 compared to 2023 as sales and marketing headcount remains stable but more tenured. However, we expect sales and marketing expenses to decrease as a percentage of net revenue in 2024 compared to 2023.

Product Development. Our product development expenses primarily consist of employee costs (including bonuses and stock-based compensation expense, net of capitalized employee costs associated with capitalized website and internal-use software development) for our engineers, product management and corporate infrastructure employees. In addition, product development expenses include allocated workplace and other supporting overhead costs.

Product development expenses increased in 2023 compared to 2022, primarily due to an increase in employee costs of $26.8 million as a result of higher average headcount and higher cost of labor.

We expect product development expenses to increase in 2024 compared to 2023 to support our product initiatives. We expect product development expenses as a percentage of net revenue to remain relatively consistent in 2024 compared to 2023.

General and Administrative. Our general and administrative expenses primarily consist of employee costs (including bonuses and stock-based compensation expense) for our executive, finance, user operations, legal, people operations and other administrative employees. Our general and administrative expenses also include our provision for doubtful accounts, consulting costs, as well as allocated workplace and other supporting overhead costs.

General and administrative expenses increased in 2023 compared to 2022, primarily due to:

- an increase in our provision for doubtful accounts of $15.7 million due to higher customer delinquencies and higher advertising revenue;

- an increase in impairment charges of $13.1 million related to our leased office spaces. See Note 9, "*Leases,*" of the Notes to Consolidated Financial Statements for further detail;

- a litigation settlement loss contingency of $11.0 million incurred in 2023 in connection with the agreement to settle a class action lawsuit asserting claims under the California Invasion of Privacy Act (the "CIPA Action"). See Note 13, "*Commitments and Contingencies,*" of the Notes to Consolidated Financial Statements for further detail; and

- an increase in employee costs of $10.6 million, primarily driven by higher cost of labor.

We expect general and administrative expenses to decrease in 2024 compared to 2023 as the expenses in 2023 included a litigation settlement expense and impairment charges that we do not expect to recur in 2024. Adjusting for these non-recurring items in 2023, we expect general and administrative expenses to increase in 2024 compared to 2023 to support the continued growth of our business and remain relatively consistent as a percentage of net revenue in 2024 compared to 2023.

Depreciation and Amortization. Depreciation and amortization expense primarily consists of depreciation on computer equipment, software, leasehold improvements, capitalized website and internal-use software development costs, and amortization of purchased intangible assets.

Depreciation and amortization expense decreased in 2023 compared to 2022, primarily due to a decrease in depreciation expense of leasehold improvements, furniture and fixtures from asset retirements related to lease abandonment and expirations as well as certain other assets becoming fully depreciated since the prior-year period.

Other Income, Net

Other income, net consists primarily of the interest income earned on our cash, cash equivalents and marketable securities, research and development tax credits, the portion of our sublease income in excess of our lease cost, accretion of discounts and amortization of premiums on investments, credit facility fees and foreign exchange gains and losses.

Other income, net increased in 2023 compared to 2022, primarily driven by $12.4 million of higher interest income due to increased federal interest rates.

Provision for Income Taxes

Provision for income taxes consists of: federal and state income taxes in the United States and income taxes in certain foreign jurisdictions; deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The decrease in the provision for income taxes in 2023 compared to the prior year was primarily due to a tax benefit related to 2022 federal and state tax provision to return adjustments. This benefit was primarily the result of IRS guidance published in the third quarter of 2023 that reduced the amount of research and development expenses required to be capitalized under the Tax Act.

As of December 31, 2023, we had approximately $119.4 million in net deferred tax assets ("DTAs"). As of December 31, 2023, we consider it more likely than not that we will have sufficient taxable income in the future that will allow us to realize these DTAs. However, it is possible that some or all of these DTAs will not be realized. Therefore, unless we are able to generate sufficient taxable income from our operations, a substantial valuation allowance may be required to reduce our DTAs, which would materially increase our expenses in the period in which we recognize the allowance and have a materially adverse impact on our consolidated financial statements. The exact timing and amount of the valuation allowance recognition are subject to change on the basis of the net income that we are able to actually achieve. We will continue to evaluate the possible recognition of a valuation allowance on a quarterly basis.

We currently estimate that our effective GAAP tax rate (before discrete items) for 2024 and beyond will be in the range of 24% to 28%. However, our GAAP tax rate is impacted by a number of factors that are not in our direct control and that are subject to quarterly variability, which limits our visibility into the applicable rate for future fiscal periods. Unless there is a material change, we do not plan to provide regular updates to the above range given the uncertainty inherent in it as a result of these factors.

Non-GAAP Financial Measures

Our consolidated financial statements are prepared in accordance with GAAP. However, we have also disclosed below adjusted EBITDA, adjusted EBITDA margin and free cash flow, each of which is a non-GAAP financial measure. We have included adjusted EBITDA, adjusted EBITDA margin and free cash flow because they are key measures used by our management and Board to understand and evaluate our operating performance and trends, to prepare and approve our annual budget, to develop short- and long-term operational plans, and to assess our sources of liquidity. In particular, the exclusion of certain expenses in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our primary business operations, while free cash flow provides information about the quality of our earnings. Accordingly, we believe that adjusted EBITDA, adjusted EBITDA margin and free cash flow provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and Board.

Adjusted EBITDA and free cash flow have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. In particular, adjusted EBITDA and free cash flow should not be viewed as substitutes for, or superior to, net income (loss) or net cash provided by (used in) operating activities prepared in accordance with GAAP as measures of profitability or liquidity. Some of these limitations are:

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect all cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

- adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- adjusted EBITDA does not reflect the impact of the recording or release of valuation allowances or tax payments that may represent a reduction in cash available to us;

- adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

- adjusted EBITDA does not take into account any income or costs that management determines are not indicative of ongoing operating performance, such as material litigation settlements, impairment charges and fees related to shareholder activism;

- free cash flow does not represent the total residual cash flow available for discretionary purposes because it does not reflect our contractual commitments or obligations; and

- other companies, including those in our industry, may calculate adjusted EBITDA and free cash flow differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider adjusted EBITDA, adjusted EBITDA margin and free cash flow alongside other financial performance measures, including net income (loss), net cash provided by (used in) operating activities and our other GAAP results.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss), adjusted to exclude: provision for (benefit from) income taxes; other income, net; depreciation and amortization; stock-based compensation expense; and, in certain periods, certain other income and expense items, such as material litigation settlements, impairment charges and fees related to shareholder activism.

Adjusted EBITDA margin. Adjusted EBITDA margin is a non-GAAP financial measure that we calculate as adjusted EBITDA divided by net revenue.

The following is a reconciliation of net income to adjusted EBITDA, as well as the calculation of net income margin and adjusted EBITDA margin, for the periods presented (in thousands, except percentages):

	Year Ended December 31,	
	2023	2022
Reconciliation of Net Income to Adjusted EBITDA:		
Net income	$ 99,173	$ 36,347
Provision for income taxes	5,909	30,431
Other income, net	(26,039)	(8,425)
Depreciation and amortization	42,184	44,852
Stock-based compensation	173,451	156,090
Litigation settlement[1][2]	11,000	—
Asset impairment[1]	23,563	10,464
Fees related to shareholder activism[1]	1,252	—
Adjusted EBITDA	$ 330,493	$ 269,759
Net revenue	$ 1,337,062	$ 1,193,506
Net income margin	7 %	3 %
Adjusted EBITDA margin	25 %	23 %

[1] Recorded within general and administrative expenses on our consolidated statements of operations.

[2] Represents the loss contingency recorded in connection with our agreement to settle the CIPA Action. Note that this amount does not include any legal fee reimbursements that we expect to receive related to this matter; we do not adjust for legal fees and related reimbursements, which we consider to be part of our ongoing operations. See Note 13, "*Commitments and Contingencies*," of the Notes to Consolidated Financial Statements in this Annual Report for additional information.

Free Cash Flow. Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities, less cash used for purchases of property, equipment and software.

The following is a reconciliation of net cash provided by operating activities to free cash flow for the periods presented (in thousands):

		Year Ended December 31,		
		2023		**2022**
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow:				
Net cash provided by operating activities	$	306,280	$	192,309
Purchases of property, equipment and software		(26,847)		(31,979)
Free cash flow	$	279,433	$	160,330
Net cash used in investing activities	$	(54,684)	$	(126,144)
Net cash used in financing activities	$	(246,778)	$	(237,532)

Liquidity and Capital Resources

Sources of Liquidity

Our principal sources of liquidity are our cash and cash equivalents, marketable securities and cash generated from operations. As of December 31, 2023, we had cash and cash equivalents of $313.9 million and marketable securities of $127.5 million. Cash and cash equivalents consist of cash, money market funds and investments with original maturities of three month or less. Our cash held internationally as of December 31, 2023 was $43.9 million. As of December 31, 2023, we also had $7.5 million of investments in certificates of deposit with minority-owned financial institutions.

In July 2022, we began purchasing highly rated debt securities, which are classified as available-for-sale on our consolidated balance sheets. Our investment portfolio comprises highly rated marketable securities and our investment policy limits the amount of credit exposure to any one issuer. The policy generally requires securities to be investment grade (i.e., rated 'A' or higher by bond rating firms) with the objective of minimizing the potential risk of principal loss.

On April 28, 2023, we entered into the Credit Agreement, which provides for a five-year $125.0 million senior secured revolving credit facility (the "2023 credit facility"). The 2023 credit facility replaced our previous $75.0 million revolving credit facility entered into on May 5, 2020 with Wells Fargo Bank, N.A., which terminated concurrently with the establishment of the 2023 credit facility. The 2023 credit facility includes a $25.0 million letter of credit sub-limit, a $25.0 million bilateral letter of credit facility and an accordion option, which, if exercised, would allow us to increase the aggregate commitments by up to $250.0 million, plus additional amounts if we are able to satisfy a leverage test, subject to certain conditions. The 2023 credit facility provides us with the ability to access backup liquidity to fund working capital and for other capital requirements, as needed.

As of December 31, 2023, we were in compliance with all covenants and there were no loans outstanding under the 2023 credit facility. We had $14.1 million of letters of credit under the sub-limit primarily related to lease agreements for certain office locations, which are required to be maintained and issued to the landlords of each facility, and $110.9 million remained available under the 2023 credit facility as of December 31, 2023.

For additional details regarding the 2023 credit facility, see Note 13, "*Commitments and Contingencies*" of the Notes to Consolidated Financial Statements.

Material Cash Requirements

Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth under "*Risk Factors*" in this Annual Report. We believe that our existing cash, cash equivalents and marketable securities, together with any cash generated from operations, will be sufficient to meet our material cash requirements in the next 12 months and beyond, including: working capital requirements; our anticipated repurchases of common stock pursuant to our stock repurchase program; payment of taxes related to the net share settlement of equity awards; payment of lease costs related to our operating leases; the potential payment of a higher amount of income taxes in 2024 and beyond due to, among other things, the requirement to capitalize and amortize certain research and development expenses under the Tax Act and the other factors discussed in "*—Results of Operations— Provision for Income Taxes*" above; and purchases of property, equipment and

software and website hosting services. However, this estimate is based on a number of assumptions that may prove to be materially different and we could fully utilize our available cash, cash equivalents and marketable securities earlier than presently anticipated. We are not able to reasonably estimate the timing of future cash flows related to $35.4 million of uncertain tax positions. We may be required to draw down funds from our revolving credit facility or seek additional funds through equity or debt financings to respond to business challenges associated with the uncertain macroeconomic environment or other challenges, including the need to develop new features and products or enhance existing services, improve our operating infrastructure or acquire complementary businesses and technologies.

We lease office facilities under operating lease agreements that expire from 2024 to 2031. Our cash requirements related to these lease agreements are $94.9 million, of which $42.7 million is expected to be paid within the next 12 months. The total lease obligations are partially offset by our future minimum rental receipts to be received under non-cancelable subleases of $27.1 million. See Note 9, "*Leases,*" of the Notes to Consolidated Financial Statements for further detail on our operating lease obligations.

Our cash requirements related to purchase obligations consisting of non-cancelable agreements to purchase goods and services required in the ordinary course of business — primarily website hosting services — are approximately $214.5 million, of which approximately $90.1 million is expected to be paid within the next 12 months.

The cost of capital associated with any additional funds sought in the future might be adversely impacted by the effects of macroeconomic conditions on our business. Additionally, amounts deposited with third-party financial institutions exceed the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits, as applicable. These cash and cash equivalents could be impacted if the underlying financial institutions fail or are subjected to other adverse conditions in the financial markets. To date, we have experienced no loss or lack of access to our cash and cash equivalents; however, we can provide no assurances that access to our invested cash, cash equivalents and marketable securities will not be impacted by adverse conditions in the financial markets.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

| | Year Ended December 31, | |
	2023	2022
Net cash provided by operating activities	$ 306,280	$ 192,309
Net cash used in investing activities	$ (54,684)	$ (126,144)
Net cash used in financing activities	$ (246,778)	$ (237,532)

Operating Activities. Net cash provided by operating activities during the year ended December 31, 2023 increased by $114.0 million compared to 2022, primarily as a result of an increase of $133.3 million in cash collected from customers, mainly due to an increase in revenue, and a decrease of $19.8 million in income taxes paid, primarily as a result of our deferral of certain federal income tax payments pursuant to the tax relief provided by the IRS release CA-2023-03. These movements were partially offset by an increase of $59.1 million in the amount of employee salaries, commissions and bonuses paid, primarily resulting from higher average headcount, higher cost of labor and increased productivity of our sales teams.

Investing Activities. Net cash used in investing activities during the year ended December 31, 2023 decreased compared to 2022 primarily due to a decrease in net purchases of marketable securities. In July 2022, we began investing in highly rated debt securities as we changed our investment strategy in order to earn a higher overall rate of return on our cash position.

Financing Activities. Net cash used in financing activities during the year ended December 31, 2023 increased compared to 2022 primarily due to an increase in taxes paid related to the net share settlement of equity awards as well as the payment of issuance costs for the 2023 credit facility, partially offset by an increase in proceeds from stock option exercises during the year ended December 31, 2023 compared to 2022.

Stock Repurchase Program

As of December 31, 2023, our Board had authorized us to repurchase up to an aggregate of $1.45 billion of our outstanding common stock since it initially authorized our stock repurchase program in July 2017. During the year ended December 31, 2023, we repurchased 5,626,851 shares on the open market for an aggregate purchase price of $200.0 million.

On February 13, 2024, our Board authorized a $500.0 million increase to our stock repurchase program, bringing the total amount of repurchases authorized under our stock repurchase program since its inception to $1.95 billion. We repurchased $27.0 million of shares subsequent to December 31, 2023, resulting in approximately $554.7 million remaining available for future repurchases on February 20, 2024.

We may repurchase shares at our discretion in the open market, privately negotiated transactions, in transactions structured through investment banking institutions, or a combination of the foregoing. The program is not subject to any time limit and may be modified, suspended or discontinued at any time. The amount and timing of repurchases are subject to a variety of factors, including liquidity, cash flow and market conditions.

We have funded all repurchases to date and expect to fund any future repurchases with cash and cash equivalents available on our consolidated balance sheet.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates and assumptions are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from those estimates.

We consider the estimates discussed below to be critical as we believe that the assumptions and estimates associated with these policies have the greatest potential impact on our consolidated financial statements. For further information on these and our other significant accounting estimates, see Note 2, "*Summary of Significant Accounting Policies,*" of the Notes to Consolidated Financial Statements included elsewhere in this Annual Report.

Revenue Recognition—We generate revenue from the sale of advertising products, transactions with consumers and other revenue sources, which correspond to our major product lines. We recognize revenue by applying the following steps: the contract with the customer is identified; the performance obligations in the contract are identified; the transaction price is determined; the transaction price is allocated to the performance obligations in the contract; and revenue is recognized when (or as) we satisfy these performance obligations in an amount that reflects the consideration we expect to be entitled to in exchange for those services. We apply the portfolio practical expedient to account for contracts with customers in each category of revenue. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the amount of revenue we recognize is equal to the amount we have a right to invoice.

We perform estimates and apply judgment when determining the amount of revenue to be recognized and may accept lower consideration than what is agreed to in the relevant contract. We refer to the difference between the agreed upon consideration amount and the actual consideration estimated to be received as variable consideration; types of variable consideration include cash based incentives, credits and refunds that are estimated based on historical information as well as considering economic conditions, which constrain the revenue. For all contracts with customers, estimates and assumptions include determining variable consideration and identifying the nature and timing of satisfaction of performance obligations. We believe that there will not be significant changes to our estimates of variable consideration. To date, actual amounts of consideration received have been materially consistent with the provisions we have made based on our historical estimates. For contracts satisfied over time, we apply the invoice practical expedient to depict the value transferred to the customer and measure of progress towards completion of its obligations. We consider the right to receive consideration from a customer to correspond directly with the value to the customer of our performance completed to date. We do not consider the effects of the time value of money as substantially all of our contracts are invoiced on a monthly basis, one month in arrears.

For revenue generated from arrangements that involve third parties, considerable judgment may be required in evaluating whether we are the principal, and report revenue on a gross basis, or the agent, and report revenue on a net basis. In this assessment, we consider whether we obtain control of the specified goods or services before they are transferred to the customer as well as other indicators, such as whether we are the party primarily responsible for the fulfillment, inventory risk and discretion in establishing price. The assessment of whether we are considered the principal or agent in a transaction could impact our revenue and cost of revenue recognized on our consolidated statements of operations. Changes in judgments with respect to assumptions and estimates could impact the amount of revenue recognized.

Website and Internal-Use Software Development Costs—Costs related to website and internal-use software are primarily related to our website and mobile app, including support systems. We capitalize our costs to develop software when:

preliminary development efforts are successfully completed; management has authorized and committed project funding; and it is probable that the project will be completed and the software will be used as intended. We use judgment to determine which projects will be capitalized and the estimated useful life over which the related asset will be amortized. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally three years. This estimated useful life of three years has not historically changed and actual useful lives have been materially consistent with our estimates. While we do not believe that there is a reasonable likelihood of material change in our estimates, factors including obsolescence, the pace of changes in technology, changes in the expected use of the software, competition and other economic factors could require us to change the estimated useful life, which would result in a change to the amount of amortization that we record on our consolidated statements of operations.

Income Taxes—Significant judgment is required to determine our provision for (benefit from) for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles, complex tax laws, or variances between our actual and anticipated operating results. Therefore, actual income taxes could materially vary from these estimates.

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, we generally consider all expected future events other than enactments or changes in the tax law or rates. In assessing the realization of deferred tax assets, we consider whether it is more likely than not that all or some portion of deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Valuation allowances are provided to reduce deferred tax assets to the amount that is more likely than not to be realized. In determining the need for a valuation allowance, the weight given to positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. The determination of future taxable income requires significant judgment and relies on various estimates and assumptions using forecasted amounts. Changes in various factors, including economic and political conditions, could drive actual results in future years to differ from our current assumptions, judgments and estimates. We evaluate the ability to realize net deferred tax assets and the related valuation allowance on a quarterly basis.

We operate in various tax jurisdictions and are subject to audit by various tax authorities. We provide for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

We recognize a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in our tax audits are resolved in a manner not consistent with our expectations, we could be required to adjust our provision for income taxes in the period such resolution occurs.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of business. These risks include primarily interest rate, foreign exchange risks and inflation, and have not changed materially from the market risks we were exposed to in the year ended December 31, 2022.

Interest Rate Fluctuation

The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk.

Our cash and cash equivalents consist of cash and money market funds. We do not have any long-term borrowings. Because our cash and cash equivalents have relatively short maturities, their fair values are relatively insensitive to interest rate changes.

Our marketable securities comprise fixed-rate debt securities issued by U.S. corporations, U.S. government agencies and the U.S. Treasury; as such, their fair value may be affected by fluctuations in interest rates in the broader economy. We believe a

hypothetical 100 basis point increase in interest rates as of December 31, 2023 would not have a material impact on our marketable securities portfolio.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally in the British pound sterling, Canadian dollar and the Euro. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Although we have experienced and will continue to experience fluctuations in net income (loss) as a result of transaction gains (losses), net, related to revaluing certain cash balances, trade accounts receivable balances and intercompany balances that are denominated in currencies other than the U.S. dollar, we believe a hypothetical 10% strengthening (weakening) of the U.S. dollar against the British pound sterling, Canadian dollar or Euro, either alone or in combination with each other, would not have a material impact on our results of operations. In the event our foreign sales and expenses increase as a proportion of our overall sales and expenses, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. At this time, we do not enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk, though we may in the future. It is difficult to predict the impact hedging activities would have on our results of operations.

Inflation Risk

We do not believe that inflation has had a direct material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. However, adverse macroeconomic conditions, including the current inflationary environment, have had, and may continue to have, a negative impact on consumer demand as well as the ability and willingness of advertisers to spend on our products and services. These factors could harm our business, financial condition or results of operations.

Item 8. Financial Statements and Supplementary Data.

Our financial statements and the report of our independent registered public accounting firm are included in this Annual Report beginning on page F-1. The index to our financial statements is included in Part IV, Item 15 below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in "*Internal Control—Integrated Framework (2013)*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023. Our management reviewed the results of this evaluation with the Audit Committee.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and, as part of the audit, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2023, which is included below.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and our Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by the collusion of two or more people or by management override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Yelp Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Yelp Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 27, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
February 27, 2024

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information required by this item regarding directors and director nominees, executive officers, the board of directors and its committees, and certain corporate governance matters is incorporated by reference to the information set forth under the captions "Information Regarding the Board of Directors and Corporate Governance," "Proposal No. 1—Election of Directors" and "Executive Officers" in the definitive proxy statement for our 2024 Annual Meeting of Stockholders (the "2024 Proxy Statement"). Information required by this item regarding compliance with Section 16(a) of the Exchange Act is incorporated by reference to the information set forth under the caption "Delinquent Section 16(a) Reports" in our 2024 Proxy Statement.

We have adopted a written code of business conduct and ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer. The code of business conduct and ethics is available on our corporate website at www.yelp-ir.com under the section entitled "Governance Documents" in the "Governance" menu. If we make any substantive amendments to our code of business conduct and ethics or grant any of our directors or executive officers any waiver, including any implicit waiver, from a provision of our code of business conduct and ethics, we will disclose the nature of the amendment or waiver on our website or in a Current Report on Form 8-K.

Item 11. Executive Compensation.

Information required by this item regarding executive compensation is incorporated by reference to the information set forth under the captions "Executive Compensation," "Director Compensation" and "Information Regarding the Board of Directors and Corporate Governance" in our 2024 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by this item regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in our 2024 Proxy Statement. Information required by this item regarding securities authorized for issuance under our equity compensation plans is incorporated by reference to the information set forth under the caption "Equity Compensation Plan Information" in our 2024 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by this item regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Transactions with Related Persons" in our 2024 Proxy Statement. Information required by this item regarding director independence is incorporated by reference to the information set forth under the caption "Information Regarding the Board of Directors and Corporate Governance" in our 2024 Proxy Statement.

Item 14. Principal Accountant Fees and Services.

Information required by this item regarding principal accounting fees and services is incorporated by reference to the information set forth under the caption "Proposal No. 2—Ratification of Selection of Independent Registered Public Accounting Firm" in our 2024 Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   The following documents are filed as part of this Annual Report:

1.   *Financial Statements*. Our consolidated financial statements and the Report of Independent Registered Public Accounting Firm are included herein on the pages indicated:

Report of Independent Registered Public Accounting Firm (PCAOB ID: 34)	1
Consolidated Balance Sheets	3
Consolidated Statements of Operations	4
Consolidated Statements of Comprehensive Income	5
Consolidated Statements of Stockholders' Equity	6
Consolidated Statements of Cash Flows	7
Notes to Consolidated Financial Statements	8

2.   *Financial Statement Schedules*. None. All financial statement schedules are omitted because they are not applicable, not required under the instructions, or the requested information is included in the consolidated financial statements or notes thereto.

3.   *Exhibits*. The following is a list of exhibits filed with this report or incorporated herein by reference:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Yelp Inc., as amended.	8-K	001-35444	3.1	7/8/2020	
3.2	Amended and Restated Bylaws of Yelp Inc.	8-K	001-35444	3.1	3/15/2023	
4.1	Reference is made to Exhibits 3.1 and 3.2.					
4.2	Form of Common Stock Certificate.	8-A/A	001-35444	4.1	9/23/2016	
4.3	Description of Capital Stock.	10-K	001-35444	4.3	2/28/2022	
10.1*	2012 Equity Incentive Plan, as amended.	8-K	001-35444	10.2	2/13/2019	
10.2*	Forms of Option Agreement and Grant Notice and RSU Agreement and Grant Notice under 2012 Equity Incentive Plan.	S-1/A	333-178030	10.17	2/3/2012	
10.3*	Forms of Performance Restricted Stock Unit Award Grant Notice and Agreement under 2012 Equity Incentive Plan.	8-K	001-35444	10.2	2/16/2022	
10.4*	2012 Employee Stock Purchase Plan, as amended.	8-K	001-35444	10.2	9/23/2016	
10.5*	2023 Inducement Award Plan.	8-K	001-35444	10.1	2/9/2023	
10.6*	Form of Restricted Stock Unit Grant Notice and Award Agreement under the 2023 Inducement Award Plan.	8-K	001-35444	10.2	2/9/2023	
10.7*	Executive Severance Benefit Plan, as amended.	10-K	001-35444	10.9	2/28/2020	
10.8*	Policy for Recoupment of Incentive Compensation.	10-K	001-35444	10.8	2/28/2022	
10.9*	Performance Bonus Compensation Plan for Executives.	8-K	001-35444	10.1	2/16/2022	
10.10*	Form of Indemnification Agreement made by and between Yelp Inc. and each of its directors and executive officers.	S-1	333-178030	10.6	2/3/2012	
10.11*	Offer Letter, dated February 3, 2012, by and between Yelp Inc. and Jeremy Stoppelman.	S-1/A	333-178030	10.15	2/3/2012	
10.12*	Amendment to Equity Awards, effective as of April 7, 2020, by and between Jeremy Stoppelman and Yelp Inc.	10-Q	001-35444	10.1	8/7/2020	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
			Incorporated by Reference			
10.13*	Offer Letter, dated December 27, 2019, by and between Yelp Inc. and David Schwarzbach.	10-K	001-35444	10.12	2/28/2020	
10.14*	Amended and Restated Offer Letter, by and between Yelp Inc. and Joseph Nachman, dated February 3, 2012.	S-1/A	333-178030	10.9	2/3/2012	
10.15*	Letter Agreement, dated May 22, 2014, by and between Yelp Inc. and Joseph Nachman.	8-K	001-35444	99.1	5/28/2014	
10.16*	Offer Letter and Termination and Rehire Agreement, dated August 26, 2013, by and between Yelp Inc. and Sam Eaton.	10-K	001-35444	10.20	2/28/2022	
10.17*	Contract of Employment, dated March 15, 2022, by and between Yelp UK Limited and Sam Eaton.	10-Q	001-35444	10.3	5/6/2022	
10.18*	Offer Letter, dated October 27, 2021, by and between Yelp Inc. and Carmen Orr.	10-Q	001-35444	10.1	5/6/2022	
10.19*	Offer Letter, dated January 13, 2022, by and between Yelp Inc. and Craig Saldanha.	10-Q	001-35444	10.2	5/6/2022	
10.20*	Summary of Non-Employee Director Compensation Arrangements as of January 1, 2023.					X
10.21	Revolving Credit and Guaranty Agreement, dated as of April 28, 2023, by and between Yelp Inc., the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.	10-Q	001-35444	10.1	8/7/2023	
21.1	Subsidiaries of Yelp Inc.	10-K	001-35444	21.1	2/28/2022	
23.1	Consent of Independent Registered Public Accounting Firm.					X
24.1	Power of Attorney (included on signature page).					X
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a).					X
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a).					X
32.1†	Certifications of Chief Executive Officer and Chief Financial Officer.					X
97.1	Incentive Compensation Recoupment Policy.					X
101.INS	XBRL Instance Document.					X
101.SCH	XBRL Taxonomy Extension Schema Document.					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.					X
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.					X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).					X

*   Indicates management contract or compensatory plan or arrangement.

†   The certifications attached as Exhibit 32.1 accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Yelp Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2024

Yelp Inc.

/s/ David Schwarzbach

David Schwarzbach
Chief Financial Officer
(*Principal Financial and Accounting Officer*)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Schwarzbach and Aaron Schur, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution for him or her, and in his or her name in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and either of them, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeremy Stoppelman Jeremy Stoppelman	Chief Executive Officer and Director (*Principal Executive Officer*)	February 27, 2024
/s/ David Schwarzbach David Schwarzbach	Chief Financial Officer (*Principal Financial Officer and Principal Accounting Officer*)	February 27, 2024
/s/ Diane Irvine Diane Irvine	Chairperson	February 27, 2024
/s/ Fred D. Anderson, Jr. Fred D. Anderson, Jr.	Director	February 27, 2024
/s/ Christine Barone Christine Barone	Director	February 27, 2024
/s/ Robert Gibbs Robert Gibbs	Director	February 27, 2024
/s/ George Hu George Hu	Director	February 27, 2024
/s/ Sharon Rothstein Sharon Rothstein	Director	February 27, 2024
/s/ Chris Terrill Chris Terrill	Director	February 27, 2024
/s/ Tony Wells Tony Wells	Director	February 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Yelp Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yelp Inc. and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Advertising Revenue – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's revenue consists of advertising placements, primarily performance-based cost-per-click advertising (CPC), which is comprised of a significant volume of low-dollar transactions, initiated and maintained within internally developed systems. The processing and recording of those transactions are highly automated and are based on contractual terms with customers. The Company relies on information from these internally developed systems and automations to record its CPC revenue.

We identified CPC revenue as a critical audit matter because the Company's processes to record CPC revenue are highly dependent on internally developed systems and automations. This required an increased extent of effort, including the need for us to involve professionals with expertise in information technology (IT), to identify, test, and evaluate the Company's systems, databases, tools, software applications, and automated controls.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Company's processes and systems used to record CPC revenue included the following, among others:

- We tested internal controls within the relevant CPC revenue business processes, including those in place to reconcile the various systems to the Company's general ledger and address the accuracy and completeness of transaction data from those systems.

- With the assistance of our IT specialists, we:

  ◦ Identified the significant systems, automated controls, and tools used to maintain databases and process CPC revenue transactions and tested the general IT controls over each of these systems, including testing of user access controls, change management controls, and IT operations controls.

  ◦ Performed testing of system interface controls over each of the systems associated with CPC revenue transactions.

  ◦ Performed testing of information used in business process controls over CPC revenue to address the accuracy and completeness of such information.

- With the assistance of our data specialists, we created data visualizations to evaluate recorded CPC revenue, evaluate trends in the transactional CPC revenue data, and recalculate the rate of fulfillment for CPC budget-based advertising customers.

- We generated synthetic click transactions on the Company's website and traced the recording of these transactions into the Company's systems to understand how CPC revenue transactions are initiated, processed, and aggregated.

- For a sample of CPC revenue transactions, we performed detail transaction testing by agreeing the amounts recognized to source documentation and system reports.

/s/ DELOITTE & TOUCHE LLP
San Francisco, California
February 27, 2024

We have served as the Company's auditor since 2008.

YELP INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 313,911	$ 306,379
Short-term marketable securities	127,485	94,244
Accounts receivable (net of allowance for doubtful accounts of $13,768 and $9,277 at December 31, 2023 and 2022, respectively)	146,147	131,902
Prepaid expenses and other current assets	36,673	63,467
Total current assets	624,216	595,992
Property, equipment and software, net	68,684	77,224
Operating lease right-of-use assets	48,573	97,392
Goodwill	103,886	102,328
Intangibles, net	7,638	8,997
Other non-current assets	161,726	133,989
Total assets	$ 1,014,723	$ 1,015,922
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 132,809	$ 137,950
Operating lease liabilities — current	39,234	39,674
Deferred revenue	3,821	5,200
Total current liabilities	175,864	182,824
Operating lease liabilities — long-term	48,065	86,661
Other long-term liabilities	41,260	36,113
Total liabilities	265,189	305,598
Commitments and contingencies (Note 13)		
Stockholders' equity:		
Common stock, $0.000001 par value — 200,000 shares authorized, 68,864 shares issued and outstanding at December 31, 2023 and 69,797 shares issued and outstanding at December 31, 2022	—	—
Additional paid-in capital	1,786,667	1,649,692
Treasury stock	(282)	—
Accumulated other comprehensive loss	(12,202)	(15,545)
Accumulated deficit	(1,024,649)	(923,823)
Total stockholders' equity	749,534	710,324
Total liabilities and stockholders' equity	$ 1,014,723	$ 1,015,922

See Notes to Consolidated Financial Statements.

YELP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

		Year Ended December 31,				
		2023		**2022**		**2021**
Net revenue	$	1,337,062	$	1,193,506	$	1,031,839
Costs and expenses:						
Cost of revenue (exclusive of depreciation and amortization shown separately below)		114,229		105,705		78,097
Sales and marketing		556,605		514,927		454,224
Product development		332,570		305,561		276,473
General and administrative		212,431		164,108		135,816
Depreciation and amortization		42,184		44,852		55,683
Restructuring		—		—		32
Total costs and expenses		1,258,019		1,135,153		1,000,325
Income from operations		79,043		58,353		31,514
Other income, net		26,039		8,425		2,204
Income before income taxes		105,082		66,778		33,718
Provision for (benefit from) income taxes		5,909		30,431		(5,953)
Net income attributable to common stockholders	$	99,173	$	36,347	$	39,671
Net income per share attributable to common stockholders						
Basic	$	1.43	$	0.51	$	0.53
Diluted	$	1.35	$	0.50	$	0.50
Weighted-average shares used to compute net income per share attributable to common stockholders						
Basic		69,221		70,867		74,221
Diluted		73,596		73,402		78,616

See Notes to Consolidated Financial Statements.

YELP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income attributable to common stockholders	$ 99,173	$ 36,347	$ 39,671
Other comprehensive income (loss):			
Foreign currency translation adjustments, net of tax	2,876	(3,975)	(4,283)
Unrealized gain (loss) on available-for-sale debt securities, net of tax	467	(480)	—
Other comprehensive income (loss)	3,343	(4,455)	(4,283)
Comprehensive income	$ 102,516	$ 31,892	$ 35,388

See Notes to Consolidated Financial Statements.

YELP INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount					
Balance as of December 31, 2020	75,371	$ —	$1,398,248	$ (2,964)	$ (6,807)	$ (533,943)	$ 854,534
Issuance of common stock upon exercises of employee stock options	663	—	8,650	—	—	—	8,650
Issuance of common stock upon vesting of restricted stock units ("RSUs"), net	2,714	—	—	—	—	—	—
Issuance of common stock for employee stock purchase plan	517	—	16,334	—	—	—	16,334
Stock-based compensation (inclusive of capitalized stock-based compensation)	—	—	162,295	—	—	—	162,295
Taxes withheld related to net share settlement of equity awards	—	—	(62,955)	—	—	—	(62,955)
Repurchases of common stock	—	—	—	(262,928)	—	—	(262,928)
Retirement of common stock	(7,094)	—	—	265,892	—	(265,892)	—
Other comprehensive loss	—	—	—	—	(4,283)	—	(4,283)
Net income	—	—	—	—	—	39,671	39,671
Balance as of December 31, 2021	72,171	—	1,522,572	—	(11,090)	(760,164)	751,318
Issuance of common stock upon exercises of employee stock options	304	—	7,500	—	—	—	7,500
Issuance of common stock upon vesting of RSUs, net	2,890	—	—	—	—	—	—
Issuance of common stock for employee stock purchase plan	627	—	16,030	—	—	—	16,030
Stock-based compensation (inclusive of capitalized stock-based compensation)	—	—	164,985	—	—	—	164,985
Taxes withheld related to net share settlement of equity awards	—	—	(61,395)	—	—	—	(61,395)
Repurchases of common stock	—	—	—	(200,006)	—	—	(200,006)
Retirement of common stock	(6,195)	—	—	200,006	—	(200,006)	—
Other comprehensive loss	—	—	—	—	(4,455)	—	(4,455)
Net income	—	—	—	—	—	36,347	36,347
Balance as of December 31, 2022	69,797	—	1,649,692	—	(15,545)	(923,823)	710,324
Issuance of common stock upon exercises of employee stock options	847	—	20,261	—	—	—	20,261
Issuance of common stock upon vesting of RSUs, net	3,243	—	—	—	—	—	—
Issuance of common stock for employee stock purchase plan	604	—	19,206	—	—	—	19,206
Stock-based compensation (inclusive of capitalized stock-based compensation)	—	—	183,178	—	—	—	183,178
Taxes withheld related to net share settlement of equity awards	—	—	(85,670)	—	—	—	(85,670)
Repurchases of common stock	—	—	—	(200,281)	—	—	(200,281)
Retirement of common stock	(5,627)	—	—	199,999	—	(199,999)	—
Other comprehensive income	—	—	—	—	3,343	—	3,343
Net income	—	—	—	—	—	99,173	99,173
Balance as of December 31, 2023	68,864	$ —	$1,786,667	$ (282)	$ (12,202)	$ (1,024,649)	$ 749,534

See Notes to Consolidated Financial Statements.

YELP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year Ended December 31,				
		2023		**2022**		**2021**
Operating Activities						
Net income	$	99,173	$	36,347	$	39,671
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		42,184		44,852		55,683
Provision for doubtful accounts		40,702		25,006		14,574
Stock-based compensation		173,451		156,090		151,679
Amortization of right-of-use assets		28,084		32,810		39,339
Deferred income taxes		(22,150)		(56,621)		(9,190)
Amortization of deferred contract cost		24,035		18,827		14,613
Asset impairment		23,563		10,464		11,164
Noncash gain on lease termination		—		—		(11,485)
Other adjustments, net		(410)		1,036		392
Changes in operating assets and liabilities:						
Accounts receivable		(54,947)		(49,555)		(33,535)
Prepaid expenses and other assets		(5,123)		(36,032)		(49,246)
Operating lease liabilities		(39,734)		(40,057)		(41,008)
Accounts payable, accrued liabilities and other liabilities		(2,548)		49,142		30,004
Net cash provided by operating activities		306,280		192,309		212,655
Investing Activities						
Purchases of marketable securities — available-for-sale		(148,448)		(127,080)		—
Sales and maturities of marketable securities — available-for-sale		117,916		32,821		—
Maturities of other investments		2,500		—		—
Purchases of property, equipment and software		(26,847)		(31,979)		(28,282)
Other investing activities		195		94		632
Net cash used in investing activities		(54,684)		(126,144)		(27,650)
Financing Activities						
Proceeds from issuance of common stock for employee stock-based plans		39,510		23,497		24,984
Taxes paid related to the net share settlement of equity awards		(85,180)		(61,023)		(62,545)
Repurchases of common stock		(199,999)		(200,006)		(262,928)
Payment of issuance costs for credit facility		(1,109)		—		—
Net cash used in financing activities		(246,778)		(237,532)		(300,489)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		2,046		(2,136)		(415)
Change in cash, cash equivalents and restricted cash		6,864		(173,503)		(115,899)
Cash, cash equivalents and restricted cash — Beginning of period		307,138		480,641		596,540
Cash, cash equivalents and restricted cash — End of period	$	314,002	$	307,138	$	480,641
Supplemental Disclosures of Other Cash Flow Information						
Cash paid for income taxes, net	$	30,625	$	50,416	$	2,523
Supplemental Disclosures of Noncash Investing and Financing Activities						
Purchases of property, equipment and software recorded in accounts payable and accrued liabilities	$	914	$	956	$	1,595
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	$	—	$	50	$	36,049
Repurchases of common stock recorded in accounts payable and accrued liabilities	$	1,887	$	2,427	$	1,948

See Notes to Consolidated Financial Statements.

YELP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Yelp Inc. was incorporated in Delaware on September 3, 2004. Except where specifically noted or the context otherwise requires, the use of terms such as the "Company" and "Yelp" in these Notes to Consolidated Financial Statements refers to Yelp Inc. and its subsidiaries.

Yelp is a trusted local resource for consumers and a partner in success for businesses of all sizes. Consumers trust Yelp for its extensive ratings and reviews of businesses across a broad range of categories, while businesses advertise on Yelp to reach its large audience of purchase-oriented and generally affluent consumers. Yelp has operations in the United States, United Kingdom, Canada, Ireland and Germany.

Basis of Presentation—The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All intercompany balances and transactions have been eliminated upon consolidation.

Certain Significant Risks and Uncertainties—The Company operates in a dynamic industry and, accordingly, may be affected by a variety of factors. For example, the Company's management believes that changes in any of the following areas could have a significant negative impact on the Company in terms of its future financial position, results of operations or cash flows: adverse macroeconomic conditions, such as the current uncertain and inflationary economy; the Company's ability to maintain and expand its advertiser base; the success of the Company's strategy; qualified employees and key personnel; levels of traffic and user engagement on the Company's platform; industry competition; reliance on search engines and application marketplaces; the quality and reliability of reviews; real or perceived security breaches and the Company's ability to maintain uninterrupted operation of its network infrastructure; protection of the Company's brand, reputation and intellectual property; intellectual property infringement and other disputes; and changes in government regulation affecting the Company's business, among other things.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. Items that require estimates, judgments or assumptions include, but are not limited to, determining variable consideration and identifying the nature and timing of satisfaction of performance obligations, allowance for doubtful accounts and credit losses, fair value and estimated useful lives of long- and indefinite-lived assets, litigation loss contingencies, liabilities related to incurred but not reported insurance claims, fair value and achievement of targets for performance-based restricted stock units ("PRSUs") and income taxes. These estimates, judgments and assumptions are based on information available as of the date of the consolidated financial statements; therefore, actual results could differ from management's estimates due to macroeconomic uncertainty and other factors.

Foreign Currency Translation—The consolidated financial statements of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Assets and liabilities of foreign subsidiaries are translated at exchange rates in effect as of the balance sheet date. Revenues and expenses are translated at average exchange rates in effect during the year. Translation adjustments are recorded within accumulated other comprehensive loss, a separate component of stockholders' equity.

Cash and Cash Equivalents—The Company considers all highly liquid investments, such as treasury bills, commercial paper, certificates of deposit, and money market instruments with maturities of three months or less at the time of acquisition to be cash equivalents. Cash and cash equivalents primarily consist of amounts held in interest-bearing money market funds that were readily convertible to cash. The fair value of cash and cash equivalents approximates their carrying value.

Marketable Securities—The Company considers highly liquid treasury notes, U.S. agency securities, corporate debt securities, money market funds and other funds with maturities of more than three months to be marketable securities. These securities are classified as short-term marketable securities on the consolidated balance sheets as they represent the investment of cash available for current operations. The Company has a policy that generally requires its securities to be investment grade (i.e., rated 'A' or higher by bond rating firms) with the objective of minimizing the potential risk of principal loss. The Company classifies its marketable securities as available-for-sale and determines the classification at the time of purchase based on its investment strategy; it reevaluates such designation at each balance sheet date.

Available-for-sale securities are stated at fair value as of each balance sheet date and are periodically assessed for impairment. An investment is impaired if the fair value of the investment is less than its amortized cost basis. The Company reviews the securities in an unrealized loss position and evaluates whether credit loss exists by considering factors such as historical experience, market data, issuer-specific factors including their credit rating, and current economic conditions. If a credit loss exists, the Company measures the loss by comparing the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. An allowance for credit loss is recorded as a component of other income (expense), net, limited by the amount of unrealized loss. Any remaining unrealized losses are recorded to other comprehensive income (loss).

The Company determines any realized gains or losses on the sale of marketable securities on a specific identification method and records such gains and losses as a component of other income (expense), net. Amortization of premiums and accretion of discounts are included in interest income. If the Company has the intent to sell an available-for-sale security in an unrealized loss position or it is more likely than not that it will be required to sell the security prior to recovery of its amortized cost basis, any previously recorded allowance is reversed and the entire difference between the amortized cost basis of the security and its fair value is recognized in the consolidated statements of operations.

Concentrations of Credit Risk—Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities and other investments, and accounts receivable. The Company places its cash and cash equivalents, marketable securities and other investments with major financial institutions, which management assesses to be of high credit quality, in order to limit the exposure of each investment.

Credit risk with respect to accounts receivable is dispersed due to the Company's large number of customers. In addition, the Company's credit risk is mitigated by the relatively short collection period. Collateral is not required for accounts receivable.

Accounts Receivable, Net, and Payment Terms—The timing of revenue recognition may differ from the timing of invoicing to customers. The Company records an accounts receivable balance when revenue is recognized prior to or at the time of invoicing the customer. Payment terms and conditions vary by contract type and the service being provided. For advertising services, the Company typically invoices customers on a monthly basis, one month in arrears, with payment due either at the end of each billing period or up to 30 days after the end of the billing period. For transaction services, the Company collects its commission fee on each transaction either at the time of the transaction or up to 30 days after the end of the billing period. For subscription services, the Company typically invoices customers one month in advance, with payment due at the beginning of each billing period.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts receivable. The allowance reflects the Company's best estimate of probable losses associated with the accounts receivable balance. It is based upon historical experience and loss patterns, the number of days that billings are past due, an evaluation of the potential risk of loss associated with delinquent accounts based on the credit risk of those accounts, known delinquent accounts, as well as current conditions and reasonable and supportable economic forecasts. When new information becomes available that allows the Company to more accurately estimate the allowance, it makes an adjustment, which is considered a change in accounting estimate. The carrying value of accounts receivable approximates their fair value.

Deferred Contract Costs—The Company has determined that certain sales incentive compensation costs are incremental costs to obtain the related contract. These costs are capitalized in the period in which they are incurred and amortized on a straight-line basis over the expected customer life of the associated contract. The Company uses a straight-line basis as it expects the benefit of these costs to be realized uniformly over the amortization period. The amortization periods for contract costs, which extend up to 32 months, were determined based on both qualitative and quantitative factors, including product life cycle attributes and customer retention historical data. For contract costs with amortization periods of less than 12 months, the Company applies a practical expedient to expense such costs as incurred. The Company assesses deferred contract costs for impairment on a quarterly basis. No impairment charges were recorded in the periods presented. Amortized contract costs are

recorded within sales and marketing expense in the consolidated statements of operations. Deferred contract costs are included within other non-current assets on the Company's consolidated balance sheets (see Note 10, "*Other Non-Current Assets*").

Deferred Revenue—The Company records deferred revenue when it has received consideration, or has the right to receive consideration, in advance of the transfer of the performance obligations of the contract to the customer.

Property, Equipment and Software—Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are approximately three to five years. Leasehold improvements are amortized over the shorter of the lease term or 10 years. Following the disposition of an asset, the associated net cost is no longer recognized as an asset, and any gain or loss on the disposition is reflected in operating expenses.

Website and Internal-Use Software Development Costs—Costs related to website and internal-use software are primarily related to the Company's website and mobile app, including support systems. The Company capitalizes its costs to develop software when: preliminary development efforts are successfully completed; management has authorized and committed project funding; and it is probable that the project will be completed and the software will be used as intended. Costs incurred for enhancements that are expected to result in additional material functionality are capitalized and amortized over the estimated useful life of the upgrades. Such costs are amortized on a straight-line basis over the estimated useful life of the related asset, which is generally three years.

The Company capitalizes certain implementation costs incurred related to cloud computing arrangements that are service contracts. Such costs are amortized on a straight-line basis over the term of the associated hosting arrangement plus any reasonably certain renewal period. Any capitalized amounts related to such arrangements are recorded within prepaid expense and other current assets and within non-current assets on the consolidated balance sheets.

Leases—The Company leases its office facilities under operating lease agreements that expire from 2024 to 2031, some of which include options to renew at the Company's sole discretion. If exercised, such options would extend the lease terms by five years. Additionally, one of the Company's lease agreements contains the option to terminate the lease, which requires 12 months prior written notice to the landlord. The Company does not have any finance lease agreements.

The Company determines if an arrangement contains a lease at inception. The Company recognizes on its consolidated balance sheets operating lease liabilities representing the present value of future lease payments, and an associated operating lease right-of-use ("ROU") asset for any operating lease with a term greater than one year. The Company recognizes the amortization of the ROU asset each month within lease expense. The Company elected to use the practical expedient for short-term leases, and therefore does not record operating lease ROU assets or lease liabilities associated with leases with durations of 12 months or less.

When recording the present value of lease liabilities, a discount rate is required. The Company has concluded that the rates implicit in the various operating lease agreements are not readily determinable. As a result, the Company instead uses its incremental borrowing rate, which is calculated based on hypothetical borrowings to fund each respective lease over the lease term, as of the lease commencement date, assuming that borrowings are secured by the various leased properties. The incremental borrowing rates are determined based on an assessment of the Company's implied credit rating, using ratings scales from reputable rating agencies that consider a number of qualitative and quantitative factors. Market rates are derived as of the lease commencement dates with reference to companies with the same debt rating that operate in a similar industry to the Company.

The Company does not recognize its renewal options as part of its ROU assets and lease liabilities until it is reasonably certain that it will exercise such renewal options.

The Company does not combine lease and non-lease components; its lease agreements provide specific allocations of the Company's obligations between lease and non-lease components. As a result, the Company is not required to exercise any judgment in determining such allocations.

The Company has subleased certain office facilities under operating lease agreements that expire in 2025 and 2026. The sublease agreements do not contain any options to renew. The Company recognizes a majority of the sublease rental income as a reduction in rent expense on a straight-line basis over the lease period, with any sublease income in excess of the original lease cost recorded to other income, net.

Goodwill—Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. The carrying amount of goodwill is reviewed at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable. The Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that its fair value is less than the carrying amount, or opts not to perform a qualitative assessment, then the Company will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. No impairment charges associated with goodwill have been recorded by the Company to date.

Intangible Assets—Intangible assets include acquired intangible assets identified through business combinations, which are carried at fair value less accumulated amortization, and purchased intangible assets, which are carried at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets, generally 2 to 12 years. The Company reviews amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. No material impairment charges have been recorded to date.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of—The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Stock Repurchases—The Company accounts for repurchases of its common stock by recording the cost to repurchase those shares to treasury stock, a separate component of stockholders' equity. Upon retirement, the carrying amount of treasury stock is reduced with a corresponding reduction to par value of common stock, with any excess of the cost incurred to repurchase shares over their par value recorded as an adjustment to retained earnings (accumulated deficit) on the date of retirement.

Revenue Recognition—The Company generates revenue from the sale of advertising products, transactions with consumers and other revenue sources, which correspond to the Company's major product lines. The Company recognizes revenue by applying the following steps: the contract with the customer is identified; the performance obligations in the contract are identified; the transaction price is determined; the transaction price is allocated to the performance obligations in the contract; and revenue is recognized when (or as) the Company satisfies these performance obligations in an amount that reflects the consideration it expects to be entitled to in exchange for those services. The Company applies the portfolio practical expedient to account for the vast majority of contracts with customers in each category of revenue. The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the amount of revenue it recognizes is equal to the amount which the Company has a right to invoice.

Contracts with customers can include multiple performance obligations, where the transaction price is allocated to each performance obligation based on its relative standalone selling price ("SSP"). The Company determines SSP based on the prices of the promised goods or services charged when sold separately to customers, which are determined using contractually stated prices. The Company allocates revenue to each of the performance obligations included in a contract with multiple performance obligations at the inception of the contract. The various products and services comprising contracts with multiple performance obligations are typically capable of being both distinct and distinct within the context of the arrangement and are accounted for as separate performance obligations.

For all contracts with customers, estimates and assumptions include determining variable consideration and identifying the nature and timing of satisfaction of performance obligations. The Company may accept lower consideration than the amount promised per the contract for certain revenue transactions and certain customers may receive cash based incentives, credits or refunds, which are accounted for as variable consideration when estimating the amount of revenue to recognize. The Company estimates these amounts based on the expected amount to be provided to customers and constrains the revenue. The Company believes that there will not be a significant reversal in the amount of cumulative revenue recognized when the uncertainty associated with the estimates of variable consideration is subsequently resolved. For contracts satisfied over time, the Company applies the invoice practical expedient to depict the value transferred to the customer and measure of progress towards completion of its obligations. The Company considers the right to receive consideration from a customer to correspond directly with the value to the customer of its performance completed to date. The Company does not consider the effects of the time value of money as substantially all of the Company's contracts are invoiced on a monthly basis, one month in arrears.

Revenue is recognized net of any taxes collected from customers, which are remitted to governmental authorities. The Company does not typically refund customers for services once it determines the performance obligations of the contract have been satisfied, but will assess any refund requests from customers and partners on a case by case basis. The Company records an allowance for potential future refunds, which is estimated based on historical trends and recorded as a reduction of net revenue.

Advertising. The Company generates advertising revenue primarily through the display of advertising products on its website and mobile app. These arrangements are evidenced by either written or electronic acceptance of a contract that stipulates the types of advertising to be delivered, the timing and pricing. Performance-based advertising placements are priced on a cost-per-click basis, while impression-based advertising placements are priced on a cost per thousand impressions basis. The Company recognizes revenue from the delivery of performance-based ads and impression-based ads in the period of delivery, in each case net of customer discounts. The Company also offers businesses premium features in connection with their business pages pursuant to fixed monthly fees, and recognizes revenue from such offerings over the service period.

The Company also generates advertising revenue through indirect sales of advertising products, such as through reseller contracts that allow partners to sell Yelp Branded Profiles to their clients and the monetization of remnant advertising inventory through third-party ad networks, and recognizes revenue in the period of delivery.

Transactions. The Company generates transactions revenue primarily from revenue-sharing partner contracts. The Company's transactions platform provides consumers with the ability to place food orders for pickup and delivery through third parties, primarily Grubhub, or complete other transactions directly on Yelp. The Company earns a per-transaction commission fee pursuant to partnership contracts for acting as an agent for these transactions, which it recognizes on a net basis and includes in revenue upon completion of a transaction.

Other Revenue. The Company generates other revenue through subscription services contracts, such as sales of monthly subscriptions to Yelp Guest Manager, licensing contracts for access to Yelp data, and other non-advertising, non-transaction partnerships. Subscriptions revenue is recognized ratably over the contract terms beginning on the commencement date of each contract, which is the date the service is made available to customers.

Cost of Revenue—The Company's cost of revenue primarily consists of credit card processing fees, website infrastructure expense, which includes website hosting costs, and salaries, benefits and stock-based compensation expense for the infrastructure teams responsible for operating the Company's website and mobile app, and excludes depreciation and amortization expense. Cost of revenue also includes third-party advertising fulfillment costs.

Research and Development—The Company incurs research and development expenses for costs it incurs in research aimed at developing, and in translating the results of such research into, new products and services or significant improvements to existing products or services intended for internal use. Such costs are considered research and development and are expensed as incurred. These expenses primarily consist of employee-related costs (including stock-based compensation) for the Company's engineers and other employees engaged in the research and development of its products and services, as well as allocated indirect overhead costs. Research and development costs were $320.6 million, $294.5 million and $265.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, and are recorded to costs and expenses in the consolidated statements of operations for those periods, primarily within product development costs.

Stock-Based Compensation—The Company accounts for stock-based employee compensation plans under the fair value recognition and measurement provisions, which require all stock-based payments to employees, including grants of stock options, restricted stock awards, restricted stock units ("RSUs"), PRSUs and issuances under its 2012 Employee Stock Purchase Plan, as amended ("ESPP"), to be measured based on the grant-date fair value of the awards. The Company accounts for forfeitures as they occur.

The Company estimates the fair value of options granted to employees on the grant date using the Black-Scholes-Merton option valuation model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility in the fair market value of the Company's common stock, a risk-free interest rate and expected dividends. No compensation cost is recorded for options that do not vest. The Company uses the simplified calculation of expected life as it does not have sufficient appropriate historical exercise data on which to base its own estimate. Expected volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company recognizes compensation cost related to options using the straight-line method.

The fair value of RSUs is measured using the closing price of the Company's common stock on the New York Stock Exchange on the grant date. The Company recognizes compensation cost related to RSUs using the straight-line method. No compensation cost is recorded for RSUs that do not vest. The Company settles the employee tax liabilities associated with the vesting of RSUs by withholding a portion of the vested shares and covering such taxes with cash from its balance sheet, which the Company refers to as net share settlement.

The Company has two types of PRSUs outstanding — awards for which the vesting is subject to both a time-based vesting schedule and either (a) a market condition or (b) the achievement of performance goals.

For the awards subject to a market condition, the Company uses a Monte Carlo model to determine the fair value of the PRSUs. The Company recognizes compensation cost related to PRSUs subject to a market condition on a graded basis over the requisite service period if the service condition is met regardless of whether the market condition is satisfied. No compensation cost is recorded if the service condition is not met.

For the awards subject to performance goals, compensation costs are recorded when the Company concludes that it is probable that the performance conditions will be achieved. The Company performs an analysis in each reporting period to determine the probability that the performance goals will be met, and recognizes a cumulative catch-up adjustment to compensation cost for changes in its probability assessment in subsequent reporting periods, if required, until the performance period has expired. The fair value of the PRSUs is measured using the closing price of the Company's common stock on the New York Stock Exchange on the grant date. The Company recognizes compensation cost related to PRSUs subject to performance goals on a graded basis over the requisite service period. No compensation cost is recorded if the service condition is not met.

Advertising Expenses—Advertising costs are expensed in the period in which the advertising takes place. Costs of producing advertising are expensed in the period in which production takes place. Total advertising expenses incurred were $65.7 million, $71.1 million and $56.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Comprehensive Income (Loss)—Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss), which consists of foreign currency adjustments and unrealized loss on available-for-sale debt securities, net of tax.

Income Taxes—The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets ("DTAs") and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments or changes in the tax law or rates. In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that all or some portion of deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Valuation allowances are provided to reduce deferred tax assets to the amount that is more likely than not to be realized. In determining the need for a valuation allowance, the weight given to positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. The Company evaluates the ability to realize net deferred tax assets and the related valuation allowance on a quarterly basis.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. The Company provides for tax contingencies whenever it is deemed probable that a tax asset has been impaired or a tax liability has been incurred for events such as tax claims or changes in tax laws. Tax contingencies are based upon their technical merits, relative tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax contingencies.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Employee Benefit Plan—The Company sponsors a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation up to a maximum annual amount set by the Internal Revenue Service ("IRS"). Employer contributions under this plan were $9.7 million, $8.7 million and $8.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Insurance—The Company is self-insured for certain employee benefits including medical, dental and vision; however, the Company obtains third-party excess insurance coverage to limit its exposure to certain claims. Liabilities associated with these benefits include estimates of both claims filed and losses incurred but not yet reported. The Company utilizes valuations provided by reputable, independent third-party actuaries. The Company's self-insured liabilities are included in the consolidated balance sheets within accounts payable and accrued liabilities.

Recent Accounting Pronouncements Not Yet Effective

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 will be effective for annual periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024 and should be adopted retrospectively. The Company is currently evaluating the impact of ASU 2023-07 on its related disclosures.

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which requires the disclosure of specific categories in the rate reconciliation and greater disaggregation for income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024 and should be adopted prospectively with the option to be adopted retrospectively. The Company is currently evaluating the impact of ASU 2023-09 on its related disclosures.

3. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Cash	$ 105,959	$ 56,304
Cash equivalents	207,952	250,075
Total cash and cash equivalents	313,911	306,379
Restricted cash	91	759
Total cash, cash equivalents and restricted cash	$ 314,002	$ 307,138

Restricted cash is included in other non-current assets on the Company's consolidated balance sheets.

4. MARKETABLE SECURITIES

Short-term investments and certain cash equivalents consist of investments in debt securities that are classified as available-for-sale. The amortized cost, gross unrealized gains and losses and fair value of investments as of December 31, 2023 and 2022 were as follows (in thousands):

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash equivalents:				
U.S. government securities	$ 1,612	$ —	$ —	$ 1,612
Total cash equivalents	1,612	—	—	1,612
Short-term marketable securities:				
Certificates of deposit	1,537	—	—	1,537
Commercial paper	1,058	—	—	1,058
Corporate bonds	19,833	16	(92)	19,757
Agency bonds	17,660	4	(17)	17,647
U.S. government securities	87,414	241	(169)	87,486
Total short-term marketable securities	127,502	261	(278)	127,485
Total	$ 129,114	$ 261	$ (278)	$ 129,097

		December 31, 2022			
		Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Cash equivalents:					
Commercial paper	$	2,524	$ —	$ —	$ 2,524
Total cash equivalents		2,524	—	—	2,524
Short-term marketable securities:					
Certificates of deposit		10,651	—	—	10,651
Commercial paper		13,054	—	—	13,054
Corporate bonds		32,701	3	(353)	32,351
Agency bonds		3,010	—	(11)	2,999
U.S. government securities		35,479	8	(298)	35,189
Total short-term marketable securities		94,895	11	(662)	94,244
Total	$	97,419	$ 11	$ (662)	$ 96,768

The following tables present gross unrealized losses and fair values for those securities that were in an unrealized loss position as of December 31, 2023 and 2022, aggregated by investment category and the length of time that the individual securities had been in a continuous loss position (in thousands):

	December 31, 2023					
	Less Than 12 months		**12 Months or Greater**		**Total**	
	Fair Value	**Loss**	**Fair Value**	**Loss**	**Fair Value**	**Loss**
Corporate bonds	$ 2,130	$ (9)	$ 12,104	$ (83)	$ 14,234	$ (92)
Agency bonds	14,409	(17)	—	—	14,409	(17)
U.S. government securities	27,763	(135)	6,231	(34)	33,994	(169)
Total	$ 44,302	$ (161)	$ 18,335	$ (117)	$ 62,637	$ (278)

	December 31, 2022					
	Less Than 12 months		**12 Months or Greater**		**Total**	
	Fair Value	**Loss**	**Fair Value**	**Loss**	**Fair Value**	**Loss**
Corporate bonds	$ 29,428	$ (353)	$ —	$ —	$ 29,428	$ (353)
Agency bonds	2,999	(11)	—	—	2,999	(11)
U.S. government securities	27,368	(298)	—	—	27,368	(298)
Total	$ 59,795	$ (662)	$ —	$ —	$ 59,795	$ (662)

For the years ended December 31, 2023 and 2022, the Company did not recognize any credit loss related to available-for-sale marketable securities.

The contractual maturities for marketable securities classified as available-for-sale as of December 31, 2023 were as follows (in thousands):

	Amortized Cost	**Fair Value**
Due in one year or less	$ 79,966	$ 79,791
Due in one to five years	49,148	49,306
Total	$ 129,114	$ 129,097

5. FAIR VALUE MEASUREMENTS

The Company's investments in money market accounts are recorded as cash equivalents at fair value on the consolidated balance sheets. Additionally, the Company carries its available-for-sale debt securities at fair value. See Note 4, "*Marketable Securities*," for further details.

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value in the following hierarchy:

Level 1—Observable inputs, such as quoted prices in active markets,

Level 2—Inputs other than quoted prices in active markets that are observable either directly or indirectly, or

Level 3—Unobservable inputs in which there are little or no market data, which require the Company to develop its own assumptions.

This hierarchy requires the Company to use observable market data, when available, to minimize the use of unobservable inputs when determining fair value. The Company's money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices in active markets. The Company's certificates of deposit, commercial paper, corporate bonds, agency bonds and U.S. government securities are classified within Level 2 of the fair value hierarchy because they have been valued using inputs other than quoted prices in active markets that are observable directly or indirectly.

The following table represents the fair value of the Company's financial instruments, including those measured at fair value on a recurring basis, as of December 31, 2023 and 2022 (in thousands):

	December 31, 2023				December 31, 2022			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash equivalents:								
Money market funds	$180,270	$ —	$ —	$180,270	$247,551	$ —	$ —	$247,551
U.S. government securities	—	1,612	—	1,612	—	—	—	—
Commercial paper	—	—	—	—	—	2,524	—	2,524
Marketable securities:								
Certificates of deposit	—	1,537	—	1,537	—	10,651	—	10,651
Commercial paper	—	1,058	—	1,058	—	13,054	—	13,054
Corporate bonds	—	19,757	—	19,757	—	32,351	—	32,351
Agency bonds	—	17,647	—	17,647	—	2,999	—	2,999
U.S. government securities	—	87,486	—	87,486	—	35,189	—	35,189
Other investments:								
Certificates of deposit	—	7,500	—	7,500	—	10,000	—	10,000
Total cash equivalents, marketable securities and other investments	$180,270	$136,597	$ —	$316,867	$247,551	$106,768	$ —	$354,319

The short-term portion of the certificates of deposit that are categorized as other investments are reflected in prepaid expenses and other current assets on the consolidated balance sheets as of December 31, 2023 and 2022. The long-term portion as of December 31, 2023 is reflected in other non-current assets.

Certain long- and indefinite-lived assets are recognized at fair value on a nonrecurring basis, including assets that are written down as a result of an impairment. The Company recognized impairment charges related to ROU assets and leasehold improvements associated with certain office spaces that it abandoned or subleased during the years ended December 31, 2023, 2022 and 2021. See Note 9, "*Leases,*" for further details. The Company estimated the fair value of these assets as of the effective dates of the agreements using an income approach based on discounted cash flows expected to be received for the abandoned or subleased properties. This valuation technique relied on certain assumptions made by management based on both internal and external data, such as the incremental borrowing rates used to discount these cash flows to its present values. As a result, these assets are classified within Level 3 of the fair value hierarchy.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Prepaid expenses	$ 14,922	$ 14,632
Certificates of deposit	5,000	10,000
Non-trade receivables[1]	4,107	31,338
Other current assets	12,644	7,497
Total prepaid expenses and other current assets	$ 36,673	$ 63,467

[1] The decrease in non-trade receivables during the year ended December 31, 2023 was primarily due to the release of the remaining receivable for loss recovery related to the litigation described under "Legal Proceedings—Securities Class Action and Derivative Action" in Note 13, "*Commitments and Contingencies.*"

As of December 31, 2023, other current assets primarily consisted of income taxes receivable, deferred costs related to subleases as well as unsettled share repurchases and short-term deposits.

7. PROPERTY, EQUIPMENT AND SOFTWARE, NET

The Company capitalized $30.0 million, $28.4 million and $31.0 million in website and internal-use software costs during the years ended December 31, 2023, 2022 and 2021, respectively, which are included in property, equipment and software, net on the consolidated balance sheets. Amortization expense related to capitalized website and internal-use software was $28.7 million, $29.6 million and $30.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Company wrote off $1.3 million, $1.0 million and $0.6 million of capitalized website and internal-use software costs in the years ended December 31, 2023, 2022 and 2021, respectively.

Property, equipment and software, net as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Capitalized website and internal-use software development costs	$ 258,059	$ 229,638
Leasehold improvements[1][2]	57,403	60,407
Computer equipment	50,014	50,920
Furniture and fixtures	10,336	11,627
Telecommunication	4,175	4,930
Software	1,113	1,702
Total	381,100	359,224
Less accumulated depreciation and amortization[1]	(312,416)	(282,000)
Property, equipment and software, net	$ 68,684	$ 77,224

[1] Leasehold improvements, net was reduced to reflect impairments of $2.3 million recorded during the year ended December 31, 2023 as a result of the Company's abandonments of certain office spaces.

[2] The cost basis was reduced to reflect an impairment of $1.5 million recorded during the year ended December 31, 2022 as a result of the Company's sublease of certain office space.

Depreciation and amortization expense related to property, equipment and software for the years ended December 31, 2023, 2022 and 2021 was $40.8 million, $43.2 million and $52.8 million, respectively. Depreciation and amortization expense for the year ended December 31, 2021 included $5.2 million of accelerated depreciation for leasehold improvements related to the termination of one of the Company's office leases.

For more information on the impairment charges and lease termination, see Note 9, "*Leases.*"

8. GOODWILL AND INTANGIBLE ASSETS

The Company's goodwill is the result of its acquisitions of other businesses and represents the excess of purchase consideration over the fair value of assets acquired and liabilities assumed. The Company performed its annual goodwill impairment analysis on August 31, 2023 and concluded that goodwill was not impaired, as the fair value of the reporting unit exceeded its carrying value. Additionally, no triggering events were identified as of December 31, 2023 that would more likely than not reduce the fair value of goodwill below its carrying value.

The changes in the carrying amounts of goodwill during the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Year Ended December 31,	
	2023	**2022**
Balance, beginning of period	$ 102,328	$ 105,128
Effect of currency translation	1,558	(2,800)
Balance, end of period	$ 103,886	$ 102,328

Intangible assets that were not fully amortized as of December 31, 2023 and 2022 consisted of the following (dollars in thousands):

	December 31, 2023			
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	**Weighted Average Remaining Life**
Business relationships	$ 9,918	$ (6,258)	$ 3,660	5.2 years
Licensing agreements	6,129	(2,151)	3,978	6.2 years
Domain and data licenses	2,869	(2,869)	—	0.0 years
Total	$ 18,916	$ (11,278)	$ 7,638	

	December 31, 2022			
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	**Weighted Average Remaining Life**
Business relationships	$ 9,918	$ (5,550)	$ 4,368	6.2 years
Licensing agreements	6,129	(1,505)	4,624	7.2 years
Domain and data licenses	2,869	(2,864)	5	0.5 years
Total	$ 18,916	$ (9,919)	$ 8,997	

Amortization expense related to intangible assets for the years ended December 31, 2023, 2022 and 2021 was $1.4 million, $1.7 million and $2.8 million, respectively.

As of December 31, 2023, estimated future amortization expense was as follows (in thousands):

2024	$	1,353
2025		1,353
2026		1,353
2027		1,353
2028		1,353
Thereafter		873
Total amortization	$	7,638

9. LEASES

The components of lease cost, net for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands):

	Year Ended December 31,					
		2023		**2022**		**2021**
Operating lease cost	$	33,694	$	40,819	$	49,989
Short-term lease cost (12 months or less)		396		1,065		532
Sublease income		(13,551)		(12,152)		(8,490)
Total lease cost, net	$	20,539	$	29,732	$	42,031

The Company's leases and subleases do not include any variable lease payments, residual value guarantees, related-party leases, or restrictions or covenants that would limit or prevent the Company from exercising its right to obtain substantially all of the economic benefits from use of the respective assets during the lease term.

Supplemental cash flow information related to leases for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands):

	Year Ended December 31,					
		2023		**2022**		**2021**
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	45,410	$	49,900	$	52,091

As of December 31, 2023, maturities of lease liabilities were as follows (in thousands):

2024	$	42,732
2025		22,191
2026		7,254
2027		6,442
2028		6,580
Thereafter		9,742
Total minimum lease payments		94,941
Less imputed interest		(7,642)
Present value of lease liabilities	$	87,299

As of December 31, 2023 and 2022, the weighted-average remaining lease term and weighted-average discount rate were as follows:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (years) — operating leases	3.7	4.1
Weighted-average discount rate — operating leases	5.1 %	5.3 %

The Company abandoned certain office space in San Francisco and New York during the year ended December 31, 2023 and entered into sublease agreements for portions of its office space in San Francisco and New York during the years ended December 31, 2022 and 2021. The Company evaluated the associated ROU assets and leasehold improvements for impairment as a result of the abandonments and subleases in accordance with Accounting Standards Codification Topic 360, "Property, Plant, and Equipment," because the change in circumstances indicated that the carrying amount of such assets may not be recoverable. The Company compared the future undiscounted cash flows to the carrying amounts of the respective ROU assets and leasehold improvements and determined that an impairment existed.

The Company compared the carrying values of the impacted assets to the fair values to determine the impairment amounts related to the abandonments and subleases. The Company recognized impairment charges of $23.6 million, $10.5 million and $11.2 million during the years ended December 31, 2023, 2022 and 2021, respectively, which are included in general and administrative expenses on its consolidated statements of operations. The impairment charges during the year ended December 31, 2023 reduced the carrying amounts of the ROU assets and leasehold improvements by $21.3 million and $2.3 million, respectively. The impairment charge during the year ended December 31, 2022 reduced the carrying amount of the ROU asset and leasehold improvements by $9.0 million and $1.5 million, respectively. The impairment charge during the year ended December 31, 2021 reduced the carrying amount of the ROU assets and leasehold improvements by $8.5 million and $2.7 million, respectively. For more information on the fair values of the ROU assets and leasehold improvements used in the impairment analysis, see Note 5, "*Fair Value Measurements*."

In December 2021, the Company terminated the lease for its office space in Washington, D.C. As a result, the Company recognized a net gain of $3.7 million, which includes certain termination-related fees and is included in general and administrative expenses on its consolidated statement of operations. The Company accelerated the depreciation of related leasehold improvements assets and recorded $5.2 million of depreciation expense for these assets during the year ended December 31, 2021.

10. OTHER NON-CURRENT ASSETS

Other non-current assets as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023	December 31, 2022
Deferred tax assets	$ 119,449	$ 97,426
Deferred contract costs	28,203	25,946
Other non-current assets	14,074	10,617
Total other non-current assets	$ 161,726	$ 133,989

11. CONTRACT BALANCES

The changes in the allowance for doubtful accounts during the years ended December 31, 2023, 2022 and 2021, were as follows (in thousands):

| | Year Ended December 31, | | | | | |
	2023		2022		2021	
Balance, beginning of period	$	9,277	$	7,153	$	11,559
Add: provision for doubtful accounts		40,702		25,006		14,574
Less: write-offs, net of recoveries		(36,211)		(22,882)		(18,980)
Balance, end of period	$	13,768	$	9,277	$	7,153

In calculating the allowance for doubtful accounts as of December 31, 2023, 2022 and 2021, the Company considered expectations of probable credit losses, including those associated with the COVID-19 pandemic for 2022 and 2021, based on observed trends in cancellations, observed changes in the credit risk of specific customers, the impact of anticipated closures and bankruptcies using forecasted economic indicators in addition to historical experience and loss patterns during periods of macroeconomic uncertainty. The increases in the provision for doubtful accounts and write-offs, net of recoveries in the years ended December 31, 2023 and 2022 as compared to the prior-year periods were a result of the ordinary course of business, reflecting the increase in net revenue as well as higher aggregate customer delinquencies.

Contract liabilities consist of deferred revenue, which is recorded on the consolidated balance sheets when the Company has received consideration, or has the right to receive consideration, in advance of transferring the performance obligations under the contract to the customer.

The changes in short-term deferred revenue during the years ended December 31, 2023 and 2022 were as follows (in thousands):

| | Year Ended December 31, | | | |
	2023		2022	
Balance, beginning of period	$	5,200	$	4,156
Less: recognition of deferred revenue from beginning balance		(4,936)		(3,922)
Add: net increase in current period contract liabilities		3,557		4,966
Balance, end of period	$	3,821	$	5,200

The majority of the Company's deferred revenue balance as of December 31, 2023 is classified as short-term and is expected to be recognized as revenue in the subsequent three-month period ending March 31, 2024. An immaterial amount of long-term deferred revenue is included in other long-term liabilities as of December 31, 2023. No other contract assets or liabilities were recorded on the Company's consolidated balance sheets as of December 31, 2023 and 2022.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of December 31, 2023 and 2022 consisted of the following (in thousands):

	December 31, 2023		December 31, 2022	
Accounts payable	$	11,868	$	14,525
Employee-related liabilities		79,081		66,929
Accrued legal settlements		15,085		26,250
Other accrued liabilities		26,775		30,246
Total accounts payable and accrued liabilities	$	132,809	$	137,950

As of December 31, 2023, other accrued liabilities primarily consisted of accrued operating expenses and cost of revenue, income taxes payable and unsettled share repurchases.

13. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Securities Class Action and Derivative Action

On January 18, 2018, a putative class action lawsuit alleging violations of the federal securities laws was filed in the U.S. District Court for the Northern District of California (the "District Court"), naming as defendants the Company and certain of its officers (the "Securities Class Action"). Following the District Court's approval of a stipulation to certify a class and denial of the defendants' motion for summary judgment, the defendants reached an agreement with the plaintiff to settle this matter for $22.25 million. The proposed settlement was subsequently filed with the District Court, which preliminarily approved it on July 25, 2022. The settlement was then funded by defendants' insurers during the three months ended September 30, 2022. The District Court entered an order granting final approval of the settlement on January 27, 2023 and, on the same day, entered judgment in the Securities Class Action. The settlement resolved all claims asserted against all defendants in the Securities Class Action without any liability or wrongdoing attributed to them.

On August 26, 2022, the District Court granted final approval of the settlement of a stockholder derivative action (the "Derivative Action") asserting claims against certain current and former officers, and naming the Company as a nominal defendant, which arose out of the same facts as the Securities Class Action and was also pending before the District Court. The settlement resolved all claims asserted against all defendants in the Derivative Action without any liability or wrongdoing attributed to them personally or to the Company. Under the terms of the settlement, the Company's Board of Directors (the "Board") adopted certain corporate governance modifications and the Company received $18.0 million of insurance proceeds. The Company paid $3.75 million of such insurance proceeds to the plaintiff's attorneys as fees. The remaining insurance proceeds partially funded the Securities Class Action settlement.

In 2021, the Company recorded an accrual for loss contingency within accounts payable and accrued liabilities in the aggregate amount of $26.0 million, which represented the total settlement amount for both the Securities Class Action and the Derivative Action, as well as a $26.0 million receivable for loss recovery within prepaid expenses and other current assets for the anticipated insurance proceeds related to these settlements. As of December 31, 2022, following payment to the plaintiff's attorneys in the Derivative Action, the Company had $22.25 million remaining for the settlement of the Securities Class Action on its consolidated balance sheets for the loss contingency accrual and loss recovery receivable. In January 2023, the Company released the remaining receivable and accrual upon the District Court granting final approval of these settlements.

CIPA Action

On October 12, 2016, a putative class action lawsuit asserting claims under the California Invasion of Privacy Act was filed against the Company (the "CIPA Action") in the Superior Court of California for the County of San Francisco (the "Superior Court"), in which the plaintiff sought statutory damages and other relief based on alleged unlawful call recording. The Company filed a motion for summary judgment on the basis that it had never recorded the plaintiff, which the Superior Court granted. The plaintiff appealed and, in October 2020, the California Court of Appeal for the First District (the "Court of Appeal") reversed the decision of the Superior Court, holding that the recording of only the Company's consenting sales representatives could violate CIPA, even if the plaintiff was not recorded. The California Supreme Court subsequently denied review of the Court of Appeal's decision and the case was remanded to the Superior Court. On January 18, 2023, the Superior Court granted the plaintiffs' motion for class certification. In February 2023, the Company filed a petition for a writ with the Court of Appeal seeking reversal of the Superior Court's class certification decision. The Court of Appeal summarily denied the writ petition on May 25, 2023, following which the Company filed a petition with the California Supreme Court on June 2, 2023 seeking an order directing the Court of Appeal to review the merits of the Company's writ petition. On July 17, 2023, the Company reached a preliminary agreement with the plaintiffs to settle the CIPA Action for $15.0 million, which payment the Company expects to be partially funded by insurance proceeds. The settlement would resolve all claims asserted against the Company in the CIPA Action without any liability or wrongdoing attributed to it. The parties have executed a settlement agreement, which the plaintiff presented to the Superior Court for approval. The Superior Court preliminarily approved the settlement on December 21, 2023 and a hearing regarding the final approval of the settlement is scheduled for April 10, 2024.

The Company assesses, in conjunction with its legal counsel, the need to record a liability for litigation and contingencies, which it will accrue when it believes a loss is probable and the amount can be reasonably estimated. Although the settlement agreement for the CIPA Action remains subject to final court approval, the Company believes the loss is probable and the payment amount of $15.0 million represents a reasonable estimate of loss contingency as of December 31, 2023. The Company recorded a $4.0 million accrual for loss contingency related to the CIPA Action as of December 31, 2022 and an additional accrual of $11.0 million during 2023, resulting in a $15.0 million accrual for loss contingency within accounts payable and

accrued liabilities on the Company's consolidated balance sheet as of December 31, 2023. The Company also believes that anticipated insurance proceeds of $3.9 million are probable and represent a reasonable estimate for loss recovery as of December 31, 2023. As such, the Company recorded a $3.9 million receivable for loss recovery during 2023, which is reflected within prepaid expenses and other current assets on the Company's consolidated balance sheet as of December 31, 2023.

Other Legal Proceedings

The Company is subject to other legal proceedings arising in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently does not believe that the final outcome of any of these other matters will have a material effect on the Company's business, financial position, results of operations or cash flows.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, business partners and other parties with respect to certain matters, including, but not limited to, losses arising out of a breach of such agreements, services to be provided by the Company or from intellectual property infringement claims made by third parties.

In addition, the Company has entered into indemnification agreements with directors and certain officers and employees that will require the Company to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers or employees.

While the outcome of claims cannot be predicted with certainty, the Company does not believe that the outcome of any claims under the indemnification arrangements will have a material effect on the Company's business, financial position, results of operations or cash flows.

Revolving Credit Facility

On April 28, 2023, the Company entered into a Revolving Credit and Guaranty Agreement with certain lenders and JPMorgan Chase Bank, N.A., as administrative and collateral agent, which provides for a five-year $125.0 million senior secured revolving credit facility (the "2023 credit facility"). The 2023 credit facility replaced the Company's previous $75.0 million revolving credit facility entered into on May 5, 2020 with Wells Fargo Bank, N.A. (the "2020 credit facility"), which terminated concurrently with the establishment of the 2023 credit facility. The 2023 credit facility includes a letter of credit sub-limit of $25.0 million, a bilateral letter of credit facility of $25.0 million and an accordion option, which, if exercised, would allow the Company to increase the aggregate commitments by up to $250.0 million, plus additional amounts if the Company is able to satisfy a leverage test, subject to certain conditions. The commitments under the 2023 credit facility expire on April 28, 2028.

Loans under the 2023 credit facility bear interest, at the Company's election, at either (a) an adjusted term Secured Overnight Financing Rate plus 0.10% plus a margin of 1.25% - 1.50%, depending on the Company's total leverage ratio, or (b) an alternative base rate plus a margin of 0.25% - 0.50%, depending on the Company's total leverage ratio. The Company is required to pay a commitment fee on the undrawn portion of the aggregate commitments that accrues at 0.20% - 0.25% per annum, depending on the Company's total leverage ratio, as well as a letter of credit fee on any outstanding letters of credit that accrues at 1.25% - 1.50% per annum, depending on the Company's total leverage ratio.

The 2023 credit facility contains customary conditions to borrowing, events of default and covenants, including covenants that restrict the Company's ability to incur indebtedness, grant liens, make distributions, pay dividends, repurchase shares, make investments and engage in transactions with the Company's affiliates, in each case subject to certain exceptions. The 2023 credit facility also requires the Company to maintain a total leverage ratio of no greater than 3.75 to 1.00, subject to an increase up to 4.25 to 1.00 for a certain period following significant acquisitions, and an interest coverage ratio of no less than 3.00 to 1.00. The obligations under the 2023 credit facility are secured by liens on substantially all of the Company's domestic assets, including certain domestic intellectual property assets and the equity of its domestic subsidiaries, as well as a portion of the equity interests the Company holds directly in its foreign subsidiaries.

As of December 31, 2023, the Company had $14.1 million of letters of credit outstanding under the 2023 credit facility sub-limit, which were moved from the 2020 credit facility. The letters of credit are primarily related to lease agreements for certain office locations and are required to be maintained and issued to the landlords of each facility. No loans were outstanding under the 2023 credit facility and the Company was in compliance with all conditions and covenants thereunder as of December 31, 2023.

14. STOCKHOLDERS' EQUITY

The following table presents the number of shares authorized and issued as of December 31, 2023 and 2022 (in thousands):

| | December 31, 2023 | | December 31, 2022 | |
	Shares Authorized	Shares Issued	Shares Authorized	Shares Issued
Common stock, $0.000001 par value	200,000	68,864	200,000	69,797
Undesignated preferred stock	10,000	—	10,000	—

Stock Repurchase Program

As of December 31, 2023, the Board had authorized the Company to repurchase up to an aggregate of $1.45 billion of its outstanding common stock, $81.7 million of which remained available as of December 31, 2023. The Company may purchase shares at management's discretion in the open market, in privately negotiated transactions, in transactions structured through investment banking institutions or a combination of the foregoing.

During the year ended December 31, 2023, the Company repurchased on the open market and subsequently retired 5,626,851 shares for an aggregate purchase price of $200.0 million. Although no shares were held in treasury stock as of December 31, 2023, an immaterial balance that remained was comprised of excise tax under the Inflation Reduction Act of 2022 on stock repurchases, net of shares issued, during the year. The Company expects to pay the excise tax in early 2024.

During the year ended December 31, 2022, the Company repurchased on the open market and subsequently retired 6,195,093 shares for an aggregate purchase price of $200.0 million. The Company had no treasury stock balance as of December 31, 2022.

Common Stock Reserved for Future Issuance

As of December 31, 2023, the Company had reserved shares of common stock for future issuances in connection with the following (in thousands):

	Number of Shares
Stock options outstanding	2,543
RSUs and PRSUs outstanding	9,961
Available for future equity award grants	11,513
Available for future ESPP offerings	2,082
Total reserved for future issuance	26,099

Equity Incentive Plans

The Company has outstanding awards under its 2012 Equity Incentive Plan, as amended (the "2012 Plan"). Under the 2012 Plan, the Company has the ability to issue incentive stock options, non-statutory stock options, stock appreciation rights, RSUs, restricted stock awards, performance units and performance shares. Additionally, the 2012 Plan provides for the grant of performance cash awards to employees, directors and consultants.

On February 6, 2023, the Company adopted the Yelp Inc. 2023 Inducement Award Plan (the "Inducement Plan"), pursuant to which it reserved 1,400,000 shares of its common stock for issuance to individuals who were not previously employees of the Company, or who are returning to employment following a bona fide period of non-employment with the Company, as an inducement material to such persons entering into employment with the Company, in accordance with New York Stock Exchange Listed Company Manual Rule 303A.08. Under the Inducement Plan, the Company has the ability to issue non-statutory stock options, stock appreciation rights, RSUs, restricted stock awards, performance units and performance shares. The Inducement Plan also provides for the grant of performance cash awards to individuals eligible to receive awards under the Inducement Plan.

Stock Options

The Company grants stock options at a price per share not less than the fair value of a share of the Company's common stock on the grant date. Options generally vest over a four-year period, on one of two schedules: (a) 25% vesting at the end of one year and the remaining shares vesting monthly thereafter or (b) ratably on a monthly basis. Options granted are generally exercisable for contractual terms of up to 10 years. The Company issues new shares when stock options are exercised.

There were no options granted during the year ended December 31, 2023. For the years ended December 31, 2022 and 2021, the weighted-average assumptions used for the Black-Scholes-Merton option valuation model were as follows:

| | Year Ended December 31, | |
	2022	**2021**
Dividend yield	—	—
Annual risk-free rate	3.0 %	1.1 %
Expected volatility	50.4 %	49.4 %
Expected term (years)	6.0	6.0

A summary of stock option activity for the year ended December 31, 2023 is as follows:

	Number of Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	3,543	$ 32.81	3.6	$ 7,507
Exercised	(847)	23.94		
Canceled	(153)	46.39		
Outstanding at December 31, 2023	2,543	$ 34.94	3.6	$ 33,100
Options vested and exercisable at December 31, 2023	2,503	$ 34.92	3.5	$ 32,641

Aggregate intrinsic value represents the difference between the closing price of the Company's common stock as quoted on the New York Stock Exchange on a given date and the exercise price of outstanding, in-the-money options. The total intrinsic value of options exercised was approximately $6.5 million, $3.2 million and $13.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The weighted-average grant date fair value of options granted was $16.07 and $18.55 per share for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2023, total unrecognized compensation costs related to nonvested stock options were approximately $0.6 million, which the Company expects to recognize over a weighted-average time period of 1.4 years.

RSUs

RSUs generally vest over a four-year period, on one of two schedules: (a) 25% vesting at the end of one year and the remaining vesting quarterly or annually thereafter or (b) ratably on a quarterly basis.

RSUs also include PRSUs, which are subject to either (a) a market condition or (b) the achievement of performance goals. PRSUs may also be subject to a time-based vesting schedule of quarterly over four years (the "Time-Based Vesting Schedule"). For PRSUs subject to a market condition, the Company recognizes expense from the date of grant. For PRSUs subject to performance goals, the Company recognizes expense when it is probable that the performance condition will be achieved.

The Company granted PRSUs subject to market conditions in 2022 and 2023. The shares underlying each of these PRSU awards vest based on the relative performance of the Company's total stockholder return ("TSR") over a three-year period. A percentage of the target number of shares underlying each award, ranging from zero to 200%, will vest based on the percentile rank of the Company's TSR relative to that of the other companies in the Russell 2000 Index over a three-year period beginning

January 1 of the year of grant (the "Performance Period"). The Company's TSR, as well as the TSR of the other companies in the Russell 2000 Index, will be calculated based on the average closing price of each company's stock over the last 20 trading days of the Performance Period compared to the average closing price over the first 20 trading days of the Performance Period. Any shares that become eligible to vest based on the Company's level of achievement of the market goal will fully vest on or following certification of the Company's performance on February 20, 2025 and 2026, respectively, or, if certification occurs following such date, March 15, 2025 and 2026, respectively, for the 2022 and 2023 grants, subject to the applicable employee's continued service as of such vesting dates.

For PRSUs subject to performance goals, a percentage of the target number of shares, ranging from zero to 200%, will become eligible to vest based on the Company's level of achievement of certain financial targets, subject to the Time-Based Vesting Schedule. The shares subject to performance goals become eligible to vest once the achievement against the financial targets is known, which will be no later than March of the year following the year in which the PRSUs are granted. On the quarterly vest date immediately following such determination (or a vest date otherwise specified in the agreement), the eligible shares, if any, will vest to the extent that the employee has met the Time-Based Vesting Schedule as of such date. Thereafter, the eligible shares will continue to vest in accordance with the Time-Based Vesting Schedule, subject to the applicable employee's continued service as of each such vesting date. The Company performed an analysis as of December 31, 2023 to assess the probability of achievement of the PRSU financial targets and, as a result, recorded compensation costs in the year ended December 31, 2023 for the PRSUs granted in 2023 that it expected to vest.

As the PRSU activity during the year ended December 31, 2023 was not material, it is presented together with the RSU activity in the table below. A summary of RSU and PRSU activity for the year ended December 31, 2023 is as follows (in thousands, except per share amounts):

	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2022	9,962	$ 33.48
Granted	6,729	30.42
Vested[1]	(5,545)	31.63
Canceled	(1,185)	32.14
Nonvested at December 31, 2023[2]	9,961	$ 32.61

[1] Includes 2,298,468 shares that vested but were not issued due to the Company's use of net share settlement for payment of employee taxes.

[2] Includes 766,465 PRSUs.

The aggregate fair value as of the vest date of RSUs and PRSUs that vested during the years ended December 31, 2023, 2022 and 2021 was $207.4 million, $155.0 million and $164.5 million, respectively. As of December 31, 2023, the Company had approximately $297.6 million of unrecognized stock-based compensation expense related to RSUs and PRSUs, which it expects to recognize over the remaining weighted-average vesting period of approximately 2.3 years.

Employee Stock Purchase Plan

The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of their eligible compensation, subject to any plan limitations, during designated six-month offering periods. At the end of each offering period, employees are able to purchase shares at 85% of the fair market value of the Company's common stock on the last day of the offering period, based on the closing sales price of the Company's common stock as quoted on the New York Stock Exchange on such date.

During the years ended December 31, 2023, 2022 and 2021, there were 604,111, 627,485 and 517,309 shares purchased by employees under the ESPP at a weighted-average purchase price per share of $31.79, $25.55 and $31.58, respectively. The Company recognized stock-based compensation expense related to the ESPP of $3.3 million, $2.8 million and $3.0 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Stock-Based Compensation

The following table summarizes the effects of stock-based compensation expense related to stock-based awards in the consolidated statements of operations during the periods presented (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
Cost of revenue	$	5,274	$	4,761	$	4,302
Sales and marketing		35,187		33,621		32,335
Product development		97,515		86,871		81,624
General and administrative		35,475		30,837		33,418
Total stock-based compensation recorded to income before incomes taxes		173,451		156,090		151,679
Benefit from income taxes		(34,474)		(33,792)		(35,778)
Total stock-based compensation recorded to net income	$	138,977	$	122,298	$	115,901

During the years ended December 31, 2023, 2022 and 2021, the Company capitalized $9.7 million, $8.9 million and $10.7 million, respectively, of stock-based compensation expense as website and internal-use software development costs and, to a lesser extent, implementation costs incurred related to cloud computing arrangements that are service contracts.

15. OTHER INCOME, NET

Other income, net for the years ended December 31, 2023, 2022 and 2021 consisted of the following (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
Interest income (expense), net	$	19,571	$	5,762	$	(116)
Transaction gain (loss) on foreign exchange, net		49		(130)		231
Other non-operating income, net		6,419		2,793		2,089
Other income, net	$	26,039	$	8,425	$	2,204

16. INCOME TAXES

The following table presents domestic and foreign components of income before income taxes for the periods presented (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
United States	$	131,459	$	89,215	$	44,009
Foreign		(26,377)		(22,437)		(10,291)
Total income before income taxes	$	105,082	$	66,778	$	33,718

The income tax provision (benefit) is composed of the following (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
Current:						
Federal	$	20,466	$	74,464	$	1,133
State		3,934		11,070		1,859
Foreign		3,659		1,518		245
Total current tax		28,059		87,052		3,237
Deferred:						
Federal		(19,934)		(51,217)		(9,338)
State		(2,085)		(5,281)		(443)
Foreign		(131)		(123)		591
Total deferred tax		(22,150)		(56,621)		(9,190)
Total provision for (benefit from) income taxes	$	5,909	$	30,431	$	(5,953)

The following table presents a reconciliation of the statutory federal rate and the Company's effective tax rate for the periods presented:

	Year Ended December 31,		
	2023	**2022**	**2021**
Income tax at federal statutory rate	21.00 %	21.00 %	21.00 %
State tax, net of federal tax effect	(0.02)	5.16	5.09
Foreign income tax rate differential	(1.35)	(1.27)	(1.83)
Stock-based compensation	3.26	8.55	(11.58)
Provision to return true-ups	(12.03)	0.46	2.46
Income tax credits	(11.14)	(12.73)	(39.39)
Change in valuation allowance	0.60	2.24	11.50
Change in uncertain tax positions	0.26	(0.36)	(18.68)
Global intangible low-taxed income ("GILTI")	—	16.09	—
Employee fringe benefits	0.73	0.43	0.35
Other non-deductible expenses	4.19	5.19	9.95
Deferred adjustments	0.57	1.46	0.98
Net operating loss carryback and true-up	—	—	2.71
Other	(0.45)	(0.65)	(0.22)
Effective tax rate	5.62 %	45.57 %	(17.66)%

Beginning in 2022, additional changes under the U.S. Tax Cuts and Jobs Act (the "Tax Act") came into effect, including the mandatory capitalization and amortization of research and development expenses. These provisions require the Company to capitalize research and experimental expenditures and amortize them on the U.S. tax return over 5 or 15 years, depending on where research is conducted. This required capitalization results in an overall increase in provision for income taxes (including an increase in GILTI as well as the overall effective tax rate in 2022) and in DTAs. However, as a result of IRS guidance published in the third quarter of 2023, the updated guidance has reduced the amount of research and development expenses required to be capitalized under the Tax Act.

Deferred Tax Balances

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company's deferred tax assets and liabilities for the periods presented (in thousands):

	As of December 31,	
	2023	2022
Deferred tax assets:		
Reserves and others	$ 11,026	$ 4,803
Stock-based compensation	17,564	20,214
Net operating loss carryforward	1,365	1,754
Tax credit carryforward	35,087	34,462
Capitalized research and development	100,168	84,390
Operating lease liabilities	20,402	30,394
Gross deferred tax assets	185,612	176,017
Valuation allowance	(34,927)	(34,303)
Total deferred tax assets	150,685	141,714
Deferred tax liabilities:		
Depreciation and amortization	(12,979)	(13,955)
Deferred contract costs	(7,372)	(6,750)
Operating lease right-of-use assets	(10,943)	(23,631)
Total deferred tax liabilities	(31,294)	(44,336)
Net deferred tax assets	$ 119,391	$ 97,378

As of December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $3.1 million and $25.7 million, respectively, expiring beginning in 2037 and 2025, respectively. The Company had federal research credit carryforwards of approximately $0.4 million (gross) that begin to expire in 2031, if unused; California research credit carryforwards of approximately $73.1 million (gross) that do not expire; and Canada research credit carryforwards of approximately $0.3 million (gross) that begin to expire in 2041.

Utilization of net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company does not expect any previous ownership changes, as defined under Section 382 and 383 of the Internal Revenue Code, to result in a limitation that will materially reduce the total amount of net operating loss carryforwards and credits that can be utilized. Further, foreign loss carryforwards may be subject to limitations under the applicable laws of the taxing jurisdictions due to ownership change limitations.

As of December 31, 2023, the Company had accumulated undistributed earnings generated by its foreign subsidiaries of approximately $28.3 million. The Company continues to assert that all its foreign earnings are to be permanently reinvested and expects future U.S. cash generation to be sufficient to meet future U.S. cash needs. As such, the Company has not recognized a deferred tax liability related to unremitted foreign earnings.

Deferred Tax Valuation Allowance

As more fully described in "Income Taxes" in Note 2, "*Summary of Significant Accounting Policies,*" the Company maintains valuation allowances against deferred tax balances where appropriate and considers all positive and negative evidence that the Company would have future taxable income sufficient to realize the benefit of its deferred tax assets.

Valuation allowances of $34.9 million and $34.3 million primarily related to California state tax credits were recorded against the Company's net deferred tax asset balances as of December 31, 2023 and 2022, respectively. Since the Company mainly conducts research and development activities in California but earns a substantial portion of its U.S. income in other states, the Company could not assert, at the required more-likely-than-not level of certainty, that it would generate future taxable California income sufficient to realize the benefit of these deferred tax assets. Accordingly, the Company maintained a valuation allowance against specific state credits.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

| | Year Ended December 31, | | |
	2023	2022	2021
Balance at the beginning of the year	$ 59,764	$ 52,605	$ 48,207
(Decrease) increase based on tax positions related to the prior year	(2,146)	61	(291)
Increase based on tax positions related to the current year	6,841	7,455	10,750
Lapse of statute of limitations	—	(357)	(6,061)
Balance at the end of the year	$ 64,459	$ 59,764	$ 52,605

As of December 31, 2023, the Company had $35.5 million of unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company's policy is to record interest and penalties related to unrecognized tax benefits as income tax expense. During each of the years ended December 31, 2023, 2022 and 2021, the Company recorded an immaterial amount of interest and penalties.

In addition, the Company is subject to the continuous examination of its income tax returns by the IRS and other tax authorities. The Company's federal and state income tax returns for tax years subsequent to 2003 remain open to examination. In the Company's foreign jurisdictions — Canada, Germany, Ireland and the United Kingdom — the tax years subsequent to 2017 remain open to examination. The Company regularly assesses the likelihood of adverse outcomes resulting from examinations to determine the adequacy of its provision for income taxes, and monitors the progress of ongoing discussions with tax authorities and the impact, if any, of the expected expiration of the statute of limitations in various taxing jurisdictions. The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income taxes in the period such resolution occurs. As of December 31, 2023, although the timing of the resolution or closure of audits is not certain, the Company believes it is reasonably possible that unrecognized tax benefits will not be reduced within the next 12 months.

17. NET INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

Basic net income (loss) per share attributable to common stockholders is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted net income (loss) per share attributable to common stockholders is computed using the weighted-average number of outstanding shares of common stock and the effect of potentially dilutive securities outstanding during the period. Potentially dilutive securities include stock options, RSUs (including PRSUs) and, to a lesser extent, ESPP shares. If dilutive, such potentially dilutive securities are reflected in net income (loss) per share attributable to common stockholders using the treasury stock method.

The following tables present the calculation of basic and diluted net income per share attributable to common stockholders for the periods presented (in thousands, except per share data):

		Year Ended December 31,				
		2023		**2022**		**2021**
Basic net income per share:						
Net income attributable to common stockholders	$	99,173	$	36,347	$	39,671
Shares used in computation:						
Weighted-average common shares outstanding		69,221		70,867		74,221
Basic net income per share attributable to common stockholders:	$	1.43	$	0.51	$	0.53

		Year Ended December 31,				
		2023		**2022**		**2021**
Diluted net income per share:						
Net income attributable to common stockholders	$	99,173	$	36,347	$	39,671
Shares used in computation:						
Weighted-average common shares outstanding		69,221		70,867		74,221
Stock options		331		474		786
RSUs		4,042		2,058		3,607
ESPP		2		3		2
Number of shares used in diluted calculation		73,596		73,402		78,616
Diluted net income per share attributable to common stockholders:	$	1.35	$	0.50	$	0.50

The following stock-based instruments were excluded from the calculation of diluted net income per share attributable to common stockholders because their effect would have been anti-dilutive for the periods presented (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Stock options	791	2,030	1,541
RSUs	424	853	59

18. INFORMATION ABOUT REVENUE AND GEOGRAPHIC AREAS

The Company considers operating segments to be components of the Company for which separate financial information is available and evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The chief operating decision maker for the Company is the chief executive officer. The chief executive officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by product line and geographic region for purposes of allocating resources and evaluating financial performance.

The Company has determined that it has a single operating and reporting segment. When the Company communicates results externally, it disaggregates net revenue into major product lines and primary geographical markets, which is based on the billing address of the customer. The disaggregation of net revenue by major product lines is based on the type of service provided and also aligns with the timing of revenue recognition for each. To reflect the Company's strategic focus on creating differentiated experiences for its Services categories and Restaurants, Retail & Other categories, the Company further disaggregates advertising revenue to reflect these two high-level category groupings. The Services categories consist of the following businesses: home, local, auto, professional, pets, events, real estate and financial services. The Restaurants, Retail & Other categories consist of the following businesses: restaurants, shopping, beauty & fitness, health and other.

Net Revenue

The following table presents the Company's net revenue by major product line (and by category for advertising revenue) for the periods presented (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
Net revenue by product:						
Advertising revenue by category:						
Services	$	793,112	$	693,810	$	607,770
Restaurants, Retail & Other		483,406		440,593		377,455
Advertising		1,276,518		1,134,403		985,225
Transactions		13,008		14,063		13,196
Other		47,536		45,040		33,418
Total net revenue	$	1,337,062	$	1,193,506	$	1,031,839

During the years ended December 31, 2023, 2022 and 2021, no individual customer accounted for 10% or more of consolidated net revenue.

As a result of the COVID-19 pandemic, the Company considered whether there was any impact to the manner in which it recognizes revenue, in particular with respect to the collectability criteria for recognizing revenue from contracts with customers. The Company did not change the manner in which it recognizes revenue as a result of that assessment.

During the years ended December 31, 2022 and 2021, the Company offered a number of relief incentives to advertising and other revenue customers most impacted by the COVID-19 pandemic totaling $0.4 million and $3.5 million, respectively. These incentives were primarily in the form of waived advertising and subscription fees. The Company accounted for these incentives as price concessions and reduced net revenue recognized in the years ended December 31, 2022 and 2021 accordingly. The Company did not provide any COVID-19 relief incentives during the year ended December 31, 2023.

The following table presents the Company's net revenue by major geographic region for the periods presented (in thousands):

		Year Ended December 31,				
		2023		**2022**		**2021**
United States	$	1,327,263	$	1,185,202	$	1,023,143
All other countries		9,799		8,304		8,696
Total net revenue	$	1,337,062	$	1,193,506	$	1,031,839

Long-Lived Assets

The following table presents the Company's long-lived assets by major geographic region as of December 31, 2023 and 2022 (in thousands):

		As of December 31,		
		2023		**2022**
United States	$	62,464	$	72,325
All other countries		6,220		4,899
Total long-lived assets	$	68,684	$	77,224

19. SUBSEQUENT EVENTS

On February 13, 2024, the Board authorized a $500.0 million increase to its stock repurchase program, bringing the total amount of repurchases authorized under our stock repurchase program since its inception in 2017 to $1.95 billion. The Company repurchased $27.0 million of shares subsequent to December 31, 2023, resulting in approximately $554.7 million remaining available for future repurchases on February 20, 2024.